As confidentially submitted to the U.S. Securities and Exchange Commission on April 20, 2026. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NON-INVASIVE MONITORING SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Florida	3829	59-2007840
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Non-Invasive Monitoring Systems, Inc.

4400 Biscayne Blvd., Suite 180

Miami, Florida 33137

(305) 575-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James J. Martin

Chief Financial Officer

Non-Invasive Monitoring Systems, Inc.
4400 Biscayne Blvd., Suite 180
(305) 575-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Michael Harris, Esq. Edward H. Schauder, Esq. Nason Yeager Gerson Harris & Fumero, P.A. 3001 PGA Blvd., Suite 305 Palm Beach Gardens, Florida 33410 (561) 686-3307	Joseph Lucosky, Esq. Edward Welch, Esq. Eric Mendelson, Esq. Lucosky Brookman LLP 101 Wood Avenue South Woodbridge, New Jersey 08830 (732) 395-4400

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described in the information statement/prospectus contained herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this information statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this information statement/ prospectus has been filed with the Securities and Exchange Commission. These securities may not be issued or sold until the registration statement filed with the Securities and Exchange Commission is effective. This information statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED APRIL 20, 2026

Non-Invasive Monitoring Systems, Inc.

4400 Biscayne Blvd., Suite 180

Miami, Florida 33137

NOTICE OF STOCKHOLDER ACTION BY WRITTEN CONSENT

WE ARE NOT ASKING YOU FOR A PROXY

AND YOU ARE REQUESTED NOT TO SEND US A PROXY

Dear Non-Invasive Monitoring Systems, Inc. Stockholder:

NOTICE IS HEREBY GIVEN that the board of directors (the “Non-Invasive Monitoring Systems Board”) of Non-Invasive Monitoring Systems, Inc., a Florida corporation (“Non-Invasive Monitoring Systems,” “we,” “us,” “our” or the “Company”), has approved, and the holders of approximately [●]% of the outstanding shares of our common stock, par value $0.01 per share (the “Non-Invasive Monitoring Systems Common Stock”) entitled to vote (collectively, the “Non-Invasive Monitoring Systems Majority Stockholders”) have executed a written consent in lieu of a special meeting approving, the following actions:

1. the issuance of [●] shares of Non-Invasive Monitoring Systems Common Stock as Merger Consideration (as defined below) in accordance with the Agreement and Plan of Merger and Reorganization, dated March 6, 2026 (the “Merger Agreement”), by and among the Company, Gravitics Merger Sub Inc., a wholly owned subsidiary of Non-Invasive Monitoring Systems (“Merger Sub”), and Gravitics, Inc. (“Gravitics”), a Delaware corporation, pursuant to which Merger Sub will merge with and into Gravitics, with Gravitics as the surviving corporation and a wholly owned subsidiary of Non-Invasive Monitoring Systems (the “Merger”);

2. an amendment to our articles of incorporation to change the name of the Company from Non-Invasive Monitoring Systems Technologies, Inc. to Gravitics Holdings, Inc.;(the “Charter Amendments”); and

3. the adoption of our 2026 Equity Incentive Plan, pursuant to which [●] shares of Non-Invasive Monitoring Systems Common Stock are reserved for issuance of awards thereunder (the “2026 Equity Incentive Plan”).

Pursuant to Section 607.0704 of the Florida Business Corporation Act (“FBCA”), unless otherwise provided in a company’s articles of incorporation, any action of a meeting of stockholders may be taken, without a meeting and prior notice, by signed consent of stockholders having the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Pursuant to Article III, Section 9 the Company’s By-Laws, any action required or allowed to be taken at a meeting of stockholders may be taken without a meeting, prior notice or vote, if a written consent, setting forth the action taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and the written consent specified in the FBCA shall be obtained and furnished to all non-consenting stockholders. On [●], 2026, the Non-Invasive Monitoring Systems Board approved the foregoing actions and authorized the stockholders of the Company to approve the foregoing actions by written consent. On [●], 2026, by written consent without a meeting, the Non-Invasive Monitoring Systems Majority Stockholders approved the issuance of Non-Invasive Monitoring Systems Common Stock as Merger Consideration in accordance with the Merger Agreement, the Charter Amendment, and the 2006 Equity Incentive Plan. This information statement/prospectus is being furnished to all stockholders of the Company for the purpose of informing stockholders of these corporate actions before they take effect.

Please be advised that the Non-Invasive Monitoring Systems Majority Stockholders, collectively holding approximately [●]% of the issued and outstanding shares of Non-Invasive Monitoring Systems Common Stock, have executed a written consent approving (a) the issuance of Non-Invasive Monitoring Systems Common Stock as Merger Consideration in accordance with the Merger Agreement, (b) the Charter Amendment, and (c) the 2026 Equity Incentive Plan. No other votes are required or necessary to consummate the Merger and the Transactions, issue Non-Invasive Monitoring Systems Common Stock as Merger Consideration in accordance with the Merger Agreement, amend our articles of incorporation, or adopt our 2026 Equity Incentive Plan, and none is being solicited hereunder. Pursuant to Rule 14c-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), these corporate actions will not be effected until 20 calendar days after the filing and mailing of this information statement/prospectus to our stockholders or as soon as practicable thereafter. We will mail the Notice of Stockholder Action by Written Consent to our stockholders on or about [●], 2026. We anticipate that the issuance of Non-Invasive Monitoring Systems Common Stock as Merger Consideration, the Charter Amendment, and the 2026 Equity Incentive Plan will be effected on or about [●], 2026.

This information statement/prospectus also constitutes notice to you under Section 607.0704 of the FBCA of the actions taken by written consent by the Non-Invasive Monitoring Systems Majority Stockholders without a meeting of stockholders.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY.

Non-Invasive Monitoring Systems, Merger Sub and Gravitics have entered into the Merger Agreement pursuant to which Merger Sub will merge with and into Gravitics, with Gravitics as the surviving corporation and a wholly owned subsidiary of Non-Invasive Monitoring Systems. Following the completion of the Merger, the name of Non-Invasive Monitoring Systems will be changed to Gravitics Holdings, Inc.

Immediately prior to the Merger, each issued and outstanding share of Series Seed-I Preferred Stock, $0.00001 par value per share, Series Seed-II Preferred Stock, $0.00001 par value per share, Series Seed-III Preferred Stock, $0.00001 par value per share, Series A-I Preferred Stock, $0.00001 par value per share, Series A-II Preferred Stock, $0.00001 par value per share, and Series A-III Preferred Stock, $0.00001 par value per share, of Gravitics (collectively, the “Gravitics Preferred Stock”) shall be cancelled and converted into shares of common stock of Gravitics, par value $0.00001 per share (“Gravitics Common Stock”), pursuant to their respective terms. At the effective time of the Merger (the “Effective Time”) each share of Gravitics Common Stock will be converted into the right to receive shares of Non-Invasive Monitoring Systems Common Stock that will result in the Gravitics stockholders, in the aggregate, holding not less than 95.5% of the outstanding equity ownership of Non-Invasive Monitoring Systems immediately following the Effective Time. The number of shares of Non-Invasive Monitoring Systems Common Stock to be received by the Gravitics stockholders will not be adjusted for changes in the market price of Non-Invasive Monitoring Systems Common Stock between the signing of the Merger Agreement and the Effective Time. Non-Invasive Monitoring Systems stockholders will continue to own and hold their existing shares of Non-Invasive Monitoring Systems Common Stock, which will represent not more than 4.5% of the outstanding equity ownership of Non-Invasive Monitoring Systems immediately following the Effective Time.

Non-Invasive Monitoring Systems Common Stock is currently quoted on the OTC Markets Group’s Expert Market (the “OTC Expert Market”) under the symbol “NIMU.” Upon the Effective Date, Non-Invasive Monitoring Systems will be renamed Gravitics Holdings, Inc. We intend to apply to have the Non-Invasive Monitoring Systems Common Stock listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “[●].” The closing of the Merger is conditioned upon the approval of our listing application and there is no guarantee or assurance that the Non-Invasive Monitoring Systems Common Stock will be approved for listing on Nasdaq. We will not consummate the Merger unless Nasdaq shall have approved the Uplisting of the Non-Invasive Monitoring Systems Common Stock. On April 17, 2026, the last trading day before the date of this information statement/prospectus, the closing sale price of Non-Invasive Monitoring Systems Common Stock on the OTC Expert Market was $0.05 per share.

Under the FBCA and our charter documents, the approval of the issuance of Non-Invasive Monitoring Systems Common Stock as Merger Consideration, the Charter Amendment, and the 2026 Equity Incentive Plan by the Company’s stockholders required the affirmative vote or written consent of the holders of a majority of the outstanding shares of Non-Invasive Monitoring Systems Common Stock. On [●], 2026, the Non-Invasive Monitoring Systems Majority Stockholders, collectively holding approximately [●]% of Non-Invasive Monitoring Systems Common Stock, executed a written consent approving (a) the issuance of Non-Invasive Monitoring Systems Common Stock as Merger Consideration in accordance with the Merger Agreement, (b) the Charter Amendment, and (c) the 2026 Equity Incentive Plan. No other votes of Non-Invasive Monitoring Systems stockholders are required or necessary to effectuate the foregoing actions, and none is being solicited hereunder. As a result, Non-Invasive Monitoring Systems has not solicited and will not be soliciting your vote for the approval of the issuance of the shares of Non-Invasive Monitoring Systems Common Stock as Merger Consideration in accordance with the Merger Agreement, the Charter Amendment, or the 2026 Equity Incentive Plan, and Non-Invasive Monitoring Systems does not intend to call a meeting of stockholders for purposes of voting on the approval of the foregoing actions.

This Notice of Stockholder Action by Written Consent shall constitute notice to you from the Company that the Merger, the Transactions, the issuance of Non-Invasive Monitoring Systems Common Stock as Merger Consideration in accordance with the Merger Agreement, and the Charter Amendment, the 2026 Equity Plan have been approved by the holders of a majority of the outstanding shares of Non-Invasive Monitoring Systems Common Stock by written consent in lieu of a meeting in accordance with Section 607.0704 of the FBCA.

Holders of Non-Invasive Monitoring Systems Common Stock do not have appraisal or dissenters’ rights under the FBCA in connection with the matters described in this information statement/prospectus and approved by the Non-Invasive Monitoring Systems Majority Stockholders.

This information statement/prospectus provides you with more specific information concerning the Merger, the Transactions, the Charter Amendment, and the 2026 Equity Incentive Plan. We encourage you to carefully read this information statement/prospectus and the copy of the Merger Agreement included as Annex A to this information statement/prospectus.

More information about Non-Invasive Monitoring Systems, Gravitics, the Merger, the Charter Amendment, and the 2026 Equity Incentive Plan are contained in this information statement/prospectus. Non-Invasive Monitoring Systems urges you to read the accompanying information statement/ prospectus carefully and in its entirety. We encourage you to read the entire document carefully, in particular the “Risk Factors” section beginning on page 15 of this information statement/prospectus.

Non-Invasive Monitoring Systems is excited about the opportunities the Merger brings to both Non-Invasive Monitoring Systems’ and Gravitics’ stockholders, and thanks you for your consideration and continued support.

/s/ James J. Martin

James J. Martin

Chief Financial Officer

Non-Invasive Monitoring Systems, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger or the issuance of Non-Invasive Monitoring Systems Common Stock to be issued in the Merger, the Charter Amendment, or the 2026 Equity Incentive Plan, or determined if this information statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This information statement/prospectus is dated [●], 2026 and is first being mailed to Non-Invasive Monitoring Systems’ stockholders on or about [●], 2026.

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ABOUT THIS INFORMATION STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by Non-Invasive Monitoring Systems, constitutes (1) an information statement of Non-Invasive Monitoring Systems in accordance with Section 14C of the Exchange Act that is being distributed to the stockholders of Non-Invasive Monitoring Systems to notify them of actions taken by the Non-Invasive Monitoring Systems Majority Stockholders by written consent in lieu of a meeting and (2) a prospectus of Non-Invasive Monitoring Systems under Section 5 of the Securities Act of 1933 (as amended, the “Securities Act”) with respect to the shares of Non-Invasive Monitoring Systems Common Stock to be issued to Gravitics’ stockholders pursuant to the Merger Agreement.

You should rely only on the information contained in this information statement/prospectus. Non-Invasive Monitoring Systems and Gravitics have not authorized anyone to provide you with information that is different from that contained in this information statement/prospectus. This information statement/prospectus is dated [●], 2026, and you should not assume that the information contained in this information statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.

This information statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Non-Invasive Monitoring Systems has supplied all information contained in this information statement/prospectus relating to Non-Invasive Monitoring Systems, and Gravitics has supplied all information contained in this information statement/prospectus relating to Gravitics. Non-Invasive Monitoring Systems and Gravitics have both contributed to the information related to the Merger contained in this information statement/prospectus.

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MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this information statement/prospectus concerning the industry and the markets in which Non-Invasive Monitoring Systems and Gravitics operate, including our respective general expectations and market position, market opportunity and market size, are based on reports from various sources. In some cases, this information statement/prospectus does not expressly refer to the sources from which this data is derived. In that regard, when this information statement/prospectus refers to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

Because this information involves a number of assumptions and limitations, you are cautioned not to give undue weight to such information. While we have not independently verified market data and industry forecasts provided by any of these or any other third-party sources referred to in this information statement/prospectus, we believe such sources to be reliable and are not aware of any misstatements in such information.

In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which Non-Invasive Monitoring Systems and Gravitics operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors” and elsewhere in this information statement/prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

TRADEMARKS AND TRADE NAMES

The Gravitics design logo, “Gravitics,” and Gravitics’ other common law trade names, trademarks, and service marks are the property of Gravitics. Solely for our convenience, trademarks and trade names referred to in this information statement/prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we or Gravitics will not assert, to the fullest extent possible under applicable law, Gravitics’ rights or the rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this information statement/prospectus is the property of its respective holder.

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FREQUENTLY USED TERMS

Unless otherwise indicated or the context otherwise requires, all references in this information statement/ prospectus to “we,” “us,” “our,” the “Company,” “Non-Invasive Monitoring Systems,” and similar terms refer to Non-Invasive Monitoring Systems, Inc.. Unless otherwise stated in this information statement/prospectus, reference to:

●	“2026 Equity Incentive Plan” means the 2026 Equity Incentive Plan of Non-Invasive Monitoring Systems, pursuant to which [●] shares of Non-Invasive Monitoring Systems Common Stock are reserved for issuance of awards thereunder.

●	“Articles of Incorporation” means the articles of incorporation of Non-Invasive Monitoring Systems, as amended, that will become the Combined Company’s articles of incorporation.

●	“Certificate of Merger” means a certificate of merger in such form as required by, and executed in accordance with, the relevant provisions of the DGCL.

●	“Charter Amendment” means the amendment in which Non-Invasive Monitoring Systems’ articles of incorporation will be amended to change the name of the company from Non-Invasive Monitoring Systems, Inc. to “Gravitics Holdings, Inc.”

●	“Closing” means the closing of the Merger, subject to the terms and conditions of the Merger Agreement.

●	“Closing Date” means the day on which the Closing occurs.

●	“Closing Date Stock Options” means the [●] options to purchase shares of Non-Invasive Monitoring Systems Common Stock to be issued by Non-Invasive Monitoring Systems pursuant to Non-Invasive Monitoring Systems’ 2026 Equity Incentive Plan as soon as practicable following the Effective Time in exchange for [●] options to purchase shares of Gravitics Common Stock that are outstanding immediately prior to or on the Closing Date.

●	“Closing Date Warrants” means the [●] warrants to purchase shares of Non-Invasive Monitoring Systems Common Stock to be issued by Non-Invasive Monitoring Systems as soon as practicable following the Effective Time in exchange for [●] warrants to purchase shares of Gravitics Common Stock that are outstanding immediately prior to or on the Closing Date.

●	“Combined Company” means Non-Invasive Monitoring Systems after the Merger, which will be renamed “Gravitics Holdings, Inc.”

●	“DGCL” means the General Corporation Law of the State of Delaware.

●	“Effective Time” means immediately upon filing of the Certificate of Merger or at such later time as may be agreed by Non-Invasive Monitoring Systems and Gravitics in writing and specified in the Certificate of Merger.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“Executive Employment Agreements” means the employment agreements to be entered into between Non-Invasive Monitoring Systems and [●], pursuant to which such individuals will be appointed as the [●] of the Combined Company.

●	“FBCA” means the Florida Business Corporation Act.

●	“FINRA” means the Financial Industry Regulatory Authority.

●	“GAAP” means the United States generally accepted accounting principles, consistently applied.

●	“Gravitics” means Gravitics, Inc., a Delaware corporation.

●	“Gravitics Board” means the board of directors of Gravitics.

●	“Gravitics Common Stock” means Gravitics’ common stock, par value $0.00001 per share.

●	“Gravitics Preferred Stock” means, collectively, the Series Seed-I Preferred Stock, $0.00001 par value per share, Series Seed-II Preferred Stock, $0.00001 par value per share, Series Seed-III Preferred Stock, $0.00001 par value per share, Series A-I Preferred Stock, $0.00001 par value per share, Series A-II Preferred Stock, $0.00001 par value per share, and Series A-III Preferred Stock, $0.00001 par value per share, of Gravitics.

●	“Gravitics Principal Stockholders” means holders of (1) a majority of the shares of Gravitics Common Stock and (2) holders of a majority of the shares of Gravitics Preferred Stock (on an as-converted to Gravitics Common Stock basis) voting together as a single class.

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●	“Gravitics Warrants” means warrants to purchase shares of Gravitics Common Stock that are outstanding and unexercised as of immediately prior to the Effective Time.

●	“Information statement” means the information statement disseminated to the Company’s stockholders as soon as practicable following the effectiveness of the Registration Statement in accordance with the requirements of the Exchange Act, but no less than 20 days prior to the Closing Date.

●	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

●	“Merger” means the merger of Merger Sub with and into Gravitics, with Gravitics as the surviving corporation and a wholly owned subsidiary of Non-Invasive Monitoring Systems.

●	“Merger Agreement” means the Agreement and Plan of Merger and Reorganization, dated March 6, 2026, by and among Non-Invasive Monitoring Systems, Merger Sub, and Gravitics.

●	“Merger Consideration” means the [●] fully paid and nonassessable shares of Non-Invasive Monitoring Systems Common Stock to be issued to all Gravitics stockholders based on the Exchange Ratio, which shall result in such Gravitics stockholders, in the aggregate, holding not less than 95.5% of the Outstanding Shares.

●	“Merger Sub” means Gravitics Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Non-Invasive Monitoring Systems.

●	“Nasdaq” means the Nasdaq Capital Market.

●	“Non-Invasive Monitoring Systems Board” means the board of directors of Non-Invasive Monitoring Systems.

●	“Non-Invasive Monitoring Systems Common Stock” means Non-Invasive Monitoring Systems’ common stock, par value $0.01 per share.

●	“Non-Invasive Monitoring Systems Majority Stockholders” means the holders of a majority of the outstanding shares of Non-Invasive Monitoring Systems Common Stock.

●	“Outstanding Shares” means the issued and outstanding shares of Non-Invasive Monitoring Systems immediately following the Effective Time.

●	“Ownership Allocation” means the final pro forma ownership allocation prepared by Gravitics and agreed to by Non-Invasive Monitoring Systems.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“Public Offering” means an underwriting public offering of $40.0 million.

●	“Registration Rights Agreement” means the Registration Rights Agreement to be entered into among the Company, certain Company stockholders, and certain Gravitics stockholders, to be dated as of the Closing Date.

●	“Registration Statement” means Non-Invasive Monitoring Systems’ registration statement on Form S-4 filed with the SEC in accordance with the Merger Agreement.

●	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

●	“SEC” means the Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“Transactions” means the transactions contemplated by the Merger Agreement to occur at or immediately prior to the Closing, including the Merger.

●	“Uplisting” means that our listing application with respect to our Non-Invasive Monitoring Systems Common Stock has been approved for listing on Nasdaq.

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QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of Non-Invasive Monitoring Systems, may have regarding the Merger, and brief answers to those questions. You are urged to carefully read this information statement/prospectus and the other documents referred to in this information statement/prospectus in their entirety. See the section entitled “Summary” for a summary of important information regarding the Merger Agreement, the Merger and related Transactions. Additional important information is contained in the annexes to this information statement/prospectus. You may obtain the information incorporated by reference into this information statement/prospectus without charge by following the instructions under the section titled “Where You Can Find Additional Information.”

Q:	Why am I receiving this information statement/prospectus?

A:	You are receiving this information statement/prospectus because Non-Invasive Monitoring Systems and Gravitics have agreed to combine in an all-stock merger transaction, and you have been identified as a stockholder of Non-Invasive Monitoring Systems.

This information statement/prospectus serves as:

●	an information statement of Non-Invasive Monitoring Systems being furnished to you to notify you that the Non-Invasive Monitoring Systems Majority Stockholders have approved the issuance of Non-Invasive Monitoring Systems Common Stock as Merger Consideration, the Charter Amendment, and the 2026 Equity Incentive Plan; and
●	a prospectus of Non-Invasive Monitoring Systems used to offer shares of Non-Invasive Monitoring Systems Common Stock in exchange for shares of Gravitics Common Stock in the Merger.

This information statement/prospectus, which you should carefully read in its entirety, contains important information about the Merger and other matters.

Q:	What is the Merger?

A:	On March 6, 2026, Non-Invasive Monitoring Systems, Inc., a Florida corporation, entered into an Agreement and Plan of Merger and Reorganization with Gravitics Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of the Company, and Gravitics, Inc., a Delaware corporation, providing for, among other things, and subject to the terms and conditions therein, an all-stock merger transaction pursuant to which Merger Sub will merge with and into Gravitics, with Gravitics continuing as the surviving entity and a wholly owned subsidiary of the Company.

Q:	What will happen in the Merger?

A:	Pursuant to the Merger Agreement, at the Effective Time, the outstanding shares of Gravitics Common Stock and Gravitics Preferred Stock that are issued and outstanding immediately prior to the Effective Time of the Merger (including shares of Gravitics Common Stock resulting from the conversion of Gravitics Preferred Stock), will be converted automatically into, and the holders of such shares of Gravitics Common Stock will be entitled to receive, by virtue of the Merger and upon the terms and subject to the conditions set forth in the Merger Agreement, fully paid and nonassessable shares of Non-Invasive Monitoring Systems Common Stock based on the Exchange Ratio, which will result in the Gravitics stockholders in the aggregate holding not less than 95.5% of the Outstanding Shares.

At the Effective Time, each Gravitics Warrant will, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and exchanged for a warrant to purchase shares of Non-Invasive Monitoring Systems Common Stock.

At the Effective Time, each outstanding option to acquire Gravitics Common Stock will, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and exchanged for options to purchase shares of Parent Common Stock under the 2026 Equity Incentive Plan.

The Merger Agreement is attached to this information statement/prospectus as Annex A. For a more complete discussion of the proposed Merger, its effects and the other Transactions contemplated by the Merger Agreement, please see “The Merger” elsewhere in this information statement/prospectus.

Q:	Why are the two companies proposing to merge?

A:	Non-Invasive Monitoring Systems is a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act, and its main business focus has recently been to seek, investigate and engage in a business combination with a private entity whose business presents an opportunity for its stockholders. At the Effective Time, the Company plans to change its business focus to the business of Gravitics, which is engaged in the design, development and commercialization of large space structures including orbital carriers, cargo logistics spacecraft, space station modules, and related engineering and technical services. Non-Invasive Monitoring Systems and Gravitics believe that the combined company will be positioned for growth in the emerging commercial space industry. In connection with the Merger, (a) Non-Invasive Monitoring Systems intends to change its name to “Gravitics Holdings, Inc., and (b) the Combined Company intends to complete the Public Offering and seeks to uplist on Nasdaq under the symbol “[●]”. The closing of the Merger is conditioned upon the closing of the Public Offering and approval of our Nasdaq listing application and there is no guarantee or assurance that we will close the Public Offering or that Non-Invasive Monitoring Systems Common Stock will be approved for listing on Nasdaq. For a discussion of Non-Invasive Monitoring Systems’ and Gravitics’ reasons for the Merger, please see the sections entitled “The Merger — Non-Invasive Monitoring Systems’ Reasons for the Merger” and “The Merger — Gravitics’ Reasons for the Merger” in this information statement/prospectus.

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Q:	Have the Merger and the Merger Agreement been approved by the boards of directors of both Non-Invasive Monitoring Systems and Gravitics?

A:	Yes. The boards of directors of Non-Invasive Monitoring Systems and Gravitics have approved the Merger and the Merger Agreement.

Q:	What have the Non-Invasive Monitoring Systems Majority Stockholders approved in connection with the Merger?

A:	On [●], 2026, the holders of approximately [●]% of the outstanding shares of Non-Invasive Monitoring Systems Common Stock approved:

1.	the issuance of Non-Invasive Monitoring Systems Common Stock as Merger Consideration in accordance with the Merger Agreement;
2.	the Charter Amendment, in which Non-Invasive Monitoring Systems’ articles of incorporation will be amended to change the name of the company from Non-Invasive Monitoring Systems Technologies, Inc. to Gravitics Holdings, Inc.; and
3.	the 2026 Equity Incentive Plan, pursuant to which [●] shares of Non-Invasive Monitoring Systems Common Stock are reserved for issuance of awards thereunder.

Q:	Why am I not being asked to vote on the Merger, the issuance of shares of Non-Invasive Monitoring Systems Common Stock as Merger Consideration, the Charter Amendment, or the 2026 Equity Incentive Plan?

A	In accordance with applicable Florida law and our articles of incorporation, no vote of the stockholders of Non-Invasive Monitoring Systems is required to approve the issuance of shares of Non-Invasive Monitoring Systems Common Stock as Merger Consideration, the Charter Amendment, and the 2026 Equity Incentive Plan.

Florida law and our articles of incorporation allow us to permit stockholders to act by written consent to approve the issuance of shares of Non-Invasive Monitoring Systems Common Stock as Merger Consideration, the Charter Amendment, and the 20206 Equity Incentive Plan.

Therefore, your vote is not required and is not being sought. We are not asking you for a proxy. The purpose of the Registration Statement of which this information statement/prospectus forms a part is (1) to notify stockholders of Non-Invasive Monitoring Systems about the issuance of shares of Non-Invasive Monitoring Systems Common Stock as Merger Consideration, the Charter Amendment, and the 2026 Equity Incentive Plan, and (2) to register the shares of Non-Invasive Monitoring Systems Common Stock being issued to non-affiliates as Merger Consideration.

Q:	Have the stockholders of Gravitics approved the Merger and the Merger Agreement?

A:	The holders of a majority of the shares of Gravitics Common Stock and Gravitics Preferred Stock (on an as-converted basis) voting together as a single class have agreed to execute a written consent in favor of the Merger and the Merger Agreement prior to the Registration Statement, of which this information statement/prospectus forms a part, being declared effective by the SEC.

Q:	What will Non-Invasive Monitoring Systems stockholders receive if the Merger is completed?

A:	At the Effective Time, Non-Invasive Monitoring Systems’ stockholders will continue to own and hold their existing shares of Non-Invasive Monitoring Systems Common Stock and will not need to take any action related to the Merger. However, you will experience substantial dilution in the Combined Company as described below.

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Q:	What will Gravitics stockholders receive if the Merger is completed?

A:	If the Merger is completed, (a) the outstanding shares of Gravitics Common Stock and Gravitics Preferred Stock that are issued and outstanding immediately prior to the Effective Time of the Merger (including shares of Gravitics Common Stock resulting from the conversion of Gravitics Preferred Stock), will be converted automatically into, and the holders of such shares of Gravitics Common Stock will be entitled to receive, by virtue of the Merger and upon the terms and subject to the conditions set forth in the Merger Agreement, shares of Non-Invasive Monitoring Systems Common Stock based on the Exchange Ratio, which will result in the Gravitics stockholders in the aggregate holding not less than 95.5% of the Outstanding Shares, (b) each Gravitics Warrant will, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and exchanged for a warrant to purchase shares of Non-Invasive Monitoring Systems Common Stock, and (c) each outstanding option to acquire Gravitics Common Stock will, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and exchanged for options to purchase shares of Parent Common Stock under the 2026 Equity Incentive Plan.

No certificates or scrip representing a fractional share of Non-Invasive Monitoring Systems Common Stock will be issued to any of the Gravitics stockholders in connection with payment of the Merger Consideration, and to the extent a fractional share of Non-Invasive Monitoring Systems Common Stock is issuable as part of the Merger Consideration after aggregating all fractional shares of Non-Invasive Monitoring Systems Common Stock that otherwise would be received by such Gravitics common stockholder, such fraction shall be rounded up to one whole share of Non-Invasive Monitoring Systems Common Stock.

For more information regarding the Merger Consideration to be received by Gravitics stockholders in the Merger, please see “The Merger Agreement — Effects of the Merger; Merger Consideration.”

Q:	Who will own the Combined Company immediately following the Merger?

A:	Upon completion of the Merger, the current Non-Invasive Monitoring Systems stockholders, collectively, will own not more than 4.5% of the Outstanding Shares of Non-Invasive Monitoring Systems Common Stock, and the current Gravitics stockholders, collectively, will own not less than 95.5% of the Outstanding Shares of Non-Invasive Monitoring Systems Common Stock, with such Outstanding Shares being calculated in accordance with the Merger Agreement. See “The Merger Agreement — Effects of the Merger; Merger Consideration” for more information.

Q:	How will Non-Invasive Monitoring Systems stockholders be affected by the Merger?

A:	In connection with the Merger, Non-Invasive Monitoring Systems will effect a reverse stock split (the “Reverse Stock Split”) of the issued and outstanding shares of Non-Invasive Monitoring Systems Common Stock, by a ratio of no less than 1-for-[●] and no more than 1-for-[●], with the exact ratio to be determined by the Non-Invasive Monitoring Systems Board in its sole discretion, and with such Reverse Stock Split to be effective at such time and date, if at all, as determined by the Non-Invasive Monitoring Systems Board in its sole discretion. The number of shares of Non-Invasive Monitoring Systems Common Stock held by each stockholder of Non-Invasive Monitoring Systems will be adjusted accordingly. In addition, in connection with the Merger, Non-Invasive Monitoring Systems will issue additional shares of Non-Invasive Monitoring Systems Common Stock to the Gravitics stockholders in exchange for their shares of Gravitics Common Stock. As a result, each share of Non-Invasive Monitoring Systems Common Stock outstanding prior to the Merger will represent a smaller percentage of the aggregate number of shares of Non-Invasive Monitoring Systems outstanding after the Merger.

Q:	Who will be the directors of the Combined Company following completion of the Merger?

A:	The Merger Agreement provides that, as of the Effective Time, the members of the Non-Invasive Monitoring Systems Board will (a) appoint such individuals to the Non-Invasive Monitoring Systems Board for the Combined Company as are designated by Gravitics, a majority of whom shall qualify as “independent” under Nasdaq Rule 5605(a)(2), and which will include Colin Doughan, a current member of the Gravitics Board, as Chairman of the Non-Invasive Monitoring Systems Board, and (b) resign as members of the Non-Invasive Monitoring Systems Board.

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Q:	Who will be the management of the Combined Company following completion of the Merger?

A:	At the Effective Time, the officers of the Combined Company will be those individuals as are determined by the newly-constituted Non-Invasive Monitoring Systems Board, which will include (a) Colin Doughan, the current Chief Executive Officer of Gravitics, as Chief Executive Officer of the Combined Company, (b) [●] as Chief Financial Officer of the Combined Company, (c) Andrew Jones as Chief Operating Officer of the Combined Company, and (d) Michael Bowker as Chief Business Officer of the Combined Company.

Q:	Where will the Combined Company be located following the completion of the Merger?

A:	The Combined Company be headquartered in Marysville, Washington.

Q:	What will be the name of the Combined Company following completion of the Merger?

A:	The name of the Combined Company following completion of the Merger will be “Gravitics Holdings, Inc.”

Q:	Are Non-Invasive Monitoring Systems or Gravitics raising additional financing in connection with the Merger?

A:	In connection with the Merger, the Combined Company intends to pursue a public offering of at least $40.0 million in gross proceeds and seek to uplist on Nasdaq. The closing of the Merger is conditioned upon the closing of the Public Offering and approval of our Nasdaq listing application and there is no guarantee or assurance that we will close the Public Offering or that Non-Invasive Monitoring Systems Common Stock will be approved for listing on Nasdaq.

Q:	Do Non-Invasive Monitoring Systems stockholders have appraisal rights or dissenters’ rights in connection with the Merger?

A:	No. Non-Invasive Monitoring Systems stockholders are not entitled to appraisal or dissenters’ rights in connection with the Merger.

Q:	When is the Merger expected to be completed?

A:	Non-Invasive Monitoring Systems and Gravitics hope to complete the Merger on or before June 30, 2026, or on such other date that Non-Invasive Monitoring Systems and Gravitics may mutually agree upon. The completion of the Merger will occur only after all of the conditions to the Merger have been satisfied or waived. One of the conditions to closing is the mailing of this information statement/prospectus to the Non-Invasive Monitoring Systems stockholders at least 20 calendar days prior to Closing. However, neither Non-Invasive Monitoring Systems nor Gravitics can predict the actual date on which the Merger will be completed, or if the Merger will be completed at all, because completion of the Merger is subject to conditions and factors beyond the control of both companies. For more information, please see the section entitled “The Merger Agreement — Conditions to Completion of the Merger” in this information statement/prospectus.

Q:	What are the conditions to completion of the Merger?

A:	The obligations of Non-Invasive Monitoring Systems and Gravitics to consummate the Merger are subject to the satisfaction or waiver by the other party (to the extent permitted by applicable legal requirements), at or prior to the completion of the Merger, of customary closing conditions, including, among other things, that (i) the Reverse Stock Split will have been approved by Non-Invasive Monitoring Systems’ stockholders and the Financial Industry Regulatory Authority, Inc. (“FINRA”), and will have become effective, (ii) the Registration Statement, of which this information statement/prospectus is a part, will have been declared effective by the SEC, (iii) the Uplisting will have been approved by Nasdaq, (iv) the Public Offering will be ready for consummation upon Closing, (v) the Non-Invasive Monitoring Systems’ outstanding debt in the aggregate amount of approximately $800,000 (plus accrued and unpaid interest thereon) will have been converted into shares of Non-Invasive Monitoring Systems Common Stock or repaid, as applicable, (vi) approval of the Merger by the Non-Invasive Monitoring Systems stockholders and the Gravitics stockholders will have been obtained; (vii) each of the individuals agreed upon by Non-Invasive Monitoring Systems and Gravitics will have executed and delivered a Lock-Up Agreement in the form mutually acceptable to the parties; and (viii) all individuals who served as directors and/or officers of Non-Invasive Monitoring Systems immediately prior to the Effective Time will have resigned, which resignations shall be effective as of the Effective Time, and new directors and officers for the Company will have been appointed.

For more information, please see “The Merger Agreement — Conditions to Completion of the Merger.”

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Q:	What will happen to Non-Invasive Monitoring Systems if, for any reason, the Merger does not close?

A:	If, for any reason, the Merger does not close, Non-Invasive Monitoring Systems will continue to operate its business as it has done before. If the Merger does not close, Non-Invasive Monitoring Systems will not issue shares of Non-Invasive Monitoring Systems Common Stock to the holders of Gravitics Common Stock as Merger Consideration. Non-Invasive Monitoring Systems would remain listed on the OTC Expert Market under the name Non-Invasive Monitoring Systems, Inc., and Non-Invasive Monitoring Systems’ management would remain the same. Whether or not the Merger closes, the Non-Invasive Monitoring Systems Board may seek to complete one or more other strategic transactions like the Merger.

Q:	If the Merger does not close, is either party to the Merger Agreement required to pay a termination fee or reimburse the other party for its expenses incurred in connection with the Merger?

A:	The Merger Agreement provides that it may be terminated at any time prior to the Effective Time (i) by mutual agreement, (ii) by either Non-Invasive Monitoring Systems or Gravitics if the Closing has not occurred by June 30, 2026, (iii) by operation of law, or (iv) by the Non-Invasive Monitoring Systems or Gravitics if the other party has not satisfied any of the closing conditions, or has breached or failed to observe or perform in any material respect any of its covenants or obligations under the Merger Agreement (if such breach is not cured within ten (10) days following written notice of such breach) by the Closing Date; provided, however, that if the Merger Agreement is terminated by either party for any reason other than the other party failing to satisfy their closing conditions prior to the termination date, then the terminating party will pay the other party a nonrefundable fee in the amount of to $250,000.

Q:	If I am a Non-Invasive Monitoring Systems stockholder, what should I do now?

A:	You should read this information statement/prospectus carefully and in its entirety, including the annexes.

Q:	Should I send in my shares of Non-Invasive Monitoring Systems Common Stock to Non-Invasive Monitoring Systems’ transfer agent or sign a proxy?

A:	No. You do no need to send your shares of Non-Invasive Monitoring Systems Common Stock to anyone and you do not need to sign a proxy.

Q:	What are the material U.S. Federal income tax consequences to Non-Invasive Monitoring Systems and Non-Invasive Monitoring Systems stockholders as a result of the Merger?

A:	Non-Invasive Monitoring Systems does not expect Non-Invasive Monitoring Systems or any Non-Invasive Monitoring Systems stockholder to recognize any gain for U.S. federal income tax purposes as a result of the Merger.

Q:	Are there any risks that I should consider in connection with the Merger?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” in this information statement/prospectus. You also should read and carefully consider the risk factors relating to Non-Invasive Monitoring Systems that are included in Non-Invasive Monitoring Systems’ filings with the SEC.

Q:	Whom do I call if I have questions about the Merger?

A:	If you are a stockholder of Non-Invasive Monitoring Systems and would like additional copies, without charge, of this information statement/prospectus or if you have questions about the Merger, you should contact:

Non-Invasive Monitoring Systems, Inc.

4400 Biscayne Blvd., Suite 180

Miami, Florida 33137

Telephone: (305) 575-4200

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SUMMARY

For your convenience, provided below is a brief summary of certain information contained in this information statement/prospectus. This summary highlights selected information from this information statement/ prospectus and does not contain all of the information that may be important to you. To understand the Merger fully and for a more complete description of the terms of the Merger, you should read this entire information statement/prospectus carefully, including its annexes and the other documents to which you are referred. Items in this summary include a page reference directing you to a more complete description of those items. For more information, please see the section entitled “Where You Can Find Additional Information” in this information statement/prospectus.

Information About the Companies (See page 43)

The following is a brief summary of information about Non-Invasive Monitoring Systems, Inc. and Gravitics, Inc. For more information about each company, please see the sections entitled “Business of Non-Invasive Monitoring Systems” and “Business of Gravitics” beginning on pages 58 and 62, respectively.

Non-Invasive Monitoring Systems

Non-Invasive Monitoring Systems, Inc. is a Florida corporation and a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended), and its main business focus has recently been to seek, investigate and engage in a business combination with a private entity whose business presents an opportunity for its stockholders.

Shares of Non-Invasive Monitoring Systems Common Stock are quoted on the OTC Expert Market under the symbol “NIMU.” Non-Invasive Monitoring Systems’ principal executive offices are located at 4400 Biscayne Blvd., Suite 180, Miami, Florida 33137 and its telephone number is (305) 575-4200.

Gravitics

Gravitics, Inc., a Delaware corporation, is engaged in the design, development and commercialization of large space structures including orbital carriers, cargo logistics spacecraft, space station modules, and related engineering and technical services.

Gravitics is currently a private company. Gravitics’ principal executive offices are located at 4150 152nd Street NE, Suite 102, Marysville, WA 98271 and its telephone number is (360) 436-6033.

Gravitics Merger Sub, Inc.

Gravitics Merger Sub, Inc. is a direct wholly owned subsidiary of Non-Invasive Monitoring Systems. Merger Sub was formed by Non-Invasive Monitoring Systems solely in contemplation of the Merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the Merger Agreement. At the Effective Time, Merger Sub will merge with and into Gravitics, with Gravitics continuing as the surviving corporation and as a wholly owned subsidiary of Non-Invasive Monitoring Systems, and the separate existence of Merger Sub will cease. Merger Sub’s principal executive offices are located at 4400 Biscayne Blvd., Suite 180, Miami, Florida 33137 and its telephone number is (305) 575-4200.

The Merger and the Merger Agreement (See pages 42 and 48)

On March 6, 2026, Non-Invasive Monitoring Systems entered into an Agreement and Plan of Merger and Reorganization with Merger Sub and Gravitics. Pursuant to the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into Gravitics, the separate corporate existence of Merger Sub will thereupon cease and Gravitics will be the surviving corporation and will become a wholly-owned subsidiary of Non-Invasive Monitoring Systems.

The terms and conditions of the Merger are contained in the Merger Agreement, a copy of which is attached as Annex A hereto. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Merger.

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Effects of the Merger; Merger Consideration (See page 48)

If the Merger is completed, the outstanding shares of Gravitics Common Stock and Gravitics Preferred Stock that are issued and outstanding immediately prior to the Effective Time of the Merger (including shares of Gravitics Common Stock resulting from the conversion of Gravitics Preferred Stock), will be converted automatically into, and the holders of such shares of Gravitics Common Stock will be entitled to receive, by virtue of the Merger and upon the terms and subject to the conditions set forth in the Merger Agreement, shares of Non-Invasive Monitoring Systems Common Stock based on the Exchange Ratio, which will result in the Gravitics stockholders in the aggregate holding not less than 95.5% of the Outstanding Shares.

Treatment of Gravitics Warrants (See page 49)

If the Merger is completed, each Gravitics Warrant will, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and exchanged for a warrant to purchase shares of Non-Invasive Monitoring Systems Common Stock.

Treatment of Gravitics Equity Awards (See page 49)

If the Merger is completed, each outstanding option to acquire Gravitics Common Stock will, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and exchanged for options to purchase shares of Parent Common Stock under the 2026 Equity Incentive Plan

Non-Invasive Monitoring Systems’ Reasons for the Merger (See page 45)

The Non-Invasive Monitoring Systems Board has unanimously approved the Merger Agreement and the Merger. For a description of factors considered by the Non-Invasive Monitoring Systems Board in reaching its decision to approve the Merger Agreement and the Merger and related Transactions, see the section entitled “The Merger — Non-Invasive Monitoring Systems’ Reasons for the Merger.”

Gravitics’ Reasons for the Merger (See page 45)

The board of directors of Gravitics has unanimously approved the Merger Agreement and the Merger. For a description of factors considered by the board of directors of Gravitics in reaching its decision to approve the Merger Agreement and the Merger and related Transactions, see the section entitled “The Merger — Gravitics’ Reasons for the Merger.”

Interests of Non-Invasive Monitoring Systems’ Directors and Executive Officers in the Merger (See page 47)

Non-Invasive Monitoring Systems’ directors and executive officers may have interests in the Merger, including financial interests, that may be different from, or in addition to, the interests of Non-Invasive Monitoring Systems stockholders generally. The Non-Invasive Monitoring Systems Board was aware of and considered these interests, among other matters, in reaching its determination that the Merger is fair to and in the best interests of Non-Invasive Monitoring Systems and its stockholders and in approving and declaring advisable the Merger Agreement and related Transactions. These interests are discussed in more detail in the section entitled “Interests of Non-Invasive Monitoring Systems’ Directors and Executive Officers in the Merger.”

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Interests of Gravitics’ Directors and Executive Officers in the Merger (See page 47)

Gravitics’ directors and executive officers may have interests in the Merger, including financial interests, that may be different from, or in addition to, the interests of Gravitics stockholders generally. The Gravitics Board was aware of and considered these interests, among other matters, in reaching its determination that the Merger is fair to and in the best interests of Gravitics and its stockholders and in approving and declaring advisable the Merger Agreement and related Transactions. These interests are discussed in more detail in the section entitled “Interests of Gravitics’ Directors and Executive Officers in the Merger.”

Non-Invasive Monitoring Systems Stockholder Approval

Non-Invasive Monitoring Systems’ Articles of Incorporation

Non-Invasive Monitoring Systems’ articles of incorporation provides that the taking of any action that is required or permitted to be taken by the Non-Invasive Monitoring Systems stockholders at any annual or special meeting of Non-Invasive Monitoring Systems stockholders may be effected by written consent of stockholders in lieu of a meeting.

On [●], 2026, the Non-Invasive Monitoring Systems Board approved the issuance of Non-Invasive Monitoring Systems Common Stock as Merger Consideration in accordance with the Merger Agreement, approved the adoption of the Charter Amendment, and approved the adoption of the 2026 Equity Incentive Plan. In addition, the Non-Invasive Monitoring Systems Board authorized the Non-Invasive Monitoring Systems stockholders to approve the foregoing by written consent in lieu of a meeting.

On [●], 2026, the holders of [●]% of the outstanding shares of Non-Invasive Monitoring Systems Common Stock executed a written consent in which they approved the issuance of Non-Invasive Monitoring Systems Common Stock as Merger Consideration in accordance with the Merger Agreement, the adoption of the Charter Amendment, and the adoption of the 2026 Equity Incentive Plan.

Board of Directors of the Combined Company Following the Merger (See page 54)

At the Effective Time, the members of the Non-Invasive Monitoring Systems Board will (a) appoint such individuals to the Non-Invasive Monitoring Systems Board for the Combined Company as are designated by Gravitics, a majority of whom shall qualify as “independent” under Nasdaq Rule 5605(a)(2), and which will include Colin Doughan, a current member of the Gravitics Board, as Chairman of the Non-Invasive Monitoring Systems Board, and (b) resign as members of the Non-Invasive Monitoring Systems Board.

Management of the Combined Company After the Merger (See page 53)

At the Effective Time, the officers of the Combined Company will be those individuals as are determined by the newly-constituted Non-Invasive Monitoring Systems Board, which will include (a) Colin Doughan, the current Chief Executive Officer of Gravitics, as Chief Executive Officer of the Combined Company, (b) [●] as Chief Financial Officer of the Combined Company, (c) Andrew Jones as Chief Operating Officer of the Combined Company, and (d) Michael Bowker as Chief Business Officer of the Combined Company.

Name of the Company

At the Effective Time, the name of the company will change from Non-Invasive Monitoring Systems Technologies, Inc. to Gravitics Holdings, Inc.

Public Offering and Uplisting

The Merger Agreement provides that the parties will use reasonable best efforts to consummate the Public Offering and a corresponding uplisting to Nasdaq (the “Uplisting”). The closing of the Merger is conditioned upon the closing of the Public Offering and approval of our Uplisting and there is no guarantee or assurance that we will close the Public Offering or that Non-Invasive Monitoring Systems Common Stock will be approved for listing on Nasdaq.

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Registration Rights Agreement (See page 52)

The Merger Agreement provides that, within sixty (60) days after the Effective Time, the Combined Company will prepare and file a Registration Statement on Form S-1, or a Registration Statement on Form S-3, if the Combined Company is then eligible to use a Form S-3, with the SEC to register the resale of all the Merger Shares that are not permitted to be registered on Form S-4, or are held by affiliates of Non-Invasive Monitoring Systems, and the Combined Company will use reasonable best efforts to have the Resale Registration Statement declared effective as soon as practicable after filing.

Conditions to Completion of the Merger (See page 51)

The obligations of Non-Invasive Monitoring Systems and Gravitics to consummate the Merger are subject to the satisfaction or waiver by the other party (to the extent permitted by applicable legal requirements), at or prior to the completion of the Merger, of customary closing conditions, including, among other things, that (i) the Reverse Stock Split will have been approved by Non-Invasive Monitoring Systems’ stockholders and the Financial Industry Regulatory Authority, Inc. (“FINRA”), and will have become effective, (ii) the Registration Statement, of which this information statement/prospectus is a part, will have been declared effective by the SEC, (iii) the Uplisting will have been approved by Nasdaq, (iv) the Public Offering will be ready for consummation upon Closing, (v) the Non-Invasive Monitoring Systems’ outstanding debt in the aggregate amount of approximately $800,000 (plus accrued and unpaid interest thereon) will have been converted into shares of Non-Invasive Monitoring Systems Common Stock or repaid, as applicable, (vi) approval of the Merger by the Non-Invasive Monitoring Systems stockholders and the Gravitics stockholders will have been obtained; (vii) each of the individuals agreed upon by Non-Invasive Monitoring Systems and Gravitics will have executed and delivered a Lock-Up Agreement in the form mutually acceptable to the parties; and (viii) all individuals who served as directors and/or officers of Non-Invasive Monitoring Systems immediately prior to the Effective Time will have resigned, which resignations shall be effective as of the Effective Time, and new directors and officers for the Company will have been appointed.

Termination of the Merger Agreement (See page 51)

The Merger Agreement provides that it may be terminated at any time prior to the Effective Time (i) by mutual agreement, (ii) by either Non-Invasive Monitoring Systems or Gravitics if the Closing has not occurred by June 30, 2026, (iii) by operation of law, or (iv) by the Non-Invasive Monitoring Systems or Gravitics if the other party has not satisfied any of the closing conditions, or has breached or failed to observe or perform in any material respect any of its covenants or obligations under the Merger Agreement (if such breach is not cured within ten (10) days following written notice of such breach) by the Closing Date; provided, however, that if the Merger Agreement is terminated by either party for any reason other than the other party failing to satisfy their closing conditions prior to the termination date, then the terminating party will pay the other party a nonrefundable fee in the amount of to $250,000.

Listing of Non-Invasive Monitoring Systems Common Stock (See page 46)

Non-Invasive Monitoring Systems Common Stock is currently quoted on the OTC Markets Group’s Expert Market (the “OTC Expert Market”) under the symbol “NIMU.” Upon the Effective Date, Non-Invasive Monitoring Systems will be renamed Gravitics Holdings, Inc. We intend to apply to have the Non-Invasive Monitoring Systems Common Stock listed on the Nasdaq under the symbol “[●].” The closing of the Merger is conditioned upon the approval of our listing application and there is no guarantee or assurance that the Non-Invasive Monitoring Systems Common Stock will be approved for listing on Nasdaq. We will not consummate the Merger unless Nasdaq shall have approved the listing of the Non-Invasive Monitoring Systems Common Stock.

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Post-Closing Dividend Policy (See page 46)

Non-Invasive Monitoring Systems has never paid any cash dividends on shares of Non-Invasive Monitoring Systems Common Stock. The payment of cash dividends in the future will be dependent upon Non-Invasive Monitoring Systems’ revenues and earnings, if any, capital requirements and general financial condition and will be declared at the discretion of the Non-Invasive Monitoring Systems Board. It is the current intention of the Non-Invasive Monitoring Systems Board to retain all earnings, if any, for use in its business operations, and accordingly, the Non-Invasive Monitoring Systems Board does not anticipate declaring any dividends in the foreseeable future.

Material U.S. Federal Income Tax Consequences (See page 88)

Current Non-Invasive Monitoring Systems stockholders should not experience any federal income tax consequences as a result of the execution of the Merger Agreement or the consummation of the Merger.

With respect to current Gravitics stockholders, the parties intend the Merger to be treated as a tax-free reorganization for U.S. federal income tax purposes. Provided the Merger so qualifies, Gravitics stockholders will generally not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Gravitics Common Stock for Non-Invasive Monitoring Systems Common Stock in the Merger. Notwithstanding the foregoing, the completion of the Merger is not conditioned upon the Merger qualifying for the intended tax treatment and no ruling from the Internal Revenue Service (the “IRS”) or opinion of counsel will be sought regarding the tax characterization of the Merger and no assurance can be made as to whether the Merger will be tax-free for U.S. federal income tax purposes.

The tax consequences to Gravitics stockholders of the Merger may depend upon a particular stockholder’s own situation. In addition, Gravitics stockholders may be subject to U.S. federal non-income, state, local or foreign tax laws that are not discussed in this information statement/prospectus. Gravitics stockholders should therefore consult with their own tax advisors for a full understanding of the tax consequences of the Merger.

Accounting Treatment (See page 47)

Notwithstanding the legal form, the Merger will be accounted for as a reverse recapitalization and not a business combination under Accounting Standards Codification (“ASC”) 805. Under this method of accounting, Non-Invasive Monitoring Systems will be treated as the acquired company for accounting purposes, whereas Gravitics will be treated as the accounting acquirer. In accordance with this method of accounting, the Merger will be treated as the equivalent of Gravitics issuing shares for the net assets of Non-Invasive Monitoring Systems, accompanied by a recapitalization. The net assets of Non-Invasive Monitoring Systems will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Merger will be those of Gravitics. Gravitics has been determined to be the accounting acquirer for purposes of the Merger based on an evaluation of the following facts and circumstances:

●	Gravitics stockholders will own a majority of the voting rights of the Combined Company.
●	Gravitics will designate all initial members of the board of directors of the Combined Company.
●	Gravitics’ executive management team will become the executive management team of the Combined Company.
●	The Combined Company will be renamed Gravitics Holdings, Inc. and its headquarters will be Gravitics’ current headquarters, in Marysville, Washington.

Appraisal Rights (See page 46)

Under the FBCA, Non-Invasive Monitoring Systems stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the Merger.

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Regulatory Approvals Required for the Merger (See page 46)

Non-Invasive Monitoring Systems and Gravitics are not aware of any material U.S. federal, state or foreign regulatory requirements or approvals that are required for the execution of the Merger Agreement or the completion of the Merger, other than the filing of a Certificate of Merger with respect to the Merger with, and the acceptance of such Certificate of Merger by, the Secretary of State of the State of Delaware.

Comparison of Gravitics Stockholder Rights Before and After the Merger (See page 91)

Upon completion of the Merger, Gravitics stockholders receiving shares of Non-Invasive Monitoring Systems Common Stock will become stockholders of Non-Invasive Monitoring Systems, and their rights will be governed by Florida law and the governing corporate documents of Non-Invasive Monitoring Systems in effect at the Effective Time. Gravitics stockholders will have different rights once they become stockholders of Non-Invasive Monitoring Systems due to differences between the DGCL and the FBCA and the governing corporate documents of Gravitics and Non-Invasive Monitoring Systems, as further described in “Comparison of Gravitics Stockholder Rights Before and After the Merger.”

Summary Risk Factors (See page 15)

You should carefully consider all of the risk factors together with all of the other information included in this information statement/prospectus. Some of these risks include, but are not limited to, those described below and in more detail under the heading “Risk Factors.”

Risks Related to the Merger

●	The Merger may not be completed on the terms contemplated or at all.
●	A failure to satisfy one or more of the closing conditions contained in the Merger Agreement may prevent or delay completion of the Merger.
●	The Merger Agreement may be terminated in specified circumstances prior to Closing by Non-Invasive Monitoring Systems or Gravitics.
●	The termination of the Merger Agreement could negatively impact Non-Invasive Monitoring Systems.
●	Failure to complete the Merger could significantly harm the market price of Non-Invasive Monitoring Systems Common Stock and negatively affect the future business and operations of each of Non-Invasive Monitoring Systems and Gravitics.
●	The market price for shares of Non-Invasive Monitoring Systems Common Stock following the completion of the Merger may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market price of shares of Non-Invasive Monitoring Systems Common Stock.
●	The lack of a public market for Gravitics Common Stock makes it difficult to evaluate the value of Gravitics. The Non-Invasive Monitoring Systems Common Stock being issued as Merger Consideration in the Merger may have a value that is less than, or greater than, the fair market value of Gravitics.
●	Non-Invasive Monitoring Systems could be materially adversely affected by negative publicity related to the proposed Merger.
●	The directors and executive officers of Non-Invasive Monitoring Systems and Gravitics have interests and arrangements that may be different from, or in addition to, those of Non-Invasive Monitoring Systems and Gravitics stockholders generally.
●	Non-Invasive Monitoring Systems and Gravitics will incur transaction and merger-related expenses in connection with the Merger.
●	Non-Invasive Monitoring Systems and Gravitics may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.
●	Non-Invasive Monitoring Systems stockholders and Gravitics stockholders will each have reduced ownership and voting interests in and will exercise less influence over management of Non-Invasive Monitoring Systems following completion of the Merger.
●	The unaudited pro forma condensed combined financial information contained in this information statement/ prospectus is presented for illustrative purposes only and may not be indicative of the Combined Company’s results of operations or financial condition following the closing of the proposed Merger.

Risks Related to Non-Invasive Monitoring Systems’ Business

●	Non-Invasive Monitoring Systems has a history of operating losses, it does not expect to become profitable in the near future and absent additional equity or debt financing, it may be unable to continue as a going concern.
●	Non-Invasive Monitoring Systems will require additional funding, which may not be available to it on acceptable terms, or at all.
●	Non-Invasive Monitoring Systems has experienced delays in filing certain annual and periodic reports with the SEC, and any recurrence could negatively impact it.
●	Non-Invasive Monitoring Systems may be exposed to risks relating to management’s assessment of our disclosure controls and procedures and internal controls over financial reporting.
●	Because Non-Invasive Monitoring Systems does not currently have an audit or compensation committee made up of independent directors, its shareholders must rely on its directors, only one of whom is independent, to perform these functions.
●	Non-Invasive Monitoring Systems does not anticipate paying dividends on our common stock in the foreseeable future.
●	Because Non-Invasive Monitoring Systems’ common stock is a “penny stock,” it may be more difficult for investors to sell shares of such common stock, and the market price of such common stock may be adversely affected.
●	Non-Invasive Monitoring Systems’ stock price has been volatile and there may not be an active, liquid trading market for its common stock.
●	Shareholders may experience dilution of ownership interests because of the future issuance of additional shares of our common stock and our preferred stock.

Risks Related to Gravitics’ Business

●	Gravitics has a limited operating history in an evolving industry, which makes it difficult to forecast its revenue, plan its expenses and evaluate its business and future prospects.
●	Gravitics’ independent registered public accounting firm has included an explanatory paragraph regarding Gravitics’ ability to continue as a going concern.
●	Gravitics’ future revenue and operating results are dependent on its ability to generate a sustainable order rate for its products and services and develop new technologies to meet the needs of its customers or potential new customers.
●	Gravitics expects to require significant additional capital to support business growth, and this capital might not be available on favorable terms, if at all, or may be available only by diluting existing stockholders or putting excessive debt leverage and insolvency risk on its business.
●	Gravitics is incurring significant increased expenses and administrative burdens while pursuing the Merger, and will continue to incur these as a public company, which could have an adverse effect on its business, financial condition and results of operations.
●	Gravitics often relies on a single vendor or a limited number of vendors to provide certain key products or services and the inability of these key vendors to meet its needs could have a material adverse effect on its business.
●	Gravitics’ Orbital Carriers are subject to manufacturing delays, damage during pre-launch operations, and launch failures, failure of correct orbit insertion or failure of key Orbital Carrier subsystems during mission operations, the occurrence of which could materially and adversely affect its operations.
●	If Gravitics’ Orbital Carriers systems fail to operate as intended, it could have a material adverse effect on its business, financial condition and results of operations.

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●	The nature of novel spacecraft technology like Orbital Carriers often requires orbital test flights to demonstrate core functionality and performance. Early mission failures are common due to the inability to perfectly test all features on the ground prior to launch, and this may lead to reasonable but expensive failures that shake investor confidence. Gravitics’ first mission may not be fully successful even if instrumental in data collection and model validation to support our business goals.
●	Gravitics’ revenue, results of operations and reputation may be negatively impacted if its products contain defects or fail to operate in the expected manner.
●	Any inability to deploy Gravitics’ spacecraft at its anticipated cadence could adversely impact its business, financial condition and results of operations.
●	Disruptions in the supply of key raw materials or components and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact Gravitics.
●	Space is a harsh and unpredictable environment where Gravitics’ products and service offerings are exposed to a wide and unique range of environmental risks, including, among others, coronal mass ejections, solar flares and other excessive radiation and extreme space weather events, and potential collision with space debris or another spacecraft, which could adversely affect its vehicles and spacecraft performance.
●	Increased congestion from the proliferation of low Earth orbit constellations could materially increase the risks of potential collision with space debris or another spacecraft and limit or impair Gravitics’ launch flexibility and/or access to its own orbital slots.
●	Gravitics’ business involves significant risks and uncertainties that may not be covered by insurance.
●	Interruption or failure of Gravitics’ infrastructure could hurt its ability to effectively perform its daily operations and provide and produce its products and services, which could damage its reputation and harm its operating results.
●	Gravitics’ use of artificial intelligence and machine learning technologies could adversely affect its products and services, harm its reputation, or cause it to incur liability resulting from harm to individuals or violation of laws and regulations or contracts to which it is a party.
●	If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations as a public company or prevent fraud, and investor confidence and the trading prices of our securities may be materially and adversely affected.
●	If Gravitics cannot successfully protect its intellectual property, its business could suffer.
●	We may need to initiate lawsuits to protect or enforce our patents or other proprietary rights, which would be expensive and, if unsuccessful, may cause us to lose some of our intellectual property rights.
●	Business or economic disruptions could seriously harm our business.
●	If we lose key personnel or are unable to attract and retain qualified personnel, our business could be harmed, and our ability to compete could be impaired.
●	We face intense competition.
●	Security breaches, loss of data and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.
●	We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, financial condition and results of operations.
●	Third parties may allege that Gravitics’ technology violates their proprietary data rights, which could have a negative impact on Gravitics’ operations.
●	Indemnity provisions in various agreements potentially expose Gravitics to substantial liability for intellectual property infringement and other losses.
●	The release, unplanned ignition, explosion, or improper handling of dangerous materials used in Gravitics’ business could disrupt its operations and adversely affect its financial results.
●	If Gravitics experiences cost overruns on its contracts, it would have to absorb the excess costs which could adversely affect its financial results.
●	Gravitics’ operating results may vary significantly from quarter to quarter.
●	Changes in Gravitics’ accounting estimates and assumptions could negatively affect its financial position and results of operations.
●	Certain future operational facilities may require significant expenditures in capital improvements and operating expenses to develop and foster basic levels of service needed for operations, and the ongoing need to maintain existing operational facilities requires Gravitics to expend capital.
●	If Gravitics expands outside the United States, it will be exposed to a variety of risks associated with international operations that could materially and adversely affect its business.
●	Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could disrupt Gravitics’ business and flight schedule.
●	Any acquisitions, partnerships or joint ventures that Gravitics enters into could disrupt its operations and have a material adverse effect on its business, financial condition and results of operations.
●	If Gravitics’ prime contractors fail to maintain their relationships with their counterparties and fulfill their contractual obligations, Gravitics’ performance as a subcontractor and its ability to obtain future business could be materially and adversely impacted and its actual results could differ materially and adversely from those anticipated.
●	Gravitics is subject to extensive government regulations, and changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

Risks Related to the Combined Company Following the Merger

●	The Combined Company’s largest stockholders, if they choose to act together, will have the ability to control all matters submitted to stockholders for approval.
●	While we plan to list the common stock of the Combined Company on Nasdaq, if we do not meet Nasdaq’s continuing listing requirements we could be delisted and there can be no assurance that an active and liquid public market will fully develop or be sustained.
●	The trading price and volume of the common stock of the Combined Company may be volatile following the Merger.
●	If our shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our shares may be adversely affected.
●	The sale of significant amounts of shares in the market, or the perception that such sales could occur, would have a material adverse effect on the market price of our shares.
●	Financial Industry Regulatory Authority sales practice requirements may also limit your ability to buy and sell the common stock of the Combined Company, which could depress the price of our shares.
●	We do not anticipate that the Combined Company will pay dividends on its common stock in the foreseeable future.

In addition, Non-Invasive Monitoring Systems and Gravitics face other business, financial, operational and legal risks and uncertainties, which are disclosed herein under “Risk Factors.”

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SUMMARY HISTORICAL FINANCIAL DATA OF NON-INVASIVE MONITORING SYSTEMS

The following table presents summary historical financial data for the periods indicated below. Non-Invasive Monitoring Systems derived the summary historical statement of operations data for the five-month periods ended December 31, 2025 and 2024 and the years ended December 31, 2025 and 2024 and the balance sheet data as of July 31, 2025 and December 31, 2025 and 2024 from its audited consolidated financial statements, which are included elsewhere herein.

In Non-Invasive Monitoring Systems’ opinion, such financial statements include all adjustments, consisting of normal recurring adjustments, that Non-Invasive Monitoring Systems considers necessary for a fair presentation of the financial information for those periods. The summary historical financial data set forth below are not necessarily indicative of Non-Invasive Monitoring Systems’ future results.

The summary historical financial data should be read in conjunction with Non-Invasive Monitoring Systems’ financial statements and the accompanying notes, which are included elsewhere herein. In addition, the summary historical financial data should be read in conjunction with the section entitled “Non-Invasive Monitoring Systems Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere herein.

	Five Months Ended December,		Year Ended July 31,
(in thousands)	2025	2024 (Unaudited)	2025	2024
Operating Data:
Operating expenses	$21	$77	160	177
Net loss	$(49)	$(101)	(222)	(113)

	As of July,	As of December 31,
(in thousands)	2025	2025	2024
Balance Sheet Data:
Cash	$6	$3	$25
Total assets	6	7	34
Total liabilities	1,002	954	759
Total shareholders’ deficit	996	947	725

SUMMARY HISTORICAL FINANCIAL DATA OF GRAVITICS

The following table presents summary historical financial data for the periods indicated below. Gravitics derived the summary historical statement of operations data for the years ended December 31, 2025 and 2024 and the balance sheet data as of December 31, 2025 and 2024 from its audited financial statements, which are included elsewhere herein.

In Gravitics’ opinion, such financial statements include all adjustments, consisting of normal recurring adjustments, that Gravitics considers necessary for a fair presentation of the financial information for those periods. The summary historical financial data set forth below are not necessarily indicative of Gravitics’ future results.

The summary historical financial data should be read in conjunction with Gravitics’ financial statements and the accompanying notes, which are included elsewhere herein. In addition, the summary historical financial data should be read in conjunction with the section entitled “Gravitics Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere herein.

	Year Ended December 31,
(in thousands)	2025	2024
Operating Data:
Revenue	$1,044	$2,610
Operating expenses	10,047	9,405
Net loss	(11,699)	(9,048)

	As of December 31,
(in thousands)	2025	2024
Balance Sheet Data:
Cash and cash equivalents	$183	$863
Total assets	3,612	4,946
Total liabilities	24,970	16,036
Redeemable convertible preferred stock	15,770	15,770
Total stockholders’ deficit	(37,128)	(26,860)

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SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined statement of operations and balance sheet data as of and for the year ended December 31, 2025 are derived from the unaudited condensed combined pro forma financial statements of operations for the year ended December 31, 2025. The unaudited pro forma condensed combined balance sheet as of December 31, 2025 gives pro forma effect to the Merger as if it had occurred on December 31, 2025. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 reflects adjustments assuming that any adjustments that were made to the unaudited pro forma condensed combined balance sheet as of December 31, 2025, and are assumed to have been made on January 1, 2025 for the purpose of adjusting the unaudited pro forma condensed combined statement of operations.

The unaudited pro forma condensed combined financial statements from which the summary pro forma data are derived have been prepared for illustrative purposes only and are not necessarily indicative of what the Combined Company’s financial position or results of operations actually would have been had the Merger occurred as of the dates indicated. In addition, the summary unaudited pro forma condensed combined financial statements from which the following selected data are derived do not purport to project the future financial position or operating results of Non-Invasive Monitoring Systems. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors.” The following summary unaudited pro forma condensed combined financial data should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and the related notes.

(in thousands)	Year Ended December 31, 2025
Operating Data:
Revenue	$1,044
Operating expenses	11,093
Net loss	(10,067)

(in thousands)	As of December 31, 2025
Balance Sheet Data:
Cash and cash equivalents	$56,129
Total assets	59,262
Total liabilities	4,730
Total stockholders’ equity	54,532

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RISK FACTORS

Risks Related to the Merger

The Merger may not be completed on the terms contemplated or at all.

The Merger may not be consummated on the terms contemplated, on the timetable contemplated or at all. The terms of the Merger Agreement could be renegotiated due to market conditions or other factors, and closing could be delayed due to business needs, regulatory issues or other factors. In addition, the Merger might not close due to the failure to satisfy (or waive) one or more closing conditions — some of which are beyond the control of Non-Invasive Monitoring Systems and Gravitics — or due to the termination of the Merger Agreement in accordance with its terms. Accordingly, there is no assurance that the Merger will be consummated on a timely basis or at all, or that the terms of the Merger may need to be modified due to market conditions, business needs, or otherwise.

A failure to satisfy one or more of the closing conditions contained in the Merger Agreement may prevent or delay completion of the Merger.

The Merger is subject to a number of conditions to closing as specified in the Merger Agreement. Some of these conditions are outside of Non-Invasive Monitoring Systems’ and Gravitics’ control. If any one or more conditions to closing are not satisfied or waived, then the Merger might not close, or the closing might need to be delayed.

The obligations of Non-Invasive Monitoring Systems and Gravitics to consummate the Merger are subject to the satisfaction or waiver by the other party (to the extent permitted by applicable legal requirements), at or prior to the completion of the Merger, of customary closing conditions, including, among other things, that (i) the Reverse Stock Split will have been approved by Non-Invasive Monitoring Systems’ stockholders and the Financial Industry Regulatory Authority, Inc. (“FINRA”), and will have become effective, (ii) the Registration Statement, of which this information statement/prospectus is a part, will have been declared effective by the SEC, (iii) the Uplisting will have been approved by Nasdaq, (iv) the Public Offering will be ready for consummation upon Closing, (v) the Non-Invasive Monitoring Systems’ outstanding debt in the aggregate amount of approximately $800,000 (plus accrued and unpaid interest thereon) will have been converted into shares of Non-Invasive Monitoring Systems Common Stock or repaid, as applicable, (vi) approval of the Merger by the Non-Invasive Monitoring Systems stockholders and the Gravitics stockholders will have been obtained; (vii) each of the individuals agreed upon by Non-Invasive Monitoring Systems and Gravitics will have executed and delivered a Lock-Up Agreement in the form mutually acceptable to the parties; and (viii) all individuals who served as directors and/or officers of Non-Invasive Monitoring Systems immediately prior to the Effective Time will have resigned, which resignations shall be effective as of the Effective Time, and new directors and officers for the Company will have been appointed.

No assurance can be given that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the Merger could cause Non-Invasive Monitoring Systems and Gravitics not to realize, or to be delayed in realizing, some or all of the benefits that Non-Invasive Monitoring Systems and Gravitics expect to achieve if the Merger is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Merger, please see “The Merger Agreement — Conditions to Completion of the Merger.”

The Merger Agreement may be terminated in specified circumstances prior to Closing by Non-Invasive Monitoring Systems or Gravitics.

The Merger Agreement provides that, in specified circumstances, either Non-Invasive Monitoring Systems or Gravitics may terminate the Merger Agreement at any time prior to the date of the Closing, whether before or after the receipt of approval of the Merger Agreement from the Gravitics stockholders.

In particular, the Merger Agreement provides that it may be terminated at any time prior to the Effective Time (i) by mutual agreement, (ii) by either Non-Invasive Monitoring Systems or Gravitics if the Closing has not occurred by June 30, 2026, (iii) by operation of law, or (iv) by the Non-Invasive Monitoring Systems or Gravitics if the other party has not satisfied any of the closing conditions, or has breached or failed to observe or perform in any material respect any of its covenants or obligations under the Merger Agreement (if such breach is not cured within ten (10) days following written notice of such breach) by the Closing Date; provided, however, that if the Merger Agreement is terminated by either party for any reason other than the other party failing to satisfy their closing conditions prior to the termination date, then the terminating party will pay the other party a nonrefundable fee in the amount of to $250,000.

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If the Merger Agreement is validly terminated, all further obligations and liabilities of Non-Invasive Monitoring Systems, Merger Sub and Gravitics under the Merger Agreement will terminate and become void and of no further force and effect, with certain limited exceptions, including liability for any intentional and willful breach of the Merger Agreement. For more information, see “The Merger Agreement — Termination of the Merger Agreement.”

The termination of the Merger Agreement could negatively impact Non-Invasive Monitoring Systems.

If the Merger is not completed for any reason, the ongoing business of Non-Invasive Monitoring Systems may be adversely affected and, without realizing any of the benefits of having completed the Merger, Non-Invasive Monitoring Systems may experience certain negative effects, including the following:

●	experiencing negative reactions from the financial markets, including negative impacts on its stock price;
●	experiencing negative reactions from its suppliers, customers and employees; and
●	being required to pay costs relating to the Merger, such as legal and accounting costs and associated fees and expenses, whether or not the Merger is completed.

In addition, the Merger Agreement places certain restrictions on the conduct of Non-Invasive Monitoring Systems’ and Gravitics’ business prior to completion of the Merger and such restrictions, the waiver of which is subject to the consent of the other company (not to be unreasonably withheld, conditioned or delayed), may prevent Non-Invasive Monitoring Systems from taking certain specified actions during the pendency of the Merger which would have been beneficial for its business. This includes, for example, subject to exceptions, the issuance of securities, declaration of dividends, amendments to its organizational documents, repurchase of its capital stock, the incurrence of indebtedness, transfers or sales of assets, cancellation of debts, transfers or grants of exclusive licenses, capital investment, loans, amendments to material contracts, entrance into or renewal of material contracts, establishment of new benefit plans, execution of new employment agreements, acquisition of assets, and mergers or consolidations.

Failure to complete the Merger could significantly harm the market price of Non-Invasive Monitoring Systems Common Stock and negatively affect the future business and operations of each of Non-Invasive Monitoring Systems and Gravitics.

If the Merger is not completed and the Merger Agreement is terminated, each of Non-Invasive Monitoring Systems and Gravitics will have incurred significant fees and expenses, which must be paid whether or not the Merger is completed. Further, if the Merger is not completed, it could significantly harm the market price of Non-Invasive Monitoring Systems Common Stock. In addition, if the Merger Agreement is terminated and the board of directors of Non-Invasive Monitoring Systems or Gravitics determines to seek another business combination, there can be no assurance that either Non-Invasive Monitoring Systems or Gravitics will be able to find a partner and close an alternative transaction on terms that are as favorable as, or more favorable than, the terms set forth in the Merger Agreement.

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The market price for shares of Non-Invasive Monitoring Systems Common Stock following the completion of the Merger may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market price of shares of Non-Invasive Monitoring Systems Common Stock.

Non-Invasive Monitoring Systems’ business differs from Gravitics’ business, and, accordingly, the results of operations of Non-Invasive Monitoring Systems following completion of the Merger will be affected by some factors that are different from those currently or historically affecting the results of operations of Non-Invasive Monitoring Systems. Therefore, Non-Invasive Monitoring Systems’ stock price following the Merger could be affected by factors different from those that have historically affected the market price of the Non-Invasive Monitoring Systems Common Stock. The results of operations of Non-Invasive Monitoring Systems following completion of the Merger may also be affected by factors different from those that currently affect or have historically affected either Non-Invasive Monitoring Systems or Gravitics.

In addition, following completion of the Merger, Non-Invasive Monitoring Systems may seek to raise additional equity financing through one or more underwritten offerings, private placements and/or rights offerings, may award significant amounts of equity securities to its employees as equity compensation, or may issue significant amounts of equity securities as merger consideration in connection with additional acquisitions, which may result in downward pressure on the share price of Non-Invasive Monitoring Systems Common Stock. Such issuances would also further dilute the share ownership of existing holders of Non-Invasive Monitoring Systems Common Stock, who would therefore own a smaller percentage of the company with each additional equity issuance.

The lack of a public market for Gravitics Common Stock makes it difficult to evaluate the value of Gravitics. The Non-Invasive Monitoring Systems Common Stock being issued as Merger Consideration in the Merger may have a value that is less than, or greater than, the fair market value of Gravitics.

The outstanding capital stock of Gravitics is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Gravitics. Because the percentage of Non-Invasive Monitoring Systems Common Stock to be issued to Gravitics stockholders was determined based on negotiations between the parties, it is possible that the value of Non-Invasive Monitoring Systems Common Stock to be received by Gravitics’ stockholders will be less than the fair market value of Gravitics, or conversely Non-Invasive Monitoring Systems may pay more than the aggregate fair market value for Gravitics.

Non-Invasive Monitoring Systems could be materially adversely affected by negative publicity related to the proposed Merger.

Negative publicity and adverse press coverage related to the Merger could have a material adverse effect on Non-Invasive Monitoring Systems. Adverse press coverage and other adverse statements, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or in legal claims. Responding to negative publicity, adverse press coverage, or any such investigations and lawsuits, regardless of the ultimate outcome of the proceeding, can divert the time and effort of senior management from the management of Non-Invasive Monitoring Systems’ business. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on the reputation of Non-Invasive Monitoring Systems, on the morale and performance of its employees and on Non-Invasive Monitoring Systems’ relationships with its business partners. It may also have a negative impact on Non-Invasive Monitoring Systems’ ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Non-Invasive Monitoring Systems’ business, financial condition, results of operations and cash flows.

The directors and executive officers of Non-Invasive Monitoring Systems and Gravitics have interests and arrangements that may be different from, or in addition to, those of Non-Invasive Monitoring Systems and Gravitics stockholders generally.

Certain officers and directors of Non-Invasive Monitoring Systems and Gravitics participate in arrangements that provide them with interests in the Merger that are different from the interests of the respective stockholders of Non-Invasive Monitoring Systems and Gravitics, including, among others, the continued service as an officer or director of the Combined Company. These interests may have influenced the officers and directors of Non-Invasive Monitoring Systems and Gravitics to support or approve the Merger. For more information concerning the interests of Non-Invasive Monitoring Systems’ and Gravitics’ executive officers and directors, see the sections entitled “Interests of Non-Invasive Monitoring Systems’ Directors and Executive Officers in the Merger” and “Interests of Gravitics’ Directors and Executive Officers in the Merger.”

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Non-Invasive Monitoring Systems and Gravitics will incur transaction and merger-related expenses in connection with the Merger.

Non-Invasive Monitoring Systems and Gravitics have incurred and expect to incur a number of non-recurring costs associated with consummating the Merger and combining the operations of the two companies. These costs and expenses include fees paid to financial, legal and accounting advisors, employment-related costs, filing fees, printing expenses and other related charges. Some of these costs are payable by Non-Invasive Monitoring Systems and Gravitics regardless of whether the Merger is completed.

Following completion of the Merger, Non-Invasive Monitoring Systems and Gravitics will also incur integration costs related to the Merger. Although Non-Invasive Monitoring Systems and Gravitics expect that the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses may offset incremental transaction and merger-related costs over time, any net benefit may not be achieved in the near term or at all. While Non-Invasive Monitoring Systems and Gravitics have assumed that certain expenses would be incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

Non-Invasive Monitoring Systems and Gravitics may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Defending against these claims can result in substantial costs and divert management time and resources, even if the lawsuits are without merit. An adverse judgment could result in monetary damages, which could have a negative impact on the Combined Company’s business, results of operations and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, the injunction may delay or prevent the Merger from being completed, which may adversely affect the respective businesses, results of operations and financial condition.

Non-Invasive Monitoring Systems stockholders and Gravitics stockholders will each have reduced ownership and voting interests in and will exercise less influence over management of Non-Invasive Monitoring Systems following completion of the Merger.

Non-Invasive Monitoring Systems stockholders currently have the right to vote in the election of the Non-Invasive Monitoring Systems Board and on other matters affecting Non-Invasive Monitoring Systems, and Gravitics stockholders currently have the right to vote in the election of the Gravitics Board and on other matters affecting Gravitics. Upon consummation of the Merger, each Non-Invasive Monitoring Systems stockholder and each Gravitics stockholder will become a stockholder of the Combined Company with a percentage ownership of Non-Invasive Monitoring Systems that is smaller than such stockholder’s percentage ownership of Non-Invasive Monitoring Systems or Gravitics, as applicable, immediately prior to the Merger. The Merger Agreement provides that immediately following the consummation of the Merger, the former holders of Non-Invasive Monitoring Systems Common Stock will own not more than 4.5% of the Outstanding Shares (as defined in the Merger Agreement) and the former holders of Gravitics Common Stock will own not less than 95.5% of the Outstanding Shares. See “The Merger Agreement — Effects of the Merger; Merger Consideration” for more information regarding the calculation of Outstanding Shares. Accordingly, each Non-Invasive Monitoring Systems and Gravitics stockholder will have less influence on the management and policies of the Combined Company than such stockholder had on the management and policies of Non-Invasive Monitoring Systems or Gravitics, as applicable, prior to the Merger.

The unaudited pro forma condensed combined financial information contained in this information statement/ prospectus is presented for illustrative purposes only and may not be indicative of the Combined Company’s results of operations or financial condition following the closing of the proposed Merger.

This information statement/prospectus includes unaudited pro forma condensed combined financial information for the Combined Company, which give effect to the Merger and should be read in conjunction with the financial statements and accompanying notes of Non-Invasive Monitoring Systems and Gravitics, which are included in this information statement/prospectus. The unaudited pro forma condensed combined financial information contained in this information statement/prospectus is presented for illustrative purposes only and should not be considered to be an indication of the Combined Company’s results of operations or financial condition following the closing of the Merger. The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of Non-Invasive Monitoring Systems and Gravitics and adjustments, assumptions and preliminary estimates have been made in connection with the preparation of this information. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments, assumptions and estimates are subject to uncertainty.

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Moreover, the unaudited pro forma condensed combined financial information does not reflect all costs that are expected to be incurred by the Combined Company in connection with the Merger. For example, the impact of any incremental costs incurred in coordinating the operations of Non-Invasive Monitoring Systems and Gravitics are not reflected in the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information does not include, among other things, estimated cost synergies, adjustments related to integration activities, future acquisitions or disposals not yet known or probable, or impacts of merger-related change in control provisions because the management teams of Non-Invasive Monitoring Systems and Gravitics do not believe any such adjustments would enhance an understanding of the pro forma effects of the Merger.

As a result, the actual results of operations and financial condition of the Combined Company following the closing of the Merger may not be consistent with, or evident from, this unaudited pro forma condensed combined financial information. The assumptions used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may affect the Combined Company’s results of operations or financial condition following the closing of the Merger. Any potential decline in the Combined Company’s financial condition or results of operations may cause significant variations in the price of the Non-Invasive Monitoring Systems Common Stock following the closing of the Merger.

The unaudited pro forma condensed combined financial information in this information statement/ prospectus is based on the best information available, which in part includes a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, the unaudited pro forma condensed combined financial information should not be assumed to be indicative of what the Combined Company’s financial condition, results of operations or cash flows actually would have been as a stand-alone company or to be a reliable indicator of what the Combined Company’s financial condition or results of operations may actually be in the future.

Risks Related to Non-Invasive Monitoring Systems’ Business

Non-Invasive Monitoring Systems has a history of operating losses, it does not expect to become profitable in the near future and absent additional equity or debt financing, it may be unable to continue as a going concern.

Non-Invasive Monitoring Systems’ consolidated financial statements for the five months ended December 31, 2025 and the year ended July 31, 2025 were prepared on a “going concern” basis; however substantial doubt exists about its ability to continue as a going concern as a result of recurring losses and an accumulated deficit. Non-Invasive Monitoring Systems is not profitable and has been incurring material losses. Its net losses for the fiscal five months ended December 31, 2025 was $49,000 and years ended July 31, 2025 and 2024 were $152,000 and $108,000 respectively. As of December 31, 2025, Non-Invasive Monitoring Systems had an accumulated deficit of $29.1 million and a shareholders’ deficit of $995. Non-Invasive Monitoring Systems had $6,000 of cash at December 31, 2025 and negative working capital of approximately $978,000. Absent additional equity or debt financing, it will be unable to continue as a going concern.

Non-Invasive Monitoring Systems will require additional funding, which may not be available to it on acceptable terms, or at all.

Non-Invasive Monitoring Systems will need to raise additional capital in order for it to continue as a going concern. It will need to finance future cash needs primarily through public or private equity offerings, debt financings, mergers or acquisitions. Management of Non-Invasive Monitoring Systems does not know whether additional funding will be available on acceptable terms, or at all. To the extent that Non-Invasive Monitoring Systems were to raise additional funds by issuing equity securities, its shareholders would experience significant dilution, and debt financing, if available, may require that Non-Invasive Monitoring Systems agree to covenants that restrict its operations.

Non-Invasive Monitoring Systems has experienced delays in filing certain annual and periodic reports with the SEC, and any recurrence could negatively impact it.

During the past fiscal year, Non-Invasive Monitoring Systems did not timely file its Annual Report on Form 10-K for the year ended July 31, 2025 and the subsequent Quarterly Report on Form 10-Q for the quarter ended October 31, 2025, which resulted in a period during which it was not current in its reporting obligations under the Exchange Act. Upon the filing of the Form 10-K for the year ended July 31, 2025 on January 30, 2026 and the filing of the Form 10-Q for the quarter ended October 31, 2025 on January 30, 2026, Non-Invasive Monitoring Systems became current in its reporting obligations.

However, there can be no assurance that future reporting delays will not occur. Any failure to timely file required reports could adversely affect investor confidence, limit the availability of public information regarding Non-Invasive Monitoring Systems, and negatively impact the liquidity and trading price of its securities.

Non-Invasive Monitoring Systems may be exposed to risks relating to management’s assessment of our disclosure controls and procedures and internal controls over financial reporting.

If Non-Invasive Monitoring Systems fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired. Non-Invasive Monitoring Systems has identified material weaknesses in its internal controls, and it cannot provide assurances that these material weaknesses will be effectively remediated, or that additional material weaknesses will not occur in the future.

Non-Invasive Monitoring Systems is subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things, that Non-Invasive Monitoring Systems maintain effective disclosure controls and procedures and internal control over financial reporting. Effective internal control over financial reporting is necessary for Non-Invasive Monitoring Systems to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause Non-Invasive Monitoring Systems to fail to meet its reporting obligations.

Furthermore, Non-Invasive Monitoring Systems cannot be certain that its efforts will be sufficient to remediate current or prevent future material weaknesses or significant deficiencies from occurring.

The internal control procedures over the completeness and accuracy of Non-Invasive Monitoring Systems’ general ledger information and the risk assessment process are not formally documented and may not be designed and operate with a level of precision adequate to prevent or detect misstatements.

Because Non-Invasive Monitoring Systems does not currently have an audit or compensation committee made up of independent directors, its shareholders must rely on its directors, only one of whom is independent, to perform these functions.

Currently, Non-Invasive Monitoring Systems does not have an independent audit committee. Its full Board of Directors functions as its audit committee and is composed of four directors, none of whom are considered to be “independent” in accordance with the requirements of Rule 10A-3 under the Exchange Act. An independent audit committee plays a crucial role in the corporate governance process, assessment of the Company’s processes relating to its risks and control environment, oversight of financial reporting, and evaluation of internal and independent audit processes. The lack of an independent audit committee may prevent Non-Invasive Monitoring Systems’ Board of Directors from being independent in its judgments and its ability to pursue the committee’s responsibilities, this could compromise management of Non-Invasive Monitoring Systems’ business.

Non-Invasive Monitoring Systems does not have a compensation committee comprised of independent directors. The Board of Directors performs these functions as a whole. Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

Non-Invasive Monitoring Systems does not anticipate paying dividends on our common stock in the foreseeable future.

Non-Invasive Monitoring Systems has not declared and paid cash dividends on its common stock in the past, and it does not anticipate paying any cash dividends in the foreseeable future. As a result, you may only receive a return on an investment in its common stock if the market price of such common stock increases and you sell your shares.

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Because Non-Invasive Monitoring Systems’ common stock is a “penny stock,” it may be more difficult for investors to sell shares of such common stock, and the market price of such common stock may be adversely affected.

Non-Invasive Monitoring Systems’ common stock, which trades on the OTC PINK, is a “penny stock” since, among other things, the stock price is below $5.00 per share, it is not listed on a national securities exchange, and it has not met certain net tangible asset or average revenue requirements. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser and obtain the purchaser’s written agreement to the purchase. Broker-dealers must also provide customers that hold penny stock in their accounts with such broker-dealer a monthly statement containing price and market information relating to the penny stock. If a penny stock is sold to an investor in violation of the penny stock rules, the investor may be able to cancel its purchase and get its money back.

If applicable, the penny stock rules may make it difficult for investors to sell their shares of Non-Invasive Monitoring Systems’ common stock. Because of the rules and restrictions applicable to a penny stock, there is less trading in penny stocks and the market price of Non-Invasive Monitoring Systems’ common stock may be adversely affected. Also, many brokers choose not to participate in penny stock transactions. Accordingly, investors may not always be able to resell their shares of Non-Invasive Monitoring Systems’ common stock publicly at times and prices acceptable to them.

Non-Invasive Monitoring Systems’ stock price has been volatile and there may not be an active, liquid trading market for its common stock.

Non-Invasive Monitoring Systems’ stock price has experienced significant price and volume fluctuations and may continue to experience volatility in the future. The price of Non-Invasive Monitoring Systems’ common stock has ranged between $0.00 and $0.01 for the 52-week period ended December 31, 2025. Many factors, including those described in this information statement/prospectus and others, have a significant impact on the price of Non-Invasive Monitoring Systems’ common stock. There is no guarantee that an active trading market for Non-Invasive Monitoring Systems’ common stock will be maintained on the OTC PINK or elsewhere.

Shareholders may experience dilution of ownership interests because of the future issuance of additional shares of our common stock and our preferred stock.

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present shareholders. We are currently authorized to issue an aggregate of 401,000,000 shares of capital stock, consisting of 400,000,000 shares of common stock and 1,000,000 designated shares of preferred stock with preferences and rights to be determined by our Board of Directors. As of January 30, 2026, there were outstanding 154,810,655 shares of our common stock, 100 shares of our Series B preferred stock and there were no outstanding options to purchase shares of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with hiring or retaining employees, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any such additional shares of our common stock may create downward pressure on the trading price of the common stock. We may issue additional shares, warrants or other convertible securities in the future in conjunction with capital raising efforts, including at a price (or exercise price) below the price at which shares of our common stock are then currently traded on the OTC PINK.

Risks Related to Gravitics’ Business

Gravitics has a limited operating history in an evolving industry, which makes it difficult to forecast its revenue, plan its expenses and evaluate its business and future prospects.

Gravitics has a limited operating history in a rapidly evolving industry that may not develop in a manner favorable to its business. The markets for launch services, cargo services, and space systems may not continue to develop in a manner that it expects or that otherwise would be favorable to its business. As a result of its limited operating history and ongoing changes in its new and evolving industry, including evolving demand for its products and services, its ability to forecast its future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. Gravitics has encountered and expects to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. Accordingly, Gravitics may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that it does not receive as a result of delays arising from these factors, and its results of operations in future reporting periods may be below the expectations of investors or analysts. If Gravitics does not address these risks successfully, its results of operations could differ materially from its estimates and forecasts or the expectations of investors or analysts, causing its business to suffer and the price of its common stock to decline.

Gravitics’ independent registered public accounting firm has included an explanatory paragraph regarding Gravitics’ ability to continue as a going concern.

The report of Gravitics’ independent registered public accounting firm on Gravitics’ audited financial statements included elsewhere herein contains an explanatory paragraph stating that there is substantial doubt about Gravitics’ ability to continue as a going concern. Gravitics’ audited financial statements as of December 31, 2025 and 2024 and for each of the years then ended have been prepared assuming that Gravitics will continue as a going concern.

Gravitics has incurred significant operating losses and negative cash flows from operations and expects to continue to incur substantial expenses in connection with the execution of its business plan. As a result of these conditions, there can be no assurance that Gravitics will be able to obtain additional financing when needed on acceptable terms, or at all. The inclusion of a going concern explanatory paragraph in the auditor’s report may materially limit Gravitics’ ability to raise additional funds through the issuance of debt or equity securities or otherwise and may cause counterparties, customers, suppliers, and other third parties to have concerns about Gravitics’ ability to meet its contractual obligations.

If Gravitics is unable to raise additional capital as required, it may be forced to curtail or suspend its operations, delay or reduce the scope of its development and commercialization activities, or implement additional cost-reduction measures in order to conserve liquidity. Any such actions could materially harm Gravitics’ business, prospects, financial condition, and results of operations.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. If Gravitics is unable to continue as a going concern, investors may lose some or all of their investment in Gravitics’ securities.

Gravitics’ future revenue and operating results are dependent on its ability to generate a sustainable order rate for its products and services and develop new technologies to meet the needs of its customers or potential new customers.

Gravitics’ financial performance is dependent on its ability to generate a sustainable order rate for its products and services. This can be challenging and may fluctuate on an annual basis as the number of contracts awarded varies. If Gravitics is unable to win new awards or execute existing contracts as expected, its business, results of operations, and financial position could be further adversely affected. Furthermore, if its customers experience delays or technical challenges with their products or services or exercise delay or termination rights under new or existing contracts, its ability to recognize the full potential value of such contracts could also adversely affect its business, results of operations and financial position.

The cyclical nature of the Orbital Carrier services could negatively impact Gravitics’ ability to accurately forecast customer demand. The markets that Gravitics serves may not grow in the future and it may not be able to maintain adequate gross margins or profits in these markets. Gravitics’ growth is dependent on the growth in the sales of services provided by its customers, its customers’ ability to anticipate market trends, and its ability to anticipate changes in the businesses of its customers and to successfully identify and enter new markets. If Gravitics fails to anticipate such changes in demand, or such demand does not materialize to the extent it expects or at all, its business, results of operations, and financial position could be adversely affected.

The Orbital Carrier services industries are each characterized by development of technologies to meet changing customer demand for complex and reliable products and services. Gravitics’ products and services embody complex technology and may not always be compatible with current and evolving technical standards and systems developed by others. Failure or delays to meet the requisite and evolving industry or user standards could have a material adverse effect on its business, results of operations, and financial condition. Failure of suppliers to deliver against end customer requirements could lead to a material adverse effect on Gravitics’ financial results.

Gravitics may experience delays or other complications in the design, manufacture and commercialization of new Orbital Carrier services, cargo services, space systems, and related technology. If Gravitics fails to develop and successfully commercialize new technologies, if it fails to develop such technologies before its competitors, or if such technologies fail to perform as expected, or are inferior to those of competitors, Gravitics’ business, financial condition and results of operations could be materially and adversely impacted.

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Gravitics expects to require significant additional capital to support business growth, and this capital might not be available on favorable terms, if at all, or may be available only by diluting existing stockholders or putting excessive debt leverage and insolvency risk on its business.

Historically, Gravitics has funded its operations and capital expenditures primarily through equity issuances, debt and cash generated from its operations. Gravitics currently anticipates that its existing cash and cash equivalents and cash flow from operations will not be sufficient to meet its cash needs for the foreseeable future, As a result, Gravitics will require additional financing, and it may not be able to obtain debt or equity financing on favorable terms, if at all. If Gravitics raises equity financing to fund operations or on an opportunistic basis, its stockholders may experience significant dilution of their ownership interests. If it obtains debt financing, the terms of such debt financing may restrict its ability to incur additional indebtedness, require it to maintain certain financial covenants, or restrict its ability to pay dividends. If Gravitics needs additional capital and cannot raise it on acceptable terms, or at all, it may not be able to, among other things, develop new products, technologies and services, enhance its operating infrastructure, expand the markets in which it operates or acquire complementary businesses and technologies.

Gravitics is incurring significant increased expenses and administrative burdens while pursuing the Merger, and will continue to incur these as a public company, which could have an adverse effect on its business, financial condition and results of operations.

As a public company, Gravitics will incur increased legal, accounting, administrative and other costs and expenses that we did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. In addition, expenses associated with SEC reporting requirements are being incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if management, internal auditors, or external auditors identify a material weakness or significant deficiency in Gravitics’ internal control over financial reporting), it could incur additional costs rectifying those issues, and the existence of those issues could adversely affect its reputation or investor perceptions of it. It may also be more expensive to maintain director and officer liability insurance. Risks associated with Gravitics’ status as a public company may make it more difficult to attract and retain qualified persons to serve on its board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require Gravitics to divert a significant amount of money that could otherwise be used to expand its business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Gravitics often relies on a single vendor or a limited number of vendors to provide certain key products or services and the inability of these key vendors to meet its needs could have a material adverse effect on its business.

Historically, Gravitics has contracted with a single vendor or a limited number of vendors to provide certain key products or services. In addition, Gravitics’ manufacturing operations depend on specific technologies and companies for which there may be a limited number of vendors. If these vendors are unable to meet its needs because they fail to perform adequately, are unable to match new technological requirements or problems, or are unable to dedicate engineering and other resources necessary to provide the services contracted for, Gravitics’ business, financial position and results of operations may be adversely affected. While alternative sources for these products, services, and technologies may exist, Gravitics may not be able to develop these alternative sources quickly and cost-effectively, which could materially impair its ability to operate its business. Furthermore, these vendors may request changes in pricing, payment terms, or other contractual obligations, which could cause Gravitics to make substantial additional investments.

Additionally, some of Gravitics’ suppliers’ employees are represented by labor unions. Work stoppages and instability in these suppliers’ relationships with their respective labor unions could delay the production and/or development of Gravitics’ products, which could strain relationships with customers and cause a loss of revenues which would adversely affect Gravitics’ operations.

Gravitics’ Orbital Carriers are subject to manufacturing delays, damage during pre-launch operations, and launch failures, failure of correct orbit insertion or failure of key Orbital Carrier subsystems during mission operations, the occurrence of which could materially and adversely affect its operations.

Delays in the manufacturing of Orbital Carriers, damage during pre-launch operations, launch failures, failure of correct orbit insertion or failure of key Orbital Carrier systems during mission operations could have a material adverse effect on Gravitics’ business, financial condition and results of operations. The loss of, or damage to, an Orbital Carrier could result in significant delays in anticipated revenue to be generated by other rocket launch services using the same or similar launch vehicles or their components.

If Gravitics’ Orbital Carriers systems fail to operate as intended, it could have a material adverse effect on its business, financial condition and results of operations.

The manufacturing, testing, launching and operation of an Orbital Carrier involves complex processes and technology. Gravitics’ Orbital Carrier systems employ advanced technologies and sensors that are exposed to severe environmental stresses that have and could affect their performance. Hardware component problems and software issues could lead to deterioration in performance or loss of functionality of an Orbital Carrier. In addition, human operators may execute improper commands that may negatively impact an Orbital Carrier’s performance. Exposure of Orbital Carriers to an unanticipated catastrophic event, such as collision with space debris, could reduce the performance of, or completely destroy, the affected Orbital Carriers.

Gravitics may experience other problems with its Orbital Carriers that may reduce their performance, and it cannot provide assurances that its Orbital Carriers will continue to operate successfully in space throughout their expected operational lives. Even if an Orbital Carrier is operated properly, technical flaws in an Orbital Carrier’s subsystems or other technical deficiencies or anomalies could significantly hinder its performance. During any period in which an Orbital Carrieris not operational, Gravitics may lose most or all of the revenue that otherwise would have been derived from it. If an Orbital Carrier experiences a significant anomaly such that its type is no longer operational, it would significantly impact Gravitics’ business, prospects and profitability.

The nature of novel spacecraft technology like Orbital Carriers often requires orbital test flights to demonstrate core functionality and performance. Early mission failures are common due to the inability to perfectly test all features on the ground prior to launch, and this may lead to reasonable but expensive failures that shake investor confidence. Gravitics’ first mission may not be fully successful even if instrumental in data collection and model validation to support our business goals.

If Gravitics’ Orbital Carriers fail to operate as intended on the first and/or subsequent missions it could have a material negative effect on Gravitics’ business operations, revenue and reputation.

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Gravitics’ revenue, results of operations and reputation may be negatively impacted if its products contain defects or fail to operate in the expected manner.

Gravitics sells complex and technologically advanced products and services, including mission services and Orbital Carriers. Sophisticated software used in its products and services, including software developed by it, may contain defects that can unexpectedly interfere with the software’s intended operation. Defects may also occur in components and products that it manufactures or purchases from third parties. Most of the vehicles and spacecraft systems it has developed must function under demanding and unpredictable operating conditions and in harsh and potentially destructive environments. Gravitics’ products and services may not be successfully implemented, pass required acceptance criteria, or operate or give the desired output, or it may not be able to detect and fix all defects in the cargo services and Orbital Carriers it sells and/or uses. Failure to do so could result in lost revenue, damage to its reputation, and may adversely affect its ability to win new contract awards.

Any inability to deploy Gravitics’ spacecraft at its anticipated cadence could adversely impact its business, financial condition and results of operations.

To be successful, Gravitics will need to maintain a sufficient mission rate, which will be negatively impacted if it is not able to operate its Orbital Carriers for any reason, including not being granted appropriate government clearance after a mission failure. Gravitics may be unable to operate at its anticipated cadence for a number of reasons, including, but not limited to, production delays or failures, design and engineering flaws, launch failures, natural disasters, epidemics or pandemics, changes in governmental regulations or in the status of our regulatory approvals or applications, customer delays or cancellations, or other events that force it to cancel or reschedule Orbital Carrier missions.

Disruptions in the supply of key raw materials or components and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact Gravitics.

Many raw materials, major components, and product equipment items are procured or subcontracted on a single or sole-source basis. Although Gravitics maintains a qualification and performance surveillance process and it believes that sources of supply for raw materials and components are generally adequate, it is difficult to predict what effects shortages or price increases may have in the future. Gravitics’ ability to manage inventory and meet delivery requirements may be constrained by its suppliers’ inability to scale production and adjust delivery of long-lead time products during times of volatile demand. A supplier’s inability to fill Gravitics’ supply needs would jeopardize its ability to fulfill obligations under commercial and government contracts, which could, in turn, result in reduced sales and profits, contract penalties or terminations, and damage to customer relationships, and could have a material adverse effect on Gravitics’ operating results, financial condition, or cash flows.

Key raw materials and components used in Gravitics’ operations include chemicals; composites; metallics; thrusters and engines; electronic, electro-mechanical and mechanical components; subassemblies; and subsystems that are integrated with the manufactured parts for final assembly into finished products and systems. Gravitics is impacted by increases in the prices of raw materials used in production on fixed-price business. Gravitics monitors sources of supply to attempt to assure that adequate raw materials and other components and supplies needed in manufacturing processes are available. Prolonged disruptions in the supply of any of these key raw materials or components, difficulty completing qualification of new sources of supply, implementing use of replacement materials, components or new sources of supply, or a continuing increase in the prices of raw materials could adversely impact Gravitics.

The expansion of Gravitics’ operations subjects it to additional risks that can adversely affect its operating results.

Gravitics contemplates further expansion of its operations as part of its growth strategy, including acquisitions and the development and production of its Orbital Carriers. Its current and contemplated operations subject us to a variety of risks, including:

●	recruiting and retaining talented and capable management and employees;
●	competition from other companies with significant market share in those markets and with better understanding of demand;
●	difficulties in enforcing contracts, collecting accounts receivable, and longer payment cycles;
●	regulatory, political or contractual limitations on Gravitics’ ability to operate in certain foreign markets, including trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses;
●	compliance with anti-bribery laws, including without limitation the Foreign Corrupt Practices Act;

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●	varying security laws and regulations in other countries;
●	management distraction and constraints on bandwidth from acquisitions;
●	increased management, travel, infrastructure and legal compliance costs associated with having multiple operations and integrating acquisitions;
●	differing regulatory and legal requirements and possible enactment of additional regulations or restrictions on the use, import or export of our products and services, which could delay or prevent the sale or use of Gravitics’ products and services in some jurisdictions;
●	currency translation and transaction risk, which may negatively affect Gravitics’ revenue, cost of net revenue, and gross margins, and could result in exchange losses;
●	heightened exposure to political instability, war and terrorism;
●	continued access to Gravitics’ facilities at lease expiration;
●	weaker protection of intellectual property rights in some countries; and
●	overlapping of different tax regimes.

Any of these risks could harm Gravitics’ operations and reduce its sales, adversely affecting its business, operating results, financial condition and growth prospects.

Space is a harsh and unpredictable environment where Gravitics’ products and service offerings are exposed to a wide and unique range of environmental risks, including, among others, coronal mass ejections, solar flares and other excessive radiation and extreme space weather events, and potential collision with space debris or another spacecraft, which could adversely affect its vehicles and spacecraft performance.

Space weather, including coronal mass ejections and solar flares have the potential to impact the performance and controllability of Orbital Carriers on orbit, including completely disabling them. Although Gravitics has designed substantial protections and has some ability to actively maneuver its Orbital Carriers to avoid potential collisions with space debris or other spacecraft, this ability is limited by, among other factors, uncertainties and inaccuracies in the projected orbit location of and predicted conjunctions with debris objects tracked and catalogued by the U.S. government. Additionally, some space debris is too small to be tracked and therefore its orbital location is completely unknown. Nevertheless, this debris is still large enough to potentially cause severe damage or a failure of our vehicles or spacecraft should a collision occur.

Increased congestion from the proliferation of low Earth orbit constellations could materially increase the risks of potential collision with space debris or another spacecraft and limit or impair Gravitics’ launch flexibility and/or access to its own orbital slots.

Recent years have seen increases in the number of spacecraft deployed to low earth orbits, and publicly announced plans call for many thousands or even a million additional spacecraft deployments over the coming years. The proliferation of these low Earth orbit constellations could materially increase the risks of potential collision with space debris or another spacecraft and affect Gravitics’ ability to effectively access sufficient orbital slots to support the expected growth across its business.

Gravitics’ business involves significant risks and uncertainties that may not be covered by insurance.

A significant portion of Gravitics’ business relates to designing, developing and manufacturing advanced space technology products and services. New technologies may be untested or unproven. Failure of some of these products and services could result in extensive property damage. Accordingly, Gravitics may incur liabilities that are unique to its products and services.

The amount of insurance coverage that Gravitics maintains may not be adequate to cover all claims or liabilities. Existing coverage may be canceled while Gravitics remains exposed to the risk, and it is not possible to obtain insurance to protect against all operational risks, natural hazards and liabilities.

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Further, the price and availability of insurance fluctuate significantly. Insurance market conditions or factors outside Gravitics’ control at the time it is in the market for the required insurance, such as failure of launch vehicles and spacecraft, could cause premiums to be significantly higher than current estimates and could reduce amounts of available coverage. The cost of this insurance may continue to increase. Higher premiums on insurance policies will reduce Gravitics’ operating income by the amount of such increased premiums. If the terms of insurance policies become less favorable than those currently available, there may be limits on the amount of coverage that Gravitics can obtain, or it may not be able to obtain insurance at all.

In addition, even though Gravitics carries business interruption insurance policies, any business interruption losses could exceed the coverage available or be excluded from these insurance policies. Any disruption of Gravitics’ ability to operate its business could result in a material decrease in its revenues or significant additional costs to replace, repair, or insure its assets, which could have a material adverse impact on its financial condition and results of operations.

Interruption or failure of Gravitics’ infrastructure could hurt its ability to effectively perform its daily operations and provide and produce its products and services, which could damage its reputation and harm its operating results.

Gravitics is vulnerable to natural disasters and significant disruptions including tsunamis, floods, earthquakes, fires, water shortages, other extreme weather conditions, epidemics or pandemics, acts of terrorism, power shortages and blackouts, aging infrastructure and telecommunications failures. In the event of such a natural disaster or other disruption, Gravitics could experience disruptions to its operations or the operations of suppliers, subcontractors, distributors or customers; destruction of facilities; and/or loss of life.

The availability of many of Gravitics’ products and services depends on the continuing operation of its information technology and communications systems. Any downtime, damage to, or failure of its systems could result in interruptions in its operations and services, which could reduce its revenue and profits. Gravitics’ systems are vulnerable to damage or interruption from floods, fires, power loss, aging infrastructure, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm its systems. Gravitics’ manufacturing facilities are also subject to risks associated with an aging infrastructure. An infrastructure failure could result in the destruction of spacecraft and spacecraft components being manufactured or in inventory, manufacturing delays, or additional costs. Gravitics does not maintain back-up manufacturing facilities or operations. The occurrence of any of the foregoing could result in lengthy interruptions in Gravitics’ operations and services and/or damage its reputation, which could have a material adverse effect on its financial condition and results of operations.

Gravitics’ use of artificial intelligence and machine learning technologies could adversely affect its products and services, harm its reputation, or cause it to incur liability resulting from harm to individuals or violation of laws and regulations or contracts to which it is a party.

Gravitics uses machine learning, artificial intelligence and automated decision-making technologies throughout its business, and is dedicating resources and efforts to continuously improve its use of such technologies. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance its solutions or be beneficial to its business, including its efficiency or profitability.

In particular, if the models underlying the artificial intelligence, machine learning and automated decision-making technologies that Gravitics develops or uses are: (i) incorrectly designed or implemented; (ii) trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which Gravitics did not have sufficient rights or in relation to which it and/or the providers of such data have not implemented sufficient legal compliance measures (including with respect to the processing and protection of such data); (iii) used without sufficient oversight and governance to ensure their responsible and ethical use; and/or (iv) adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of Gravitics’ products, services and business, as well as its reputation and the reputations of its customers and business partners, could suffer or Gravitics could incur liability resulting from harm to individuals, civil claims or the violation of laws or contracts to which it is a party.

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If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations as a public company or prevent fraud, and investor confidence and the trading prices of our securities may be materially and adversely affected.

Prior to the completion of the Merger, Gravitics has had limited accounting personnel and other resources to address internal controls over financial reporting. In addition, as a privately-held company, Gravitics was not required to evaluate its internal control over financial reporting in a manner that meets the standard of publicly traded companies required by Sections 404(a) of the Sarbanes-Oxley Act of 2002.

In the course of preparing the financial statements that are included in this information statement/prospectus, Gravitics’ management determined that a material weakness existed within Gravitics’ internal control over financial reporting. The material weaknesses pertained to:

●	a lack of a formalized control environment and oversight of controls over financial reporting;
●	insufficient information technology general controls, including user access controls (impacting segregation of duties); and
●	insufficient personnel within its accounting function to facilitate proper segregation of duties.

Gravitics is in the process of remediating these material weaknesses, but there can be no assurance as to when or if we will fully remediate such material weaknesses. Gravitics’ plan to remediate the material weaknesses in its internal control over financial reporting includes utilizing a portion of working capital to increase staffing within its accounting infrastructure sufficient to facilitate proper segregation of accounting functions and to enable appropriate review of its financial statements. In addition, it plans to retain outside consultants expert and specializing in technical accounting and SEC reporting for public company registrants.

If Gravitics fails to achieve and maintain an effective internal control environment, it could result in material misstatements in its financial statements and could also impair its ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, its reputation, business, financial condition and results of operations may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose it to increased risk of fraud or misuse of corporate assets and subject it to regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If Gravitics cannot successfully protect its intellectual property, its business could suffer.

Gravitics relies on a combination of intellectual property rights, contractual protections, and other practices to protect its proprietary information, technologies and processes. It primarily relies on patent, copyright and trade secret laws to protect its proprietary technologies and processes, including the operations systems and technology it uses throughout its business. Others may independently develop the same or similar technologies and processes or may improperly acquire and use information about Gravitics’ technologies and processes, which may allow them to provide products and services similar to Gravitics’, which could harm its competitive position. To the extent Gravitics pursues additional patent protection for its innovations, patents it may apply for may not issue, and patents that do issue or that it acquires may not provide it with any competitive advantages or may be challenged by third parties. There can be no assurance that any patents it obtains will adequately protect its inventions or survive a legal challenge, as the legal standards relating to the validity, enforceability, and scope of protection of patent and other intellectual property rights are uncertain. Gravitics may be required to spend significant resources to monitor and protect its intellectual property rights, and the efforts it takes to protect its proprietary rights may not be sufficient.

Gravitics relies in part on trade secrets, proprietary know-how and other confidential information to maintain its competitive position. Although it enters into confidentiality and invention assignment agreements with its employees and consultants and enters into confidentiality agreements with the parties with whom it has strategic and business relationships, no assurance can be given that these agreements will be effective in controlling access to and distribution of Gravitics’ proprietary information. Further, these agreements do not prevent Gravitics’ competitors from independently developing technologies that are substantially equivalent or superior to its technologies.

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To protect its intellectual property rights, Gravitics may be required to spend significant resources to monitor and protect these rights, and it may or may not be able to detect infringement by third parties. Litigation may be necessary in the future to enforce its intellectual property rights and to protect its trade secrets. Such litigation could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of its intellectual property. Furthermore, Gravitics’ efforts to enforce it intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of its intellectual property rights. Gravitics’ inability to protect its proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of management’s attention and resources, could delay future sales and introductions of new capabilities, result in substituting inferior or more costly technologies into its business, or injure Gravitics’ reputation. In addition, Gravitics may be required to license additional technology from third parties to develop and market new capabilities, and it cannot assure you that it could license that technology on commercially reasonable terms or at all, and its inability to license this technology could harm its ability to compete.

We may need to initiate lawsuits to protect or enforce our patents or other proprietary rights, which would be expensive and, if unsuccessful, may cause us to lose some of our intellectual property rights.

In order to protect or enforce our patent and other intellectual property rights, it may be necessary for us to initiate patent or other intellectual property litigation proceedings against third parties, such as infringement suits or interference proceedings. These lawsuits could be expensive, take significant time and could divert management’s attention from other business concerns. These lawsuits could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at a risk of not being issued. Further, these lawsuits may also provoke the defendants to assert claims against us. The patent position of medical device firms is highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. There can be no assurance that we will prevail in any such suits or proceedings or that the damages or other remedies awarded to us, if any, will be commercially valuable.

Business or economic disruptions could seriously harm our business.

Broad-based business or economic disruptions could adversely affect our business. Adverse changes in global or regional economic conditions periodically occur, including recession or slowing growth, changes, or uncertainty in fiscal, monetary or trade policy, higher interest rates, tighter credit, inflation, lower capital expenditures by businesses, increases in unemployment and lower consumer confidence and spending. Such adverse changes could result from geopolitical and security issues, such as armed conflict and civil or military unrest, political instability, human rights concerns and terrorist activity, catastrophic events such as natural disasters and public health issues (including the COVID-19 pandemic), supply chain interruptions, new or revised export, import or doing business regulations, including trade sanctions and tariffs or other global or regional occurrences.

For example, Russia’s invasion of Ukraine has prompted the U.S. and other countries to announce sanctions against Russia, which could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. In addition, the recent invasion of Ukraine by Russia, and the impact of sanctions against Russia and the potential for retaliatory acts from Russia, could result in increased cyberattacks against U.S. companies. The full effect of this military conflict and related sanctions on the global economy and our existing and prospective customers, and as a result, our business, remains uncertain.

While the onset of the COVID-19 global pandemic underscored the urgency of bringing to market air purification solutions to help protect front-line healthcare workers, patients and the general population, associated business shutdowns or disruptions could impair our ability to manufacture or sell our products, which would adversely affect our business, financial condition and results of operations.

If we lose key personnel or are unable to attract and retain qualified personnel, our business could be harmed, and our ability to compete could be impaired.

Our success depends, to a significant degree, upon the continued contributions of the members of our senior management and highly credentialed scientists. If we lose the services of one or more of these people, we may be unable to achieve our business objectives. We may be unable to attract and retain personnel with the advanced technical qualifications or managerial experience necessary for the development of our business and products or commercialization of our products. In addition, our current employees are at-will employees, which means that either we or the employee may terminate the employment relationship at any time, and our agreements with our independent contractors generally extend only on a monthly basis after an initial term, with the ability of either party to terminate the agreement upon prior notice to the other party.

We face intense competition.

We face, and will continue to face, intense competition from organizations such as large, diverse companies with extensive product development and manufacturing capabilities, as well as smaller specialized companies, that have developed and are attempting to develop large space structures including orbital carriers, cargo logistics spacecraft, and space station modules, and provide related engineering and technical services. Although we believe that we have significant competitive advantages over other organizations, our competitors may develop and commercialize products and technologies that compete with our products and technologies. Organizations that compete with us may have substantially greater financial resources than we do and may be able to: (i) provide broader services and product lines; (ii) make greater investments in research and development; (iii) carry on larger research and development initiatives; (iv) undertake more extensive marketing campaigns; and (v) adopt more aggressive pricing policies than we can. Our competitors may also have greater name recognition and better access to customers than we do. We also expect to continue to face competition from alternative technologies. Our technology and products may be rendered obsolete or uneconomical by advances in existing technological approaches or products or the development of different approaches or products by one or more of our competitors.

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Security breaches, loss of data and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

We utilize information technology systems and networks to process, transmit and store electronic information in connection with our business activities. As the use of digital technologies has increased, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication. These threats pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data, all of which are vital to our operations and business strategy. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects.

Despite the implementation of security measures, our computer systems and those of our current and future third-party service providers are vulnerable to damage or disruption from hacking, computer viruses, software bugs, unauthorized access or disclosure, natural disasters, terrorism, war and telecommunication, equipment and electrical failures. In addition, there can be no assurance that we will promptly detect any such disruption or security breach, if at all. Unauthorized access, loss or dissemination could disrupt our operations, including our ability to conduct research and development activities, process and prepare company financial information and manage various general and administrative aspects of our business. To the extent that any such disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure or theft of confidential, proprietary or personal information, we could incur liability, suffer reputational damage or poor financial performance or become the subject of regulatory actions by federal, state or non-U.S. authorities, any of which could adversely affect our business.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to various litigation matters from time to time, which could have a material adverse effect on our business, financial condition and results of operations. Claims arising out of actual or alleged violations of law could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, intellectual property laws, privacy laws, labor and employment laws, securities laws and employee benefit laws. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Third parties may allege that Gravitics’ technology violates their proprietary data rights, which could have a negative impact on Gravitics’ operations.

If any of Gravitics’ technology violates proprietary rights, including copyrights and patents, third parties may assert infringement claims against it. Certain software modules and other intellectual property used by Gravitics or in its spacecraft, components, and spacecraft systems make use of or incorporate licensed software components and other licensed technology. These components are developed by third parties over whom Gravitics has no control. Any claims brought against Gravitics may result in limitations on its ability to use the intellectual property subject to these claims. Gravitics may be required to redesign its spacecraft, components, and spacecraft systems or to obtain licenses from third parties to continue its offerings without substantially re-engineering such products or systems. Gravitics’ intellectual property rights may be invalidated, circumvented, challenged, infringed or required to be licensed to others. An infringement or misappropriation could harm any competitive advantage Gravitics currently derives or may derive from its proprietary rights.

Indemnity provisions in various agreements potentially expose Gravitics to substantial liability for intellectual property infringement and other losses.

Gravitics’ agreements with certain other parties include indemnification provisions, under which Gravitics agrees to indemnify these parties for losses suffered or incurred as a result of claims of intellectual property infringement and, in some cases, for damages caused by Gravitics to property or persons. The term of these indemnity provisions is generally perpetual after execution of the corresponding agreement. Large indemnity payments could harm Gravitics’ business, operating results and financial condition.

The release, unplanned ignition, explosion, or improper handling of dangerous materials used in Gravitics’ business could disrupt its operations and adversely affect its financial results.

Gravitics’ business operations involve the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals, including materials used in rocket propulsion. The handling, production, transport and disposition of hazardous materials could result in incidents that temporarily shut down or otherwise disrupt its manufacturing operations and cause production delays. A release of these chemicals or an unplanned ignition or explosion could result in death or significant injuries to employees and others. Material property damage to Gravitics or third parties could also occur. Extensive regulations apply to the handling of explosive and energetic materials, including but not limited to regulations governing hazardous substances and hazardous waste. The failure to properly store and ultimately dispose of such materials could create significant liability and/or result in regulatory sanctions. Any release, unplanned ignition, or explosion could expose Gravitics to adverse publicity or liability for damages or cause production delays, any of which could have a material adverse effect on its operating results, financial condition and/or cash flows.

If Gravitics experiences cost overruns on its contracts, it would have to absorb the excess costs which could adversely affect its financial results.

The majority of Gravitics’ net sales are from fixed-price contracts. Under fixed-price contracts, Gravitics agrees to perform specified work for a fixed price and realize all of the profit or loss resulting from variations in the costs of performing the contract. As a result, all fixed-price contracts involve the inherent risk of unreimbursed cost overruns. To the extent Gravitics incurs unanticipated cost overruns on a fixed-price contract, its profitability would be adversely affected. Future profitability is subject to risks including the ability of suppliers to deliver components of acceptable quality on schedule.

Gravitics’ fixed-price contracts include development work. This type of work is inherently more uncertain as to future events than non-development contracts, and, as a result, there is typically more variability in estimates of the costs to complete the development stage. While management uses its best judgment to estimate costs associated with fixed-price development, future events could result in adjustments to those estimates.

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Gravitics’ operating results may vary significantly from quarter to quarter.

Gravitics expects that its revenue and operating results will vary from quarter to quarter. Reductions in revenue in a particular quarter could lead to lower profitability in that quarter because a relatively large amount of its expenses are fixed in the short-term. Gravitics may incur significant operating expenses during the start-up and early stages of large contracts and may not be able to recognize corresponding revenue in that same quarter. It may also incur additional expenses when contracts are terminated or expire and are not renewed.

In addition, payments due to Gravitics from its customers may be delayed due to billing cycles or as a result of failures of government budgets to gain congressional and administration approval in a timely manner. The U.S. government’s fiscal year ends September 30. If a federal budget for the next federal fiscal year has not been approved by that date in each year, Gravitics’ customers may have to suspend engagements until a budget has been approved. Any such suspensions may reduce Gravitics’ revenue in the fourth quarter of the federal fiscal year or the first quarter of the subsequent federal fiscal year. The U.S. government’s fiscal year end can also trigger increased purchase requests from customers for equipment and materials.

Any increased purchase requests Gravitics’ receives as a result of the U.S. government’s fiscal year end would serve to increase its third or fourth quarter revenue, but will generally decrease profit margins for that quarter, as these activities generally are not as profitable as our typical offerings.

Additional factors that may cause Gravitics’ financial results to fluctuate from quarter to quarter include those addressed elsewhere in this “Risk Factors” section and the following factors, among others:

●	the terms of customer contracts that affect the timing of revenue recognition;
●	variability in demand for services and solutions;
●	commencement, completion or termination of contracts during any particular quarter;
●	timing of shipments and product deliveries;
●	timing of award or performance incentive fee notices;
●	timing of significant bid and proposal costs;
●	the costs of remediating unknown defects, errors or performance problems of product offerings;
●	variable purchasing patterns under blanket purchase agreements and other indefinite delivery/ indefinite quantity contracts;
●	restrictions on and delays related to the export of defense articles and services;
●	costs related to government inquiries;
●	strategic decisions by Gravitics or its competitors, such as acquisitions, divestitures, spin-offs and joint ventures;
●	strategic investments or changes in business strategy;
●	changes in the extent to which Gravitics uses subcontractors;
●	seasonal fluctuations in staff utilization rates;
●	changes in effective tax rate, including changes in Gravitics’ judgment as to the necessity of the valuation allowance recorded against our deferred tax assets; and
●	the length of sales cycles.

Changes in Gravitics’ accounting estimates and assumptions could negatively affect its financial position and results of operations.

Gravitics prepares its financial statements in accordance with GAAP. These accounting principles require it to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of its financial statements. It is also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

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Certain future operational facilities may require significant expenditures in capital improvements and operating expenses to develop and foster basic levels of service needed for operations, and the ongoing need to maintain existing operational facilities requires Gravitics to expend capital.

As part of its growth strategy, Gravitics may need to acquire, build or utilize additional facilities. Construction of incremental factories or other facilities in which it conduct its operations may require significant capital expenditures to develop, and in the future Gravitics may be required to make similar expenditures to expand, improve or construct adequate facilities for its operations. If it cannot access needed capital, it may not be able to execute on its growth strategy, take advantage of future opportunities or respond to competitive pressures. If the costs of funding new locations or renovations or enhancements at existing locations exceed budgeted amounts or the time for building or renovation is longer than anticipated, its business, financial condition and results of operations could be materially adversely affected.

If Gravitics expands outside the United States, it will be exposed to a variety of risks associated with international operations that could materially and adversely affect its business.

As part of its growth strategy, Gravitics may further expand internationally. In that event, it would be subject to additional risks related to entering into other international business relationships, including:

●	restructuring its operations to comply with local regulatory regimes;
●	identifying, hiring and training highly skilled personnel;
●	unexpected changes in tariffs, trade barriers and regulatory requirements;
●	economic weakness, including inflation, or political instability in foreign economies and markets;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
●	foreign taxes, including withholding of payroll taxes;
●	the need for U.S. government approval to operate its spacecraft systems outside the United States;
●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue;
●	government appropriation of assets;
●	workforce uncertainty in countries where labor unrest is more common than in the United States; and
●	disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including anti-corruption laws and anti-money laundering regulations, as well as exposure of foreign operations to liability under these regulatory regimes.

Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could disrupt Gravitics’ business and flight schedule.

The occurrence of one or more natural disasters such as tornadoes, hurricanes, fires, floods and earthquakes, unusual weather conditions, epidemic or pandemic outbreaks, terrorist attacks or disruptive political events in certain regions where Gravitics’ facilities are located, or where our third-party contractors’ and suppliers’ facilities are located, could adversely affect Gravitics’ business. Severe weather, such as rainfall, snowfall or extreme temperatures, may impact the ability for spacecraft to operate as planned, resulting in additional expense to reschedule the operation and customer travel plans, thereby reducing sales and profitability. Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, or any other military or trade disruptions impacting domestic or foreign suppliers of components of Gravitics’ products, may impact its operations by, among other things, causing supply chain disruptions and increases in commodity prices, which could adversely affect raw material or transportation costs. These events also could cause or act to prolong an economic recession or depression in the United States or abroad. To the extent these events also impact one or more of Gravitics’ suppliers or contractors or result in the closure of any of their facilities, Gravitics may be unable to maintain spacecraft schedules, provide other support functions to its partners’ programs or fulfill our other contracts. In addition, the disaster recovery and business continuity plans Gravitics has in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. Gravitics may incur substantial expenses as a result of the limited nature of its disaster recovery and business continuity plans and, more generally, any of these events could cause consumer confidence and spending to decrease, which could adversely impact its operations.

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Any acquisitions, partnerships or joint ventures that Gravitics enters into could disrupt its operations and have a material adverse effect on its business, financial condition and results of operations.

From time to time, Gravitics may evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties. It may not be successful in identifying acquisition, partnership and joint venture candidates. In addition, it may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that it acquires or with which it forms a partnership or joint venture. It may have potential write-offs of acquired assets and/or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management’s time and resources from Gravitics’ core business and disrupt its operations or may result in conflicts with its business. Any acquisition, partnership or joint venture may not be successful, may reduce cash reserves, may negatively affect earnings and financial performance and may increase our indebtedness. Gravitics cannot ensure that any acquisition, partnership or joint venture it makes will not have a material adverse effect on its business, financial condition and results of operations.

If Gravitics’ prime contractors fail to maintain their relationships with their counterparties and fulfill their contractual obligations, Gravitics’ performance as a subcontractor and its ability to obtain future business could be materially and adversely impacted and its actual results could differ materially and adversely from those anticipated.

Gravitics acts as a subcontractor to prime contractors on multiple government contracts. Its performance as a subcontractor on a government contract is dependent on the prime contractor’s ability to satisfactorily maintain its relationship with the government and fulfill its obligations under its contracts. A failure by the prime contractors to fulfill their obligations under their contracts could result in the termination of the prime contract or delayed revenue generation and recognition, thereby resulting in either the termination of or material modifications to Gravitics’ subcontract. If any significant subcontract is terminated or delayed in this manner, it could cause Gravitics’ actual results to differ materially and adversely from those anticipated.

Gravitics is subject to extensive government regulations, and changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

Gravitics sells its products and solutions, to the U.S. government and to customers whose products are sold or services are provided to the U.S. government, and therefore it must comply with numerous laws and regulations, for which compliance is costly.

New laws or regulations, or changes in existing laws or regulations or the manner of their interpretation or enforcement, could increase Gravitics’ cost of doing business and restrict its ability to operate its business or execute its strategies. There may be significant changes in U.S. laws and regulations and international trade agreements that could affect a wide variety of industries and businesses, including those businesses Gravitics owns and operates. In particular, as a contractor subject to terms of U.S. government contracts, Gravitics is heavily regulated in most fields in which it operate.

Gravitics engages with numerous U.S. governmental agencies and entities, and when working with these and other entities, it must comply with and is affected by certain laws and regulations relating to the formation, administration and performance of government contracts. Some significant laws and regulations that may affect us include the following:

●	the Federal Acquisition Regulation, and agency regulations supplemental to the Federal Acquisition Regulation, which regulate the formation, administration and performance of U.S. government contracts;

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●	the False Statements Act, which imposes civil and criminal liability for making false statements to the U.S. government;
●	the Truthful Cost or Pricing Data Statute, which requires certification and disclosure of cost and pricing data in connection with the negotiation of certain contracts, modifications or task orders;
●	the Procurement Integrity Act, which regulates access to competitor bid and proposal information and certain internal government procurement sensitive information, and the ability to provide compensation to certain former government procurement officials;
●	laws and regulations restricting the ability of a contractor to provide gifts or gratuities to employees of the U.S. government, including the FCPA, which prohibits U.S. citizens and entities from bribing foreign government officials to benefit their business interests;
●	post-government employment laws and regulations, which restrict the ability of a contractor to recruit and hire current employees of the U.S. government and deploy former employees of the U.S. government;
●	laws, regulations and executive orders restricting the handling, use and dissemination of information classified for national security purposes or determined to be “controlled unclassified information” or “for official use only,” and the export of certain products, services and technical data, including requirements regarding any applicable licensing of employees involved in such work;
●	laws, regulations, and executive orders regulating the handling, use and dissemination of personally identifiable information in the course of performing a U.S. government contract;
●	International trade compliance laws, regulations, and executive orders that prohibit business with certain sanctioned entities and require authorization for certain exports or imports in order to protect national security and global stability, including regulations governing the manufacture, sale and distribution of defense and space-related articles and services as defined in the United States Munitions List;
●	laws, regulations and executive orders governing organizational conflicts of interest that may restrict our ability to compete for certain U.S. government contracts because of the work that we currently perform for the U.S. government or may require that we take measures such as firewalling off certain employees or restricting their future work activities due to the current work that they perform under a U.S. government contract;
●	laws, regulations and executive orders that impose requirements on us to ensure compliance with requirements and protect the U.S. government from risks related to our supply chain such as compliance with Cybersecurity Maturity Model Certification;
●	laws, regulations, and mandatory contract provisions providing protections to employees or subcontractors seeking to report alleged fraud, waste and abuse related to a U.S. government contract;
●	the Contractor Business Systems rule, which authorizes government agencies to withhold a portion of payments if a provider is determined to have a significant deficiency in its accounting, cost estimating, purchasing, earned value management, material management and accounting, and/or property management system; and
●	the Cost Accounting Standards and Cost Principles, which impose accounting and allowability requirements that govern providers’ right to reimbursement under certain cost-based U.S. government contracts and require consistency of accounting practices over time.

The U.S. government may revise its procurement practices or adopt new contract rules and regulations at any time. In addition to federal laws and regulations, Gravitics is also subject to various local government regulations and procurement policies and practices, including regulations relating to import-export control, investments, exchange controls, and repatriation of earnings, as well as varying currency, political and economic risks.

The U.S. government has a broad range of actions it can instigate to enforce its procurement laws and policies. These include proposing debarment or suspending for a contractor, certain of its operations or individual employees or debarring a contractor, certain of its operations or individual employees from future government business. In addition to criminal, civil, and administrative actions by the U.S. government, under The False Claims Act, an individual alleging fraud related to payments under a U.S. government contract or program may file a qui tam lawsuit against us on behalf of the government; if successful in obtaining a judgment or settlement, the individual filing the suit may receive up to 30% of the amount recovered by the government. If Gravitics were to be subject to an enforcement action by the U.S. government, it could materially and adversely affect its reputation, the willingness of its current or prospective customers to do business with it and its results of operations.

Risks Related to the Combined Company Following the Merger

The Combined Company’s largest stockholders, if they choose to act together, will have the ability to control all matters submitted to stockholders for approval.

After giving effect to the Merger, the Combined Company’s three largest stockholders will beneficially own shares, in the aggregate, representing approximately [●]% of the Combined Company’s outstanding shares. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to stockholders for approval, as well as the Combined Company’s management and affairs. For example, these persons, if they choose to act collectively, would control the election of directors and approval of any charter amendment, merger, consolidation or sale of all or substantially all of the Combined Company’s assets. These stockholders could cause the Combined Company to take actions that these stockholders believe to be in their best interests but with which the remainder of our stockholders disagree. For example, they could cause the Combined Company to enter into mergers with companies that operate in different businesses, or they could elect to cause the Combined Company to sell all or substantially all of its assets.

This concentration of voting power may have the effect of deterring hostile takeovers, delaying or preventing changes in control, or limiting the ability of the Combined Company’s other stockholders to approve transactions that they may deem to be in the best interests of the Combined Company. Moreover, the concentration of stock ownership may adversely affect the trading price of the common stock of the Combined Company by reducing the number of shares trading in the market or to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

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While we plan to list the common stock of the Combined Company on Nasdaq, if we do not meet Nasdaq’s continuing listing requirements we could be delisted and there can be no assurance that an active and liquid public market will fully develop or be sustained.

We plan to list the common stock of the Combined Company on Nasdaq. Notwithstanding such listing, there can be no assurance that an active or liquid public market will fully develop or be sustained. In addition, if we do not meet Nasdaq’s continuing listing requirements, including Nasdaq requirements related to maintenance of a minimum stock price, the aggregate market value of the common stock of the Combined Company, and the number of public holders of the common stock of the Combined Company, we could be delisted by Nasdaq. In the absence of an active or liquid public market:

●	investors may have difficulty buying and selling or obtaining market quotations;
●	market visibility for our securities may be limited; and
●	a lack of visibility for our securities may have a depressive effect on any market price for our securities.

Moreover, there can be no assurance that securities analysts of brokerage firms will provide coverage of the Company, if at all. In the event there is no active or liquid public market for the common stock of the Combined Company or coverage of the Company by securities analysts of brokerage firms, you may be unable to dispose of the common stock of the Combined Company at desirable prices or at all. Moreover, there is a risk that the common stock of the Combined Company could be delisted from Nasdaq or any other trading market on which it may be listed or quoted.

The lack of an active trading or liquid public market may impair our ability to raise capital to continue to fund operations by selling securities and may impair our ability to use our securities as consideration for future acquisitions.

The trading price and volume of the common stock of the Combined Company may be volatile following the Merger.

The trading price and volume of the common stock of the Combined Company may be volatile following completion of the Merger. The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of the common stock of the Combined Company. As a result, you may suffer a loss on your investment.

The market for the common stock of the Combined Company will depend on a number of factors, most of which the Combined Company cannot control, including:

●	general economic conditions within the U.S. and internationally, including changes in interest rates;
●	general market conditions, including fluctuations in commodity prices;
●	domestic and international economic, legal and regulatory factors unrelated to the Combined Company’s performance;
●	actual or anticipated fluctuations in the Combined Company’s quarterly and annual results and those of its competitors;
●	quarterly variations in the rate of growth of the Combined Company’s financial indicators, such as revenue, EBITDA, net income and net income per share;
●	the businesses, operations, results and prospects of the Combined Company;
●	the operating and financial performance of the Combined Company;
●	future mergers and strategic alliances;
●	changes in government regulation, taxes, legal proceedings or other developments;
●	shortfalls in the Combined Company’s operating results from levels forecasted by securities analysts;
●	changes in revenue or earnings estimates, or changes in recommendations by equity research analysts;
●	failure of the Combined Company to achieve the perceived benefits of the Merger as rapidly as or to the extent anticipated by financial or industry analysts;
●	speculation in the press or investment community;
●	the failure of research analysts to cover the Combined Company’s common stock;
●	sales of Non-Invasive Monitoring Systems Common Stock by the Combined Company, large stockholders or management, or the perception that such sales may occur;
●	changes in accounting principles, policies, guidance, interpretations or standards;
●	announcements concerning the Combined Company or its competitors;
●	public reaction to the Combined Company’s press releases, other public announcements and filings with the SEC;
●	strategic actions taken by competitors;
●	actions taken by the Combined Company stockholders;
●	additions or departures of key management personnel;
●	maintenance of acceptable credit ratings or credit quality;
●	the general state of the securities markets; and
●	the risk factors described in this information statement/prospectus and the documents included in this information/prospectus.

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These and other factors may impair the market for the common stock of the Combined Company and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the common stock of the Combined Company to fluctuate substantially, which may negatively affect the price and liquidity of the common stock of the Combined Company. Many of these factors and conditions are beyond the control of the Combined Company or the Combined Company stockholders.

Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against the Combined Company, could result in very substantial costs, divert management’s attention and resources and harm the Combined Company’s business, operating results and financial condition.

If our shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our shares may be adversely affected.

If we fail to meet certain criteria specified in the federal securities laws, including with respect to our reported net tangible assets, transactions in our shares may become subject to the “penny stock” rules promulgated under the Exchange Act. Under these rules, broker-dealers who recommend such shares to persons other than institutional accredited investors must:

●	make a special written suitability determination for the purchaser;
●	receive the purchaser’s written agreement to the transaction prior to sale;
●	provide the purchaser with risk disclosure documents that identify certain risks associated with investing in “penny stocks” and that describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and
●	obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If our shares become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions, and trading activity in our shares may be adversely affected. As a result, the market price of our shares may be depressed, and you may find it more difficult to sell our shares. We believe that we are currently not subject to the “penny stock” rules, but that could change in the future.

The sale of significant amounts of shares in the market, or the perception that such sales could occur, would have a material adverse effect on the market price of our shares.

Any sale of significant amounts of shares in the market, or the prospect of any such sale, would have a material adverse effect on the future market price for our shares or on our ability to obtain future financing. Any of the foregoing may have a depressive effect on the price of our shares.

Financial Industry Regulatory Authority sales practice requirements may also limit your ability to buy and sell the common stock of the Combined Company, which could depress the price of our shares.

Financial Industry Regulatory Authority (“FINRA”) rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy the common stock of the Combined Company, which may limit your ability to buy and sell our shares once publicly traded, have an adverse effect on the market for the common stock of the Combined Company and thereby depress our share price.

We do not anticipate that the Combined Company will pay dividends on its common stock in the foreseeable future.

The Combined Company intends to retain all of its earnings, if any, for the foreseeable future to finance the operation and expansion of its business. As a result, you may only receive a return on your investment in the common stock of the Combined Company if the market price of the common stock increases and you sell your shares.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information statement/prospectus and the documents to which Non-Invasive Monitoring Systems refers you to in this information statement/prospectus, as well as oral statements made or to be made by Non-Invasive Monitoring Systems and Gravitics, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, which are referred to as the safe harbor provisions, with respect to the businesses, strategies and plans of Non-Invasive Monitoring Systems and Gravitics, their expectations relating to the Merger and their future financial condition and performance.

Statements included in this information statement/prospectus that are not historical facts are forward- looking statements, including statements about the beliefs and expectations of the management of each of Non-Invasive Monitoring Systems and Gravitics. Words or expressions such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “may,” “will,” “projects,” “could,” “should,” “would,” “seek,” “forecast,” or the negative thereof or other similar expressions are intended to identify such forward-looking statements that are intended to be covered by the safe harbor provisions. Non-Invasive Monitoring Systems cautions investors that any forward- looking statements are subject to known and unknown risks and uncertainties, many of which are outside Non-Invasive Monitoring Systems’ and Gravitics’ control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this information statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements.

Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following:

●	general economic conditions in the markets in which Non-Invasive Monitoring Systems and Gravitics operate;
●	expected timing of regulatory approvals and product launches;
●	non-performance of third-party vendors and contractors;
●	risks related to Non-Invasive Monitoring Systems and Gravitics’ ability to successfully sell their products and the market reception to and performance of our products;
●	compliance with, and changes to, applicable laws and regulations;
●	the limited operating history of Non-Invasive Monitoring Systems and Gravitics;
●	the ability of Non-Invasive Monitoring Systems and Gravitics to manage growth;
●	the ability of Non-Invasive Monitoring Systems and Gravitics to obtain additional financing when and if needed;
●	the ability to expand Non-Invasive Monitoring Systems’ and Gravitics’ product offerings;
●	the ability of Non-Invasive Monitoring Systems and Gravitics to compete with others in our industry;
●	the ability of Non-Invasive Monitoring Systems and Gravitics to protect their intellectual property;
●	the ability of certain existing stockholders to determine the outcome of matters which require stockholder approval;
●	our ability to retain the listing of our common stock on Nasdaq;
●	the ability of Non-Invasive Monitoring Systems and Gravitics to defend against legal proceedings;
●	success in retaining or recruiting, or changes required in, our officers, key employees or directors;
●	the risk that the Merger may not be completed;
●	the ability to successfully integrate the businesses of Non-Invasive Monitoring Systems and Gravitics;
●	the ability of the parties to achieve the expected benefits from the proposed transaction within the expected time frames or at all;
●	the incurrence of significant transaction and other related fees and costs;
●	the incurrence of unexpected costs, liabilities or delays relating to the Merger;
●	the risk that the public assigns a lower value to Gravitics’ business than the value used in negotiating the terms of the transaction;
●	the risk that the transaction may not be accretive to Non-Invasive Monitoring Systems’ current stockholders;
●	the risk that the transaction may prevent Non-Invasive Monitoring Systems from acting on future opportunities to enhance stockholder value;
●	the dilutive impact of the stock consideration which will be issued in the transaction;
●	the risk that any goodwill or identifiable intangible assets recorded due to the transaction could become impaired;
●	potential disruptions to the business of the companies while the transaction is pending;
●	the risk that a closing condition to the proposed transaction may not be satisfied; and
●	the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction.

34

For further discussion of these and other risks, contingencies and uncertainties applicable to Non-Invasive Monitoring Systems and Gravitics, please see “Risk Factors.”

All subsequent written or oral forward-looking statements attributable to Non-Invasive Monitoring Systems or Gravitics or any person acting on behalf of either company are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Non-Invasive Monitoring Systems nor Gravitics is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required by law.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On March 6, 2026, Non-Invasive Monitoring Systems, Inc., a Florida corporation (“Non-Invasive Monitoring Systems”), Gravitics, Inc., a Delaware corporation (“Gravitics”), and Gravitics Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Non-Invasive Monitoring Systems (“Merger Sub”), entered into the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which they agreed to combine in an all-stock merger transaction (the “Merger”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Gravitics, with Gravitics as the surviving corporation and a wholly owned subsidiary of Non-Invasive Monitoring Systems. Upon successful completion of the Merger, the issued and outstanding shares of Gravitics Common Stock and Gravitics Preferred Stock will be converted into the right to receive shares of Non-Invasive Monitoring Systems Common Stock based on the Exchange Ratio, which will result in Gravitics stockholders holding not less than 95.5% of the Outstanding Shares (as defined in the Merger Agreement).

The unaudited pro forma condensed combined financial statements should be read in conjunction with the separate historical financial statements, accompanying notes and Non-Invasive Monitoring Systems’ and Gravitics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations, each included elsewhere in this information statement/prospectus.

The unaudited pro forma condensed combined financial statements are based on and have been derived from Non-Invasive Monitoring Systems’ and Gravitics’ audited historical financial statements. The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X using the assumptions set forth in the notes hereto and Transaction accounting adjustments that reflect the application of accounting required by GAAP, including the effects of the Merger. The unaudited pro forma condensed combined financial statements have been prepared on the basis that Gravitics is the acquirer for accounting purposes.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 gives pro forma effect to the Merger as if it had occurred on December 31, 2025. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 reflects adjustments assuming that any adjustments that were made to the unaudited pro forma condensed combined balance sheet as of December 31, 2025, and are assumed to have been made on January 1, 2025 for the purpose of adjusting the unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and are not intended to represent what Non-Invasive Monitoring Systems’ results of operations or financial position would have been had the Merger occurred on the dates indicated. The following unaudited pro forma condensed combined financial information and related notes have been derived from and should be read in conjunction with (i) the historical financial statements of Non-Invasive Monitoring Systems and the related notes included elsewhere herein and (ii) the historical financial statements of Gravitics and the related notes included elsewhere herein.

The unaudited pro forma condensed combined statements of operations and the unaudited pro forma condensed combined balance sheet give pro forma effect to the consummation of the Merger as a reverse recapitalization on the terms provided for in the Merger Agreement and the unaudited pro forma adjustments reflect adjustments related to the application of the acquisition method of accounting in connection with the Merger. The Merger is subject to closing adjustments that represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and which are subject to change as additional information becomes available and analyses are performed. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements as required by the SEC rules. Differences between these preliminary estimates and the final merger accounting may be material. The pro forma financial information does not give effect to the potential impact of current financial conditions or any anticipated revenue enhancements, cost savings or operating synergies that may result from the Merger.

The pro forma financial statements give effect to the Merger and the Public Offering as contemplated by the Merger Agreement.

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2025

(in thousands)

	Gravitics, Inc.	Non-Invasive Monitoring Systems, Inc.	Other Transaction Adjustments	Notes	Transaction Adjustments	Notes	Pro Forma Combined
	(historical)	(historical)
ASSETS
Current assets:
Cash and cash equivalents	$183	$6	$10,950	A	$46,200	F	$56,129
					(10)	G
					(900)	H
					(300)	I
Unbilled revenues	30	-	-		-		30
Prepaid expenses and other current assets	448	-	(296)	B	-		152
Total current assets	661	6	10,654		44,990		56,311
Property and equipment, net	371	-	-		-		371
Right-of-use assets	2,080	-	-		-		2,080
Other non-current assets	500	-			-		500
Total assets	$3,612	$6	$10,654		$44,990		$59,262
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,827	$141	-		$-		$1,968
Accrued expenses and other current liabilities	456	-	-		-		456
Deferred revenues	161	-	-		-		161
Short-term loans payable - related parties	373	620	-		(620)	I	373
Accrued interest – related parties	-	189	-		(189)	I	-
Convertible promissory note, current	5,739	-	(5,739)	C	-		-
Current portion of lease liabilities	441	-	-		-		441
Subscription liability	1,650	-	(1,650)	D	-		-
Current liabilities – discontinued operations	-	51	-		-		51
Total current liabilities	10,647	1,001	(7,389)		(809)		3,450
Convertible promissory notes, net of current	-	-	-		-		-
Warrant liabilities	2,934	-	-		(2,934)	J	-
SAFE Liabilities	10,109	-	(10,109)	C	-		-
Lease liabilities, net of current portion	1,280	-	-		-		1,280
Total liabilities	24,970	1,001	(17,498)		(3,743)		4,730

Redeemable convertible preferred stock	15,770	-	28,152	E	(43,922)	K	-

Stockholders’ equity (deficit):
Series B preferred stock
Common stock	-	1,548	-		22	F	183
					87	K
					64	L
					10	M
					(1,548)	N
Additional paid-in capital	5,410	26,574	-		46,178	F	97,787
					(10)	M
					509	I
					2,934	J
					43,835	K
					(64)	L
					(10)	G
					(27,569)	N
Accumulated deficit	(42,538)	(29,117)	-		(900)	H	(43,438)
					29,117	N
Total stockholders’ equity (deficit)	(37,128)	(995)	-		92,655		54,532
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$3,612	$6	$10,654		$44,990		$59,262

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

(in thousands except share and per share data)

	Gravitics, Inc.	Non-Invasive Monitoring Systems, Inc.	Transaction Adjustments	Notes	Pro Forma Combined
	(historical)	(Note 3)
Revenue, net	$1,044	$-	$-		$1,044
Operating expenses:
Cost of revenue	867	-	-		867
Research and development	3,457	-	-		3,457
General and administrative	5,723	92	900	AA	6,715
Total operating expenses	10,047	92	900		11,039
Loss from operations	(9,003)	(92)	(900)		(9,995)
Other income (expense):
Change in fair value of SAFE liabilities	1,159	-	(1,159)	BB	-
Change in fair value of convertible notes	(1,858)	-	1,858	CC	-
Change in fair value of warrant liabilities	(1,985)	-	1,985	DD	-
Interest expense	-	(60)	-	EE	(60)
Other income (expense), net	(12)	-	-		(12)
Total other income (expense)	(2,696)	(60)	2,684		(72)
Net loss	$(11,699)	$(152)	$1,784		$(10,067)
Net loss per share of common, basic and diluted	$(1.88)	$(0.00)			$(0.58)
Weighted-average shares of common stock outstanding, basic and diluted	6,211,039	154,810,655	(143,812,393)	FF	17,209,301

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NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1—Description of the Transaction

On March 6, 2026, Non-Invasive Monitoring Systems, Merger Sub and Gravitics entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Gravitics, with Gravitics surviving as a wholly owned subsidiary of Non-Invasive Monitoring Systems. Subject to the terms and conditions of the Merger Agreement, at the Effective Time:

●	Each outstanding share of Gravitics Capital Stock (other than the shares issued in the Concurrent Financing) will be converted into the right to receive a number of shares of Non-Invasive Monitoring Systems Common Stock equal to the Exchange Ratio

●	Each outstanding share of Gravitics Common Stock issued in the Concurrent Financing will be converted into the right to receive a number of shares of Non-Invasive Monitoring Systems Common Stock equal to the Concurrent Financing Exchange Ratio

●	Each outstanding share of Gravitics Common Stock that is unvested or subject to a repurchase option or a risk of forfeiture, will be exchanged for the number of shares of Non-Invasive Monitoring Systems Common Stock based on the Exchange Ratio, and will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture.

●	Each outstanding and unexercised stock option to purchase Gravitics Common Stock will be assumed by Non-Invasive Monitoring Systems and will be converted into an option to purchase the number of shares of Non-Invasive Monitoring Systems Common Stock with an exercise price, both of which are based on the Exchange Ratio, and will to the same extent otherwise remain unchanged as to the term, exercisability, vesting schedule and other provisions of such stock options.

Reverse Stock Split

In connection with the Merger, Non-Invasive Monitoring Systems will effect a reverse stock split (the “Reverse Stock Split”) of the issued and outstanding shares of Non-Invasive Monitoring Systems Common Stock, by a ratio of no less than 1-for-[●] and no more than 1-for-[●], with the exact ratio to be determined by the Non-Invasive Monitoring Systems Board in its sole discretion, and with such Reverse Stock Split to be effective at such time and date, if at all, as determined by the Non-Invasive Monitoring Systems Board in its sole discretion. For presentation purposes only, the unaudited pro forma condensed combined financial information assumes a Reverse Stock Split of Non-Invasive Monitoring Systems Common Stock and at a ratio of 1-for-150.

Anticipated Concurrent Financing

Concurrently with the closing of the Merger, the Combined Company plans to close the Public Offering for aggregate gross cash proceeds of $40.0 million before estimated expenses.

The following table summarizes the pro forma number of shares of common stock of the combined company expected to be outstanding immediately upon the consummation of the Merger on a fully diluted basis using the treasury stock method, assuming (i) the anticipated gross proceeds from the Public Offering of $40.0 million and (ii) a proposed Reverse Stock Split of Non-Invasive Monitoring Systems Common Stock at an assumed ratio of 1-for-150 to be implemented prior to the Closing:

	Common	Ownership
	Stock	%
Gravitics stockholders, warrantholders and optionholders	21,902,839	87.17%
Non-Invasive Monitoring Systems stockholders	1,032,071	4.11%
Concurrent Financing stockholders	2,190,284	8.72%
Total shares of common stock of the combined company	25,125,194	100.00%

Consummation of the Merger is subject to certain closing conditions, including but not limited to, approval by Non-Invasive Monitoring Systems stockholders, approval by Gravitics stockholders, Nasdaq’s approval of the listing of the shares of Non-Invasive Monitoring Systems Common Stock to be issued in connection with the Merger, the Concurrent Financing with gross cash proceeds of $40 million, and the effectiveness of the registration statement of which this proxy statement/prospectus forms a part.

The employment agreements for Non-Invasive Monitoring Systems employees include entitlement to change in control payments for certain executives and severance for certain non-executives, which is expected to be treated as pre-Merger compensation expense of Non-Invasive Monitoring Systems and reflected as a reduction in cash of Non-Invasive Monitoring Systems. Prior to the Closing, Non-Invasive Monitoring Systems also has or expects to (i) discontinue its research and development activities, and (ii) close out and terminate all contracts related to Non-Invasive Monitoring Systems’ clinical trials. To the extent such severance costs and any other termination costs are not settled in cash by Non-Invasive Monitoring Systems prior to Closing, they will be assumed by the combined company at Closing and adjusted through Non-Invasive Monitoring Systems’ valuation.

Note 2—Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and depicts the proposed Reverse Stock Split and accounting for the Merger (“Transaction Accounting Adjustments”). The unaudited pro forma condensed combined balance sheet as of December 31, 2025 assumes that the proposed Reverse Stock Split and Merger had been approved or consummated on December 31, 2025. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 assumes that the proposed Reverse Stock Split and Merger took place as of January 1, 2025, and combines the historical results of Non-Invasive Monitoring Systems and Gravitics for the year ended December 31, 2025.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The pro forma adjustments are subject to further revision as additional information becomes available and additional analyses are performed, including but not limited to changes in Non-Invasive Monitoring Systems’ assets and liabilities, additional financing, additional direct and incremental offering costs and the final Reverse Stock Split. Adjustments have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. There will be differences between the pro forma adjustments and the final accounting expected to be completed after the Closing, and such differences could be material.

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Note 3 – Adjustments to Fiscal Reporting Periods

The Non-Invasive Monitoring Systems statement of operations for the year ended December 31, 2025 were derived from the historical Non-Invasive Monitoring Systems financial statements for the six months ended January 31, 2025, year ended July 31, 2025, and the five months ended December 31, 2025. Specifically, the Non-Invasive Monitoring Systems historical results included in the pro forma financial statements for the year ended December 31, 2025 are comprised of the combined results for the six months ended July 31, 2025 and the five months ended December 31, 2025 (in thousands):

	Year Ended July 31, 2025	Less Six Months Ended January 31, 2025	Plus Five Months Ended December 31, 2025	11 Months Ended December 31, 2025
Operating expenses:
General and administrative	160	89	21	92
Total operating expenses	160	89	21	92
Loss from operations	(160)	(89)	(21)	(92)
Other income expense:
Interest expense	(62)	(30)	(28)	(60)
Total other expense	(62)	(30)	(28)	(60)
Net loss	$(222)	$(119)	$(49)	$(152)

Note 4 - Accounting for the Merger

Notwithstanding the legal form, the Merger will be accounted for as a reverse recapitalization and not a business combination under ASC 805. Under this method of accounting, Non-Invasive Monitoring Systems will be treated as the acquired company for accounting purposes, whereas Gravitics will be treated as the accounting acquirer. In accordance with this method of accounting, the Merger will be treated as the equivalent of Gravitics issuing shares for the net assets of Non-Invasive Monitoring Systems, accompanied by a recapitalization. The net assets of Non-Invasive Monitoring Systems will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Merger will be those of Gravitics. Gravitics has been determined to be the accounting acquirer for purposes of the Merger based on an evaluation of the following facts and circumstances:

●	Gravitics stockholders will own a majority of the voting rights of the Combined Company.
●	Gravitics will designate all initial members of the board of directors of the Combined Company.
●	Gravitics’ executive management team will become the executive management team of the Combined Company.
●	The Combined Company will be renamed Gravitics Holdings, Inc. and its headquarters will be Gravitics’ current headquarters, in Marysville, Washington.

Note 5—Shares of Non-Invasive Monitoring Systems Common Stock Issued to Gravitics Stockholders upon the Closing of the Merger

At Closing, all outstanding shares of Gravitics Capital Stock will be exchanged for shares of Non-Invasive Monitoring Systems Common Stock based on the preliminary estimated Exchange Ratio of 0.8566 shares of Non-Invasive Monitoring Systems Common Stock for each share of Gravitics Capital Stock determined in accordance with the terms of the Merger Agreement and after giving effect to the proposed Reverse Stock Split at an assumed ratio of 1-for-150.

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The estimated number of shares of Non-Invasive Monitoring Systems Common Stock that Non-Invasive Monitoring Systems expects to issue to Gravitics’ stockholders and is determined as follows:

Shares of Gravitics common stock issued	7,444,072
Shares of Gravitics convertible preferred stock	10,118,115
Outstanding warrants to acquire common shares of Gravitics	2,704,563
Outstanding options to acquire common shares of Gravitics	2,668,294
Shares available for issuance under the Gravitics stock option plan	2,615,622
Total Gravitics shares prior to Closing, pre-Exchange Ratio	25,570,666
Estimated Exchange Ratio (rounded)	0.8566
Estimated shares expected to be issued to existing Gravitics stockholders upon Closing	21,902,839
Concurrent Financing	2,190,284
Estimated shares expected to be issued to existing Gravitics stockholders and investors participating in Gravitics Concurrent Financing upon Closing	24,093,123

Note 6—Pro Forma Adjustments

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Merger based on preliminary estimates that could change materially as additional information is obtained.

Adjustments to the historical consolidated financial statements of Non-Invasive Monitoring Systems to conform to the accounting policies of Gravitics are not expected to be significant.

Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2025, were as follows:

(A)	To reflect proceeds from sale of Gravitics Series A-1 convertible preferred stock in 2026 and prior to Closing

(B)	To reflect the reclassification of Gravitics deferred offering costs in connection with the sale of its Series A-1 convertible preferred stock in 2026 and prior to Closing

(C)	To reflect the conversion of Gravitics SAFEs and convertible notes into Series A-1, A-2 and A-3 convertible preferred stock in connection with sale of Series A-1 convertible preferred stock in 2026 and prior to Closing

(D)	To reflect the reclassification of the Gravitics subscription liability upon completing the sale and issuance of Gravitics Series A-1 convertible preferred stock in 2026 and prior to Closing

(E)	To reflect the issuance of Gravitics Series A-1 through A-3 convertible preferred stock upon completing the sale and issuance of Series A-1 convertible preferred stock, net of reclassified deferred offerings costs, and conversion of the outstanding Gravitics SAFEs and convertible notes each in 2026 and prior to Closing

(F)	To reflect the net proceeds from Concurrent Financing less transaction costs paid at the time of Closing

(G)	To reflect the payments to Non-Invasive Monitoring Systems Series B preferred equity shareholders to settle and terminate the outstanding Non-Invasive Monitoring Systems preferred equity at the time of Closing

(H)	To reflect the payment of merger-related transaction costs incurred by Gravitics and Non-Invasive Monitoring Systems of $0.7 million and $0.2 million, respectively, at the time of Closing. All such transaction costs represent non-capitalizable costs that are required to be expenses as incurred under U.S. GAAP and have therefore been reflected as a reduction of accumulated deficit

(I)	To reflect partial cash settlement of Non-Invasive Monitoring Systems related party debt and accrued interest obligations of $0.3 million with the remaining balance being settled through the issuance of common stock of the continuing company at the time of Closing

(J)	To reflect the reclassification of the liability classified Gravitics warrants upon exchange for warrants for common stock of Non-Invasive Monitoring Systems that are anticipated to meet the equity classification criteria at the time of Closing

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(K)	To reflect the conversion of Gravitics Series Seed I through Series A-III redeemable convertible preferred stock into Non-Invasive Monitoring Systems common stock at time of Closing

(L)	To reflect the adjustment of Gravitics’ par value to Non-Invasive Monitoring Systems stated par value at time of Closing

(M)	To reflect the par value associated with the common stock issued to Non-Invasive Monitoring Systems shareholders at time of Closing

(N)	To reflect the elimination of Non-Invasive Monitoring Systems’ historical equity balances as of December 31, 2025 at the time of Closing

Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The adjustments included in the unaudited pro forma condensed combined statement for the year ended December 31, 2025, were as follows:

(AA)	To reflect the recognition of $0.9 million of merger-related transaction costs that are required to be expensed under U.S. GAAP, consisting of non-capitalizable professional service fees and other transaction-related costs

(BB)	To reflect the elimination of the change in fair value of the Gravitics SAFEs instruments upon conversion into Gravitics convertible preferred equity in 2026 and prior to Closing

(CC)	To reflect the elimination of the change in fair value of the Gravitics convertible promissory note instruments upon conversion into Gravitics convertible preferred equity in 2026 and prior to Closing

(DD)	To reflect the elimination of the change in fair value of the Gravitics liability classified warrants that were reclassified to equity at the time of Closing

(EE)	To reflect the partial elimination of interest expense associated with Non-Invasive Monitoring Systems debt instrument that was partially settled at Closing

(FF)	The pro forma basic and diluted net loss per common share have been adjusted to reflect the pro forma net loss for the year ended December 31, 2025. In addition, the number of shares used to calculate the pro forma basic and diluted net loss per common share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the date of the Closing, including the shares to be issued in the Concurrent Financing, as if they have been outstanding for the entirety of the period presented. For the year ended December 31, 2025, the pro forma weighted average common shares outstanding and pro forma net loss per common share, basic and diluted, were calculated as follows:

Elimination of Non-Invasive Monitoring Systems historical weighted average shares outstanding	(154,810,655)
Adjustment to Gravitics weighted average shares outstanding for Exchange Ratio	(890,882)
Common stock issued to Non-Invasive Monitoring Systems common stockholders	1,032,071
Conversion of Gravitics convertible preferred stock into common stock	8,666,789
Common stock issued in connection with PIPE transaction	2,190,284
Pro forma adjustment	(143,812,393)

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COMPARATIVE MARKET PRICE AND DIVIDEND
INFORMATION FOR Non-Invasive Monitoring Systems AND GRAVITICS

Non-Invasive Monitoring Systems Common Stock is currently listed on the OTC Expert Market under the symbol “NIMU.” The following table presents the closing price of Non-Invasive Monitoring Systems Common Stock on March 4, 2026 the last day for which information was available prior to the date of the public announcement of the signing of the Merger Agreement, and April 17, 2026, the last practicable trading day prior to the mailing of this information statement/prospectus.

Non-Invasive Monitoring Systems
Date	Closing Price
March 4, 2026	$0.01
April 17, 2026	$0.05

The following table sets forth, for the calendar quarters indicated, the quarterly high and low bid information for Non-Invasive Monitoring Systems Common Stock on the OTC Expert Market:

	Non-Invasive Monitoring Systems Common Stock
Quarter Ended	High	Low
March 31, 2024	$0.02	$0.00
June 30, 2024	$0.02	$0.01
September 30, 2024	$0.02	$0.00
December 31, 2024	$0.01	$0.00
March 31, 2025	$0.02	$0.00
June 30, 2025	$0.01	$0.01
September 30, 2025	$0.02	$0.00
December 31, 2025	$0.01	$0.00
March 31, 2026	$0.05	$0.04

There is no public trading market for the Gravitics Common Stock.

Dividend Policy

Non-Invasive Monitoring Systems has never paid any dividends on Non-Invasive Monitoring Systems Common Stock since it was formed, and Gravitics has not paid any dividends on Gravitics Common Stock or other securities during the last five years.

The payment of cash dividends in the future will be dependent upon Non-Invasive Monitoring Systems’ revenues and earnings, if any, capital requirements, general financial condition and restrictions contained in debt agreements and will be declared at the discretion of the Combined Company’s board of directors. It is the current intention of the Non-Invasive Monitoring Systems Board to retain all earnings, if any, for use in its business operations, and accordingly, the Non-Invasive Monitoring Systems Board does not anticipate declaring any dividends in the foreseeable future.

Under Delaware law, dividends may be payable only out of surplus, which is calculated as net assets less liabilities and capital, or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. There is no assurance that Non-Invasive Monitoring Systems will be able to satisfy these statutory requirements in the future.

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INFORMATION ABOUT THE COMPANIES

Gravitics

Gravitics, Inc., a Delaware corporation, is engaged in the design, development and commercialization of large space structures including orbital carriers, cargo logistics spacecraft, space station modules, and related engineering and technical services. At the Effective Time, Non-Invasive Monitoring Systems plans to change its business focus to the business of Gravitics. In connection with the Merger, Non-Invasive Monitoring Systems intends to change its name and trading symbol to a name and trading symbol that are more representative of the business of Gravitics.

Non-Invasive Monitoring Systems

Non-Invasive Monitoring Systems, Inc. is a Florida corporation and a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and its main business focus has recently been to seek, investigate and engage in a business combination with a private entity whose business presents an opportunity for its stockholders. Non-Invasive Monitoring Systems is the Commission File Number 000-13176 and IRS Employer Identification No. 59-2007840.

Non-Invasive Monitoring Systems’ principal executive offices are located at 4400 Biscayne Blvd., Suite 180, Miami, Florida 33137 and its telephone number is (305) 575-4200.

Gravitics Merger Sub Inc.

Gravitics Merger Sub, Inc. is a Delaware corporation and a direct, wholly owned subsidiary of Non-Invasive Monitoring Systems, Inc. formed for the purpose of effecting the Merger. At the Effective Time, Gravitics Merger Sub will be merged with and into Gravitics, the separate corporate existence of Gravitics Merger Sub will thereupon cease and Gravitics will be the surviving corporation.

THE MERGER

The following discussion contains certain information about the proposed Merger. This discussion is subject, and qualified in its entirety by reference, to the Merger Agreement attached as Annex A hereto. You are urged to carefully read this entire information statement/prospectus, including the Merger Agreement.

General

On March 6, 2026, Non-Invasive Monitoring Systems, Inc., a Florida corporation, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), by and among the Company, Gravitics Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company, and Gravitics, Inc., a Delaware corporation. On March 6, 2026, the board of directors of Non-Invasive Monitoring Systems unanimously (i) approved and declared advisable the Merger Agreement and the Merger and other transactions contemplated thereby, (ii) authorized the Company to effect the Reverse Stock Split, at a ratio to be mutually agreed to by the parties, and (iii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of the Company.

Background of the Merger

Non-Invasive Monitoring Systems’ primary business previously consisted of research, development, manufacturing, marketing and sales of non-invasive, motorized, whole body periodic acceleration (WBPA) platforms. These therapeutic acceleration platforms are intended as aids to temporarily increase local circulation for temporary relief of minor aches and pains, produce local muscle relaxation and reduce morning stiffness. In May 2019, Non-Invasive Monitoring Systems effectively discontinued operations. Since that time, Non-Invasive Monitoring Systems has been a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act), and its main business focus has been to seek, investigate and engage in a business combination with a private entity whose business presents an opportunity for its stockholders.

During the second half of 2025, Non-Invasive Monitoring Systems was unable to secure capital funding resulting in the inability to maintain financial Form 10-K and Form 10-Q filings with the SEC and appeared unable to continue as a going concern.

Throughout the fourth quarter of 2025, the Gravitics Board discussed alternative options for raising capital in the private and public markets, including in connection with a reverse takeover (“RTO”) transaction. Type One Ventures (“Type One”), a lead investor of Gravitics, offered to explore interested shell companies for such a transaction and evaluate with investment banks regarding how the public markets may respond to Gravitics in terms of valuation and excitement around space and defense technology.

Type One introduced Lucid Capital Markets (“Lucid Capital”) to Colin Doughan, Chief Executive Officer of Gravitics, to discuss capital raising options in the public markets. The group explored several options, including interested shell companies that Lucid Capital might have access to and whether Lucid Capital would be able to make an introduction. On December 4, 2025, David Rosenberg, Founder and Co-Chief Executive Officer, of Lucid Capital emailed Jim Martin, Chief Financial Officer and Director, and Steve Rubin, a former Director, of Non-Invasive Monitoring Systems regarding a potential merger opportunity with a satellite defense-related company. In addition, Mr. Rosenberg introduced Lucid Capital’s Head of Capital Markets, John Lipman, to Gravitics. Mr. Martin had numerous discussions with Mr. Lipman about a potential RTO with Gravitics in order to create shareholder value for Non-Invasive Monitoring Systems. Lucid Capital reported back to the Gravitics team of early interest from a potential shell.

On December 9, 2025, Gravitics formally signed an engagement letter with Lucid Capital. On December 12, 2025, David Rosenberg emailed a Gravitics overview presentation to the Non-Invasive Monitoring Systems Board to review.

On December 13, 2025, Mr. Lipman and Mr. Rosenberg conducted a Zoom call to discuss potential RTO terms and structure with Dr. Phillip Frost, a Director and principal stockholder of Non-Invasive Monitoring Systems, and Mr. Martin that included Non-Invasive Monitoring Systems valuation, exchange ratios, and potential participation by investors in Gravitics private Series A capital raise. It was negotiated that Dr. Frost investment in Gravitics Series A capital raise would favourably increase the exchange ratio for Non-Invasive Monitoring Systems shareholders. Following the meeting, Mr. Lipman, sent Non-Invasive Monitoring Systems a draft letter of intent (“LOI”) framework for further discussion.

On December 14, 2025, Mr. Lipman sent Mr. Martin a revised draft of the LOI with negotiated terms discussed and Gravitics Series A documents. The following day, Mr. Lipman sent Gravitics’ historical cash timeline and a Series A Cap Table to Non-Invasive Monitoring Systems. These items were shared with Non-Invasive Monitoring Systems Board members for discussion.

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Paul Glavine, a representative of Type One, contacted Gravitics’ legal counsel at Lucosky Bookman, LLP (“Lucosky”) to explore supplemental legal support through the RTO process on behalf of Gravitics. On December 18, 2025, a draft of the LOI was reviewed by Mr. Glavine, Mr. Martin, Mr. Lipman and attorneys from Lucosky Brookman.

On December 19, 2025, the Gravitics Board reviewed the draft of the LOI. On December 22, 2025, Mr. Martin met with Dr. Frost and Mr. Rubin to discuss the LOI, payback and conversion of outstanding promissory notes, and other matters, in preparation for finalizing the LOI. There were a number of individual discussions among Board members to understand the proposed RTO structure, growth plans and potential of Gravitics. On December 22, 2025, Mr. Martin and Mr. Doughan signed a non-binding LOI of the proposed merger, dated as of December 19, 2025.

On December 24, 2025, the Gravitics and Non-Invasive Monitoring Systems teams held a Zoom Call hosted by Lucid for introductions and planning. In addition, Gravitics provided a company overview to the group.

On December 29, 2025, a standing working group was formed that included both companies, their legal teams, and Lucid Capital. The RTO was named “Project Galaxy” and it was agreed to hold weekly Project Galaxy Zoom meetings. Over the next several months the working group addressed various topics, including a definitive agreement, financial audits, SEC filings, capital raising options, Nasdaq uplisting, and timing. One of the main items discussed was the conversion rate for Gravitics’ capital stock in the merger. The parties agreed that the aggregate number of shares of Non-Invasive Monitoring Systems Common Stock to be issued in connection with the Merger would be calculated based on the relative values of Non-Invasive Monitoring Systems and Gravitics, provided that: (i) the total number of shares of Non-Invasive Monitoring Systems Common Stock issued to the stockholders of Gravitics will represent not less than 95.5% of the total equity ownership of the Combined Company, with each Gravitics stockholder receiving its pro rata share, and (ii) the shares of Non-Invasive Monitoring Systems Common Stock held by the pre-Merger stockholders of Non-Invasive Monitoring Systems will represent not more than 4.5% of the total equity ownership of the Combined Company. In lieu of any fractional Merger Shares that would have otherwise been issuable, each fractional Merger Share shall be rounded up to the nearest whole share.

On January 2, 2026, Non-Invasive Monitoring Systems entered into a Promissory Note in the principal amount of $100,000.00 with Frost Gamma Investments Trust, a trust controlled by Dr. Frost. The Promissory Note provided funding for Non-Invasive Monitoring Systems to bring SEC filings current and other general administrative requirements.

The LOI was extended three times while the teams negotiated terms and worked to prepare the definitive merger agreement (“Definitive Agreement”). On January 20, 2026, the First Amendment to LOI was signed, on February 15, 2026, the Second Amendment to LOI was signed and on February 28, 2026, the Third Amendment to LOI was signed by Mr. Martin and Mr. Doughan extending the LOI exclusivity date in the original LOI to March 13, 2026.

During February 2026, both companies prepared and discussed disclosure documentation while the legal teams prepared the draft of the Definitive Agreement.

On March 4, 2026, the Gravitics Board met with Lucosky Brookman and Lucid Capital to review the draft Definitive Agreement. The Gravitics Board then met in executive session and, having determined that the Merger was in the best interest of Gravitics and its stockholders, approved the Merger.

On March 6, 2026, the Non-Invasive Monitoring Systems Board discussed and determined that the Merger was in the best interest of Non-Invasive Monitoring Systems and its stockholders and approved the Merger by unanimous written consent. In addition, the approved the change of Non-Invasive Monitoring Systems financial reporting period from a fiscal year ending July 31 to December 31, to align with the reporting period of Gravitics.

On March 6, 2026, both parties signed the Definitive Agreement. On March 12, 2026, Non-Invasive Monitoring Systems filed a Form 8-K with the Securities and Exchange Commission announcing entry into the Definitive Agreement.

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Non-Invasive Monitoring Systems’ Reasons for the Merger

The Non-Invasive Monitoring Systems Board considered various factors in evaluating the Merger, including: (i) the opportunity for Non-Invasive Monitoring Systems stockholders to participate in the potential growth of Gravitics’ space structures business, (ii) Gravitics’ position in the market for large space structures including orbital carriers, cargo logistics spacecraft, and space station modules, (iii) the terms and conditions of the Merger Agreement, including the ownership split whereby pre-Merger Non-Invasive Monitoring Systems stockholders will hold not more than 4.5% of the Combined Company.

Gravitics’ Reasons for the Merger

The Gravitics Board considered various factors in evaluating the Merger, including: (i) the ability to access the public capital markets through the Merger with a public shell company, (ii) the planned Public Offering of $40.0 million for the Combined Company and corresponding Uplisting to Nasdaq, (iii) the ownership structure whereby Gravitics stockholders will own not less than 95.5% of the Combined Company, (iv) the ability to obtain funding and visibility to support Gravitics’ growth strategy in the space structures market, and (v) the parties’ intention that the Merger qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code.

Governance Following the Merger

Board of Directors of the Combined Company Following the Merger

At the Effective Time, following the resignation of the pre-Merger directors and officers of Non-Invasive Monitoring Systems, the board of directors of the Combined Company will be reconstituted to comply with the initial listing requirements of Nasdaq. Colin Doughan, Gravitics’ Chief Executive Officer, will serve as Chairman of the board of directors of the Combined Company.

All individuals who served as directors and/or officers of Non-Invasive Monitoring Systems immediately prior to the Effective Time will resign, which resignations shall be effective as of the Effective Time, and new directors and officers for the Combined Company will be appointed.

The Non-Invasive Monitoring Systems Board currently has no committees. Our former Audit Committee previously had a policy in place that required its review and pre-approval of all audit and permissible non-audit services provided by our independent auditors. The services requiring pre-approval by the audit committee may include audit services, audit related services, tax services and other services. The pre-approval requirement is waived with respect to the provision of non-audit services if (i) the aggregate amount of all such non-audit services provided to us constitutes not more than 5% of the total fees paid by us to our independent auditors during the fiscal year in which such non-audit services were provided, (ii) such services were not recognized at the time of the engagement to be non-audit services, and (iii) such services are promptly brought to the attention of the Audit Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Audit Committee. Following Steve Rubin’s resignation from the Audit Committee in March 2023, pre-approval services were conducted by the full Board. During fiscal 2025 and 2024, 100% of the audit related services and all other services provided by Weinberg and Company, for the periods as our principal independent registered public accountant were pre-approved.

Management of the Combined Company

At the Effective Time, the officers of the Combined Company will be those individuals as are determined by the newly-constituted Non-Invasive Monitoring Systems Board, which will include (a) Colin Doughan, the current Chief Executive Officer of Gravitics, as Chief Executive Officer of the Combined Company, (b) [●] as Chief Financial Officer of the Combined Company, (c) Andrew Jones as Chief Operating Officer of the Combined Company, and (d) Michael Bowker as Chief Business Officer of the Combined Company.

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Post-Closing Dividend Policy

Non-Invasive Monitoring Systems has never paid any cash dividends on shares of Non-Invasive Monitoring Systems Common Stock and does not expect to pay cash dividends following the Merger. The payment of cash dividends in the future will be dependent upon the Combined Company’s revenues and earnings, if any, capital requirements and general financial condition and will be declared at the discretion of Combined Company’s board of directors. It is the current intention of the Non-Invasive Monitoring Systems Board to retain all earnings, if any, for use in its business operations, and accordingly, the Non-Invasive Monitoring Systems Board does not anticipate declaring any dividends in the foreseeable future.

Under Delaware law, dividends may be payable only out of surplus, which is calculated as net assets less liabilities and capital, or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. There is no assurance that the Combined Company will be able to satisfy these statutory requirements in the future.

Appraisal Rights

Under the FBCA, Non-Invasive Monitoring Systems stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the Merger.

Listing of Non-Invasive Monitoring Systems Common Stock

Non-Invasive Monitoring Systems Common Stock is currently listed on the OTC Expert Market. It is a condition to the Merger that the Non-Invasive Monitoring Systems Common Stock to be issued in connection with the Transactions shall have been approved for listing on the Nasdaq, subject only to official notice of issuance thereof.

Regulatory Approvals Required for the Merger

Non-Invasive Monitoring Systems and Gravitics are not aware of any material U.S. federal, state or foreign regulatory requirements or approvals that are required for the execution of the Merger Agreement or the completion of the Merger, other than the filing of a Certificate of Merger with respect to the merger with, and the acceptance of such Certificate of Merger by, the Secretary of State of the State of Delaware.

U.S. Federal Securities Law Consequences

Assuming the effectiveness of the Registration Statement of which this information statement/ prospectus forms a part, and subject to the lockup provisions discussed below, the shares of Non-Invasive Monitoring Systems Common Stock issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act. This information statement/prospectus does not cover resales of shares of Non-Invasive Monitoring Systems Common Stock received by any person upon the completion of the Merger, and no person is authorized to make any use of this information statement/prospectus, or the Registration Statement of which this information statement/prospectus forms a part, in connection with any resale of shares of Non-Invasive Monitoring Systems Common Stock.

Registration Rights

The Merger Agreement provides that, upon the consummation of the Merger, Non-Invasive Monitoring Systems and certain stockholders of Non-Invasive Monitoring Systems and Gravitics will enter into the Registration Rights Agreement. Under the Registration Rights Agreement, following the consummation of the Merger, certain stockholder signatories thereto will have “demand” and “piggyback” registration rights. The Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the stockholder signatories thereto against (or make contributions in respect of) certain liabilities that may arise under the Securities Act of 1933, as amended. The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended and Restated Registration Rights Agreement, which has been filed by Non-Invasive Monitoring Systems as an exhibit to the registration statement of which this information statement/prospectus is a part.

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Accounting Treatment

Notwithstanding the legal form, the Merger will be accounted for as a reverse recapitalization and not a business combination under ASC 805. Under this method of accounting, Non-Invasive Monitoring Systems will be treated as the acquired company for accounting purposes, whereas Gravitics will be treated as the accounting acquirer. In accordance with this method of accounting, the Merger will be treated as the equivalent of Gravitics issuing shares for the net assets of Non-Invasive Monitoring Systems, accompanied by a recapitalization. The net assets of Non-Invasive Monitoring Systems will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Merger will be those of Gravitics. Gravitics has been determined to be the accounting acquirer for purposes of the Merger based on an evaluation of the following facts and circumstances:

●	Gravitics stockholders will own a majority of the voting rights of the Combined Company.
●	Gravitics will designate all initial members of the board of directors of the Combined Company.
●	Gravitics’ executive management team will become the executive management team of the Combined Company.
●	The Combined Company will be renamed Gravitics Holdings, Inc. and its headquarters will be Gravitics’ current headquarters, in Marysville, Washington.

INTERESTS OF NON-INVASIVE MONITORING SYSTEM’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

Certain of Non-Invasive Monitoring Systems’ directors and executive officers may have interests in the Merger, including financial interests, that may be different from, or in addition to, the interests of Non-Invasive Monitoring Systems stockholders generally. The Non-Invasive Monitoring Systems Board was aware of and considered these interests, among other matters, in reaching its determination that the Merger is fair to and in the best interests of Non-Invasive Monitoring Systems and its stockholders and in approving and declaring advisable the Merger Agreement and related transactions.

Upon the consummation of the Public Offering and the Uplisting certain promissory notes issued by the Company to Dr. Phillip Frost and his affiliates will be converted into shares of the Combined Company’s common stock and approximately $300,000 of the principal amount of such notes will be repaid to Dr. Frost and/or his affiliates. Upon the conversion if such notes, we expect that the noteholders will own approximately 90% of the 4.5% of the Company after giving effect to the Merger.

INTERESTS OF GRAVITICS’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

Certain of Gravitics’ directors and executive officers may have interests in the Merger, including financial interests, that may be different from, or in addition to, the interests of Gravitics stockholders generally. The Gravitics Board was aware of and considered these interests, among other matters, in reaching its determination that the Merger is fair to and in the best interests of Gravitics and its stockholders and in approving and declaring advisable the Merger Agreement and related transactions.

Pursuant to the Merger Agreement, at the Effective Time, the outstanding shares of Gravitics Common Stock and Gravitics Preferred Stock that are issued and outstanding immediately prior to the Effective Time of the Merger (including shares of Gravitics Common Stock resulting from the conversion of Gravitics Preferred Stock), will be converted automatically into, and the holders of such shares of Gravitics Common Stock will be entitled to receive, by virtue of the Merger and upon the terms and subject to the conditions set forth in the Merger Agreement, fully paid and nonassessable shares of Non-Invasive Monitoring Systems Common Stock based on the Exchange Ratio, which will result in the Gravitics stockholders in the aggregate holding not less than 95.5% of the Outstanding Shares, of which Colin Doughan, the Combined Company’s, Chief Executive Officer and Director, will own [●]%.

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THE MERGER AGREEMENT

The following description sets forth the principal terms of the Merger Agreement, which is attached as Annex A and incorporated by reference into this information statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement. You are encouraged to read the Merger Agreement carefully and in its entirety, as well as this information statement/prospectus. This section is only intended to provide you with information regarding the terms of the Merger Agreement. Neither Non-Invasive Monitoring Systems nor Gravitics intends that the Merger Agreement will be a source of business or operational information about Non-Invasive Monitoring Systems or Gravitics. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone, and you should read this summary and the Merger Agreement in conjunction with the information provided elsewhere in this information statement/prospectus and in the public filings Non-Invasive Monitoring Systems makes with the SEC, as described in “Where You Can Find Additional Information.”

Explanatory Note Regarding the Merger Agreement

The description of the Merger Agreement herein has been included to provide investors with information regarding its terms and is not intended to provide any other factual information about Non-Invasive Monitoring Systems or Gravitics. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Non-Invasive Monitoring Systems or Gravitics at the time they were made or otherwise and should only be read in conjunction with the other information that Non-Invasive Monitoring Systems makes publicly available in reports, statements and other documents filed with the SEC.

Additional information about Non-Invasive Monitoring Systems and Gravitics may be found elsewhere in this information statement/prospectus and in the public filings Non-Invasive Monitoring Systems makes with the SEC. Please see “Where You Can Find Additional Information.”

Structure of the Merger

Pursuant to the Merger Agreement, at the Effective Time, Gravitics Merger Sub will be merged with and into Gravitics, the separate corporate existence of Gravitics Merger Sub will thereupon cease and Gravitics will be the surviving corporation (the “Surviving Corporation”), and the Surviving Corporation will become a wholly-owned subsidiary of Non-Invasive Monitoring Systems.

Effective Time

The parties expect the closing of the Merger to occur on or before June 30, 2026, or on such other date that the parties mutually agree to in writing. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such other time as is agreed upon by the parties and specified in the certificate of merger.

Effects of the Merger; Merger Consideration

At the Effective Time, all of the issued and outstanding shares of capital stock of Gravitics (other than dissenting shares) will be cancelled and converted into the right to receive shares (the “Merger Shares”) of Non-Invasive Monitoring Systems Common Stock. The aggregate number of Merger Shares to be issued in connection with the Merger will be calculated based on the relative values of Non-Invasive Monitoring Systems and Gravitics, provided that: (i) the total number of Merger Shares issued to the stockholders of Gravitics will represent not less than 95.5% of the total equity ownership of the Combined Company, with each Gravitics stockholder receiving its pro rata share, and (ii) the shares of Common Stock held by the pre-Merger stockholders of Non-Invasive Monitoring Systems will represent not more than 4.5% of the total equity ownership of the Combined Company. In lieu of any fractional Merger Shares that would have otherwise been issuable, each fractional Merger Share shall be rounded up to the nearest whole share.

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Treatment of Gravitics Warrants

At the Effective Time, all outstanding warrants to purchase capital stock of Gravitics that remain unexercised will be canceled and exchanged for warrants to purchase shares of the Non-Invasive Monitoring Systems Common Stock.

Treatment of Gravitics Equity Awards

At the Effective Time, all outstanding stock options to purchase capital stock of Gravitics that remain unexercised, whether vested or unvested, will be canceled and exchanged for stock options to purchase shares of Non-Invasive Monitoring Systems Common Stock under the 2026 Equity Incentive Plan.

Representations and Warranties

The Merger Agreement contains detailed representations and warranties made by Gravitics to Non-Invasive Monitoring Systems and by Non-Invasive Monitoring Systems to Gravitics. The representations and warranties relate to, among other things: organization and qualification; capitalization; authorization of transaction; noncontravention; subsidiaries; compliance with laws; financial statements; absence of certain changes; undisclosed liabilities; tax matters; assets; real property; contracts; litigation; employees and employee benefits; environmental matters; intellectual property; and brokers’ fees.

The Merger Agreement contains customary representations and warranties of the parties. Each party’s representations and warranties will not survive Closing.

Conduct of Business Prior to Completion of the Merger

During the period from the date of the Merger Agreement to the Effective Time, each party shall conduct its operations in the ordinary course of business and in material compliance with all applicable laws. The Merger Agreement imposes specific restrictions on each party’s operations pending closing, including restrictions on issuing or repurchasing stock, declaring dividends, incurring indebtedness, acquiring or disposing of material assets, amending organizational documents, changing accounting methods, and entering into or amending material contracts.

Non-Solicitation Restrictions

From the date of the Merger Agreement until the earlier of the Closing Date or the valid termination of the Merger Agreement in accordance with its terms, neither party shall, nor permit any of their affiliates, directors, officers or employees to, and shall use commercially reasonable efforts to cause their representatives not to, directly or indirectly: (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into any transaction involving a merger, consolidation, business combination, recapitalization, purchase or disposition of any material amount of the assets of such party or any material amount of the capital stock or other ownership interests of such party (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any person, any information concerning the business, operations, properties or assets of such party in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. Each party will notify the other party orally and in writing promptly (but in no event later than one business day) after receipt of any proposal or offer from any person to effect an Acquisition Transaction.

The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to Closing.

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Public Offering and Uplisting

The Merger Agreement provides that the parties will use reasonable best efforts to consummate the Public Offering and a corresponding Uplisting to Nasdaq.

Registration Statement; Information Statement

As soon as practicable after the signing of the Merger Agreement, the parties will prepare and file a Registration Statement on Form S-4 (the “Form S-4 Registration Statement”) with the SEC to register the Merger Shares (other than any Merger Shares that are not permitted to be registered on Form S-4 pursuant to applicable law) and to provide the Non-Invasive Monitoring Systems stockholders with necessary details on the Merger, and each of the parties will use its reasonable best efforts to have such Form S-4 declared effective as soon as practicable after filing. Within sixty (60) days after the Effective Time, the Combined Company will prepare and file a Registration Statement on Form S-1, or a Registration Statement on Form S-3, if the Company is then eligible to use a Form S-3 (in either case, a “Resale Registration Statement”), with the SEC to register the resale of all the Merger Shares that are not permitted to be registered on Form S-4, or are held by affiliates of the Combined Company, and the Combined Company will use reasonable best efforts to have the Resale Registration Statement declared effective as soon as practicable after filing.

Regulatory Approvals

The Merger Agreement provides that each party will use reasonable best efforts to obtain any consents, approvals, waivers, authorizations or orders required in connection with the Merger. This includes approval from the Financial Industry Regulatory Authority, Inc. (“FINRA”) for the Reverse Stock Split and from Nasdaq for the Uplisting.

Indemnification, Exculpation and Insurance of Directors and Officers

Prior to the Closing, Gravitics will procure a commercially reasonable D&O and “tail” insurance policy that is acceptable to Non-Invasive Monitoring Systems and its officers and directors with respect to liability insurance for the pre-Closing officers and directors of Non-Invasive Monitoring Systems in connection with liabilities arising during, or occurring or attributable to, the period at or prior to the Closing, with a claims period of at least six (6) years after the Closing Date.

At the Effective Time, the members of the Non-Invasive Monitoring Systems Board intend to (i) appoint individuals to the Board to be designated by Gravitics, a majority of whom shall qualify as “independent” under Nasdaq Rule 5605(a)(2), and which will include Colin Doughan, the Chief Executive Officer of Gravitics, as Chairman, and (ii) subsequently, resign as directors. The officers of the Combined Company will be such individuals as are determined by the newly constituted Board. All individuals who served as directors and/or officers of Non-Invasive Monitoring Systems immediately prior to the Effective Time will have resigned, which resignations shall be effective as of the Effective Time.

Employee Benefit Matters

Non-Invasive Monitoring Systems will adopt the Equity Incentive Plan prior to or at the Closing. At the Effective Time, all outstanding stock options to purchase capital stock of Gravitics that remain unexercised, whether vested or unvested, will be canceled and exchanged for stock options to purchase

Section 16 Matters

The Merger Agreement contemplates that persons who are expected to become directors or officers of the Combined Company will be required to comply with Section 16 of the Exchange Act.

Antitakeover Statutes

Non-Invasive Monitoring Systems is subject to the provisions of the Florida Business Corporation Act (the “FBCA”). The parties do not believe any antitakeover statute is applicable to the Merger.

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Public Announcements

The parties have agreed to consult with each other before issuing any press release or making any other public announcement with respect to the Merger and shall not issue any such press release or make any such public announcement prior to such consultation, except as may be required by law or by obligations pursuant to any listing agreement with or rules of any national securities exchange.

Transfer Taxes

Each party shall bear its own costs and expenses in connection with the Merger and the transactions contemplated by the Merger Agreement, except as otherwise provided in the Merger Agreement.

Conditions to Completion of the Merger

The obligation of Non-Invasive Monitoring Systems to consummate the Merger is also subject to the satisfaction of additional conditions, including: (a) approval by the Company Stockholders holding shares representing a majority of the voting power; (b) the number of Dissenting Shares shall not exceed 10% of the voting power of outstanding shares; (c) Gravitics shall have obtained all necessary waivers, permits, consents and approvals; (d) accuracy of Gravitics’ representations and warranties; (e) performance by Gravitics of its covenants; (f) no pending legal proceeding that would prevent the Merger; (g) delivery of customary closing certificates; (h) execution of Lock-Up Agreements by individuals agreed upon by the parties; (i) delivery of audited financial statements compliant with SEC regulations; (j) no Company Material Adverse Effect shall have occurred; (k) the D&O Tail Policy shall have been obtained; and (l) delivery of legal opinion from Lucosky Brookman LLP.

The obligation of Gravitics to consummate the Merger is subject to the satisfaction of additional conditions, including: (a) approval by the Non-Invasive Monitoring Systems Board and stockholders holding more than 50% of the outstanding Common Stock; (b) Non-Invasive Monitoring Systems shall have obtained all necessary waivers, permits, consents and approvals; (c) accuracy of Non-Invasive Monitoring Systems’ representations and warranties; (d) performance by Non-Invasive Monitoring Systems of its covenants; (e) no pending legal proceeding that would prevent the Merger; (f) adoption of the Equity Incentive Plan; (g) delivery of customary closing certificates; (h) transfer agent certification of outstanding shares; (i) resignations of prior directors and officers and appointment of new directors and officers; (j) legal opinion from Nason, Yeager, Gerson, Harris & Fumero, P.A.; (k) no Parent Material Adverse Effect shall have occurred; (l) the Common Stock will be DTC-eligible with no “freeze” or “chill”; and (m) Non-Invasive Monitoring Systems shall have no debt other than the approximately $800,000 (plus accrued interest) to be converted or repaid.

The Merger Agreement includes customary closing conditions, and is also conditioned upon, among other things, that (i) the Reverse Stock Split will have been approved by the Non-Invasive Monitoring Systems stockholders and FINRA, and will have become effective, (ii) the Form S-4 Registration Statement will have been declared effective by the SEC, (iii) the Uplisting will have been approved by Nasdaq or other applicable national securities exchange on which the parties have applied for listing, (iv) the Public Offering will be ready for consummation upon Closing, (v) Non-Invasive Monitoring Systems’ outstanding debt in the aggregate amount of approximately $800,000 (plus accrued and unpaid interest thereon) will have been converted into shares of Common Stock or repaid, as applicable, (vi) approval of the Non-Invasive Monitoring Systems stockholders and the Gravitics stockholders will have been obtained, (vii) each of the individuals agreed upon by the parties will have executed and delivered a Lock-Up Agreement in the form mutually acceptable to the parties, (viii) all individuals who served as directors and/or officers of Non-Invasive Monitoring Systems immediately prior to the Effective Time will have resigned, which resignations shall be effective as of the Effective Time, and new directors and officers will have been appointed, and (ix) Non-Invasive Monitoring Systems will have adopted the Equity Incentive Plan.

Termination of the Merger Agreement

The Merger Agreement provides that it may be terminated at any time prior to the Effective Time (i) by mutual agreement, (ii) by either Non-Invasive Monitoring Systems or Gravitics if the Closing has not occurred by the Outside Closing Date (June 30, 2026), (iii) by operation of law, or (iv) by Non-Invasive Monitoring Systems or Gravitics if the other party has not satisfied any of the closing conditions, or has breached or failed to observe or perform in any material respect any of its covenants or obligations under the Merger Agreement (if such breach is not cured within ten (10) days following written notice of such breach) by the Closing Date.

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Effect of Termination

Upon termination of the Merger Agreement, the Agreement shall become void and there shall be no liability on the part of any non-defaulting party. In the event that any party shall fail or refuse to consummate the Merger or if any default or breach occurs that results in the failure to consummate the Merger, the non-defaulting party shall be entitled to seek money damages or an order of specific performance from a court of competent jurisdiction, provided that the non-defaulting party files its request within forty-five (45) days after it becomes aware of the failure. The non-defaulting party shall also be entitled to court costs and reasonable attorneys’ fees.

Each party acknowledges that the termination fee provisions are an integral part of the Merger and that without these provisions, the parties would not enter into the Agreement. The parties agree that any amount payable as a termination fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the party in the circumstances in which such amount is payable. Payment of the termination fee shall, in the circumstances in which it is owed, constitute the sole and exclusive remedy of the non-terminating party following the termination of the Agreement, except for claims of fraud or willful breach.

If the Merger Agreement is terminated by either party for any reason other than the other party failing to satisfy their closing conditions prior to the termination date, then the terminating party will pay the other party a nonrefundable fee in the amount of $250,000.

Fees and Expenses

Except as otherwise provided in the Merger Agreement, each party thereto shall pay its own expenses incident to the Merger Agreement and the Transactions contemplated therein.

Amendments; Extensions and Waivers

The Merger Agreement may be amended by an instrument in writing signed by all the parties thereto. No waiver of any party to the Merger Agreement shall be effective unless it is in a writing signed by the party granting the waiver.

Specific Performance

The parties to the Merger Agreement agreed that irreparable damage would occur if any provision thereof were not performed in accordance with the terms thereof and it was accordingly agreed that the parties thereto will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement (in addition to any other remedy to which such party is entitled at law or in equity). Each party to the Merger Agreement agreed that it shall not oppose the granting of an injunction, specific performance and other equitable relief as provided therein on the basis that (i) any party to the Merger Agreement has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. In addition, each party to the Merger Agreement agreed that no party thereto will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtain an injunction or specific performance.

ANCILLARY AGREEMENTS

Lock-Up Agreements

Prior to the Effective Time, each of the individuals agreed upon by Non-Invasive Monitoring Systems and Gravitics will execute a Lock-Up Agreement in the form mutually acceptable to the parties.

Executive Employment Agreement

At the Effective Time, Non-Invasive Monitoring Systems will assume any employment agreements with each member of the Company’s senior management in the form and substance acceptable to the parties.

Registration Rights Agreement

Within sixty (60) days after the Effective Time, the Combined Company will prepare and file a Registration Statement on Form S-1, or a Registration Statement on Form S-3, if the Combined Company is then eligible to use a Form S-3 (in either case, a “Resale Registration Statement”), with the SEC to register the resale of all the Merger Shares that were not issued pursuant to the Form S-4 Registration Statement or are held by affiliates of the Combined Company, and the Combined Company will use reasonable best efforts to have such Resale Registration Statement declared effective as soon as practicable after the filing thereof.

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MANAGEMENT OF THE COMBINED COMPANY AFTER THE MERGER

The following table provides information regarding the expected directors and executive officers of the Combined Company following the closing of the Merger:

Name	Age	Position
Colin Doughan	46	Chief Executive Officer and Director
Andrew Jones	58	Chief Operating Officer
Michael Bowker	66	Chief Business Officer
Sundeep Kumar	34	Director
Abdo John Hajj	34	Director
Tarek Waked	35	Director
Nicholas Shekerdemian	31	Director

Management of the Combined Company Following the Merger

Colin Doughan — Chief Executive Officer & Board Director

Colin Doughan is the co-founder and CEO of Gravitics, where he leads the development of large space structures — from orbital carriers and cargo logistics spacecraft to space station modules — that are redefining space superiority and enabling a new era of commercial activity in Earth orbit and beyond. Prior to founding Gravitics, Colin spent nearly 20 years at Lockheed Martin in various leadership roles, including Senior Finance Manager. Mr. Doughan also co-founded Altius Space Machines, an aerospace startup focused on in-space servicing technology, which he successfully sold to Voyager Space in 2019. Mr. Doughan has over 550 assets in orbit across the various programs he supported throughout his career.

Mr. Doughan received his MBA from the University of Nebraska.

Andrew Jones — Chief Operating Officer

Mr. Jones is a senior aerospace executive with over 30 years of experience building and scaling complex, capital-intensive space and aviation ventures. He leads programs, engineering and manufacturing execution at Gravitics.

Previously, he served as Director of Planetary Landers at Astrobotic and held leadership roles at Virgin Galactic’s sister company, The Spaceship Company, where he was Director of Engineering and Program Manager. His broader career includes senior roles at Assystem, CDI, Bombardier, and Westland Helicopters.

He specializes in turning technically ambitious, high-risk programs into executable, financeable businesses, driving schedule recovery, cost control, and operational scale, with a focus on reducing execution risk and enabling capital-efficient growth.

BEng in Mechanical Engineering and Energy Studies from University College Cardiff - UK

Michael Bowker — Chief Business Officer

Michael J. Bowker has more than 42 years of experience in the aerospace and defense industry, spanning government, commercial, and international space markets. He currently serves as Executive Vice President of Corporate Development at Gravitics, Inc., where he leads long term strategic planning, corporate growth initiatives, and partnership and acquisition activities.

From 2023 to 2025, Mr. Bowker served as Vice President and Business Manager of Voyager Space Technology Systems, where he doubled annual revenue, tripled backlog, and closed approximately $80 million in new contracts. Previously, he was Vice President of Business Development for Voyager Space Holdings, contributing to five acquisitions in 18 months and multiple successful SpaceWERX awards.

Mr. Bowker has held senior leadership roles at multiple aerospace organizations, including Chief Operating Officer of Planet Space LLC, Vice President of Business Development for Excalibur Almaz USA, Senior Vice President and Chief Operating Officer of SPACEHAB Inc., and CEO and President of Airbus/Astrium North America, where he was responsible for P&L management, ISS cargo mission execution, and expansion of the company’s U.S. customer base.

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Earlier positions include leadership and engineering roles at United Space Alliance, Rockwell Space Systems, NASA’s Kennedy Space Center, Lockheed Space Operations Company, and naval and marine engineering firms. His responsibilities across these roles included systems engineering, launch operations, configuration management, site establishment and growth, and management of technical information systems supporting the Space Shuttle and Space Station Freedom programs.

Mr. Bowker holds a Bachelor of Science in Ocean Engineering from the Florida Institute of Technology

Board of Directors of the Combined Company Following the Merger

Sundeep Kumar — Director

Sundeep Kumar is a Board Director at Gravitics and served as the company’s first CFO, helping build the financial and operational foundation during its formative years. A serial entrepreneur recognized on the Forbes 30 Under 30 list in Consumer Tech, Sundeep co-founded LoftSmart — a student housing platform that raised over $40 million from Tiger Global, Tribeca Venture Partners, and other institutional investors. He is an active angel investor across deep tech and life sciences, with investments in Axiom Space, Life Biosciences, and HelixNano, among others.

Abdo John Hajj — Director

Abdo John Hajj is the Co-Founder and Managing Partner of Type One Ventures, where he has deployed over $1 billion across early-stage and growth-stage technology companies including SpaceX, Neuralink, OpenAI, Anthropic, and Stripe. Before entering venture capital, Abdo founded Homage Arts, a media company he scaled and sold to an LA-based private equity group, and gained investing experience consulting with firms such as Spell Capital Partners, Atar Capital, and HIG Capital. He currently serves on the boards of Axiom Space and Cuby Technologies.

Tarek Waked — Director

Tarek Waked is the Co-Founder and Managing Partner of Type One Ventures, a venture firm investing in space technology and deep tech startups that advance humanity toward becoming an interplanetary civilization. Type One Ventures led Gravitics’ $20 million funding round and has since become one of the most active investors in the commercial space ecosystem, co-leading Axiom Space’s $350 million financing round alongside Qatar Investment Authority. Before founding Type One, Tarek worked as a licensed financial advisor at Morgan Stanley and later returned to Latin America, where he founded a startup incubator. He sits on the boards of Gravitics, Space Forge, and Axiom Space.

Nick Shekerdemian — Director

Nick Shekerdemian is the Founding Partner of The Venture Collective, an early-stage venture firm focused on backing transformational technology companies solving the world’s biggest problems. A former Thiel Fellow who left the University of Oxford to pursue entrepreneurship, Nick founded Headstart, a venture-backed graduate recruitment platform that received investment from Peter Thiel, Y Combinator, and the founders of Zynga and Unity. The Venture Collective has invested in companies like Axiom Space and X-Energy (both reaching unicorn status) and operates as a permanent balance-sheet investor with a portfolio spanning deep tech, healthcare, aerospace, and sustainability.

Director Independence

Upon closing of the Merger Non-Invasive Monitoring Systems expects that [●] of the [●] members of the board of directors of the Combined Company will meet the criteria for independence as defined by the rules of Nasdaq. The Combined Company board of directors will determine the independence of directors annually based on a review by the directors and the Nominating and Corporate Governance Committee. In determining whether a director is independent, the Combined Company board of directors will determine whether each director meets the objective standards for independence set forth in the rules of Nasdaq.

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Meetings of Independent Directors

The board of directors of the Combined Company will require that the independent directors meet without management present at each meeting. The Chair of the Nominating and Corporate Governance Committee presides at the meetings of the independent directors.

Committees of the Board

The standing committees of the board of directors of the Combined Company following the Effective Time of the merger will include an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, each as further described below. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee will be composed exclusively of directors who are independent under the rules of Nasdaq and the SEC.

Other committees may also be established by the board of directors of the Combined Company from time to time.

Audit Committee. Our Audit Committee is a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of [●], [●] and [●], with [●] serving as chair. The Non-Invasive Monitoring Systems Board has determined that [●] and [●] are each “financially sophisticated audit committee members” and “audit committee financial experts” in accordance with the Nasdaq listing rules and SEC rules, respectively. All members of the Audit Committee are independent under Nasdaq listing standards and SEC rules. The Audit Committee operates under a written charter adopted and approved by the Non-Invasive Monitoring Systems Board. The Audit Committee is responsible for: (i) the appointment, compensation and oversight of our independent auditors; (ii) overseeing the quality and integrity of our financial statements and related disclosures; (iii) overseeing our compliance with legal and regulatory requirements; (iv) assessing our independent auditors’ qualifications, independence and performance; and (v) monitoring the performance of our internal audit and control functions.

Compensation Committee. The Compensation Committee is currently composed of [●], [●] and [●], with [●] serving as chair. All of the members of the Compensation Committee are independent as defined by Nasdaq listing rules and are non-employee directors. The Compensation Committee provides recommendations to the Non-Invasive Monitoring Systems Board regarding compensation matters and oversees the Company’s incentive and compensation plans. The Compensation Committee operates under a written charter adopted and approved by the Non-Invasive Monitoring Systems Board. The Compensation Committee has the power to delegate its authority and duties to subcommittees or individual members of the Compensation Committee or, to the extent permitted by the terms of any plan, to officers of our Company or other persons, in each case as it deems appropriate in accordance with applicable laws and regulations and the requirements of Nasdaq. Management input is taken into consideration in assessing the performance and pay levels of our key management employees as well as the establishment of bonus measures and targets, but ultimate decision-making regarding compensation of our named executive officers remains with the Compensation Committee.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is composed of [●], [●] and [●], with [●] serving as chair. All of the members of the Nominating and Corporate Governance Committee are independent as defined by the Nasdaq listing rules. The Nominating and Corporate Governance Committee is responsible for, among other things, assisting the Non-Invasive Monitoring Systems Board by actively identifying individuals qualified to become directors; recommending to the Non-Invasive Monitoring Systems Board the director nominees for election at the next annual meeting of stockholders; and making recommendations with respect to corporate governance matters. The Nominating and Corporate Governance Committee operates under a written charter adopted and approved by the Non-Invasive Monitoring Systems Board. Under our Nominating and Corporate Governance Committee Charter, the Committee must be informed by a director in advance of any director accepting an invitation to serve on another public company board. The Committee will inform the Chairman of the Board of any such information. In addition, no director may sit on the board of directors, or beneficially own more than 1% of the outstanding equity securities, of any of the Company’s competitors in the Company’s principal lines of business.

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Codes of Ethics and Business Conduct

Following the consummation of the Merger, the Combined Company will adopt a Code of Ethics and Business Conduct which is applicable to all employees, officers and directors. The Code of Ethics and Business Conduct will cover topics including, but not limited to, conflicts of interest, confidentiality of information and compliance with laws and regulations. The Code of Ethics and Business Conduct will constitute a “code of conduct” within the meaning of Rule 5610 of the Nasdaq listing rules and a “code of ethics” within the meaning of Section 406(b) of the Sarbanes-Oxley Act of 2002 and applicable SEC regulations. The Code of Ethics and Business Conduct will be available on the Combined Company’s website at www.[●].com. Amendments to, or waivers of the provisions of, the Code of Ethics and Business Conduct, if any, made with respect to any of the Combined Company’s directors and officers will be posted on the Combined Company’s website at www.[●].com/investors. The website address of the Combined Company’s is provided as inactive textual references only. The information provided on the website of the Combined Company’s is not part of this information statement/prospectus and, therefore, is not incorporated herein by reference.

COMBINED COMPANY COMPENSATION INFORMATION

This section discusses the material components of the executive compensation program applicable to Non-Invasive Monitoring Systems and Gravitics, as applicable, for the fiscal year ended December 31, 2025, with respect to each individual who is expected to serve as an executive officer of the Combined Company following the Merger.

The executive officers of the Combined Company will be:

●	Colin Doughan, Chief Executive Officer;
●	[●], Chief Financial Officer;
●	Andrew Jones, Chief Operating Officer; and
●	Michael Bowker, Chief Business Officer.

Summary Compensation Table

The following table sets forth information concerning the historical compensation paid by Non-Invasive Monitoring Systems and Gravitics, as applicable, to each individual who will serve as an executive officer of the Combined Company following the Merger with respect to the fiscal years ended December 31, 2025 and December 31, 2024.

				Stock	Option	All Other
		Salary	Bonus	Awards	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)(1)(2)	($)	($)
Colin Doughan	2025	250,000	—	—	—	—	250,000
Chief Executive Officer	2024	220,833	—	—	—	—	220,833
Andrew Jones	2025	255,000	—	—	—	—	255,000
Chief Operating Officer	2024	94,615	—	—	24,970	—	119,585
Michael Bowker	2025	71,987	—	—	12,317	—	84,304
Chief Business Officer(3)	2024	—	—	—	—	—	—

(1) These amounts represent the aggregate grant date fair value for option awards granted during our fiscal years ended December 31, 2025 and 2024, as applicable, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note 14 of the Gravitics financial statements for the year ended December 31, 2025.

(2) The options awards granted to Mr. Jones were subsequently replaced during the year ended December 31, 2025.

(3) Mr. Bowker was appointed as Chief Business Officer of Gravitics on [●], 2025.

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Narrative to Summary Compensation Table

Salary

Equity Compensation

Outstanding Equity Awards at Fiscal Year-End

The table below provides information with respect to outstanding equity awards held by each individual who will serve as an executive officer of the Combined Company following the Merger as of December 31, 2025.

		Option Awards					Stock Awards
Name	Grant Date	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Number of securities underlying unexercised unearned options	Option exercise price ($)	Option expiration date	Number of shares that have not vested	Market value of share or units of stock that have not vested ($)
Colin Doughan	11/23/2022	—	—	—	—	—	166,770	203,459
Andrew Jones	3/4/2025	23,611	—	43,056	$0.63	11/12/2034	—	—
Michael Bowker	4/28/2025	—	—	40,000	$0.63	5/20/2035	—	—

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Employment Agreements

Director Compensation

The following table sets forth information concerning the compensation for the year ended December 31, 2025 of the individuals who will serve as non-employee directors of the Combined Company following the Merger.

Fees
Earned or
	Paid in	Stock	All Other
	Cash	Awards(l)(2)	Compensation	Total
Name	($)	($)	($)	($)
Colin Doughan	—	[●]	—	[●]
Sundeep Kumar	—	[●]	—	[●]
Tarek Waked	—	[●]	—	[●]
Nicholas Shekerdemian	—	[●]	—	[●]

(1) Unless otherwise noted, the address for each beneficial holder is c/o Gravitics, Inc., 4150 152nd Street NE, Suite 102, Marysville, Washington 98271.

(2) Calculated by multiplying the number of shares of Gravitics Common Stock issuable upon exercise of options or stock awards issued by the exercise price of such options or stock awards.

BUSINESS OF NON-INVASIVE MONITORING SYSTEMS, INC.

General

Non-Invasive Monitoring Systems was incorporated under the laws of the State of Florida on July 16, 1980. Non-Invasive Monitoring Systems’ offices are located at 4400 Biscayne Boulevard, Miami, Florida, 33137 and its telephone number is (305) 575-4200.

Company Overview

Non-Invasive Monitoring Systems’ primary business previously consisted of research, development, manufacturing, marketing and sales of non-invasive, motorized, whole body periodic acceleration (WBPA) platforms. These therapeutic acceleration platforms are intended as aids to temporarily increase local circulation for temporary relief of minor aches and pains, produce local muscle relaxation and reduce morning stiffness.

In May 2019, Non-Invasive Monitoring Systems effectively discontinued operations. Since that time, Non-Invasive Monitoring Systems has been a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act, and its main business focus has been to seek, investigate and engage in a business combination with a private entity whose business presents an opportunity for its stockholders. At the Effective Time, Non-Invasive Monitoring Systems plans to change its business focus to the business of Gravitics, which designs and manufactures large space structures including orbital carriers, cargo logistics spacecraft, and space station modules to be used for commercial development in earth orbit and beyond. In connection with the Merger, Non-Invasive Monitoring Systems intends to change its name to “Gravitics Holdings, Inc.”

Products

Non-Invasive Monitoring Systems currently has no inventory and does not have any products available for sale.

Properties

Non-Invasive Monitoring Systems’ principal corporate office is located at 4400 Biscayne Blvd., Miami, Florida. Non-Invasive Monitoring Systems occupies this space from Frost Real Estate Holdings, LLC, which is a company controlled by Dr. Phillip Frost, a member of Non-Invasive Monitoring Systems Board and one of Non-Invasive Monitoring Systems’ largest beneficial shareholders. Non-Invasive Monitoring Systems previously leased the approximately 1,800 square feet under a lease agreement, which commenced with a five-year term on January 1, 2008 and expired on December 31, 2012, and then Non-Invasive Monitoring Systems went on a month-to-month basis and then in February 2016 the office space rent was reduced to $0 per month.

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Employees

Non-Invasive Monitoring Systems has no full-time employees.

Legal Proceedings

Non-Invasive Monitoring Systems has no knowledge of any material, active, pending or threatened proceeding against Non-Invasive Monitoring Systems or its subsidiaries, nor is Non-Invasive Monitoring Systems, or any subsidiary, involved as a plaintiff or defendant in any material proceeding or pending litigation.

NON-INVASIVE MONITORING SYSTEMS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the historical consolidated financial statements and related notes included elsewhere in this information statement/prospectus. This discussion contains forward-looking statements reflecting Non-Invasive Monitoring Systems’ current expectations and estimates and assumptions concerning events and financial trends that may affect Non-Invasive Monitoring Systems’ future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this information statement/prospectus.

Overview

Non-Invasive Monitoring Systems previously was engaged in the development, manufacture and marketing of non-invasive, whole body periodic acceleration (“WBPA”) therapeutic platforms, which are motorized platforms that move a subject repetitively head to foot. Non-Invasive Monitoring Systems discontinued operations in May 2019; accordingly, certain assets, liabilities and expenses are classified as discontinued operations.

Critical Accounting Policies and Estimates

Non-Invasive Monitoring Systems’ discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires Non-Invasive Monitoring Systems to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Non-Invasive Monitoring Systems evaluates its estimates, including those related to income taxes and contingencies. Non-Invasive Monitoring Systems bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. A more detailed discussion on the application of these and other accounting policies can be found in the Consolidated Financial Statements set forth in this prospectus. While Non-Invasive Monitoring Systems believes that the factors it evaluates provide it with a meaningful basis for establishing and applying sound accounting policies, Non-Invasive Monitoring Systems cannot guarantee that the results will always be accurate. Since the determination of these estimates requires the exercise of judgment, actual results could differ from such estimates.

Results of Operations

Non-Invasive Monitoring Systems discontinued operations in May 2019.

Five Month Transition Period Ended December 31, 2025 Compared to Five Month Transition Period Ended December 31, 2024 (unaudited)

General and administrative costs and expenses. General and administrative (“G&A”) costs and expenses was $21,000 for the five months ended December 31, 2025, as compared to $77,000 for the five months ended December 31, 2024. This $56,000 net decrease was primarily associated with reduced professional fees and insurance expense as a result of insufficient capital to incur expense.

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Total operating costs and expenses. Total operating costs and expenses from continuing operations was $21,000 for the five months ended December 31, 2025, as compared to $77,000 for the five months ended December 31, 2024. This $56,000 decrease was primarily due to G&A expense, as explained above.

Interest expense. Net interest expense was $28,000 and $24,000 for the five months ended December 31, 2025 and 2024, respectively. The interest expense is related to the Promissory Notes described in Note 7 to the accompanying consolidated financial statements.

Net loss. Net loss was $49,000 for the five months ended December 31, 2025, as compared to $101,000 for the five months ended December 31, 2024. This $52,000 decrease was primarily attributable to a reduction in the incurrence of operating expenses.

Year Ended July 31, 2025 Compared to Year Ended July 31, 2024

General and administrative costs and expenses. General and administrative (“G&A”) costs and expenses was $160,000 for the year ended July 31, 2025, as compared to $177,000 for the year ended July 31, 2024. This $17,000 net decrease was primarily associated with professional fees incurred in the year ended July 31, 2024.

An accounts payable adjustment resulting in a reduction of $118,000 was made in the year ended July 31, 2024.

Total operating costs and expenses. Total operating costs and expenses from continuing operations was $160,000 for the year ended July 31, 2025, as compared to $59,000 for the year ended July 31, 2024. This $101,000 increase was primarily due to a $118,000 accounts payable adjustment offset by a $17,000 decrease in professional fees.

Interest expense. Net interest expense was $62,000 for the year ended July 31, 2025, as compared to $54,000 for the year ended July 31, 2024. The interest expense is related to the Promissory Notes described in Note 7 to the accompanying consolidated financial statements.

Net loss. Net loss was $222,000 for the year ended July 31, 2025, as compared to $113,000 for the year ended July 31, 2024. This $109,000 increase was primarily attributable to a $118,000 accounts payable adjustment in prior fiscal year that was recognized as a reduction in operating expenses.

Liquidity and Capital Resources

Non-Invasive Monitoring Systems’ operations have been primarily financed through private sales of its equity securities and notes received from related parties.

At December 31, 2025, Non-Invasive Monitoring Systems had cash of $6,000 and negative working capital of approximately $978,000. Non-Invasive Monitoring Systems expects that its existing funds will not be sufficient to support its current operations over the next twelve months. No assurance can be given that additional financing will be available on acceptable terms or at all. Non-Invasive Monitoring Systems’ ability to sell additional shares of its stock and/or borrow cash could be materially adversely affected by the economic uncertainty in the global equity and credit markets. Current economic conditions have been, and continue to be, volatile, and continued instability in these market conditions may limit Non-Invasive Monitoring Systems ability to access the capital necessary to fund and grow its business and to replace, in a timely manner, maturing liabilities.

Net cash used in operating activities decreased to $22,000 for the five months ended December 31, 2025 as compared to $69,000 for the five months ended December 31, 2024. This $47,000 decrease was principally due to decreases in expenses and in cash used for accounts payable and accrued expenses.

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Notes payable- related party are summarized in the following table (in thousands):

	As of December 31, 2025	As of July 31, 2025

(a) Notes payable- Frost Gamma Investments Trust	$470	$445
(b) Notes payable- Dr. Jane Hsiao	150	150
Total Notes payable - related party	$620	$595

(a) Non-Invasive Monitoring Systems has outstanding notes payable to Frost Gamma Investments Trust (“Frost Gamma”) which pertained to promissory notes issued in fiscal 2021 and 2022, in the principal amount of $75,000 and $75,000, respectively. The promissory notes accrue interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026, as amended on January 5, 2026. The Frost Gamma promissory note may be prepaid in advance of the maturity date without penalty. Frost Gamma is a trust controlled by Dr. Phillip Frost, a current director of Non-Invasive Monitoring Systems, and who beneficially owns in excess of 10% of Non-Invasive Monitoring Systems’ common stock.

On August 15, 2023, Non-Invasive Monitoring Systems entered into a new promissory note agreement with Frost Gamma in the principal amount of $200,000, which also accrues interest at a rate of 11% per annum, payable on the maturity date June 30, 2026, as amended on January 5, 2026. This promissory note may also be prepaid in advance of the maturity date without penalty.

On September 25, 2024, October 23, 2024, January 23, 2025 and August 27, 2025, Non-Invasive Monitoring Systems entered into new promissory note agreements with Frost Gamma in the aggregate principal amount of $120,000, which also accrues interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026, as amended on January 5, 2026. The promissory notes may also be prepaid in advance of the maturity date without penalty.

On August 27, 2025, Non-Invasive Monitoring Systems entered into a Promissory Note in the principal amount of $25,000 which also accrues interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026, as amended on January 5, 2026. The promissory notes may also be prepaid in advance of the maturity date without penalty.

On January 2, 2026, Non-Invasive Monitoring Systems entered into a new promissory agreement with Frost Gamma in the aggregate principal amount of $100,000, which also accrues interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026. The promissory notes may also be prepaid in advance of the maturity date without penalty.

There were no payments made on the promissory notes to Frost Gamma and as such, total outstanding notes payable balance was $470,000 and $445,000 as of December 31, 2025 and July 31, 2025, respectively.

(b) Non-Invasive Monitoring Systems has outstanding notes payable Jane Hsiao, Ph.D. (“Dr. Hsiao”) which pertained to promissory notes issued in fiscal 2021 and 2022, in the principal amount of $75,000 and $75,000, respectively. The promissory notes accrue interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026, as amended on January 5, 2026. The promissory notes to Dr. Hsiao may be prepaid in advance of the maturity date without penalty. Dr. Hsiao is the Company’s Chairman and Interim CEO, and who beneficially owns in excess of 10% of Non-Invasive Monitoring Systems’ common stock.

There were no payments made on the promissory notes to Dr. Hsiao and as such, total outstanding notes payable balance was $150,000 as of December 31, 2025 and July 31, 2025, respectively.

On January 5, 2026, Non-Invasive Monitoring Systems and each of Dr. Frost and Dr. Hsiao entered into amendments for each of the outstanding promissory to extend the maturity date from December 31, 2025 to June 30, 2026

Upon the consummation of the Public Offering and the Uplisting certain promissory notes issued by Non-Invasive Monitoring Systems to Dr. Phillip Frost and his affiliates will be converted into shares of Non-Invasive Monitoring Systems’ common stock and approximately $300,000 of the principal amount of such notes will be repaid to Dr. Frost and/or his affiliates. Upon the conversion if such notes, Non-Invasive Monitoring Systems expect that the noteholders will own approximately 90% of the 4.5% of Non-Invasive Monitoring Systems after giving affect to the Merger.

Non-Invasive Monitoring Systems’ plans include assessing potential mergers and acquisitions. Non-Invasive Monitoring Systems will need to raise additional capital. There can be no assurance that Non-Invasive Monitoring Systems will be able to raise additional capital on terms acceptable to Non-Invasive Monitoring Systems or at all.

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BUSINESS OF GRAVITICS

BUSINESS

Gravitics’ Business

Gravitics is commercially developing space logistics and infrastructure hardware for national security, civil, and commercial markets. Gravitics’ platform — the Orbital Carrier is designed for commercial and space defense customers. The Orbital Carrier is a single platform that addresses three key markets:

(1)	The Golden Dome & Space Defense market:

●	Orbital Infrastructure Platforms
●	Sensors Layers
●	Space-based Interceptors
●	Tactically Responsive Space

(2)	The In-Space Cargo & Logistics market:

●	Point-to-point Cargo Delivery
●	Satellite Servicing
●	Orbital Transportation

(3)	The In-Space Economies market:

●	Orbital Data Centers
●	Space Stations
●	In-space Manufacturing

Founded in 2021, Gravitics has secured over $187M in contracted revenue and is positioned at the intersection of two converging markets: the buildout of commercial space stations and the rapid expansion of national security space, all built out from the Orbital Carrier.

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Key Company Success Milestones (will make a graphic timeline)

●	2021 – Gravitics is incorporated
●	2022 – Gravitics raises $15M seed round financing
●	2023 – Gravitics wins $1.7M SBIR US Space Force / SpaceWERX Contract to design Orbital Carriers
●	2024 – Gravitics signs $125M contract with Axiom Space to build infrastructure for Axiom Commercial Space Station
●	2024 – Gravitics wins NASA Space Act Agreement
●	2024 – Gravitics demonstrates components on MISSE mission to the International Space Station
●	2025 – Gravitics completes Preliminary Design Review (PDR) for Axiom Cargo Mission 1
●	2025 – Gravitics selected for $60M STRATFI Contract from US Space Force and Air Force Research Lab
●	2026 – Gravitics awarded MDA SHIELD ID/IQ for Golden Dome Missile Defense
●	2026 – Selected by a Golden Dome Prime Contractor to build 3 Orbital Carriers for space-based missile defense

Gravitics’ Markets

Golden Dome & Space Defense Overview

Gravitics’ Orbital Carrier is a game-changing platform that enables the U.S. Space Force to stage and execute counterspace operations—the holy grail in achieving space superiority as referenced in U.S. Space Force’s Space Warfighting: A Framework for Planners (March 2025). Gravitics is developing the Orbital Carrier to enable rapid response in earth orbit and cislunar space. Orbital Carriers pre-position, host, protect, deliver, and deploy critical assets to ensure the stability and security of valuable space assets and defend our home on earth.

With Gravitics’ $60 million STRATFI contract from US Space Force, it has become the first and only company in history to design and build space station infrastructure in support of national security objectives.

Value Proposition

Just as maritime aircraft carriers enhanced security on earth, Gravitics’ Orbital Carriers enable the fundamentals of war planning:

●	Pre-Positioning. Orbital Carriers enable the United States to forward-deploy and stage space assets — payloads, sensors, missile interceptors and response capabilities — in the orbits and inclinations most relevant to anticipated threat environments. Pre-positioning eliminates the costly and time-consuming process of launching from Earth in response to an emerging crisis, ensuring the right assets are already in the right orbital neighborhood when it matters most. Assets already on-orbit and forward-positioned can be tasked and maneuvered in a fraction of the time, providing a complementary layer of responsiveness that terrestrial launch alone cannot achieve. The result is a more resilient, more layered, and significantly faster national space response architecture.
●	Rapid Response. Speed of maneuver is what converts a pre-positioned asset into a decisive capability. Gravitics’ Orbital Carriers’ integrated propulsion capabilities enable on-demand delivery of mission payloads to any orbital slot, delivering the intended response faster than an adversary can adapt. Whether the mission is inspection, deterrence, or direct action, Gravitics’ Orbital Carriers collapse the decision-to-effect timeline from days or weeks to hours.

The combined value of Gravitics’ Orbital Carriers’ pre-positioning and rapid response is space superiority — the ability to operate freely in space while denying that freedom to adversaries. Today, the threats from near-peer adversaries like China and Russia have resulted in the U.S.’s Space Force working rapidly to deploy technologies to help mitigate the threats to our most critical national security space assets, such as global positioning satellites, intelligence, surveillance & reconnaissance (“ISR”) platforms, and communications satellites. Orbital Carriers are the first true form of deterrence that the United States has in space: not reactive, not dependent on ground-launch timelines, but persistent, maneuverable, and credible.

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Orbital Carrier Mission Sets

Orbital Carriers are a platform that enables novel new mission sets. As the U.S. Space Force continues to grow its Tactically Responsive Space (“TacRS”) investment portfolio — spanning space mobility and logistics programs, operationally responsive space initiatives, and Congressional appropriations increasingly tied to on-orbit operations— Gravitics is positioned as the infrastructure layer that makes those investments more effective.

●	Golden Dome for America: Space-Based Missile Defense – Orbital Carriers are designed to operate as “host vehicles”, capable of pre-positioning assets for missile defense.

○	Gravitics’ Orbital Carriers have been selected as the platform to host assets for a Golden Dome Prime Contractor.
○	Gravitics received a contract award from the Missile Defense Agency’s (“MDA”) Scalable Homeland Innovative Enterprise Layered Defense (SHIELD) MA-IDIQ contract - a $151 billion, 10-year contract vehicle (through 2035) designed to rapidly develop and field advanced, multi-domain defenses against hypersonic, ballistic, and cruise missile threats.

●	Tactically Responsive Space Operations – Orbital Carriers enable a range of tactically responsive mission sets including space domain awareness, proximity operations, inspection, deterrence, and direct action (kinetic and non-kinetic effects). Unlike ground-launched responsive space concepts that depend on launch-on-demand timelines, Orbital Carriers provide persistent, pre-positioned capability that can be tasked and maneuvered in near-real-time. As the Department of War matures its operational doctrine for counterspace, Gravitics expects these mission sets to expand in scope and complexity — progressing from initial inspection and characterization missions toward more advanced operational concepts involving coordinated multi-carrier engagements, contested-orbit maneuver, and integrated sensor-to-effector chains. Gravitics’ $60 million STRATFI contract with the US Space Force directly supports the development of these capabilities, and Gravitics’ is actively engaging with operational stakeholders to ensure Orbital Carrier design evolves in step with emerging warfighter requirements.

In-Space Cargo & Logistics

Gravitics is committed to providing cargo logistics and infrastructure capabilities to enable the commercialization of low-earth orbit (“LEO”) Destinations. Gravitics’ Orbital Carriers, manifested and outfitted for cargo, enable civil space agencies and commercial LEO destination operators to receive cargo at unprecedentedly low costs per unit mass and unit volume, while its capabilities provide an extension of the destinations’ volume, power, useful life, and mission scope. The volume and power augmentation the Orbital Carrier provides to the station supports cutting edge research in medicine, manufacture of advanced materials, and expanded scope and tasking of commercial LEO destination (“CLD”) astronauts.

●	Cargo Logistics: Gravitics’ Orbital Carrier Cargo Variant, outfitted with CLD station operators’ assets, enable cost-effective cargo delivery to commercial space stations. Gravitics delivers cargo while enabling station expansion and increased on-orbit activities – combining two or more missions into one -- thus greatly reducing the costs of station cargo logistics.
●	Space Infrastructure: The volume and power augmentation Gravitics’ pressurized cargo modules provide can enable additional spaces for crew quarters, research laboratories, and manufacturing centers, depending on customer needs. Gravitics’ modular design approach allows station operators to scale their facilities incrementally, adding capacity as demand grows without requiring station redesigns.

Gravitics’ market positioning supports the CLD and space station market with the construction of logistics and station augmentation modules for any new commercial space station operator. Gravitics’ commitment to building Orbital Carriers with scalable volume, power, and propulsion capabilities allows it to focus its time and resources into building for the whole industry. Gravitics’ goal is to accelerate the build out of multiple commercial LEO destinations, by increasing production of standardized Carriers, amortizing traditional station logistics and expansion costs into single mission sets, and leveraging the right technologies to grow the space economy.

In-Space Economies

Though Gravitics does not currently have contracts in this area it is pursuing future capabilities to address the following:

●	Pioneering Orbital Data Center Infrastructure: Gravitics’ Orbital Carriers’ large useable volume and scalable power and thermal capabilities are uniquely suited to host compute capability in orbit. Gravitics intends to capture market share in the emerging orbital data center (“ODC”) sector by offering its Orbital Carrier outfitted for use as infrastructure for space-based AI and Earth observation data processing.

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●	Establishing Planetary Defense and NEO Reconnaissance Capabilities: Gravitics’ Orbital Carriers enable planetary defense missions by offering the rapid pre-positioning and deployment of deflection or observation assets to address near-Earth object (“NEO”) threats. As NASA and international partners expand investment in planetary defense readiness, Gravitics’ platforms provide the infrastructure to stage and deliver mission-critical payloads on compressed timelines. Gravitics is additionally testing the market for offering its Orbital Carrier architecture to civil and commercial organizations for asteroid prospecting applications. This pre-positioned system allows for the immediate deployment of observation or deflection payloads to intercept NEOs faster than Earth-launched alternatives, enabling viable planetary defense against NEOs.

Gravitics’ Competitive Strengths

A Clean Slate for the Next Generation Space Economy

Founded in 2021, Gravitics has designed its platforms from the ground up for the next generation of launch vehicles, commercial LEO destinations, and the emerging space economy — unconstrained by legacy tooling or architectures or outdated manufacturing processes.

The space economy is undergoing a fundamental paradigm shift. While NASA and the Department of War remain the largest customers in the space sector, the way systems are procured and fielded has changed dramatically. Government agencies are moving away from the cost-plus-fixed-fee (“CPFF”) contract structures that sustained large prime contractors for decades, and toward firm-fixed-price (“FFP”) and service-based acquisition models that reward cost discipline, production efficiency, and commercial viability. Simultaneously, capabilities that were once purely government research and development (“R&D”) programs — most notably the International Space Station — are transitioning to commercial operation, creating a market that demands new business models where investment decisions are driven by commercial economics rather than government development funding alone.

Gravitics was purpose-built for this environment. Where incumbent providers must work around decades-old designs, fixed production infrastructure, and cost structures optimized for cost-plus contracting, Gravitics has built its manufacturing and inspection methods to enable rapid iteration and change in vehicle form-factors to meet evolving customer needs. Gravitics’ core infrastructure architecture is designed to be readily reconfigured for custom mission requirements with relatively little mission-unique engineering, enabling a single production line to serve a wide range of applications — from pressurized cargo logistics to human-rated habitats to unmanned Orbital Carriers for national security missions. Gravitics is not adapting legacy systems for the new space economy — it is building the platforms the new space economy will be built upon. This adaptability gives Gravitics a structural cost and schedule advantage that is difficult for legacy manufacturers to replicate without significant capital investment and organizational change.

Pre-Positioning + Rapid Response Capabilities

Gravitics’ Orbital Carriers introduce a fundamentally new capability to the national security space architecture: the ability to pre-position assets on-orbit and rapidly deploy them on-demand — eliminating the time-consuming process of launching from earth in response to an emerging crisis. Similar to maritime carrier strike groups that are forward-deployed to regions of strategic interest, Orbital Carriers enable the United States to station payloads, sensors, interceptors, and response capabilities in the orbits most relevant to anticipated threat environments. Combined with Gravitics’ integrated propulsion capabilities, which collapse the decision-to-effect timeline from days to hours, Orbital Carriers represent the first true persistent deterrence platform in space.

Existing approaches to on-orbit responsiveness address pre-positioning and rapid response separately, but neither alone is sufficient to achieve space superiority. Conventional satellite buses can be pre-positioned in orbit and loiter, but a constellation-only approach to counterspace operations faces fundamental limitations. Achieving meaningful coverage across the relevant threat environment would require tens of thousands of satellites deployed across multiple orbital planes — a cost and schedule burden that is prohibitive at scale. More critically, most satellite buses in constellation lack the propulsion capacity to maneuver to new orbits within tactically relevant timelines. Pre-positioning without the ability to rapidly reposition offers presence, but not decisive capability.

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Gravitics’ Orbital Carriers occupy a novel category with no direct incumbent — purpose-built for persistent on-orbit presence and the protection and rapid deployment of high-value assets, rather than traditional payload transfer. By combining pre-positioning and rapid response into a single integrated platform, Orbital Carriers close the gap that neither constellation architectures nor point-to-point delivery vehicles can address alone. No other company currently offers this paired capability, and Gravitics believes this positions it to capture a significant share of the Department of War’s growing investment in tactically responsive space operations, space mobility and logistics, and space-based missile defense.

Domestic Supplier with Favorable Cost Structure and Lead Times

Gravitics manufactures its platforms entirely within the United States, providing its customers — particularly those in national security and government markets — with a domestic supply chain that avoids the export control, regulatory, and security complexities associated with foreign-manufactured space hardware. This is a key pain point for many American companies working in advanced technology sectors such as space. For government customers navigating “Buy American” requirements and industrial base policy, and for commercial station operators seeking predictable delivery schedules, Gravitics’ domestic production capability represents a meaningful and growing competitive advantage.

Gravitics’ automated manufacturing approach delivers lower per-unit costs and significantly shorter production lead times compared to legacy providers of large, pressurized space structures, whose platforms rely on foreign production facilities, limited automation, and extended timelines.

Non-Exclusivity and Cross-Market Economics

Unlike providers that are captive to a single space station program or prime contractor, Gravitics has intentionally maintained a non-exclusive business model — positioning the Gravitics to sell cargo logistics modules, infrastructure, and services to any domestic or allied foreign station operator. This approach creates a powerful economic flywheel: as Gravitics serves multiple CLD operators, the amortization of its production infrastructure and engineering investment across a broader customer base drives down per-unit costs for every operator Gravitics serves. This is particularly significant for the CLD market, where logistics represents one of the most substantial recurring cost drivers for station operators. The more CLD programs Gravitics supports, the better the economics become for each of them — helping the industry credibly sustain more than one commercial station and strengthening the overall market. This same dynamic extends to Gravitics’ Orbital Carrier platforms, where amortization across both defense and commercial applications further reduces unit costs and accelerates production learning curves, benefiting customers in both markets simultaneously.

Gravitics’ Customers

Defense and National Security. As of the date of this prospectus, Gravitics is on contract with U.S. government customers, including the U.S. Space Force and the U.S. Missile Defense Agency (“MDA”), and with a prime contractor for Golden Dome of America. Gravitics also provides mission design services with other U.S. government (“USG”) and commercial defense organizations as it works to further its customer base. Notable contracts include:

U.S. Space Force — $60 million STRATFI Contract (Orbital Carriers) — Awarded through SpaceWERX, this Strategic Funding Increase contract supports the design, development, and orbital demo of Gravitics’ Orbital Carrier systems for national security space missions. This contract established Gravitics as the first company to develop space station-derived infrastructure for Department of War applications.

Missile Defense Agency — SHIELD MA-IDIQ (Orbital Carriers) — Gravitics was selected for the Scalable Homeland Innovative Enterprise Layered Defense (SHIELD) MA-IDIQ, a $151 billion, 10-year contract vehicle (through 2035) designed to rapidly develop and field advanced, multi-domain defenses against hypersonic, ballistic, and cruise missile threats. This positions Gravitics to compete for task orders supporting space-based missile defense architecture.

Golden Dome – Prime Contractor Delivery (Orbital Carriers) — Selected by a leading defense prime contractor to build three flight-ready Orbital Carriers for the Golden Dome space-based missile defense program. This contract represents the first production order for Gravitics’ Orbital Carrier platform, with multiple flight opportunities in an accelerated fielding plan set by the Space Force.

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Commercial and Civil Infrastructure & Logistics Services. Under contract with NASA and Axiom Space in support of the NASA Commercial LEO Destinations Program (CLDP). Gravitics has also entered terms with a second CLD operator. Beyond CLD, Gravitics has entered mission design service contracts with commercial entities that plan to use its Orbital Carrier propulsion systems for high energy orbital insertion in anticipation of mission services contracts. Notable contracts include:

Axiom Space (Cargo Logistics) — Gravitics holds a $125M contract with Axiom Space to design and manufacture a cargo logistics module for the Axiom Station. This module will deliver pressurized cargo while simultaneously expanding the station’s usable volume, combining two mission objectives into a single flight.

NASA — Space Act Agreement — Gravitics entered into a Space Act Agreement with NASA in 2024 to collaborate on next-generation infrastructure development, particularly for capabilities utilizing next-generation super-heavy launch vehicles such as SpaceX’s Starship and Blue Origin’s New Glenn, supporting the agency’s goals for commercial low Earth orbit destinations and sustained human presence beyond the International Space Station.

Gravitics’ Growth Strategy

Gravitics’ growth strategy is designed to continuously expand its addressable market by maturing early-stage research and development initiatives into highly profitable services and products. Gravitics’ is focused on the following key growth vectors:

Scaling Tactically Responsive Space (TacRS): Gravitics is actively working to transition its Department of War DOW and National Reconnaissance Office NRO engagements into normalized acquisition programs. The “pre-positioned rapid response assets” architecture of Gravitics’ Orbital Carrier technology provides an unparalleled rapid-response capability which is a key enabler for several important capabilities for multiple government offices and/or commercial markets. Examples of these capabilities:

●	situational awareness (ISR: Remote Sensing)
●	threat mitigation & deterrence (electronic + kinetic)
●	refueling missions
●	space to earth cargo
●	near earth object missions
●	rescue missions
●	and other time-sensitive opportunities

Maturing Low-Margin Service Contracts into High-Margin Production: Gravitics offers lower-margin mission design services to offset development costs using customer-funded R&D. As these initial design phases complete, they establish Gravitics’ proprietary hardware as the baseline, paving the way for highly profitable, long-term hardware delivery and mission management contracts.

Capitalizing on the $1.5 billion NASA CLD Phase 2 Opportunity: Gravitics is strategically positioned to capture significant value from NASA’s upcoming Commercial LEO Destinations (CLD) Phase 2 awards, expected in mid-2026. By maintaining non-exclusivity and leveraging Gravitics’ existing contract with Axiom Space and favorable relationships with other CLD companies (Starlab Space, Vast Space, Orbital Reef), it has an opportunity to become the premier United States infrastructure subcontractor to multiple winning teams.

Expanding SHIELD IDIQ into Golden Dome Production: Gravitics intends to leverage its $60 million STRATFI demonstration missions as direct steppingstones to secure full production contracts under the MDA’s SHIELD IDIQ. The Orbital Carrier architecture—the development of which is already funded by the US Space Force—is uniquely positioned to support both Tactically Responsive Space and Golden Dome applications, including as a host carrier for based interceptors. Gravitics projects that this could mature into a multi-billion-dollar contract opportunity covering the demand for up to 1500 carriers.

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Pioneering Orbital Data Center Infrastructure: Gravitics’ Orbital Carriers’ large useable volume and scalable power and thermal capabilities are uniquely suited to host compute capability in orbit. Gravitics intends to capture market share in the emerging orbital data center (“ODC”) sector by offering its Orbital Carrier outfitted for use as infrastructure for space-based AI and Earth observation data processing.

Establishing Planetary Defense and NEO Reconnaissance Capabilities: Gravitics’ Orbital Carriers enable planetary defense missions by offering the rapid pre-positioning and deployment of deflection or observation assets to address near-Earth object (“NEO”) threats. As NASA and international partners expand investment in planetary defense readiness, Gravitics’ platforms provide the infrastructure to stage and deliver mission-critical payloads on compressed timelines. Gravitics is additionally testing the market for offering its Orbital Carrier architecture to civil and commercial organizations for asteroid prospecting applications. This pre-positioned system allows for the immediate deployment of observation or deflection payloads to intercept NEOs faster than Earth-launched alternatives, enabling viable planetary defense against NEOs.

Commercializing Proprietary High-Safety-Factor Battery Technology: To meet the demanding power constraints of Gravitics’ customer mission needs, Gravitics plans to verticalize its battery manufacturing leveraging a proprietary chemistry capable of tens of thousands of cycles and 15C pulse discharge rates. Gravitics plans to commercialize these batteries for the broader maritime, aviation, and terrestrial defense markets, creating a highly scalable, distinct revenue stream.

With Gravitics’ Orbital Carrier and its combination of pre-positioning and rapid response, Gravitics is in a unique position for business growth as a provider and/or enabler for some or all these important capabilities that have a strong demand from both government and commercial markets.

Competition

Gravitics believes its main sources of competition fall into three categories:

Cargo Logistics

●	Incumbent domestic cargo service providers such as Northrop Grumman and SpaceX that may pursue different classes of cargo
●	International agencies such as JAXA with the HTV-X cargo vehicle under development
●	International operators that have reported plans to provide cargo services, such as The Exploration Company and ATMOS

Space Infrastructure

●	Incumbent space structure manufacturers of physically large space structures such as Thales Alenia Space and BAE Systems

Rapid Response

●	Providers of third stages, kick stages, and OTVs such as Impulse Space, Firefly Aerospace, and Rocket Lab may be considered competitors to Gravitics’ rapid response capabilities, though Gravitics anticipates and prefers collaborative opportunities for Gravitics’ Orbital Carriers solution set. Gravitics also believes the known vehicles these companies currently offer, or plan are best suited to mission profiles that differ from Gravitics’ pursuits.

Intellectual Property

The success of Gravitics’ space products depends, in part, on Gravitics’ ability to protect its proprietary intellectual property rights. Gravitics’ relies primarily on patents, trademarks, trade secrets, other intellectual property laws, licensing arrangements, non-disclosure or confidentiality agreements with its employees, consultants, and other relevant persons, and other measures to protect its intellectual property (including Gravitics’ intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection), and intends to continue to rely on these and other means. Gravitics also relies on trade secrets, designs, know-how, and other confidential information to protect its intellectual property that may not be patentable or subject to copyright, trademark, trade dress, or service mark protection, or that Gravitics believes is best protected by means that do not require public disclosure.

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Gravitics’ Team

Gravitics’ talented team operates with a results-oriented culture of extreme ownership driven by the example of its company leadership. Gravitics’ leadership holds itself accountable and communicates progress openly with the team, inspiring all employees to do the same.

Gravitics has curated a leadership team of functional domain experts with demonstrated past performance in aerospace who also demonstrate an aptitude for full lifecycle ownership. The entire organization operates with a high level of accountability, with members at every level of the organization entrusted with responsibility and decision-making, while following clearly defined results goals set out by management.

Gravitics also leverages the expertise of its advisory board made up of technical and operational industry experts in Gravitics’ field. These advisors collectively held senior leadership roles in the early development and operation of Civil, Commercial, and Defense programs, including: the SpaceX Falcon 1, Falcon 9, and Dragon vehicles; the Orbital Sciences Corporation (now Northrop Grumman) Cygnus cargo vehicle, the Antares rocket, and the Pegasus rocket; the Virgin Orbit LauncherOne rocket and carrier aircraft; the Relativity Terran 1 rocket; the AFRL Integrated Power Head engine and SpaceX Merlin and Raptor engines; the NASA Chandra X-ray Observatory, James Webb Telescope, GOES, MAVEN, LADEE, New Horizons, MESSENGER spacecraft and mission operations; the Amazon Kuiper (now LEO) spacecraft; production facilities, cargo integration facilities, and launch sites build out and operation across California, Texas, Florida, Kwajalein, and Alaska; NASA ISS mission operations; and classified missions. This rich experience across such storied spacecraft and missions helps Gravitics’ team to circumvent pitfalls that are commonly associated with its industry’s products and services.

Business Development and Sales

Gravitics’ Business Development and Sales team is primarily focused on U.S. Government and commercial customers but operates across the United States, Europe, and Asia. Gravitics also operates globally indirectly via its partner networks that include launch and rideshare providers for Gravitics’ Viper OTX and space station outfitting and sales partners for Gravitics’ Orbital Carriers and associated capabilities.

Gravitics’ team works with Commercial, Civil, and Defense customers to achieve satisfactory mission solutions and sales. Sales covers Commercial, Civil, and Defense applications of Gravitics’ Orbital Carriers and derivative products and services including Cargo services and Viper OTX. The team draws on shared architecture, mission operations, project management, engineering, and proposal writing resources. Gravitics’ organizational design tightly integrates the Business Development & Sales with the Engineering team to ensure robust solutions are proposed for customers that can be delivered quickly.

Gravitics’ team members have valuable experience working for small and large commercial sales entities and U.S. government agencies. It contains and directly leverages technical vehicle expertise as well as Civil, Commercial, and Defense sales expertise. Prior experience includes Acquisition activities within the U.S. Air Force and U.S. Space Force, capture efforts ranging from small business initiatives and large USG and Prime solicitations, and executive roles at Airbus Defense & Space, Altius Space Machines, and Voyager Space Technology Systems.

Marketing

Gravitics’ Marketing efforts build brand awareness and perception, communicate its differentiation, and target engagement from Gravitics’ potential customers, partners, and employee candidates. Activities include:

●	Mockup builds to showcase capability, volume, and corresponding outfitting optionality of Gravitics’ spacecraft
●	Website updates detailing existing product lines and future roadmap
●	Speaking engagements at national and global conferences
●	Participation at local, regional, national, and global industry networking events
●	Conference sponsorship for heightened awareness to customers and suppliers
●	Sponsorship of regional student and college STEM competitions

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●	Product sheets, payload user guides, and custom mission application materials for prospective customers
●	Brand merchandising
●	Targeted outreach on social media
●	Informational pieces on legacy and contemporary industry systems that establish credibility with prospective customers
●	Press releases detailing major accomplishments
●	Direct outreach

To date Gravitics’ has been able to spread awareness to its targeted customers and partners resulting in key sales and contracts signed with relatively little marketing expenses.

Program and Mission Management

Gravitics’ Program and Mission Management team ensures customer satisfaction at every step of the contract lifecycle. They work with Gravitics’ customers to establish requirements and controls and deeply understand Gravitics’ customers’ priorities. They coordinate efforts across the business internally and ensure on-time and on-cost delivery of Gravitics’ products and services.

Gravitics assigns a Mission Manager to every mission to ensure all internal and customer requirements are met and integration of its customers, launch vehicle, and ground systems are seamless. Along with a product’s Chief Engineer, the Mission Manager provides Systems Engineering oversight and support for complex projects.

Gravitics’ team carries broad aviation and spaceflight experience with past executive positions in global operations of complex operations, including P&L, personnel management, production operations, and portfolio management of multinational, several-hundred employee, billion-dollar programs.

Supply Chain

Gravitics’ ability to deliver on-time and high-quality vehicles and spacecraft systems depends upon the rigor of its supply chain and the quality and availability of all necessary material and supplied components. Gravitics obtains raw material, components, subsystems, tooling, and capital equipment from suppliers that it believes to be reputable and reliable.

Gravitics performs make vs. buy trades for the components and systems that go into its vehicles. When a part is supplied, Gravitics endeavors to source from multiple credible and vetted vendors; when supplier options are insufficient, whether due to engineering validation, cost, lead time, quality, or supplier reliability, Gravitics brings the design and production expertise in house to control the supply chain.

Gravitics documents, follows, and continues to enhance its internal quality control processes to source suppliers. Supply chain leadership establishes good practices and training for all engineering and manufacturing employees to follow. Gravitics’ team experience includes over 20 years of supply chain and logistics operations experience in the US Army, including peacetime and wartime operations with secret clearance operations. Gravitics’ is prepared to scale its supply chain function as Gravitics’ early development transitions into production and its volume increases.

Most of Gravitics’ procured components come from domestic US suppliers with few exceptions where necessary. While Gravitics largely sources raw materials and components from multiple sources, in some cases it purchases from a limited number of suppliers or a single supplier. Gravitics’ works to continually diversify its supply chain to reduce risk of the delivery and operation of its vehicles. For a further discussion on Gravitics’ supply chain risks, see “Risk Factors”, including “Gravitics often relies on a single vendor or a limited number of vendors to provide certain key products or services and the inability of these key vendors to meet its needs could have a material adverse effect on its business.”

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Engineering

Gravitics’ engineering team is the hub of its organization. Gravitics maintains an engineering-driven organization, and its engineers carry full product ownership of Gravitics’ vehicles, subsystems, and components. Product Owners within the organization are responsible for all aspects of their systems, from product innovation and requirements definition through design, analysis, manufacturing development, supply chain cognizance, integration & test, orbital operations, and continual product improvement. They integrate with Business Development & Sales teams to ensure rapid and rigorous responses to customer inquiries and capture efforts; with Marketing teams to establish compelling product outreach; with Supply Chain teams to establish and maintain subcontracts, vetted supplier databases, designs that minimize supply chain risk, and supplier quality evaluations; and with Program & Mission Management to maintain good alignment between company product roadmaps and immediate customer needs.

This approach drives systems-level thinking and a product excellence mindset throughout the entire organization for the betterment of the customer, fosters close integration across all engineering and business functions, and streamlines operations.

Architecture & Advanced Concepts

Gravitics’ engineering organization includes decades of spacecraft prototyping experience across dozens of vehicles. Gravitics’ Advanced Concepts team, led by its Chief Architect, works with returning and prospective customers to quickly solution vehicle configurations, station / constellation architectures, and system interfaces that minimize complexity and accelerate implementation.

Risk Reduction from R&D through Product Delivery

Gravitics’ team prioritizes early risk reduction in new hardware and software efforts. As technical risks are identified in business development capture efforts or early contract efforts, Gravitics’ team prioritizes designing and executing manufacturing and test campaigns aimed at eliminating the largest risks first. This maximizes confidence in program schedule and cost performance and instills customer confidence. This risk reduction focus streamlines the path to a successful product qualification campaign and customer delivery.

Mission Execution

Gravitics’ engineering team addresses all aspects of spacecraft and ground segment systems necessary to conduct mission operations, including payload integration, integrated vehicle testing, and on-orbit spacecraft operations.

Diversified Experience

Gravitics’ team members boast a broad range of experience with past positions of significant impact in notable aviation, launch, and spacecraft programs.

Past organizations and programs that shape Gravitics’ team’s experience include:

●	Airbus (Subcontractor) – A320, A321, A380 aircraft;
●	Airbus – Integrated Cargo Carrier;
●	Astrobotic Technology – Peregrine and Griffin landers;
●	Ball Aerospace – James Webb Telescope; WorldView 2, WorldView 3, Suomi NPP, and IXPE spacecraft;
●	Bell Textron – UH-1Y, AH-1Z, Bell 412, CV-22, MV-75 aircraft;
●	Blue Origin – New Glenn launch vehicle;
●	Bombardier Aerospace – CRJ200 aircraft;
●	Launcher/Vast Space – Orbiter spacecraft;
●	Masten Space Systems – Xombie and Xoie launch vehicles / landers;
●	NASA/Contractors – OSIRIS-Rex, Lucy, Europa Clipper, Emirates Mars Mission spacecraft; Mars Curiosity and Perseverance rovers;
●	Relativity – Terran 1 launch vehicle;
●	SpaceX – Falcon 9 and Starship launch vehicles; Cargo Dragon and Crewed Dragon spacecraft; Merlin engines and Draco thrusters;
●	SPACEHAB – Single/Double Logistics Module, Single/Double Research Module
●	Textron (subcontractor) – Scorpion Jet, Citation, and Caravan aircraft;
●	True Anomaly – Jackal spacecraft; Mosaic software platform;
●	United Launch Alliance – Atlas V and Vulcan launch vehicles;
●	Virgin Galactic – SpaceShipTwo spacecraft; WhiteKnightTwo aircraft;
●	Virgin Orbit – LauncherOne launch vehicle; Cosmic Girl carrier aircraft launch system; N3 and N4 engines;
●	Westland Helicopters – EH101 and Lynx aircraft; T800 engine;
●	Several classified programs

Gravitics’ emphasis on demonstrated past performance in its hiring and full product lifecycle ownership at Gravitics has enabled a remarkably high throughput while maintaining a low company headcount.

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Development, Commercialization and Mission Operations

Gravitics conducts most of its operations in Marysville, Washington. Gravitics’ corporate headquarters house its R&D capabilities with provisions to scale into production operations as Gravitics prepares for its customer contracts. Gravitics also has personnel strategically located near its U.S. government and commercial customers in Washington, D.C., Denver, Colorado, Los Angeles, California, and Houston, Texas. Gravitics’ believes its current footprint is ideal to balance facility leasing costs in early development, situate personnel near key government and commercial customers, and provision for production expansion with significant optionality.

Marysville Corporate Headquarters, Design, Development, and Commercialization Center, and Test Site

Gravitics’ corporate headquarters is located at 4150 152nd St NE Suite 102, Marysville, Washington 98271. Gravitics leases approximately 42,000 sq. ft. of office and manufacturing space. Gravitics’ lease expires in April 2029 and it has the option to extend the lease for up to five years thereafter. Gravitics has the right to lease an additional 147,000 square feet in this facility should its needs require.

Gravitics conducts its engineering, manufacturing development, subsystem testing, and other R&D in its corporate headquarters. This property is suitable for Gravitics’ metalworking, propulsion thruster testing, propellant and material characterization, power electronics development, large scale pressure testing for modules up to eight meters in diameter, clean room activities, integrated testing activities, and transport of Gravitics’ vehicles. Gravitics believes its current footprint and power capacity is sufficient for the first vehicles and spacecraft systems planned for Gravitics’ STRATFI contract and Golden Dome prime customer, as well as most of its first CLD cargo vehicle development.

Gravitics plans to perform its mission operations in the same facility, allowing Gravitics’ engineering, planned manufacturing, and mission operations to tightly coordinate throughout the entirety of its mission lifecycle. Necessary IT provisions including security and network backups are confirmed and ready to support Gravitics’ first orbital mission.

Other Facilities and Future Plans

In addition to Gravitics’ footprint, Gravitics benefits from access to its partners’ facilities including test facilities, reducing timelines and immediate direct capital expenditures during the development phase of some of its contracts.

Gravitics may lease or procure additional space, manufacturing volume, and/or a classified facility. Gravitics may expand its footprint in its current facility, in Denver, CO, Houston, TX, and Cape Canaveral, FL.

Human Capital

As of the date of this prospectus, Gravitics had 24 full-time employees and 7 independent contractors. Gravitics has augmented this team with an advisory board made up of five seasoned industry experts with broad experience.

Most of Gravitics’ employees are positioned at its company headquarters in Washington state, with others strategically located in Washington, D.C., Houston, Los Angeles, and Denver. Gravitics’ employees are not subject to collective bargaining agreements, and it maintains positive relationships with its workforce.

Gravitics’ strong culture of ownership and open collaboration across all levels of management has enabled its business success while maintaining tight control over headcount expenses.

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Culture

Gravitics prides itself on the extreme ownership and productivity that every member of the team demonstrates. Key to Gravitics’ success is its accountability and collaborative environment that transcends all levels of management, demonstrated in the following ways:

●	Accountability and Authority: All employees are evaluated on tangible output over hours worked or meetings attended. All employees are entrusted with decision making in their projects.
●	Values: Gravitics’ values are well defined and shape its decisions to hire, to fire, and to promote talent.
●	Flat organization: All employees have easy access to top company leadership. All managers are held to explicit individual results.
●	Fostered disagreement: All employees are encouraged to speak up and disagree with leadership. All employees are encouraged to challenge the assumptions of their peers and superiors.

These initiatives are demonstrated in Gravitics’ monthly programs review. Representatives from all teams of all programs are present, and all levels of leadership support. The stated goal of this review is to find mistakes and bad assumptions, and identification of these is celebrated. The team has grown comfortable challenging each other’s (and leadership’s) work to continually improve Gravitics’ solutions.

Talent & Excellence

Gravitics’ team members are incredibly talented and have repeatedly produced results that outsize the headcount.

Recruiting and Pipeline

Gravitics’ strong focus on individual ownership opportunities attracts intrinsically motivated individuals and is a key attribute Gravitics searches for in candidates. Gravitics offers competitive compensation packages, including salary pay that is comparable to large organizations, and an equity program for all employees that align incentives to company success.

Gravitics offers an internship program that focuses on practical experience in the full product lifecycle and leadership & communication skills. This program prepares a new generation of talent to join Gravitics and establishes local and national pipelines.

Across all levels of experience, from college graduates to seasoned industry experts, Gravitics seeks candidates who have demonstrated practical experience and full ownership in their prior projects, which is a strong predictor for success at Gravitics.

Retention and Development

Gravitics believes the strongest retention incentive for its employees is the full project ownership and variety of tasks each employee is entrusted with, including projects that continually deepen their core areas of expertise and expose them to unfamiliar responsibilities across the business.

Gravitics fosters workforce development with a focus on mentorship and via internal and external training resources provided to employees to support new skill development.

Gravitics expects all of its managers and leaders to hold themselves accountable to the team by communicating their actions and results, which inspires the team to also work hard, openly communicate across all teams, and pursue growth opportunities in areas of interest.

Health & Safety

Gravitics prioritizes the health and safety of its employees through comprehensive programs, compliance with applicable regulations, and a culture of focus on results, not hours, to enable flexibility for employees when personal situations arise outside of work.

Gravitics’ Stand Down Policy is firm: Anyone in the company is empowered to prevent or stand down an operation if they have a safety concern. This triggers an immediate focus on rapidly understanding the concern or issue, implementing corrections if needed, providing training as applicable, and communicating the concern and resolution before resuming. This commitment to safety is supported by the executive leadership team with continual reminders that everyone is empowered to stop an operation and to make improvements.

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Governmental Regulation

Gravitics is required to comply with a variety of governmental regulations, which could have a significant impact on its business, including its capital expenditures, earnings, and competitive position. Gravitics incurs or will incur costs to monitor and take actions to comply with governmental regulations that are or will be applicable to Gravitics’ business, including, among others, federal securities laws and regulations, applicable stock exchange requirements, economic sanctions and trade embargo laws, and restrictions and regulations of the U.S. Department of War, NASA and other government agencies in the United States.

Further, Gravitics’ business is subject to, and it must comply with, stringent U.S. import and export control laws, including ITAR and EAR. The ITAR generally restricts the export of hardware, software, technical data and services that have defense or strategic applications. The EAR similarly regulates the export of hardware, software, and technology that has commercial or ”dual-use” applications (i.e., for both military and commercial applications) or that have less sensitive military or space-related applications that are not subject to the ITAR. The regulations exist to advance the national security and foreign policy interests of the United States.

The U.S. government agencies responsible for administering the ITAR and the EAR have significant discretion in the interpretation and enforcement of these regulations. The agencies also have significant discretion in approving, denying, or conditioning authorizations to engage in controlled activities. Such decisions are influenced by the U.S. government’s commitments to multilateral export control regimes, particularly the Missile Technology Control Regime with respect to the spaceflight business. See “Risk Factors-Risks Related to Gravitics’ Business” for a discussion of material risks to Gravitics, including, to the extent material, to its competitive position, relating to governmental regulations. While there are no current regulatory matters that Gravitics expects to be material to its business, there can be no assurance that existing or future laws, regulations, and standards applicable to Gravitics’ operations will not lead to a material adverse impact on its business, results of operations, prospects, or financial condition. If new and more stringent government regulations are adopted, if industry oversight increases, or if Gravitics becomes subject to new international government regulations as a result of international expansion, Gravitics may incur significant expenses to comply with any new regulations or heightened industry oversight that are not addressed by its existing activities. See “Risk Factors-Risks Related to Gravitics’ Business- Gravitics’ business is subject to various regulatory risks that could adversely affect its operations.”

Corporate Information

Gravitics is currently a private company. It was incorporated in Delaware on May 7, 2021. Gravitics’ principal executive offices are located at 4150 152nd Street NE, Suite 102, Marysville, WA 98271, and its telephone number is 360-436-6033. Gravitics’ website address is www.gravitics.com. Information contained on, or that can be accessed through, Gravitics’ website is not incorporated by reference into this prospectus, and you should not consider information on Gravitics’ website to be part of this prospectus.

The Gravitics design logo, “Gravitics,” and our other common law trade names, trademarks, and service marks are the property of Gravitics.

GRAVITICS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which Gravitics’ management believes is relevant to an assessment and understanding of its results of operations and financial condition. The discussion should be read in conjunction with Gravitics’ unaudited condensed financial statements and its audited financial statements included elsewhere in this information statement/prospectus. This discussion contains forward-looking statements based upon Gravitics’ current expectations, estimates and projections, and involves numerous risks and uncertainties. Actual results may differ materially from those contained in any forward-looking statements due to, among other considerations, the matters discussed in the sections titled “Risk Factors — Risks Related to Gravitics’ Business” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

Gravitics, Inc. (“Gravitics”), a Delaware corporation, is engaged in the design, development and commercialization of large space structures, including orbital carriers, cargo logistics spacecraft, space station modules, and related engineering and technical services. Gravitics’ primary customer base consists of government entities and the commercial space industry. Gravitics was incorporated in the state of Delaware on May 7, 2021, and is headquartered in Marysville, Washington.

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Since inception, Gravitics has devoted substantially all of its efforts and financial resources to building its organization, including raising capital, conducting research and development, designing and manufacturing space structures for government and commercial customers, and providing general and administrative support for these operations. To date, Gravitics has funded its operations primarily with proceeds from the issuance of simple agreements for future equity (“SAFEs”), the sale of redeemable convertible preferred stock, the issuance of convertible promissory notes, and revenue with customers.

Gravitics generates revenue principally from fixed-price contracts for the design and manufacture of customized space structures and related services for U.S. government and commercial customers. Gravitics’ U.S. government contract with the U.S. Air Force Research Laboratory (“SpaceWERX”) was substantially completed in 2025. Gravitics’ primary commercial contract is a $125.0 million fixed-price contract with Axiom Space, Inc. (“Axiom”), a related party, for the design, manufacture, assembly, integration, testing, and delivery of a cargo vehicle compatible with berthing to Axiom’s commercial space station. Axiom is considered a related party because the lead investor in Axiom also serves as the lead investor of Gravitics and has board representation at both entities, enabling it to significantly influence the management and operating policies of both Gravitics and Axiom.

For the years ended December 31, 2025 and 2024, Gravitics’ net loss was $11.7 million and $9.0 million, respectively. As of December 31, 2025, Gravitics had cash and cash equivalents of $0.2 million and an accumulated deficit of $42.5 million. Substantially all of Gravitics’ net losses have resulted from costs incurred in connection with its research and development activities and general and administrative costs associated with its operations, as well as non-cash charges related to changes in the fair value of convertible promissory notes, SAFE liabilities, and warrant liabilities.

On March 6, 2026, Gravitics entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Non-Invasive Monitoring Systems, Inc., a publicly traded shell company, and Gravitics Merger Sub, Inc., a wholly owned subsidiary of Non-Invasive Monitoring Systems. Pursuant to the Merger Agreement, Merger Sub will merge with and into Gravitics, with Gravitics surviving as a wholly owned subsidiary of Non-Invasive Monitoring Systems (the “Merger”). The transaction is expected to be accounted for as a reverse recapitalization, with Gravitics treated as the accounting acquirer. At the effective time of the Merger, all outstanding shares of Gravitics’ capital stock will be converted into shares of Non-Invasive Monitoring Systems common stock, such that Gravitics’ stockholders will hold not less than 95.5% of the total post-merger equity. All outstanding stock options and warrants of Gravitics will be exchanged for equivalent instruments of the post-merger entity. Closing of the Merger is expected on or before June 30, 2026 and is subject to customary conditions, including regulatory approvals, stockholder approvals by both companies, effectiveness of a registration statement on Form S-4, and readiness of the public offering.

Components of Results of Operations

Revenue

Gravitics generates revenue from fixed-price contracts for the design and manufacture of customized space structures and related services. Revenue is recognized over time using the cost-to-cost input method, which measures progress toward complete satisfaction of performance obligations based on costs incurred to date relative to total estimated costs at completion.

Gravitics’ revenue is derived from two customer types: (i) U.S. government contracts and (ii) commercial contracts. Gravitics’ U.S. government contract with SpaceWERX was substantially completed in 2025. Gravitics’ primary commercial revenue is derived from its contract with Axiom, which has a total transaction price of $125.0 million; however, the contract is terminable by the customer for convenience at any time prior to completion of the Critical Design Review milestone.

Cost of Revenue

Cost of revenue consists primarily of direct labor, materials, subcontractor costs, and allocated overhead costs incurred in the performance of Gravitics’ revenue-generating contracts.

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Research and Development Expense

Research and development expenses consist primarily of wages, software, and contracted services associated with engineering and product development activities. Gravitics expects that its research and development expenses will continue to increase in future periods as it advances its technology platform and develops new products and capabilities.

General and Administrative Expense

General and administrative expenses consist primarily of personnel costs, including stock-based compensation for executive, finance, and administrative functions, professional fees for legal, accounting, and consulting services, insurance, and other administrative expenses. Gravitics expects that its general and administrative expenses will increase in future periods as it expands its corporate infrastructure to support the growth of its business and incurs additional costs associated with operating as a public company following the closing of the Merger, including expenses related to compliance with SEC and Nasdaq requirements, director and officer liability insurance, investor relations, and other expenses that Gravitics did not incur as a private company.

Change in Fair Value of SAFE Liabilities

Gravitics has issued SAFEs to various investors that are classified as liabilities and measured at fair value under the fair value option pursuant to ASC 825. The SAFE liabilities are subject to remeasurement at each balance sheet date, with changes in fair value recognized in other income (expense) in the statements of operations.

Change in Fair Value of Convertible Promissory Notes

Gravitics’ convertible promissory notes are measured at fair value under the fair value option pursuant to ASC 825. Changes in fair value, inclusive of stated interest, are recognized in other income (expense) in the statements of operations.

Change in Fair Value of Warrant Liabilities

Gravitics’ liability-classified warrants are measured at fair value on a recurring basis. Changes in fair value are recognized in other income (expense) in the statements of operations.

Other Income (Expense), Net

Other income (expense), net primarily consists of miscellaneous income items.

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Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes Gravitics’ results of operations for the years ended December 31, 2025 and 2024 (in thousands):

	For the Years Ended December 31,
	2025	2024	Change
Revenue	$1,044	$2,610	$(1,566)	-60%
Operating expenses:
Cost of revenue	867	2,339	(1,472)	-63%
Research and development	3,457	2,124	1,333	63%
General and administrative	5,723	4,942	781	16%
Total operating expenses	10,047	9,405	642	7%
Loss from operations	(9,003)	(6,795)
Other income (expense):
Change in fair value of SAFE liabilities	1,159	(1,108)	2,267	-205%
Change in fair value of convertible promissory notes	(1,858)	(1,246)	(612)	49%
Change in fair value of warrant liabilities	(1,985)	(87)	(1,898)	2182%
Gain on extinguishment of unsecured promissory note	-	186	(186)	-100%
Other income (expense), net	(12)	2	(14)	-700%
Total other expense, net	(2,696)	(2,253)	(443)	20%
Net loss	$(11,699)	$(9,048)	$(2,651)	29%

Revenue

Revenue was $1.0 million for the year ended December 31, 2025, compared to $2.6 million for the year ended December 31, 2024, a decrease of $1.6 million, or 60%. The decrease was primarily driven by a $1.3 million reduction in commercial revenue as Gravitics incurred a lower proportion of total estimated contract costs during 2025 under its contract with Axiom, reflecting the timing of project milestones and work performed during the year relative to 2024. The remaining $0.3 million decrease in revenue was attributable to lower U.S. government revenue as Gravitics’ $1.7 million SpaceWERX contract progressed toward completion during 2025, resulting in a lower level of costs incurred and revenue recognized compared to 2024. Revenue from U.S. government contracts was $0.7 million and $1.0 million for the years ended December 31, 2025 and 2024, respectively. Revenue from commercial contracts was $0.3 million and $1.6 million for the years ended December 31, 2025 and 2024, respectively.

Cost of Revenue

Cost of revenue was $0.9 million for the year ended December 31, 2025, compared to $2.3 million for the year ended December 31, 2024, a decrease of $1.5 million, or 63%. The decrease was consistent with the decline in revenue and was driven by lower direct costs associated with reduced contract activity during the year ended December 31, 2025.

Research and Development Expense

Research and development expenses were $3.5 million for the year ended December 31, 2025, compared to $2.1 million for the year ended December 31, 2024, an increase of $1.3 million, or 63%. The increase was primarily attributable to expanded engineering and product development activities as Gravitics continued to invest in the design and development of its space structures technology platform, including increased wages, contracted services, and software costs.

General and Administrative Expense

General and administrative expenses were $5.7 million for the year ended December 31, 2025, compared to $4.9 million for the year ended December 31, 2024, an increase of $0.8 million, or 16%. The increase was primarily attributable to increased professional fees and consulting costs, which increased $0.5 million to $1.1 million for the year ended December 31, 2025 as Gravitics expanded its corporate infrastructure in preparation for the Merger and operation as a public company, as well as higher personnel-related costs.

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Change in Fair Value of SAFE Liabilities

Gravitics recognized a gain on the change in fair value of SAFE liabilities of $1.2 million for the year ended December 31, 2025, compared to a loss of $1.1 million for the year ended December 31, 2024. The gain during the year ended December 31, 2025 was primarily driven by an increase in the estimated fair value of the Company’s equity to approximately $111.8 million as of December 31, 2025 as compared to approximately $30.6 million as of December 31, 2024, reflecting the pricing of Gravitics’ anticipated Series A preferred stock financing on a more diluted capitalization basis than previously estimated. The effect of a higher estimated equity valuation as of December 31, 2025 was partially offset by the impact of $3.6 million in new SAFE issuances during 2025, primarily to entities affiliated with Type One Ventures, a related party. The loss in 2024 was driven by an increase in the SAFE fair values resulting from a lower estimated equity valuation as of December 31, 2024 and new issuances of $3.1 million during 2024.

Change in Fair Value of Convertible Promissory Notes

The change in fair value of convertible promissory notes was a loss of $1.9 million for the year ended December 31, 2025, compared to a loss of $1.2 million for the year ended December 31, 2024, an increase in loss of $0.6 million, or 49%. The increase was primarily driven by a significant increase in the estimated fair value of the Company’s equity to approximately $111.8 million as of December 31, 2025 as compared to approximately $30.6 million as of December 31, 2024, reflecting the pricing of Gravitics’ anticipated Series A preferred stock financing on a more diluted capitalization basis than previously estimated. In February 2025, Gravitics failed to make required interest payments within the contractual cure period under two of its convertible note agreements, constituting an Event of Default. While Gravitics subsequently cured the February 2025 payments, it ceased making cash interest payments beginning in August 2025, and the Event of Default remained outstanding and uncured as of December 31, 2025. Under the terms of the notes, the Event of Default triggered an increase in the contractual interest rate to the maximum legally permitted rate in the State of Delaware, resulting in $0.2 million of incremental default interest during 2025. The Event of Default also entitled the noteholders to additional warrants as discussed below under “Change in Fair Value of Warrant Liabilities”. The change in fair value is inclusive of stated interest, including paid-in-kind interest and default interest, on the convertible notes.

Change in Fair Value of Warrant Liabilities

The change in fair value of warrant liabilities was a loss of $2.0 million for the year ended December 31, 2025, compared to a loss of $0.1 million for the year ended December 31, 2024. The increase was primarily attributable to (i) the issuance of the Default Warrants in connection with an Event of Default under convertible notes, which were valued at $1.0 million at issuance, and (ii) a significant increase in the estimated fair value of the Company’s equity to approximately $111.8 million as of December 31, 2025 as compared to approximately $30.6 million as of December 31, 2024, reflecting the pricing of Gravitics’ anticipated Series A preferred stock financing on a more diluted capitalization basis than previously estimated. which increased the fair value of all outstanding liability-classified warrants due to their variable share settlement features.

Gain on Extinguishment of Debt

There was no gain on extinguishment of debt for the year ended December 31, 2025. For the year ended December 31, 2024, Gravitics recognized a gain of $0.2 million in connection with the modification and conversion of an Unsecured Promissory Note into Series Seed-I preferred stock and common stock.

Liquidity and Capital Resources

Sources of Liquidity

Gravitics has incurred net losses and negative cash flows from operations since inception and anticipates that it will continue to incur net losses for the foreseeable future.

To date, Gravitics has funded its operations primarily through the issuance of SAFEs, the sale of redeemable convertible preferred stock, the issuance of convertible promissory notes, and revenue with customers. As of December 31, 2025, Gravitics had $0.2 million in cash and cash equivalents, a working capital deficit of $10.0 million, and an accumulated deficit of $42.5 million. As of December 31, 2024, Gravitics had $0.9 million in cash and cash equivalents, a working capital deficit of $0.1 million, and an accumulated deficit of $30.8 million.

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Gravitics’ current capital resources will not be sufficient to fund operations through at least the next twelve months from the issuance date of Gravitics’ audited financial statements included in this proxy statement/prospectus. These factors, individually and collectively, raise substantial doubt about Gravitics’ ability to continue as a going concern. Gravitics’ financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should Gravitics be unable to continue as a going concern. Gravitics’ future viability is dependent on its ability to generate cash from operating activities or to raise additional capital to finance its operations. There is no assurance that Gravitics will succeed in obtaining sufficient funding on terms acceptable to Gravitics to fund continuing operations, if at all.

In January 2026, Gravitics sold 337,540 shares of Series A-1 redeemable convertible preferred stock at a price of $4.89 per share for gross proceeds of $1.7 million and further sold 2,240,041 shares of Series A-1 redeemable convertible preferred stock at a price of $4.89 per share for gross proceeds of $10.9 million in a subsequent closing in January and February 2026. Total gross proceeds of the Series A-I Closing are inclusive of $4.9 million received from existing investors. The sale of its Series A-1 redeemable convertible preferred stock constituted an equity financing under SAFE and convertible promissory note agreements. See the “Contractual Obligations” section below for discussion of the resulting satisfaction and settlement of Gravitics SAFE liabilities and convertible promissory notes. There can be no assurance that the public offering will be completed on the terms contemplated, or at all. If the public offering is consummated, Gravitics believes, it will have sufficient cash to sustain its operating expenses and capital expenditure requirements for at least the next twelve months from the date of this proxy statement/prospectus. However, Gravitics has based this estimate on assumptions that may prove to be wrong, and its operating plan may change as a result of many factors currently unknown to Gravitics. In addition, changing circumstances could cause Gravitics to consume capital significantly faster than it currently anticipates, and Gravitics may need to spend more than currently expected because of circumstances beyond its control.

Cash Flows

The following table shows a summary of Gravitics’ cash flows for the periods indicated (in thousands):

	Year Ended December 31,
	2025	2024
Cash used in operating activities	$(6,024)	$(5,822)
Cash used in investing activities	(38)	(71)
Cash provided by financing activities	5,382	3,057
Net decrease in cash and cash equivalents	$(680)	$(2,836)

Cash Flows from Operating Activities

During the year ended December 31, 2025, Gravitics used $6.0 million of net cash in operating activities. Cash used in operating activities reflected Gravitics’ net loss of $11.7 million and $0.4 million of cash interest payments on convertible notes, partially offset by non-cash adjustments of $4.8 million and changes in operating assets and liabilities of $1.3 million. Non-cash adjustments primarily consisted of $2.0 million for the change in fair value of warrant liabilities, $1.9 million for the change in fair value of convertible promissory notes, $1.4 million of stock-based compensation, and $0.5 million of change in right-of-use assets, partially offset by a $1.2 million gain on the change in fair value of SAFE liabilities. Changes in operating assets and liabilities were driven primarily by a $1.3 million increase in accounts payable, a $0.3 million increase in accrued expenses, a $0.2 million increase in deferred revenues, and a $0.2 million decrease in unbilled revenues, partially offset by a $0.4 million decrease in operating lease liabilities and a $0.2 million increase in prepaid expenses.

During the year ended December 31, 2024, Gravitics used $5.8 million of net cash in operating activities. Cash used in operating activities reflected Gravitics’ net loss of $9.0 million and $0.7 million of cash interest payments on convertible notes, partially offset by non-cash adjustments of $4.5 million and changes in operating assets and liabilities of $(0.5) million. Non-cash adjustments primarily consisted of $1.5 million of stock-based compensation, $1.2 million for the change in fair value of convertible promissory notes, $1.1 million for the change in fair value of SAFE liabilities, and $0.5 million of change in right-of-use assets, partially offset by a $0.2 million gain on extinguishment of debt. Changes in operating assets and liabilities were primarily driven by a $0.3 million decrease in operating lease liabilities, a $0.2 million increase in accrued expenses, a $0.2 million increase in unbilled revenues, and a $0.1 million increase in prepaid expenses, partially offset by a $0.4 million increase in accounts payable.

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Cash Flows from Investing Activities

During the years ended December 31, 2025 and 2024, cash used in investing activities was de minimis and related to purchases of property and equipment.

Cash Flows from Financing Activities

During the year ended December 31, 2025, Gravitics received $5.4 million of net cash from financing activities, consisting of $3.7 million in proceeds from the issuance of SAFE instruments and pre-funded warrants, $1.7 million in proceeds from advance subscriptions related to the planned Series A preferred stock financing, $0.2 million in proceeds from short-term borrowings, partially offset by $0.1 million in repayments of short-term borrowings.

During the year ended December 31, 2024, Gravitics received $3.1 million of net cash from financing activities, attributable entirely to proceeds from the issuance of SAFE instruments.

Funding Requirements

Gravitics expects to devote substantial financial resources to its ongoing and planned activities, particularly as it continues to perform under its contract with Axiom, advances the design and development of its space structures technology platform, and expands its operations.

Gravitics expects its expenses to increase substantially in connection with its ongoing activities. In particular, upon the closing of the Merger, Gravitics expects to incur additional costs associated with operating as a public company, including significant legal, audit, accounting, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer liability insurance, investor relations costs, and other expenses that Gravitics did not incur as a private company. Accordingly, Gravitics will need to obtain substantial additional funding in connection with its continuing operations. If Gravitics is unable to raise capital or obtain adequate funds when needed or on acceptable terms, it may be required to delay, limit, reduce, or terminate its product development programs or other operations.

Gravitics’ future capital requirements will depend on many factors, including:

●	the scope, timing, progress, and costs of its contract performance obligations, including the Axiom cargo vehicle contract;
●	the costs of continued research and development activities related to its space structures technology platform;
●	the costs of establishing and maintaining manufacturing capabilities and supplier relationships;
●	the revenue, if any, received from existing and future contracts;
●	the cost and timing of attracting, hiring, and retaining skilled personnel to support operations and continued growth;
●	the costs of implementing operational, financial, and management systems;
●	the costs associated with operating as a public company; and
●	the costs of preparing, filing, and prosecuting patent applications, maintaining and enforcing intellectual property rights, and defending intellectual property-related claims.

To the extent that Gravitics raises additional capital through the sale of equity or convertible debt securities, stockholders’ ownership interest will be diluted, and the terms of those securities may include liquidation or other preferences that adversely affect stockholders’ rights. Debt financing, if available, would increase Gravitics’ fixed payment obligations and may involve agreements that include covenants limiting or restricting Gravitics’ operations and ability to take specific actions.

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Contractual Obligations

As of December 31, 2025, Gravitics had the following material contractual obligations:

●	Operating lease obligations: Gravitics has a noncancellable operating lease for its office and manufacturing facility with a remaining term ending in 2029. Total future minimum lease payments are $2.0 million, of which $0.6 million is due within the next twelve months.
●	Short-term borrowings: As of December 31, 2025, Gravitics had $0.4 million in outstanding short-term borrowings, including $44,970 due to related parties, $27,857 due to an employee, and $0.3 million due to an unrelated third party that is payable on demand. All short-term related party and employee loans were repaid in the first quarter of 2026.
●

SAFEs: As of December 31, 2025, Gravitics had outstanding SAFEs with an aggregate fair value of $10.1 million, measured under the fair value option. The SAFEs did not bear interest and had no stated maturity date. The SAFEs provided for automatic conversion into shares of redeemable convertible preferred stock upon an equity financing and, upon a liquidity event, entitle holders to the greater of the original purchase amount or a share-based payment. In January 2026, Gravitics completed its Series A preferred stock financing, which constituted an equity financing under the SAFE agreements. In connection with the Series A-I Closing, all outstanding SAFEs converted into 1,373,131 shares of Series A-I redeemable convertible preferred stock at a conversion price of $4.89 per share, and 738,035 shares of Series A-II redeemable convertible preferred stock at a conversion price of $4.75 per share. The SAFE liabilities of $10.1 million as of December 31, 2025 were fully satisfied and settled as a result of the conversion.

●

Convertible promissory notes: Gravitics had four outstanding convertible promissory notes with an aggregate principal and interest balance of $5.3 million, each bearing interest at 18% per annum and maturing on October 31, 2026. These notes were measured at fair value under the fair value option, and the aggregate estimated fair value as of December 31, 2025 was $5.7 million. In January 2026, Gravitics completed its Series A preferred stock financing, which constituted a next equity financing under the convertible note agreements. In connection with the Series A-I Closing, and the signing of the Merger Agreement on March 6, 2026, all outstanding convertible promissory notes and accrued interest, inclusive of $0.6 million of default interest, converted into 122,744 shares of Series A-I redeemable convertible preferred stock at a conversion price of $4.89 per share, and 1,121,204 shares of Series A-III redeemable convertible preferred stock at a conversion price of $4.60 per share. The convertible promissory note liabilities of $5.7 million as of December 31, 2025 were fully satisfied and settled as a result of the conversion.

Critical Accounting Policies and Significant Judgments and Estimates

Gravitics’ management’s discussion and analysis of its financial condition and results of operations are based on its financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of the financial statements requires Gravitics to make estimates and judgments that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities in its financial statements, as well as the reported amounts of revenues, expenses, and losses during the reporting periods. Gravitics bases its estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While Gravitics’ significant accounting policies are described in more detail in Note 3 to its audited financial statements included elsewhere in this proxy statement/prospectus, Gravitics believes the following accounting policies are the most critical to the judgments and estimates used in the preparation of its financial statements.

Fair Value of SAFE Liabilities

Gravitics had issued SAFEs to various investors that are classified as liabilities and measured at fair value under the fair value option pursuant to ASC 825. As of December 31, 2025 and 2024, the aggregate fair value of SAFE liabilities was $10.1 million and $7.7 million, respectively.

The fair value of the SAFEs was estimated using a probability-weighted scenario analysis combined with a Black-Scholes option pricing model. Under this approach, three potential settlement outcomes are modeled for each SAFE: (i) an equity financing, in which the SAFEs automatically convert into shares of redeemable convertible preferred stock; (ii) a liquidity event, in which the SAFEs convert into the greater of the cash-out amount or a share-based payment; and (iii) a dissolution event, in which SAFE holders receive a pro rata portion of remaining proceeds.

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The significant inputs used in the Level 3 fair value measurement include equity valuation, equity volatility, discount rate, expected term to settlement events, and the probability weighting assigned to each settlement scenario. As of December 31, 2025, Gravitics assigned an 85% probability to an equity financing expected to close by February 2026, a 12.5% probability to a liquidity event, and a 2.5% probability to a dissolution event. These estimates are inherently uncertain and require significant management judgment. Future changes in fair value will depend on, among other factors, Gravitics’ operating performance, market conditions, the terms and timing of any equity financing, and developments relating to the Merger. Actual results may differ materially from these estimates if outcomes deviate from Gravitics’ assumptions. Refer to Note 7 to Gravitics’ audited financial statements included elsewhere in this proxy statement/prospectus for additional information.

Fair Value of Convertible Promissory Notes

Gravitics’ convertible promissory notes were measured at fair value under the fair value option pursuant to ASC 825. As of December 31, 2025 and 2024, the aggregate fair value of the convertible promissory notes was $5.7 million and $4.2 million, respectively.

The fair values were determined using a probability-weighted scenario analysis and a Black-Scholes option pricing model for the embedded conversion feature. The valuation models four possible outcomes: (1) an equity financing event, (2) a corporate transaction, (3) repayment at maturity, and (4) dissolution. The bond component was valued using a discounted cash flow approach, and the conversion feature is valued as a call option using the Black-Scholes model.

Key inputs include the equity valuation, equity volatility, discount rate, expected term, and scenario probabilities. These estimates involved significant judgment and were inherently uncertain. Refer to Note 7 to Gravitics’ audited financial statements included elsewhere in this proxy statement/prospectus for additional information.

Fair Value of Warrant Liabilities

Gravitics’ liability-classified warrants entitle holders to a variable number of shares of common stock equal to a specified percentage of Gravitics’ fully diluted equity. The warrants are classified as liabilities under ASC 815-40 as they fail the indexation test and are measured at fair value each reporting period. As of December 31, 2025 and 2024, the aggregate fair value of the warrant liabilities was $2.9 million and $0.9 million, respectively.

The fair value is determined using an intrinsic value method, computed as the product of the indicated number of warrant shares (based on the applicable equity ownership percentage and the fully diluted capitalization) and the concluded common stock value per share at the measurement date. Key inputs include the equity valuation and the fully diluted capitalization. Changes in the equity value of Gravitics or changes in the fully diluted capitalization will result in corresponding changes in the fair value of the warrant liabilities. Refer to Note 7 to Gravitics’ audited financial statements included elsewhere in this proxy statement/prospectus for additional information.

Revenue Recognition - Cost-to-Cost Method

Gravitics recognizes revenue from its fixed-price contracts over time using the cost-to-cost input method. Under this method, revenue is recognized based on costs incurred to date relative to total estimated costs at completion. This method requires Gravitics to make significant estimates regarding total costs to complete each contract, which are updated periodically based on the most current information available. Changes in estimated total costs at completion are recognized on a cumulative catch-up basis in the period in which the change in estimate is identified. If current estimates indicate a loss is expected on a contract, the entire anticipated loss is recognized in the period in which the loss becomes evident. No contract losses were recognized during the years ended December 31, 2025 and 2024.

The estimation of total costs to complete, particularly for long-term contracts such as the Axiom cargo vehicle contract, involves significant judgment and is subject to variability as the scope and technical complexity of the work evolves. Changes in these estimates could have a material impact on the timing and amount of revenue recognized in future periods.

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Stock-Based Compensation

Gravitics measures stock-based awards at their grant-date fair value and recognizes compensation expense on a straight-line basis over the vesting period. For the years ended December 31, 2025 and 2024, Gravitics recognized stock-based compensation expense of $1.4 million and $1.5 million, respectively.

Because Gravitics’ common stock was not publicly traded through December 31, 2025, the fair value of its common stock was determined by its board of directors with input from management, considering contemporaneous independent third-party valuations. The fair value of stock options is estimated using the Black-Scholes option pricing model, which requires the input of assumptions including expected volatility (estimated using a group of comparable publicly traded aerospace and defense companies), expected term (using the simplified method), risk-free interest rate, and expected dividend yield. If any of these assumptions change significantly, stock-based compensation expense for future awards may differ materially from the amounts previously recognized.

Following the closing of the Merger and the establishment of a public trading market for Gravitics’ common stock, it will no longer be necessary for Gravitics’ board of directors to estimate the fair value of its common stock, as the fair value will be determined based on the trading price of the common stock.

Related Party Transactions

Gravitics’ significant related party transactions include the following:

●	Axiom Space, Inc.: Gravitics’ largest revenue contract, a $125.0 million fixed-price contract, is with Axiom, which is considered a related party because Type One Ventures, the lead investor in Axiom, also serves as the lead investor of Gravitics and has board representation at both entities. Revenue from the Axiom contract was $0.3 million and $1.6 million for the years ended December 31, 2025 and 2024, respectively.
●	Type One Ventures (SAFE and Convertible Note Investor): Entities affiliated with Type One Ventures, whose representative serves as a member of Gravitics’ board of directors, are significant investors in Gravitics’ SAFE instruments and hold a related party convertible promissory note and related party warrants. As of December 31, 2025, related party SAFE liabilities totaled $4.5 million and related party convertible promissory notes had a fair value of $0.8 million, and related party warrant liabilities had a fair value of $0.2 million.
●	Short-term related party loans: During 2025, Gravitics received short-term, non-interest-bearing loans from its Chief Executive Officer, Shareholder, and Director and its Cofounder, Chief Marketing Officer, and Shareholder totaling $0.1 million, of which $44,970 remained outstanding as of December 31, 2025. All amounts were subsequently repaid in the first quarter of 2026.

Recent Accounting Pronouncements

See Note 3 to Gravitics’ audited financial statements included elsewhere in this proxy statement/prospectus for a description of recent accounting pronouncements applicable to its financial statements.

Off-Balance Sheet Arrangements

Gravitics does not have any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Gravitics does not engage in off-balance sheet financing arrangements. Gravitics therefore believes that it is not materially exposed to any financing, liquidity, market, or credit risk that could arise if it had engaged in these relationships.

Quantitative and Qualitative Disclosures About Market Risk

Gravitics is exposed to market risks in the ordinary course of its business. These risks primarily include interest rate risk and credit risk.

Interest rate risk

Gravitics’ exposure to interest rate risk is limited. Gravitics’ convertible promissory notes bear fixed interest rates. Gravitics’ operating lease obligation carries a fixed discount rate. Gravitics’ interest-earning assets consist of cash held in checking and money market accounts. A hypothetical increase or decrease of 100 basis points in interest rates would not have a material impact on Gravitics’ financial statements.

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Credit risk

Gravitics deposits cash and cash equivalents with high credit quality financial institutions in the United States. These deposits may, from time to time, exceed the federally insured amounts. Gravitics has not experienced any losses in such accounts and does not believe it is exposed to significant credit risk. Gravitics’ revenue is concentrated among a small number of customers. For the years ended December 31, 2025 and 2024, two customers accounted for substantially all of Gravitics’ revenue.

PRINCIPAL STOCKHOLDERS OF NON-INVASIVE MONITORING SYSTEMS, INC.

The following table and notes thereto set forth certain information with respect to the beneficial ownership of the Non-Invasive Monitoring Systems Common Stock as of the date of this prospectus, except as otherwise noted, by (i) each person who is known to Non-Invasive Monitoring Systems to beneficially own more than 5% of the outstanding shares of Non-Invasive Monitoring Systems Common Stock; (ii) each of Non-Invasive Monitoring Systems’ named executive officers, (iii) each of Non-Invasive Monitoring Systems’ directors; and (iv) all of Non-Invasive Monitoring Systems’ executive officers and directors as a group. Except as otherwise indicated, each stockholder named below has sole voting and investment power with respect to the shares of Non-Invasive Monitoring Systems Common Stock beneficially owned.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o Non-Invasive Monitoring Systems, Inc., 4400 Biscayne Blvd., Suite 180, Miami, Florida 33137. As of the date of this prospectus, there were 154,810,655 shares of Non-Invasive Monitoring Systems Common Stock outstanding. In computing the number of shares of Non-Invasive Monitoring Systems Common Stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of Non-Invasive Monitoring Systems Common Stock subject to stock options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of the date of this prospectus. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Common Stock
		Percentage of
	Shares	Shares
	Beneficially	Beneficially
Name of Beneficial Owner(1)	Owned(2)	Owned(3)
5% Stockholders
Frost Gamma Investments Trust(4)	54,690,325	35.3%
Hsu Gamma Investments, L.P.(5)	24,553,660	15.9%
Named Executive Officers and Directors
Jane H. Hsiao, Ph.D., Chairman of the Board and Interim CEO(6)	43,455,734	28.1%
Phillip Frost, M.D.(7)	54,690,325	35.3%
Subbarao V. Uppaluri, Ph.D., Director(8)	-	*
James J. Martin, Director and Chief Financial Officer	25,000	*
Adam Logal	-	*
All Executive Officers and Directors as a Group (5 persons)(9)	98,271,060	63.5%

*Less than one percent.

(1)	The mailing address of each 5% beneficial holder listed is 4400 Biscayne Blvd., Miami, Florida 33137.
(2)	A person is deemed to be the beneficial owner of common stock and preferred stock that can be acquired by such person within 60 days from December 31, 2025 upon exercise of option and warrants, or through the conversion of convertible preferred stock.

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(3)	Based on 154,810,655 shares of common stock issued and outstanding as of December 31, 2025. Each beneficial owner’s percentage ownership is determined by assuming that options and warrants that are held by such person (but not those held by any other person) and that are exercisable within 60 days from the date hereof have been exercised and that any convertible secured stock held by such person (but no other person) has been converted into common stock.
(4)	Dr. Phillip Frost is the trustee and Frost Gamma, Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma, Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(5)	Dr. Jane Hsiao is the general partner of Hsu Gamma Investments, L.P.
(6)	Common stock holdings include 24,553,660 shares of common stock held by Hsu Gamma Investments, L.P. and 2,150,000 common stock held by Chin Hsiung Hsiao Family Trust A. Dr. Jane Hsiao is trustee of the Chin Hsiung Hsiao Family Trust A. and Dr. Jane Hsiao is the general partner of Hsu Gamma Investments, L.P.
(7)	Includes beneficial ownership of shares held by Frost Gamma Investments Trust.
(8)	Dr. Uppaluri resigned from the Board effective August 28, 2025.
(9)

PRINCIPAL STOCKHOLDERS OF GRAVITICS

The following table and notes thereto set forth certain information with respect to the beneficial ownership of the Gravitics Common Stock as of the date of this prospectus, except as otherwise noted, by (i) each person who is known to Gravitics to beneficially own more than 5% of the outstanding shares of Gravitics Common Stock; (ii) Gravitics’ Chief Executive Officer and Chief Financial Officer; (iii) each of Gravitics’ directors; and (iv) all of Gravitics’ executive officers and directors as a group. Except as otherwise indicated, each stockholder named below has sole voting and investment power with respect to the shares of Gravitics Common Stock beneficially owned.

As of the date of this prospectus, there were [●] shares of Gravitics Common Stock outstanding (reflecting total issued and outstanding shares of Gravitics Preferred Stock on an as-converted basis). In computing the number of shares of Gravitics Common Stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of Gravitics Common Stock subject to stock options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of the date of this prospectus. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

		Percentage of
	Shares	Shares
	Beneficially	Beneficially
	Owned	Owned
Name of Beneficial Owner (1)
5% Stockholders
New Dawn Investments LLC(2)	4,000,000	15.64%
Type One Ventures(3)	5,268,580	20.60%
Nam Gravitics LLC(4)	3,277,089	12.82%
Named Executive Officers and Directors
Colin Doughan(5)	4,000,000	15.64%
Sundeep Kumar(6)	722,000	2.82%
James J. Martin	-	-
Andrew Jones(7)	66,667	* %
Michael Bowker(8)	40,000	* %
Michael DeRosa(9)	902,500	3.52%
Tarek Waked(10)	5,340,580	20.60%
Nicholas Shekerdemian(11)	1, 276,136	4.99%
All Executive Officers and Directors as a Group ([●] persons)	12,347,833	47.57%

*Less than one percent.

(1) Unless otherwise noted, the address for each beneficial holder is c/o Gravitics, Inc., 4150 152nd Street NE, Suite 102, Marysville, WA 98271.

(2) Consists of 4,000,000 shares of common stock held by New Dawn Investments LLC. Colin Doughan has voting power and can be deemed the beneficial holder of the shares of common stock held by New Dawn Investments LLC. The business address for New Dawn Investment LLC is 84 Ortega Court, Erie, CO 80516.

(3) Consists of (i) 694,673 shares of Gravitics Common Stock held by Type One Ventures and its affiliates and (ii) 4,573,907 shares of Gravitics Stock issuable upon conversion of Gravitics Preferred Stock held by Type One Ventures and its affiliates. Type One Ventures is the managing member of each of its affiliates and, in such capacity, may be deemed to have voting and dispositive power over the securities held by each affiliate. Tarek Waked is the General Partner of Type One Ventures and may be deemed to have voting and dispositive power over, and therefore beneficial ownership of, the securities held by each of Type One Venture’s affiliates. Each of Type One Ventures and Tarek Waked disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The business address for Type One Ventures is 22619 Pacific Coast Hwy, Malibu, CA 90265.

(4) Consists of 3,277,089 shares of Gravitics Common Stock issuable upon conversion of Gravitics Preferred Stock held by Nam Gravitics LLC and its affiliates (“NAM Gravitics”). NAM Gravitics is the managing member of each of its affiliates and, in such capacity, may be deemed to have voting and dispositive power over the securities held by each affiliate. Igal Namdar is the General Partner of NAM Gravitics and may be deemed to have voting and dispositive power over, and therefore beneficial ownership of, the securities held by each of NAM Gravitics’ affiliates. Each of NAM Gravitics and Igal Namdar disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The business address for NAM Gravitics is 150 Great Neck Rd #304, Great Neck, NY 11021.

(5) Consists of 4,000,000 shares of common stock held by New Dawn Investments LLC. Colin Doughan has voting power and can be deemed the beneficial holder of the shares of common stock held by New Dawn Investments LLC. The business address for New Dawn Investment LLC is 84 Ortega Court, Erie, CO 80516.

(6) Consists of 722,000 shares of Gravitics Common Stock issuable upon exercise of 722,000 options issued pursuant to the 2022 Plan.

(7) Consists of 66,667 shares of Gravitics Common Stock issuable upon exercise of 66,667 options issued pursuant to the 2022 Plan.

(8) Consists of 40,000 shares of Gravitics Common Stock issuable upon exercise of 40,000 options issued pursuant to the 2022 Plan.

(9) Consists of (i) 2,500 shares of Gravitics Common Stock issuable upon exercise of 2,500 options issued pursuant to the 2022 Plan and (ii) 900,000 shares of Gravitics Common Stock held by Smallstars LLC. Mike DeRosa is the sole owner of Smallstars LLC and can be deemed to be the beneficial holder. The business address for Smallstars LLC is 21903 55th ave West, Mountlake Terrace, WA 98043.

(10) Consists of (i) 72,000 shares of Gravitics Common Stock issuable upon exercise of 72,000 options issued pursuant to the 2022 Plan and held by Tarek Waked, (ii) 694,673 shares of Gravitics Common Stock held by Type One Ventures and its affiliates and (ii) 4,573,907 shares of Gravitics Stock issuable upon conversion of Gravitics Preferred Stock held by Type One Ventures and its affiliates. Type One Ventures is the managing member of each of its affiliates and, in such capacity, may be deemed to have voting and dispositive power over the securities held by each affiliate. Tarek Waked is the General Partner of Type One Ventures and may be deemed to have voting and dispositive power over, and therefore beneficial ownership of, the securities held by each of Type One Venture’s affiliates. Each of Type One Ventures and Tarek Waked disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The business address for Type One Ventures is 22619 Pacific Coast Hwy, Malibu, CA 90265.

(11) Consists of (i) 72,000 shares of Gravitics Common Stock held by The Venture Collective LLC, (ii) 949,030 shares of Gravitics Common Stock issuable upon conversion of shares of Gravitics Preferred Stock held by TVC Momentum Fund I, LP, and (iii) 255,706 shares of Gravitics Common Stock issuable upon exercise of warrants held by TVC Momentum Fund I, LP. Nicholas Shekerdemian has sole voting power over the securities held by The Venture Collective LLC and TVC Momentum Fund I, LP, and can be deemed to be the beneficial holder. The business address for The Venture Collective LLC is 1680 Michigan Avenue, Suite 700, Number 1010, Miami Beach, FL 33139 and the business address for TVC Momentum Fund I, LP is 22619 Pacific Coast Hwy, Malibu, CA 90265, USA.

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PRO FORMA PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

The following table and notes thereto give pro forma effect to the Merger and set forth certain information as of the date of this prospectus, with respect to the anticipated beneficial ownership of the common stock of the Combined Company immediately after the Effective Time by: (i) each person who is expected to beneficially own more than 5% of the outstanding shares of the Combined Company’s common stock; (ii) the expected executive officers of the Combined Company, (iii) the expected directors of the Combined Company; and (iv) all of the expected executive officers and directors of the Combined Company as a group. Except as otherwise indicated, each stockholder named below is expected to have sole voting and investment power with respect to the shares of the Combined Company’s common stock beneficially owned.

The table below assumes that immediately after the Effective Time, the Combined Company will have [●] shares of common stock outstanding. In computing the number of shares of Non-Invasive Monitoring Systems Common Stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of Non-Invasive Monitoring Systems Common Stock subject to stock options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of the date of this prospectus. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Percentage of
	Shares	Shares
	Beneficially	Beneficially
	Owned	Owned
Name of Beneficial Owner (1)
5% Stockholders
New Dawn Investments LLC(2)	[●]	[●]	%
Type One Ventures(3)	[●]	[●]	%
Nam Gravitics LLC(4)	[●]	[●]	%
Named Executive Officers and Directors
Colin Doughan(5)	[●]	[●]	%
Sundeep Kumar(6)	[●]	[●]	%
James J. Martin	-	-
Andrew Jones(7)	[●]	*
Michael Bowker(8)	[●]	*
Michael DeRosa(9)	[●]	[●]	%
Tarek Waked(10)	[●]	[●]	%
Nicholas Shekerdemian(11)	[●]	[●]	%
All Executive Officers and Directors as a Group ([●] persons)	[●]	[●]	%

*Less than one percent.

(1) Unless otherwise noted, the address for each beneficial holder is c/o Gravitics, Inc., 4150 152nd Street NE, Suite 102, Marysville, WA 98271.

(2) Consists of [●] shares of Non-Invasive Monitoring Systems Common Stock received in exchange for 4,000,000 shares of common stock of Gravitics held by New Dawn Investments LLC. Colin Doughan has voting power and can be deemed the beneficial holder of the shares of common stock held by New Dawn Investments LLC. The business address for New Dawn Investment LLC is 84 Ortega Court, Erie, CO 80516.

(3) Consists of [●] shares of Non-Invasive Monitoring Systems Common Stock received in exchange for (i) 694,673 shares of Gravitics Common Stock held by Type One Ventures and its affiliates and (ii) 4,573,907 shares of Gravitics Stock issuable upon conversion of Gravitics Preferred Stock held by Type One Ventures and its affiliates. Type One Ventures is the managing member of each of its affiliates and, in such capacity, may be deemed to have voting and dispositive power over the securities held by each affiliate. Tarek Waked is the General Partner of Type One Ventures and may be deemed to have voting and dispositive power over, and therefore beneficial ownership of, the securities held by each of Type One Venture’s affiliates. Each of Type One Ventures and Tarek Waked disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The business address for Type One Ventures is 22619 Pacific Coast Hwy, Malibu, CA 90265.

(4) Consists of [●] shares of Non-Invasive Monitoring Systems Common Stock received in exchange for 3,277,089 shares of Gravitics Common Stock issuable upon conversion of Gravitics Preferred Stock held by Nam Gravitics LLC and its affiliates (“NAM Gravitics”). NAM Gravitics is the managing member of each of its affiliates and, in such capacity, may be deemed to have voting and dispositive power over the securities held by each affiliate. Igal Namdar is the General Partner of NAM Gravitics and may be deemed to have voting and dispositive power over, and therefore beneficial ownership of, the securities held by each of NAM Gravitics’ affiliates. Each of NAM Gravitics and Igal Namdar disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The business address for NAM Gravitics is 150 Great Neck Rd #304, Great Neck, NY 11021.

(5) Consists of [●] shares of Non-Invasive Monitoring Systems Common Stock received in exchange for 4,000,000 shares of common stock held by New Dawn Investments LLC. Colin Doughan has voting power and can be deemed the beneficial holder of the shares of common stock held by New Dawn Investments LLC. The business address for New Dawn Investment LLC is 84 Ortega Court, Erie, CO 80516.

(6) Consists of [●] shares of Non-Invasive Monitoring Systems Common Stock received in exchange for 722,000 shares of Gravitics Common Stock issuable upon exercise of 722,000 options issued pursuant to the 2022 Plan.

(7) Consists of [●] shares of Non-Invasive Monitoring Systems Common Stock received in exchange for 66,667 shares of Gravitics Common Stock issuable upon exercise of 66,667 options issued pursuant to the 2022 Plan.

(8) Consists of [●] shares of Non-Invasive Monitoring Systems Common Stock received in exchange for 40,000 shares of Gravitics Common Stock issuable upon exercise of 40,000 options issued pursuant to the 2022 Plan.

(9) Consists of [●] shares of Non-Invasive Monitoring Systems Common Stock received in exchange for (i) 2,500 shares of Gravitics Common Stock issuable upon exercise of 2,500 options issued pursuant to the 2022 Plan and (ii) 900,000 shares of Gravitics Common Stock held by Smallstars LLC. Mike DeRosa is the sole owner of Smallstars LLC and can be deemed to be the beneficial holder. The business address for Smallstars LLC is 21903 55th ave West, Mountlake Terrace, WA 98043.

(10) Consists of [●] shares of Non-Invasive Monitoring Systems Common Stock received in exchange for (i) 72,000 shares of Gravitics Common Stock issuable upon exercise of 72,000 options issued pursuant to the 2022 Plan and held by Tarek Waked, (ii) 694,673 shares of Gravitics Common Stock held by Type One Ventures and its affiliates and (ii) 4,573,907 shares of Gravitics Stock issuable upon conversion of Gravitics Preferred Stock held by Type One Ventures and its affiliates. Type One Ventures is the managing member of each of its affiliates and, in such capacity, may be deemed to have voting and dispositive power over the securities held by each affiliate. Tarek Waked is the General Partner of Type One Ventures and may be deemed to have voting and dispositive power over, and therefore beneficial ownership of, the securities held by each of Type One Venture’s affiliates. Each of Type One Ventures and Tarek Waked disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The business address for Type One Ventures is 22619 Pacific Coast Hwy, Malibu, CA 90265.

(11) Consists of [●] shares of Non-Invasive Monitoring Systems Common Stock received in exchange for (i) 72,000 shares of Gravitics Common Stock held by The Venture Collective LLC, (ii) 949,030 shares of Gravitics Common Stock issuable upon conversion of shares of Gravitics Preferred Stock held by TVC Momentum Fund I, LP, and (iii) 255,706 shares of Gravitics Common Stock issuable upon exercise of warrants held by TVC Momentum Fund I, LP. Nicholas Shekerdemian has sole voting power over the securities held by The Venture Collective LLC and TVC Momentum Fund I, LP, and can be deemed to be the beneficial holder. The business address for The Venture Collective LLC is 1680 Michigan Avenue, Suite 700, Number 1010, Miami Beach, FL 33139 and the business address for TVC Momentum Fund I, LP is 22619 Pacific Coast Hwy, Malibu, CA 90265, USA.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of each transaction for the two most recently completed fiscal years, as well as the current fiscal year, other than compensation arrangements disclosed elsewhere herein, to which we were a party or will be a party, in which:

●	the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and
●	any of our directors, executive officers or holders of more than 5% of any class of our voting securities, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Dr. Frost is a director and over 5% shareholder of Cocrystal Pharma, Inc. (“Cocrystal Pharma”), a clinical stage Nasdaq listed biotechnology company. The Company’s Chief Financial Officer also serves as the Chief Financial Officer and Co-Chief Executive Officer of Cocrystal Pharma.

The Company signed a five year lease for administrative office space in Miami, Florida with a company controlled by Dr. Phillip Frost, who is the beneficial owner of more than 10% of the Company’s common stock. The rental payments under the Miami office lease, which commenced January 1, 2008 and expired on December 31, 2012, were approximately $1,250 per month and then continued on a month-to-month basis. In February 2016 the rent was reduced to $0 per month. For the years ended December 31, 2025 and 2024, the Company did not record any rent expense related to the Miami lease. At December 31, 2025 and 2024 there was $0 rent payable.

The Company is under common control with multiple entities and the existence of that control could result in operating results or financial position of each individual entity significantly different from those that would have been obtained if the entities were autonomous. One of those related parties, OPKO Health, Inc. (“OPKO”) and the Company are under common control and OPKO has a one percent ownership interest in the Company that OPKO has accounted for as an equity method investment due to the ability to significantly influence the Company.

Notes payable- related party are summarized in the following table (in thousands):

	As of December 31, 2025	As of July 31, 2025
(a) Notes payable- Frost Gamma Investments Trust	$470	$445
(b) Notes payable- Dr. Jane Hsiao	150	150
Total Notes payable - related party	$620	$595

(a) The Company has outstanding notes payable to Frost Gamma Investments Trust (“Frost Gamma”) which pertained to promissory notes issued in fiscal 2021 and 2022, in the principal amount of $75,000 and $75,000, respectively. The promissory notes accrue interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026, as amended on January 5, 2026. The Frost Gamma promissory note may be prepaid in advance of the maturity date without penalty. Frost Gamma is a trust controlled by Dr. Phillip Frost, a current director of the Company, and who beneficially owns in excess of 10% of the Company’s common stock.

On August 15, 2023, the Company entered into a new promissory note agreement with Frost Gamma in the principal amount of $200,000, which also accrues interest at a rate of 11% per annum, payable on the maturity date June 30, 2026, as amended on January 5, 2026. This promissory note may also be prepaid in advance of the maturity date without penalty.

On September 25, 2024, October 23, 2024, January 23, 2025 and August 27, 2025, the Company entered into new promissory note agreements with Frost Gamma in the aggregate principal amount of $120,000, which also accrues interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026, as amended on January 5, 2026. The promissory notes may also be prepaid in advance of the maturity date without penalty.

There were no payments made on the promissory notes to Frost Gamma and as such, total outstanding notes payable balance was $470,000 and $445,000 as of December 31, 2025 and July 31, 2025, respectively.

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Subsequent to the fiscal year ended December 31, 2025, the Company entered into additional promissory notes with Frost Gamma in the aggregate principal amount of $125,000 which accrues interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026, as amended on January 5, 2026. The promissory notes may also be prepaid in advance of the maturity date without penalty.

(b) The Company has outstanding notes payable Jane Hsiao, Ph.D. (“Dr. Hsiao”) which pertained to promissory notes issued in fiscal 2021 and 2022, in the principal amount of $75,000 and $75,000, respectively. The promissory notes accrue interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026, as amended on January 5, 2026. The promissory notes to Dr. Hsiao may be prepaid in advance of the maturity date without penalty. Dr. Hsiao is the Company’s Chairman and Interim CEO, and who beneficially owns in excess of 10% of the Company’s common stock.

There were no payments made on the promissory notes to Dr. Hsiao and as such, total outstanding notes payable balance was $150,000 as of December 31, 2025 and July 31, 2025, respectively.

On January 5, 2026, the Company and each of Dr. Frost and Dr. Hsiao entered into amendments for each of the outstanding promissory notes to extend the maturity date from December 31, 2025 to June 30, 2026.

Upon the consummation of the Public Offering and the Uplisting certain promissory notes issued by the Company to Dr. Phillip Frost and his affiliates will be converted into shares of the Company’s common stock and approximately $300,000 of the principal amount of such notes will be repaid to Dr. Frost and/or his affiliates. Upon the conversion if such notes, we expect that the noteholders will own approximately 90% of the 4.5% of the Company after giving effect to the Merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences to holders of Gravitics Common Stock of receiving Non-Invasive Monitoring Systems Common Stock in the Merger. This summary deals only with holders that hold their Gravitics Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on the existing provisions of the Code, the U.S. Treasury Regulations promulgated under the Code and administrative rulings and court decisions in effect as of the date of this information statement/prospectus, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion.

This summary is not a complete description of all the tax consequences of the Merger and, in particular, does not address tax considerations applicable to investors subject to special rules, such as certain financial institutions, insurance companies, real estate investment trusts, regulated investment companies, U.S. expatriates or former long-term residents of the United States, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, dealers or traders, insurance companies, tax-exempt entities, persons holding their shares as part of a hedge, straddle, conversion, constructive sale or other integrated transaction including the constructive sale provisions of Section 1259 of the Code, holders that treat their Gravitics Common Stock as qualified small business stock for purposes of Sections 1045 and/or 1202 of the Code, holders who acquired their Gravitics Common Stock in connection with stock option or stock purchase plans or in other compensatory transactions, and persons subject to the “applicable financial statement” tax accounting rules under Section 451(b) of the Code. It also does not address any U.S. state and local tax, U.S. federal non-income tax or Non-U.S. tax considerations. It also does not address the alternative minimum tax or the Medicare tax on net investment income. Non-Invasive Monitoring Systems does not expect Gravitics to be a United States real property holding corporation within the meaning of section 897(c) of the Code, and the remainder of this discussion assumes that Gravitics is not so treated. The following discussion is intended only as a summary of certain material U.S. federal income tax consequences of the Merger and does not purport to be a complete analysis or listing of all of the potential tax effects relevant to a decision on whether to approve the Merger. The following discussion also does not address the U.S. federal income tax consequences to the holders that exercise dissenters’ rights.

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As used herein, “holder” means a beneficial owner of Non-Invasive Monitoring Systems Common Stock or Gravitics Common Stock (as applicable). “U.S. Holder” means a holder that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to U.S. federal income tax without regard to its source. “Non-U.S. Holder” means a holder that is, for U.S. federal income tax purposes, an individual, a corporation, a trust or an estate that is not a U.S. Holder.

Partnerships (or other pass-through entities) holding Gravitics Common Stock, and partners (or other owners) in such partnerships (or other pass-through entities), should consult their own tax advisors about the U.S. federal income tax consequences to them of receiving Non-Invasive Monitoring Systems Common Stock in the Merger.

The tax consequences of the Merger will depend on a holder’s specific situation. Holders should consult their own tax advisors as to the U.S. federal income tax consequences to them in light of their particular circumstances, as well as the applicability and effect of the alternative minimum tax and any state, local, and non-U.S. income or other tax laws and any changes in those laws.

Non-Invasive Monitoring Systems and Gravitics intend for the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of Code for U.S. federal income tax purposes. Notwithstanding the foregoing, the completion of the Merger is not conditioned upon the Merger qualifying for the intended tax treatment and neither Non-Invasive Monitoring Systems nor Gravitics has requested, and neither intends to request a ruling from the IRS or an opinion of counsel as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. If the Merger failed to qualify as a reorganization, holders of Gravitics Common Stock who receive shares Non-Invasive Monitoring Systems Common Stock in exchange for shares of Gravitics Common Stock would generally be treated as if they sold their shares of Gravitics Common Stock in exchange for Non-Invasive Monitoring Systems Common Stock in a fully taxable transaction. Holders should consult their tax advisors regarding the tax characterization of the Merger under their particular circumstances, including the whether the Merger qualifies as a reorganization, and the tax considerations relevant to them if it failed to qualify as a reorganization.

Provided the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, holders will generally not recognize any gain or loss on their exchange of Gravitics Common Stock for Non-Invasive Monitoring Systems Common Stock as a result of the Merger.

Holders will generally have an adjusted tax basis in the Non-Invasive Monitoring Systems Common Stock received in the Merger equal to the adjusted tax basis of the Gravitics Common Stock surrendered by such holder in the Merger. The holding period for Non-Invasive Monitoring Systems Common Stock received in the Merger will generally include the holding period for the Gravitics Common Stock surrendered therefor. If a holder holds different blocks of Gravitics Common Stock (generally, Gravitics Common Stock acquired on different dates or at different prices), such holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of Non-Invasive Monitoring Systems Common Stock received in the Merger.

THE DISCUSSION ABOVE DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR HOLDER. EACH HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF THE MERGER IN LIGHT OF THE HOLDER’S OWN CIRCUMSTANCES.

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DESCRIPTION OF NON-INVASIVE MONITORING SYSTEMS CAPITAL STOCK

The following description of Non-Invasive Monitoring Systems Common Stock is not complete and may not contain all the information you should consider before investing in Non-Invasive Monitoring Systems Common Stock. This description is a summary of certain provisions contained in, and is qualified in its entirety by reference to, the Charter and the Bylaws

Authorized Capital Stock

Under our articles of incorporation, our authorized capital stock consists of:

●	400,000,000 shares of common stock, par value $0.01 per share; and
●	1,000,000 shares of preferred stock, par value $0.01 per share.

The following is a description of the material terms of our articles of incorporation and bylaws. We refer you to our articles of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our Registration Statement of which this information statement/prospectus forms a part.

Common Stock

We are currently authorized to issue an aggregate of 400,000,000 shares of common stock, par value $0.01 per share. As of the date of this prospectus, there were outstanding 154,810,655 shares of our common stock.

Preferred Stock

We are currently authorized to issue an aggregate of 1,000,000 designated shares of preferred stock with preferences, rights and limitations to be determined by the Company’s Board followed by an Amendment to the articles of Incorporation. The Company has one class of preferred stock comprised of the Series B preferred stock (the “Series B”) which were issued on or about July 17, 1986. As of the date of this prospectus, there were 100 shares outstanding of our Series B. Holders of the Series B are entitled to vote with the holders of common stock as a single class on all matters. The Series B is not redeemable by the Company and has a liquidation value of $100 per share, plus unpaid dividends, if any. Dividends are non-cumulative, and are at the rate of $10 per share, if declared. The Company has no records of dividends ever being declared.

Many years after Series B was issued by the Company, the current management was appointed. The Company does not have any records of any of the names, addresses or contact information of the Series B holders and the Company has not had any contact with any such holders for over 15 years. Accordingly, the holders of the Series B were not provided with any notices of stockholder meetings or any actions taken by the stockholders of the Company since at least 15 years ago and accordingly did not have the opportunity to vote on any such actions taken by the Company’s stockholders (unless any Series B holders were holders of the Common Stock and received notice as common stockholders). Under Florida law, the ratification of defective corporate actions is governed by Section 607.0147 of the FBCA. This statute provides a detailed framework for addressing procedural issues related to defective corporate actions, including those involving prior stockholder actions Prior to the consummation of the Merger pursuant to Section 607.147(1) and other applicable sections of the FBCA, the Company’s Board intends to seek stockholder, ratification of any prior actions taken by the Company, in accordance and in compliance with Florida law, and thereafter withdraw the Series B certificate of designations with the Secretary of State of the State of Florida.

Dividends

We have not paid any cash dividends on shares of Non-Invasive Monitoring Systems Common Stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of the Non-Invasive Monitoring Systems Board. It is the current intention of the Non-Invasive Monitoring Systems Board to retain all earnings, if any, for use in our business operations and, accordingly, the Non-Invasive Monitoring Systems Board does not anticipate declaring any dividends in the foreseeable future.

Our Transfer Agent

The registrar and transfer agent for Non-Invasive Monitoring Systems Common Stock is Equity Stock Transfer, LLC.

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Listing

Non-Invasive Monitoring Systems Common Stock is quoted on the OTC Expert Market under the symbol “NIMU.” Upon the Effective Date, Non-Invasive Monitoring Systems will be renamed Gravitics Holdings, Inc. We intend to apply to have the Non-Invasive Monitoring Systems Common Stock listed on Nasdaq under the symbol “[●].” The closing of the Merger is conditioned upon the approval of our listing application and there is no guarantee or assurance that the Non-Invasive Monitoring Systems Common Stock will be approved for listing on Nasdaq. We will not consummate the Merger unless Nasdaq shall have approved the listing of the Non-Invasive Monitoring Systems Common Stock.

Anti-Takeover Effects of Provisions of our Articles of Incorporation and Bylaws

Our articles of incorporation and Bylaws contain certain provisions which could have the effect of discouraging attempts to acquire control by means of tender offer, open market purchase, a proxy fight or otherwise. These provisions include the following:

●	Authorized and Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future use as determined by the Company’s board, without any further vote or action by shareholders, which could render it difficult or discourage attempts by others to obtain control over the Company because the Company could authorize the issuance of preferred series of stock with voting, conversion, and other rights that could delay or prevent a change of control; and

●	No Cumulative Voting. Florida Statute Section 607.0728 provides that shareholders are not entitled to the right to cumulative voting in the election of directors unless the articles of incorporation specify otherwise. The Company’s articles of incorporation do not provide for cumulative voting, which could make the removal of incumbent officers and directors more difficult.

COMPARISON OF GRAVITICS STOCKHOLDER RIGHTS BEFORE AND AFTER THE MERGER

If the Merger is completed, Gravitics stockholders will receive shares of Non-Invasive Monitoring Systems Common Stock pursuant to the terms of the Merger Agreement. Upon completion of the Merger, Non-Invasive Monitoring Systems’ articles of incorporation will be amended to change its corporate name to “Gravitics Holdings, Inc.”

Non-Invasive Monitoring Systems is incorporated under the laws of the State of Florida, while Non-Invasive Gravitics is incorporated under the laws of the State of Delaware. If the Merger is completed, the rights of Non-Invasive Monitoring Systems stockholders will continue to be governed by the DGCL, Non-Invasive Monitoring Systems’ Charter and Non-Invasive Monitoring Systems’ Bylaws. Upon completion of the Merger, Gravitics stockholders will become Non-Invasive Monitoring Systems stockholders, and their rights will also be governed by the DGCL, Non-Invasive Monitoring Systems’ Charter and Non-Invasive Monitoring Systems’ Bylaws.

The material differences between the current rights of Gravitics stockholders under Gravitics’ restated certificate of incorporation and amended and restated bylaws, and their rights as Non-Invasive Monitoring Systems stockholders after the Merger under the Non-Invasive Monitoring Systems Charter and the Non-Invasive Monitoring Systems Bylaws, both as will be in effect immediately following the consummation of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL, FBCA, and the governing corporate instruments that are subject to amendment in accordance with their terms. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments and the relevant provisions of the DGCL and FBCA, for a more complete understanding of the differences between being a stockholder of Gravitics before the Merger and being a stockholder of the Combined Company following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find Additional Information” contained in this information statement/ prospectus.

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Provision	Florida Law, Florida Articles of Incorporation, and Florida Bylaws	Delaware Law, Delaware Certificate of Incorporation, and Delaware Bylaws	Notes
Amendment of Charter Documents	Florida law requires a vote of the corporation’s board of directors followed by the affirmative vote of the majority of shares present or in person and entitled to vote to approve any amendment to the articles of incorporation. If any proposed amendment would adversely alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series adversely affected by the amendment. The Florida Bylaws provide that the bylaws may be altered, amended, or repealed by the Board of Directors or stockholders, except that the Board of Directors may not amend or repeal a bylaw if: (a) the articles of incorporation or Florida law reserves such power exclusively to the stockholders; (b) the stockholders expressly provide that the Board of Directors may not amend or repeal such bylaw; or (c) such bylaw had been altered, amended or adopted by a vote of the stockholders, until a period of two years after such vote.	For amendments to the certificate of incorporation, Delaware law requires that the corporation’s board of directors adopt a resolution setting forth the amendment proposed, declaring its advisability and, subject to limited exceptions, either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Unless a greater percentage vote is required by the certificate of incorporation, a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class or series entitled to vote thereon as a class or series are required to be voted in favor of the adoption of the certificate of incorporation amendment proposed. The Delaware Certificate of Incorporation and the Delaware Bylaws provide that the Board of Directors is authorized to adopt, amend, or repeal the bylaws; provided that (i) the Board of Directors may not amend or repeal a bylaw if such power is reserved exclusively to the stockholders and (ii) the stockholders may amend, alter, or repeal any bylaw whether adopted or amended by Board of Directors or otherwise.	The Florida Bylaws modify the powers granted to the stockholders in the Company’s existing bylaws by (A) preserving the stockholders’ power to alter, amend, or repeal any bylaw and by (B) removing the restriction on the Board of Directors to adopt, amend, or repeal bylaws (i) if the stockholders expressly provide that the Board of Directors may not amend or repeal such bylaw or (ii) if such bylaw had been amended or adopted by a vote of the stockholders, until a period of two years after such vote.

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Provision	Florida Law, Florida Articles of Incorporation, and Florida Bylaws	Delaware Law, Delaware Certificate of Incorporation, and Delaware Bylaws	Notes
Number of Directors	Florida law provides that a corporation must have at least one director, and may provide in its articles of incorporation or in its bylaws for a fixed number of directors or a variable number of directors, and for the manner in which the number of directors may be increased or decreased. The Company’s existing bylaws provide that the Board of Directors shall consist of no less than one nor more than 15 members, the number of the same to be fixed by the Board of Directors.	Delaware law provides that a corporation must have at least one or more directors to be fixed by, or in the manner provided in, the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The Delaware Certificate of Incorporation does not fix the number of directors. The Delaware Bylaws provide that the Board of Directors shall consist of no less than one nor more than 15 members, the number of the same to be fixed by the Board of Directors.	Florida and Delaware law are substantially similar in respect to setting the number of directors of the Company. The Florida Bylaws are substantially similar to the Company’s existing bylaws. In both the Florida Bylaws and the Company’s existing bylaws, the stockholders have the right to amend the bylaws to set a specific number of directors.

Classified Board of Directors	Under Florida law, the articles of incorporation or the bylaws may provide for the classification of directors into as many as three classes with staggered terms of office or as to their election by one or more authorized classes or series of shares. The Company’s existing articles of incorporation and existing bylaws do not provide for a classified board of directors.	Under Delaware law, the certificate of incorporation or the bylaws may provide for the classification of directors into as many as three classes with staggered terms of office. The Delaware Certificate of Incorporation and the Delaware Bylaws do not provide for a classified board of directors.	Florida and Delaware law are substantially similar in respect to classification of the Board of Directors. The Board of Directors does not believe that classification is in the best interests of the stockholders, who should be able to vote on the election of all directors at each annual meeting of stockholders.

Term of Board of Directors	Florida law provides that, absent classification of the board, each director shall hold office until the next annual meeting of stockholders and until such director’s successor is elected and qualified, or until there is a decrease in the number of directors. The Company’s existing bylaws provide that each director shall hold office until the next annual stockholders meeting and until his or her successor is qualified, unless sooner removed by the stockholders or such director’s earlier death or resignation.	Absent classification, the default rule in Delaware is that each director shall hold office until the next annual meeting of stockholders (and until such director’s successor is elected and qualified) or until such director’s earlier resignation or removal. The Delaware Bylaws provide that each director shall hold office until the next annual stockholders meeting and until his or her successor is elected and qualified, unless sooner removed by the stockholders or such director’s earlier death, resignation, or disqualification.	Florida and Delaware law are substantially similar in respect to the term of directors. The Florida Bylaws and the Company’s existing bylaws are substantially similar in this regard.

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Provision	Florida Law, Florida Articles of Incorporation, and Florida Bylaws	Delaware Law, Delaware Certificate of Incorporation, and Delaware Bylaws	Notes
Removal of Directors	Florida law provides that any director may be removed, with or without cause, from office by the vote of stockholders unless the articles of incorporation provide that directors may be removed only for cause. With respect to corporations that elect directors with cumulative voting, a director may not be removed if, in the case of a meeting, the number of votes sufficient to elect the director are cast against such director’s removal. The Company’s existing bylaws provide that directors may be removed by the stockholders at any general or special meeting.	Delaware law provides that any director or the entire Board of Directors may be removed with or without cause by the holders of a majority in voting power of the issued and outstanding stock entitled to vote at an election of directors, except that (1) members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise, and (2) in the case of a corporation having cumulative voting, directors may not be removed in certain situations without satisfying certain stockholder approval requirements. The Delaware Certificate of Incorporation provides that there shall be no cumulative voting in the election of directors of the Company. The Delaware Bylaws provide that directors may be removed by the stockholders at any general or special meeting.	Florida and Delaware law are substantially similar in respect to the removal of directors. The Florida Bylaws and the Company’s existing bylaws are identical in this regard.

Filling Vacancies on the Board of Directors	Florida law provides that all vacancies, including those caused by an increase in the number of directors, may be filled by the stockholders or by the directors, though less than a quorum, unless it is otherwise provided in the articles of incorporation. The Company’s existing bylaws provide that vacancies on the Board of Directors, including vacancies created by an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum.	Delaware law provides that, unless otherwise provided in the certificate of incorporation or bylaws of a corporation, vacancies and newly created directorships may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Further, if at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board of directors, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships. The Delaware Bylaws provide that vacancies on the Board of Directors, including vacancies created by an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum or by the sole remaining director.	Delaware law provides greater protection to the Company’s stockholders by permitting stockholders representing at least 10% of the issued and outstanding shares to apply to the Delaware Court of Chancery to have an election of directors in the situation where the directors in office constitute less than a majority of the whole Board of Directors. The Delaware Bylaws provide substantially the same appointment rights as the Company’s existing bylaws.

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Provision	Florida Law, Florida Articles of Incorporation, and Florida Bylaws	Delaware Law, Delaware Certificate of Incorporation, and Delaware Bylaws	Notes
Board of Directors Action by Unanimous Consent	Under Florida law, unless otherwise stated in the articles of incorporation or bylaws, any action required or permitted to be taken at a meeting of the board of directors or committee of the board of directors may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the board of directors except any interested directors. The Company’s existing articles of incorporation and bylaws do not change this statutory provision.	Under Delaware law, unless otherwise restricted in the certificate of incorporation or bylaws, any action required or permitted to be taken at any meeting of the board of directors or committee of the board of directors may be taken without a meeting if all members of the board of directors or committee consent thereto in writing, or by electronic transmission. The Delaware Certificate of Incorporation and the Delaware Bylaws do not change this statutory provision.	Florida and Delaware law are substantially similar in respect to the action by written consent of the Board of Directors. The Florida Bylaws and the Company’s existing bylaws are substantially similar in respect to action by written consent of the Board of Directors.

Stockholder Voting – Quorum	Florida law provides that a majority of the voting power, present in person or by proxy at a meeting of stockholders (regardless of whether the proxy has authority to vote on all matters), constitutes a quorum for the transaction of business. The Florida Bylaws provide that, unless the articles of incorporation or applicable law provide otherwise, a majority of the votes entitled to be cast on a matter by a voting group constitutes a quorum of that voting group for action on that matter.	Delaware law provides that unless otherwise provided in the certificate of incorporation or bylaws, a majority of shares entitled to vote, present in person or by proxy, constitutes a quorum at a stockholder meeting. The Delaware Bylaws provide that, unless applicable law provides otherwise, a majority of the votes entitled to vote on a matter by a voting group constitutes a quorum of that voting group for action on that matter.	Florida and Delaware law are substantially similar in respect to quorum requirements. The Florida Bylaws and the Company’s existing bylaws are substantially similar in respect to stockholder quorum requirements.

Director Elections	Florida law provides that, unless otherwise stated in the articles or bylaws, the election of directors shall be by a plurality of the vote. The Company’s existing bylaws are silent on the vote required for election of directors. Florida law by default provides that election of directors is by a plurality of the vote.	Delaware law provides that, unless otherwise stated in the articles or bylaws, the election of directors shall be by a plurality of the vote. The Delaware Bylaws are silent on the vote required for election of directors. Delaware law by default provides that election of directors is by a plurality of the vote.	Florida and Delaware law are substantially similar in respect to the election of directors. The Florida Bylaws and the Company’s existing bylaws are substantially similar in respect to director elections.

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Provision	Florida Law, Florida Articles of Incorporation, and Florida Bylaws	Delaware Law, Delaware Certificate of Incorporation, and Delaware Bylaws	Notes
Stockholder Action by Consent	Florida law provides that, unless the articles of incorporation provide otherwise, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote if the action is taken by the holders of the outstanding shares having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting consent to the action in writing. The Company’s existing articles of incorporation provide that the stockholders may not take action by written consent, and that all stockholder action is required to be taken at an annual or special meeting of the stockholders.	Delaware law provides that, unless the certificate of incorporation provides otherwise, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation. In addition, the corporation is required to give prompt notice of the taking of the corporate action without a meeting by less than unanimous consent to those stockholders who did not so consent. The Delaware Certificate of Incorporation provides that the stockholders may not take action by consent without a meeting, and that all stockholder action is required to be taken at an annual or special meeting of the stockholders.	Florida and Delaware law are substantially similar in relation to action by consent of the stockholders in lieu of a meeting. The Florida Certificate of Incorporation and the Company’s existing articles of incorporation are substantially similar in respect to action by consent of the stockholders in lieu of a meeting.

Limitation on Director Liability	Under Florida law, a director is not individually liable to the corporation or any other person for any damages as a result of any act or failure to act in his or her capacity as a director unless it is proven that: (a) the director breached or failed to perform his or her duties and (b) the breach of, or failure to perform, those duties constituted any of the following: (i) a violation of criminal law, (ii) any transaction in which the director received an improper personal benefit, (iii) voting for or assenting to any unlawful distribution, (iv) in a proceeding by or in the right of the corporation or a stockholder, for acts or omissions constituting a conscious disregard for the best interest of the corporation or willful or intentional misconduct, and (v) in a proceeding by or in the right of someone other than the corporation or a stockholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. The Company’s existing articles of incorporation do not change this statutory provision.	Under Delaware law, if a corporation’s certificate of incorporation so provides, the personal liability of a director for breach of fiduciary duty as a director may be eliminated or limited. A corporation’s certificate of incorporation, however, may not limit or eliminate a director’s personal liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (c) for the payment of unlawful dividends, stock repurchases or redemptions, or (d) for any transaction in which the director received an improper personal benefit. The Delaware Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.	Under Florida law, such exculpatory provisions apply automatically under the FBCA, whereas in Delaware, such exculpatory provisions must be included in the certificate of incorporation, which such provisions are included in the Company’s Delaware Certificate of Incorporation. The Delaware Certificate of Incorporation eliminates personal liability of a director for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

96

Provision	Florida Law, Florida Articles of Incorporation, and Florida Bylaws	Delaware Law, Delaware Certificate of Incorporation, and Delaware Bylaws	Notes
Declaration and Payment of Dividends	Under Florida law, except as otherwise provided in the articles of incorporation, a board of directors may authorize and the corporation may make distributions to its stockholders, including distributions on shares that are partially paid. However, no distribution may be made if, after giving effect to such distribution: (a) the corporation would not be able to pay its debts as they become due in the usual course of business; or (b) except as otherwise specifically allowed by the articles of incorporation, the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved and wound up at the time of distribution, to satisfy the preferential rights upon dissolution and winding up of stockholders whose preferential rights are superior to those receiving the distribution. The Company’s existing articles of incorporation do not change this statutory provision.	Under Delaware law, subject to any restriction contained in a corporation’s certificate of incorporation, the board of directors may declare, and the corporation may pay, dividends upon the shares of its capital stock either (a) out of “surplus” or (b) in the event that there is no surplus, out of the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, unless net assets (total assets in excess of total liabilities) are less than the amount determined to be capital or if following payment of the dividend the corporation will either have an unreasonably small amount of capital for the business in which it is engaged or intends to engage in or not be able to pay its debts as they become due. “Surplus” is defined as the excess, if any, of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors (which amount cannot be less than the aggregate par value of all issued shares of capital stock).	Florida law provides different guidelines under which the Company may declare and pay dividends.

Taxes and Fees	Florida imposes an annual corporate income tax, which is computed using federal taxable income, modified by certain adjustments set forth by the state of Florida. Adjusted federal taxable income is apportioned to Florida using a three-factor formula. The formula is a weighted average, designating 25% each to factors for property and payroll, and 50% to sales. Florida also provides a [$50,000] exemption to arrive at Florida taxable net income. The tax is calculated by multiplying Florida taxable net income by (i) [●]% for taxable years beginning on or after January 1, [●] and (ii) [●]% for taxable years beginning on or after January 1, [●].	Delaware imposes annual franchise tax fees on non-exempt corporations incorporated in Delaware. The minimum annual tax using the authorized shares method (based on an equation consisting of the number of shares authorized) is $[175] and the minimum annual tax using the assumed par value capital method (based on an equation consisting of the number of shares authorized, the number of shares outstanding, and

97

LEGAL MATTERS

The validity of the shares of Non-Invasive Monitoring Systems Common Stock offered hereby will be passed upon for Non-Invasive Monitoring Systems by Nason Yeager Gerson Harris & Fumero, P.A.

EXPERTS

The financial statements of Non-Invasive Monitoring Systems, Inc. as of December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, included in this information statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Non-Invasive Monitoring Systems, Inc.’s ability to continue as a going concern as described in Note 2 to the financial statements) of Weinberg & Company, P.A., an independent registered public accounting firm, upon the authority of said firm as experts in auditing and accounting.

The balance sheets of Gravitics, Inc. as of December 31, 2025 and 2024, and the related statements of operations, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years then ended, have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is incorporated herein, which report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Non-Invasive Monitoring Systems files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Non-Invasive Monitoring Systems, which you can access at www.sec.gov. In addition, you may obtain free copies of the documents Non-Invasive Monitoring Systems files with the SEC, including the Registration Statement, of which this information statement/prospectus forms a part, by going to Non-Invasive Monitoring Systems’ website at www.[●].com. The website address of Non-Invasive Monitoring Systems is provided as inactive textual references only. The information provided on the website of Non-Invasive Monitoring Systems is not part of this information statement/prospectus and, therefore, is not incorporated herein by reference.

Statements contained in this information statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC.

You may request copies of documents concerning Non-Invasive Monitoring Systems for free by written or telephonic request to:

Non-Invasive Monitoring Systems, Inc.

4400 Biscayne Blvd., Suite 180

Miami, Florida 33137

98

Gravitics, Inc.

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Non-Invasive Monitoring Systems, Inc.

Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Non-Invasive Monitoring Systems, Inc. (the “Company”) as of December 31, 2025 and July 31, 2025, the related consolidated statements of operations and comprehensive loss, shareholders’ deficit, and cash flows for the five-month period ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025, and the results of its consolidated operations and its cash flows for the five-month period then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company incurred a net loss and used cash in operations during the period ended December 31, 2025, and the Company had a shareholders’ deficit as of that date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the consolidated financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provided a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Weinberg & Company, P.A.

Los Angeles, California

March 27, 2026

F-2

NON-INVASIVE MONITORING SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31, 2025	July 31, 2025
ASSETS
Current assets
Cash	$6	$3
Prepaid expenses	-	4
Total current assets	6	7

TOTAL ASSETS	$6	$7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$142	$147
Current liabilities - discontinued operations	51	51
Notes payable - related parties	620	595
Accrued interest - related parties	189	161
Total current liabilities	1,002	954

Commitments and contingencies

Shareholder’ deficit
Series B preferred stock - par value $1.00 per share; 100 shares authorized, issued and outstanding; liquidation preference $10	-	-
Common Stock, par value $0.01 per share; 400,000,000 shares authorized; 154,810,655 shares issued and outstanding as of December 31, 2025 and July 31, 2025, respectively	1,548	1,548
Additional paid-in capital	26,574	26,574
Accumulated deficit	(29,118)	(29,069)
Total shareholders’ deficit	(996)	(947)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$6	$7

The accompanying notes are an integral part of these consolidated financial statements.

F-3

NON-INVASIVE MONITORING SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Five Months Ended December 31, 2025 and 2024

(In thousands, except per share data)

	For the Five Months Ended December 31,
	2025	2024
		(Unaudited)
Operating costs and expenses
General and administrative	21	77
Total operating costs and expenses	21	77
Operating loss	(21)	(77)

Interest expense, related parties	(28)	(24)

Net loss	$(49)	$(101)

Weighted average number of common shares outstanding - basic and diluted	154,811	154,811

Basic and diluted loss per common share	(0.00)	(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

NON-INVASIVE MONITORING SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

Five Months Ended December 31, 2025 and 2024 (unaudited)

(In thousands, except share amounts)

	Preferred Stock				Additional
	Series B		Common Stock		Paid in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance at July 31, 2025	100	-	154,810,655	1,548	26,574	(29,069)	$(947)
Net loss	-	-	-	-	-	(49)	(49)
Balance at December 31, 2025	100	$-	154,810,655	$1,548	$26,574	$(29,118)	$(996)

	Preferred Stock				Additional
	Series B		Common Stock		Paid in	Accumulated
(Unaudited)	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance at July 31, 2024	100	-	154,810,655	1,548	26,574	(28,847)	$(725)
Net loss	-	-	-	-	-	(101)	(101)
Balance at December 31, 2024	100	$-	154,810,655	$1,548	$26,574	$(28,948)	$(826)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

NON-INVASIVE MONITORING SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Five Months Ended December 31, 2025 and 2024

(In thousands)

	For the Five Months Ended
	2025	2024
		(Unaudited)
Cash Flows from Operating Activities
Net loss	$(49)	$(101)
Adjustments to reconcile net loss to net cash used in operating activities:
Extinguishment of accounts payable	-	-
Changes in operating assets and liabilities
Prepaid expenses	4	(11)
Accounts payable and accrued expenses	(5)	(19)
Accrued interest - related parties	28	24
Net cash used in operating activities of continuing operations	(22)	(69)

Cash Flows from Financing Activities
Proceeds from notes payable - related parties	25	55
Net cash provided by financing activities of continuing operations	25	55

Net increase (decrease) in cash	3	(14)
Cash, beginning of period	3	25
Cash of continuing operations, end of period	$6	$11

The accompanying notes are an integral part of these consolidated financial statements.

F-6

NON-INVASIVE MONITORING SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the PERIODS ended December 31, 2025, JULY 31, 2025 and 2024

1. ORGANIZATION AND BUSINESS

Organization. Non-Invasive Monitoring Systems, Inc., a Florida corporation (together with its consolidated subsidiaries, the “Company” or “NIMS”). The Company previously developed and marketed its Exer-Rest® line of acceleration therapeutic platforms based upon unique, patented whole body periodic acceleration (“WBPA”) technology of which the Company maintains patents. The Company maintains limited administration, but does not have any operations or inventory.

The Company historically had a July 31 fiscal year end. On March 27, 2026, the Company filed a Transition Report on Form 10-KT and changed its fiscal year end to December 31. The audited financial statements herein are as of December 31, 2025, and for the five-month period then ended. The financial statements herein for the comparable period ended December 31, 2024 are unaudited. The audited financial statements for the years ended July 31, 2025 and 2024 are included in the Company’s Annual Report on Form 10-K, filed on January 30, 2026.

Business. The Company is currently a shell company (as defined in Rule 12b-2 of the Exchange Act).

Going Concern. The Company’s consolidated financial statements have been prepared and presented on a basis assuming it will continue as a going concern. As reflected in the accompanying consolidated financial statements, the Company had net losses from continuing operations of approximately $49,000 for the five months ended December 31, 2025 and experienced cash outflows from operating activities of $22,000, and had a stockholders’ deficit as of that date. The Company also has an accumulated deficit of $29.1 million as of December 31, 2025. The Company had $6,000 of cash at December 31, 2025 and negative working capital of approximately $978,000. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is seeking potential mergers, acquisitions and strategic collaborations. There is no assurance that the Company will be successful in this regard, and, if not successful, that it will be able to continue its business activities. The accompanying consolidated financial statements do not include any adjustments that might be necessary from the outcome of this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Non-Invasive Monitoring Systems of Florida, Inc., which has no current operations, and NIMS of Canada, Inc., a Canadian corporation, which has no current operations. All inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions, such as deferred taxes as estimates, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual results could differ materially from these estimates.

Cash and Cash Equivalents. The Company considers all highly liquid short-term investments purchased with an original maturity date of three months or less to be cash equivalents. The Company had approximately $6,000 and $3,000, on deposit in bank operating accounts at December 31, 2025 and July 31, 2025, respectively.

Income Taxes. The Company uses the asset and liability method to determine the income tax expense or benefit. Deferred tax assets and liabilities are computed based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that are expected to be in effect when the differences are expected to recovered or settled. Any resulting net deferred tax assets are evaluated for recoverability and, accordingly, a valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax asset will not be realized.

F-7

The Company files its tax returns as prescribed by the laws of the jurisdictions in which it operates. Tax years ranging from 2020 to 2024 remain open to examination by various taxing jurisdictions as the statute of limitations has not expired. The net operating losses are generally subject to examination up to three years after the utilization of such losses. It is the Company’s policy to include income tax interest and penalty expense in its tax provision.

Fair Value of Financial Instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and July 31, 2025. The respective carrying value of certain on-balance-sheet financial instruments such as cash, prepaid expenses and accounts payable and accrued expenses approximate fair values because they are short term in nature.

Loss Contingencies. We recognize contingent losses that are both probable and estimable. In this context, we define probability as circumstances under which events are likely to occur. In regard to legal costs, we record such costs as incurred.

Related Parties. The Company follows ASC 850 “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Recent Accounting Pronouncements. The Company considers the applicability and impact of all relevant Accounting Standard Updates (“ASU’s”). Our conclusion was that they did not have any material effect on the consolidated financial statements.

3. DISCONTINUED OPERATIONS

On May 3, 2019, the Company exchanged its inventory for forgiveness of accrued unpaid rent. Concurrent with the exchange management with the appropriate level of authority determined to discontinue the operations of the product segment. As of December 31, 2025 and July 31, 2025, accounts payable and accrued expenses related to these operations had a balance of $51,000 each year and presented as “Current liabilities-discontinued operations” in the accompanying consolidated balance sheets.

4. SHAREHOLDERS’ DEFICIT

The Company has one class of Preferred Stock. Holders of Series B Preferred Stock are entitled to vote with the holders of common stock as a single class on all matters. We are currently authorized to issue an aggregate of 401,000,000 shares of capital stock, consisting of 400,000,000 shares of common stock and 1,000,000 designated shares of preferred stock with preferences and rights to be determined by our Board of Directors.

Series B Preferred Stock is not redeemable by the Company and has a liquidation value of $100 per share, plus declared and unpaid dividends, if any. Dividends are non-cumulative, and are at the rate of $10 per share, if declared.

No preferred stock dividends were declared for the five months ended December 31, 2025 and years ended July 31, 2025 and 2024.

The Company did not issue any shares of the Company’s common stock during the five months ended December 31, 2025 and years ended July 31, 2025 and 2024.

5. BASIC AND DILUTED LOSS PER SHARE

Basic net loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Diluted potential common shares consist of incremental shares issuable upon conversion of preferred stock. In computing diluted net loss per share for the five months ended December 31, 2025 and 2024, no dilution adjustment has been made to the weighted average outstanding common shares because the assumed conversion of preferred stock would be anti-dilutive.

F-8

6. RELATED PARTY TRANSACTIONS

Our principal corporate office is located at 4400 Biscayne Blvd., Miami, Florida. We occupy this space from Frost Real Estate Holdings, LLC, which is a company controlled by Dr. Phillip Frost, a member of the Board of Directors and one of our largest beneficial shareholders. We previously leased the approximately 1,800 square feet under a lease agreement, which commenced with a five-year term on January 1, 2008 and expired on December 31, 2012, and then we went on a month-to-month basis and then in February 2016 the office space rent was reduced to $0 per month.

For the periods ended December 31, 2025 and 2024, the Company did not record any rent expense related to the Miami lease. At December 31, 2025 and July 31, 2025 there was $0 rent payable.

The Company has related party notes outstanding, as described below in Note 7.

The Company is under common control with multiple entities and the existence of that control could result in operating results or financial position of each individual entity significantly different from those that would have been obtained if the entities were autonomous. One of those related parties, OPKO Health, Inc. (“OPKO”) and the Company are under common control and OPKO has a one percent ownership interest in the Company that OPKO has accounted for as an equity method investment due to the ability to significantly influence the Company.

7. NOTES PAYABLE - RELATED PARTY

Notes payable- related party are summarized in the following table (in thousands):

	As of December 31, 2025	As of July 31, 2025

(a) Notes payable- Frost Gamma Investments Trust	$470	$445
(b) Notes payable- Dr. Jane Hsiao	150	150
Total Notes payable - related party	$620	$595

(a) The Company has outstanding notes payable to Frost Gamma Investments Trust (“Frost Gamma”) which pertained to promissory notes issued in fiscal 2021 and 2022, in the principal amount of $75,000 and $75,000, respectively. The promissory notes accrue interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026, as amended on January 5, 2026. The Frost Gamma promissory note may be prepaid in advance of the maturity date without penalty. Frost Gamma is a trust controlled by Dr. Phillip Frost, a current director of the Company, and who beneficially owns in excess of 10% of the Company’s common stock.

On August 15, 2023, the Company entered into a new promissory note agreement with Frost Gamma in the principal amount of $200,000, which also accrues interest at a rate of 11% per annum, payable on the maturity date June 30, 2026, as amended on January 5, 2026. This promissory note may also be prepaid in advance of the maturity date without penalty.

On September 25, 2024, October 23, 2024, January 23, 2025 and August 27, 2025, the Company entered into new promissory note agreements with Frost Gamma in the aggregate principal amount of $120,000, which also accrues interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026, as amended on January 5, 2026. The promissory notes may also be prepaid in advance of the maturity date without penalty.

There were no payments made on the promissory notes to Frost Gamma and as such, total outstanding notes payable balance was $470,000 and $445,000 as of December 31, 2025 and July 31, 2025, respectively.

On January 5, 2026, the Company and each of Dr. Frost and Dr. Hsiao entered into amendments for each of the outstanding promissory to extend the maturity date from December 31, 2025 to June 30, 2026.

F-9

(b) The Company has outstanding notes payable Jane Hsiao, Ph.D. (“Dr. Hsiao”) which pertained to promissory notes issued in fiscal 2021 and 2022, in the principal amount of $75,000 and $75,000, respectively. The promissory notes accrue interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026, as amended on January 5, 2026. The promissory notes to Dr. Hsiao may be prepaid in advance of the maturity date without penalty. Dr. Hsiao is the Company’s Chairman and Interim CEO, and who beneficially owns in excess of 10% of the Company’s common stock.

There were no payments made on the promissory notes to Dr. Hsiao and as such, total outstanding notes payable balance was $150,000 as of December 31, 2025 and July 31, 2025, respectively.

On January 5, 2026, the Company and each of Dr. Frost and Dr. Hsiao entered into amendments for each of the outstanding promissory notes to extend the maturity date from December 31, 2025 to June 30, 2026.

8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses from continuing operations are summarized in the following table (in thousands):

	December 31, 2025	July 31, 2025
Accounts payable	$89	$99
Accrued redemption	10	10
Accrued other	43	38
Total	$142	$147

9. INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Pursuant to this method, deferred tax assets and liabilities are established for the differences between the financial reporting and the tax bases of the Company’s assets and liabilities and net operating loss carryforwards at enacted tax rates expected to be in effect when such amounts are realized or settled. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The accounting for uncertain tax positions guidance under ASC 740 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The application of this guidance does not affect the Company’s financial position, results of operations or cash flows for the years ended December 31, 2025 and 2024.

The Company files its tax returns in the U.S. federal jurisdiction and with U.S. states. The Company is subject to tax audits in all jurisdictions for which it files tax returns. Tax audits by their very nature are often complex and can require several years to complete. There are currently no tax audits that have commenced with respect to income tax or any other returns in any jurisdiction. Tax years ranging from 2021 to 2025 remain open to examination by various taxing jurisdictions as the statute of limitations has not expired. Because the Company is carrying forward income tax attributes, such as net operating losses and tax credits from earlier tax years, these attributes can still be audited when utilized on returns filed in the future. It is the Company’s policy to include income tax interest and penalties expense in its tax provision.

The difference between income taxes at the statutory federal income tax rate of 21% in 2025 and 2024 and income taxes reported in the consolidated statements of operations are attributable to the following (in thousands):

	December 31, 2025%		December 31, 2024%
Income tax benefit at the federal statutory rate from continuing operations	$(47)	21.0	$(49)	21.0
State income taxes, net of effect of federal taxes	(10)	4.3	(10)	4.3
Expired net operating losses	0	-	0	-
Change in valuation allowance	57	(25.3)	59	(25.3
Total	$-	-	$-	-

F-10

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets consist of the following (in thousands):

	December 31, 2025	July 31, 2025
Federal and State net operating loss	$3,886	$3,886
Foreign net operating loss	18	18
Other	-	-
	3,904	3,904
Less: Valuation allowance	(3,904)	(3,904)
Net deferred tax asset	$-	$-

At December 31, 2025, the Company had available Federal and State net operating loss carry forwards of approximately $15.5 million and foreign net operating loss carry forwards of approximately $0.1 million which expire in various years beginning in 2023. $2.1 million net operating loss carry forwards generated in 2019 and later years never expire. However, these net operating losses can only be used to reduce taxable income by 80 percent.

A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full $3.9 million valuation allowance at December 31, 2025 ($3.8 million at December 31, 2024) was necessary. The valuation allowance increased by approximately $56,000 and decreased by $313,000 for the years ended December 31, 2025 and 2024, respectively. The Company paid no taxes for the years 2025 or 2024.

10. SUBSEQUENT EVENTS

Merger Agreement

On March 6, 2026, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), by and among the Company, Gravitics Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (the “Merger Sub”), and Gravitics, Inc., a Delaware corporation (“Gravitics”). The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, at the effective time (the “Effective Time”) (i) Merger Sub will be merged with and into Gravitics, (ii) the separate corporate existence of Merger Sub will thereupon cease and Gravitics will be the surviving corporation (the “Surviving Corporation”), and (iii) the Surviving Corporation will become a wholly-owned subsidiary of the Company (the “Merger”).

The Merger

On March 6, 2026, the Company’s Board of Directors unanimously (i) approved and declared advisable the Merger Agreement and the Merger and other transactions contemplated thereby, (ii) authorized the Company to effect the Reverse Stock Split, at a ratio to be mutually agreed to by the parties, and (iii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of the Company.

At the Effective Time, the Company plans to change its business focus to the business of Gravitics, which designs and manufactures large space structures including orbital carriers, cargo logistics spacecraft, and space station modules to be used for commercial development in earth orbit and beyond. In connection with the Merger, the Company intends to change its name and trading symbol to a name and trading symbol that are more representative of the business of Gravitics.

In addition, at the Effective Time, the members of the Board intend to (i) appoint individuals to the Board to be designated by Gravitics, a majority of whom shall qualify as “independent” under Nasdaq Rule 5605(a)(2), and which will include Colin Doughan, the Chief Executive Officer of Gravitics, as Chairman, and (ii) subsequently, resign as directors. The officers of the Combined Company will be such individuals as are determined by the newly constituted Board.

The parties expect the closing of the Merger to occur on or before June 30, 2026, or on such other date that the parties mutually agree to in writing. See, “Risk Factors-Risks Relating to Our Business-Because Gravitics may not meet closing conditions we may not be successful in consummating the Merger.

Extension of Related Party Promissory Notes

On January 5, 2026, the Company and each of Dr. Frost and Dr. Hsiao entered into amendments for each of the outstanding promissory notes to extend the maturity date from December 31, 2025 to June 30, 2026 (see Note 7).

Promissory Noted dated January 2, 2026 in the Amount of $100,000

On January 2, 2026, NIMS entered into a Promissory Note in the principal amount of $100,000.00 with Frost Gamma Investments Trust (the “2026 Frost Gamma Note”), a trust controlled by Dr. Phillip Frost, which beneficially owns in excess of 10% of NIMS’ common stock. The interest rate payable by NIMS on the 2026 Frost Gamma Note is 11% per annum, payable on the maturity date of June 30, 2026. The 2026 Frost Gamma Note may be prepaid in advance of the June 30, 2026 maturity date without penalty.

F-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Non-Invasive Monitoring Systems, Inc.

Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Non-Invasive Monitoring Systems, Inc. (the “Company”) as of July 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, shareholders’ deficit, and cash flows for the year then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of July 31, 2025 and 2024, and the results of its consolidated operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company incurred a net loss and used cash in operations during the year ended July 31, 2025, and the Company had a shareholders’ deficit as of that date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the consolidated financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provided a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Weinberg & Company, P.A.

Weinberg & Company, P.A.

Los Angeles, California

January 30, 2026

F-12

NON-INVASIVE MONITORING SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	July 31, 2025	July 31, 2024

ASSETS
Current assets
Cash	$3	$25
Prepaid expenses	4	9
Total current assets	7	34

Total assets	$7	$34

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities
Accounts payable and accrued expenses	$147	$110
Current liabilities - discontinued operations	51	51
Notes payable - related parties	595	-
Accrued interest - related parties	161	-
Total current liabilities	954	161

Notes payable - related parties	-	500
Accrued interest - related parties	-	98
Total liabilities	954	759

Commitments and Contingencies

Shareholders’ deficit
Series B Preferred Stock, par value $1.00 per share; 100 shares authorized, issued and outstanding; liquidation preference $10	-	-
Common Stock, par value $0.01 per share; 400,000,000 shares authorized; 154,810,655 shares issued and outstanding as of July 31, 2025 and 2024, respectively	1,548	1,548
Additional paid in capital	26,574	26,574
Accumulated deficit	(29,069)	(28,847)

Total shareholders’ deficit	(947)	(725)
Total liabilities and shareholders’ deficit	$7	$34

The accompanying notes are an integral part of these consolidated financial statements.

F-13

NON-INVASIVE MONITORING SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended July 31, 2025 and 2024

(In thousands, except per share data)

	2025	2024
Operating costs and expenses
General and administrative	$160	$177
Extinguishment of accounts payable	-	(118)

Total operating costs and expenses	160	59

Operating loss	(160)	(59)

Interest expense, related parties	(62)	(54)

Net loss	$(222)	$(113)

Weighted average number of common shares outstanding - basic and diluted	154,811	154,811

Basic and diluted loss per common share	$(0.00)	$(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

F-14

NON-INVASIVE MONITORING SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

Years ended July 31, 2025 and 2024

(In thousands, except share amounts)

	Preferred Stock				Additional
	Series B		Common Stock		Paid in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance at July 31, 2023	100	$-	154,810,655	$1,548	$26,574	$(28,734)	$(612)
Net loss	-	-	-	-	-	(113)	(113)
Balance at July 31, 2024	100	-	154,810,655	1,548	26,574	(28,847)	$(725)
Net loss	-	-	-	-	-	(222)	(222)
Balance at July 31, 2025	100	$-	154,810,655	$1,548	$26,574	$(29,069)	$(947)

The accompanying notes are an integral part of these consolidated financial statements.

F-15

NON-INVASIVE MONITORING SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended July 31, 2025 and 2024

(In thousands)

	2025	2024
Operating activities
Net loss	$(222)	$(113)
Adjustments to reconcile net loss to net cash used in operating activities
Extinguishment of accounts payable	-	(118)
Changes in operating assets and liabilities
Prepaid expenses	5	7
Accounts payable and accrued expenses	37	(12)
Accrued interest - related parties	63	54
Net cash used in operating activities	(117)	(182)

Financing activities
Proceeds from notes payable - related parties	95	200
Net cash provided by financing activities	95	200

Net increase (decrease) in cash	(22)	18
Cash, beginning of year	25	7
Cash, end of year	$3	$25

The accompanying notes are an integral part of these consolidated financial statements.

F-16

NON-INVASIVE MONITORING SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the fiscal years ended July 31, 2025 and 2024

1. ORGANIZATION AND BUSINESS

Organization. Non-Invasive Monitoring Systems, Inc., a Florida corporation (together with its consolidated subsidiaries, the “Company” or “NIMS”). The Company previously developed and marketed its Exer-Rest® line of acceleration therapeutic platforms based upon unique, patented whole body periodic acceleration (“WBPA”) technology of which the Company maintains patents. The Company maintains limited administration, but does not have any operations or inventory.

Business. The Company is currently a shell company (as defined in Rule 12b-2 of the Exchange Act).

Going Concern. The Company’s consolidated financial statements have been prepared and presented on a basis assuming it will continue as a going concern. As reflected in the accompanying consolidated financial statements, the Company had net losses from continuing operations of approximately $222,000 and $113,000 for each of the years ended July 31, 2025 and 2024, respectively, and has experienced cash outflows from operating activities. The Company also has an accumulated deficit of $29.0 million as of July 31, 2025. The Company had $3,000 of cash at July 31, 2025 and negative working capital of approximately $947,000. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is seeking potential mergers, acquisitions and strategic collaborations. There is no assurance that the Company will be successful in this regard, and, if not successful, that it will be able to continue its business activities. The accompanying consolidated financial statements do not include any adjustments that might be necessary from the outcome of this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Non-Invasive Monitoring Systems of Florida, Inc., which has no current operations, and NIMS of Canada, Inc., a Canadian corporation, which has no current operations. All inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions, such as deferred taxes as estimates, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual results could differ materially from these estimates.

Cash and Cash Equivalents. The Company considers all highly liquid short-term investments purchased with an original maturity date of three months or less to be cash equivalents. The Company had approximately $3,000 and $25,000, on deposit in bank operating accounts at July 31, 2025 and July 31, 2024, respectively.

Income Taxes. The Company uses the asset and liability method to determine the income tax expense or benefit. Deferred tax assets and liabilities are computed based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that are expected to be in effect when the differences are expected to recovered or settled. Any resulting net deferred tax assets are evaluated for recoverability and, accordingly, a valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax asset will not be realized.

The Company files its tax returns as prescribed by the laws of the jurisdictions in which it operates. Tax years ranging from 2020 to 2024 remain open to examination by various taxing jurisdictions as the statute of limitations has not expired. The net operating losses are generally subject to examination up to three years after the utilization of such losses. It is the Company’s policy to include income tax interest and penalty expense in its tax provision.

F-17

Fair Value of Financial Instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments such as cash, prepaid expenses and accounts payable and accrued expenses approximate fair values because they are short term in nature.

Loss Contingencies. We recognize contingent losses that are both probable and estimable. In this context, we define probability as circumstances under which events are likely to occur. In regard to legal costs, we record such costs as incurred.

Related Parties. The Company follows ASC 850 “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Recent Accounting Pronouncements. The Company considers the applicability and impact of all relevant Accounting Standard Updates (“ASU’s”). Our conclusion was that they did not have any material effect on the consolidated financial statements.

3. DISCONTINUED OPERATIONS

On May 3, 2019, the Company exchanged its inventory for forgiveness of accrued unpaid rent. Concurrent with the exchange management with the appropriate level of authority determined to discontinue the operations of the product segment. As of July 31, 2025 and 2024, accounts payable and accrued expenses related to these operations had a balance of $51,000 each year and presented as “Current liabilities-discontinued operations” in the accompanying consolidated balance sheets.

4. SHAREHOLDERS’ DEFICIT

The Company has one class of Preferred Stock. Holders of Series B Preferred Stock are entitled to vote with the holders of common stock as a single class on all matters. We are currently authorized to issue an aggregate of 401,000,000 shares of capital stock, consisting of 400,000,000 shares of common stock and 1,000,000 designated shares of preferred stock with preferences and rights to be determined by our Board of Directors.

Series B Preferred Stock is not redeemable by the Company and has a liquidation value of $100 per share, plus declared and unpaid dividends, if any. Dividends are non-cumulative, and are at the rate of $10 per share, if declared.

No preferred stock dividends were declared for the years ended July 31, 2025 and 2024.

The Company did not issue any shares of the Company’s common stock during the years ended July 31, 2025 and 2024.

5. BASIC AND DILUTED LOSS PER SHARE

Basic net loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Diluted potential common shares consist of incremental shares issuable upon conversion of preferred stock. In computing diluted net loss per share for the years ended July 31, 2025 and 2024, no dilution adjustment has been made to the weighted average outstanding common shares because the assumed conversion of preferred stock would be anti-dilutive.

6. RELATED PARTY TRANSACTIONS

Our principal corporate office is located at 4400 Biscayne Blvd., Miami, Florida. We occupy this space from Frost Real Estate Holdings, LLC, which is a company controlled by Dr. Phillip Frost, a member of the Board of Directors and one of our largest beneficial shareholders. We previously leased the approximately 1,800 square feet under a lease agreement, which commenced with a five-year term on January 1, 2008 and expired on December 31, 2012, and then we went on a month-to-month basis and then in February 2016 the office space rent was reduced to $0 per month.

F-18

For the years ended July 31, 2025 and 2024, the Company did not record any rent expense related to the Miami lease. At July 31, 2025 and 2024 there was $0 rent payable.

Accounts payable at July 31, 2025 includes $13,100 due to an officer and director of the Company.

The Company has related party notes outstanding, as described below in Note 7.

The Company is under common control with multiple entities and the existence of that control could result in operating results or financial position of each individual entity significantly different from those that would have been obtained if the entities were autonomous. One of those related parties, OPKO Health, Inc. (“OPKO”) and the Company are under common control and OPKO has a one percent ownership interest in the Company that OPKO has accounted for as an equity method investment due to the ability to significantly influence the Company.

7. NOTES PAYABLE - RELATED PARTY

Notes payable- related party are summarized in the following table (in thousands):

	As of July 31, 2025	As of July 31, 2024

(a) Notes payable- Frost Gamma Investments Trust	$445	$350
(b) Notes payable- Dr. Jane Hsiao	150	150
Total Notes payable - related party	$595	$500

(a) The Company has outstanding notes payable to Frost Gamma Investments Trust (“Frost Gamma”) which pertained to promissory notes issued in fiscal 2021 and 2022, in the principal amount of $75,000 and $75,000, respectively. The promissory notes accrue interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026, as amended on January 5, 2026. The Frost Gamma promissory note may be prepaid in advance of the maturity date without penalty. Frost Gamma is a trust controlled by Dr. Phillip Frost, a current director of the Company, and who beneficially owns in excess of 10% of the Company’s common stock.

On August 15, 2023, the Company entered into a new promissory note agreement with Frost Gamma in the principal amount of $200,000, which also accrues interest at a rate of 11% per annum, payable on the maturity date June 30, 2026, as amended on January 5, 2026. This promissory note may also be prepaid in advance of the maturity date without penalty.

On September 25, 2024, October 23, 2024, January 23, 2025 and August 27, 2025, the Company entered into new promissory note agreements with Frost Gamma in the aggregate principal amount of $120,000, which also accrues interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026, as amended on January 5, 2026. The promissory notes may also be prepaid in advance of the maturity date without penalty.

There were no payments made on the promissory notes to Frost Gamma and as such, total outstanding notes payable balance was $470,000 and $350,000 as of July 31, 2025 and 2024, respectively.

On January 5, 2026, the Company and each of Dr. Frost and Dr. Hsiao entered into amendments for each of the outstanding promissory to extend the maturity date from December 31, 2025 to June 30, 2026.

(b) The Company has outstanding notes payable Jane Hsiao, Ph.D. (“Dr. Hsiao”) which pertained to promissory notes issued in fiscal 2021 and 2022, in the principal amount of $75,000 and $75,000, respectively. The promissory notes accrue interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026, as amended on January 5, 2026. The promissory notes to Dr. Hsiao may be prepaid in advance of the maturity date without penalty. Dr. Hsiao is the Company’s Chairman and Interim CEO, and who beneficially owns in excess of 10% of the Company’s common stock.

There were no payments made on the promissory notes to Dr. Hsiao and as such, total outstanding notes payable balance was $150,000 as of July 31, 2025 and 2024, respectively.

F-19

8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses from continuing operations are summarized in the following table (in thousands):

	July 31, 2025	July 31, 2024
Accounts payable	$99	$80
Accrued redemption	10	10
Accrued other	38	20
Total	$147	$110

9. INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Pursuant to this method, deferred tax assets and liabilities are established for the differences between the financial reporting and the tax bases of the Company’s assets and liabilities and net operating loss carryforwards at enacted tax rates expected to be in effect when such amounts are realized or settled. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The accounting for uncertain tax positions guidance under ASC 740 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The application of this guidance does not affect the Company’s financial position, results of operations or cash flows for the years ended July 31, 2025 and 2024.

The Company files its tax returns in the U.S. federal jurisdiction and with U.S. states. The Company is subject to tax audits in all jurisdictions for which it files tax returns. Tax audits by their very nature are often complex and can require several years to complete. There are currently no tax audits that have commenced with respect to income tax or any other returns in any jurisdiction. Tax years ranging from 2021 to 2025 remain open to examination by various taxing jurisdictions as the statute of limitations has not expired. Because the Company is carrying forward income tax attributes, such as net operating losses and tax credits from earlier tax years, these attributes can still be audited when utilized on returns filed in the future. It is the Company’s policy to include income tax interest and penalties expense in its tax provision.

The difference between income taxes at the statutory federal income tax rate of 21% in 2024 and 2024 and income taxes reported in the consolidated statements of operations are attributable to the following (in thousands):

	July 31, 2025%		July 31, 2024%
Income tax benefit at the federal statutory rate from continuing operations	$(47)	21.0	$(49)	21.0
State income taxes, net of effect of federal taxes	(10)	4.3	(10)	4.3
Expired net operating losses	0	-	0	-
Change in valuation allowance	57	(25.3)	59	(25.3
Total	$-	-	$-	-

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets consist of the following (in thousands):

	July 31, 2025	July 31, 2024
Federal and State net operating loss	$3,886	$3,830
Foreign net operating loss	18	18
Other	-	-
	3,904	3,848
Less: Valuation allowance	(3,904)	(3,848)
Net deferred tax asset	$-	$-

At July 31, 2025, the Company had available Federal and State net operating loss carry forwards of approximately $15.0 million and foreign net operating loss carry forwards of approximately $0.1 million which expire in various years beginning in 2023. $2.1 million net operating loss carry forwards generated in 2019 and later years never expire. However, these net operating losses can only be used to reduce taxable income by 80 percent.

A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full $3.9 million valuation allowance at July 31, 2025 ($3.8 million at July 31, 2024) was necessary. The valuation allowance increased by approximately $56,000 and decreased by $313,000 for the years ended July 31, 2025 and 2024, respectively. The Company paid no taxes for the years 2025 or 2024.

10. SUBSEQUENT EVENTS

On August 27, 2025, the Company entered into a promissory note with Frost Gamma in the principal amount of $25,000 which accrues interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026, as amended on January 5, 2026. The promissory notes may also be prepaid in advance of the maturity date without penalty.

On January 2, 2026, the Company entered into a new promissory agreement with Frost Gamma in the aggregate principal amount of $100,000, which accrues interest at a rate of 11% per annum, payable on the maturity date on June 30, 2026. The promissory notes may also be prepaid in advance of the maturity date without penalty.

F-20

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Gravitics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Gravitics, Inc. (the “Company”) as of December 31, 2025 and 2024, and the related statements of operations, statements of redeemable convertible preferred stock and shareholders’ deficit, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value of Financing Transactions

The Company has issued certain financing instruments, including Simple Agreements for Future Equity (SAFEs), convertible promissory notes and related warrants (to third parties and related parties). As described in Note 7 to the financial statements, the Company elected the fair value option under ASC 825 for its SAFEs and convertible promissory notes, which include embedded conversion and redemption features, and the related warrants are recognized as liabilities in accordance with ASC 815. These instruments are measured at fair value on a recurring basis. In determining the fair value of these instruments, the Company utilized probability weighted scenario models combined with a Black Scholes options pricing model, which involves significant assumptions including equity volatility, equity value, and probabilities of future conversion or redemption events.

We identified the accounting for the fair value of financing instruments as a critical audit matter due to the significant judgements, assumptions and complexity involved in the estimate of fair value of these instruments This led to a high degree of auditor subjectivity and significant audit effort was required in performing our procedures and evaluating audit evidence relating to judgements and assumptions made by the Company.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, (i) obtaining an understanding of and evaluating the design of controls related to financial reporting; (ii) obtaining the SAFE, convertible promissory note, and related warrant agreements and evaluating the terms and conditions of the agreements and assessing the reasonableness of management’s interpretation and application of the appropriate accounting guidance, (iii) evaluating the appropriateness of the valuation model used in management’s estimate including the reasonableness of the inputs to the valuation model, (iv) involving valuation professionals with specialized skills and knowledge when performing audit procedures to evaluate the reasonableness of Management’s valuation methodology estimates and assumptions and (v) evaluating the Company’s financial statement disclosures for these instruments to ensure they adequately describe the valuation technique, significant assumptions, and estimation uncertainty associated with determining fair value.

/s/ EisnerAmper LLP

We have served as the Company’s auditor 2025.

EISNERAMPER LLP

Iselin, New Jersey

April 17, 2026

F-21

Gravitics, INC.

BALANCE SHEETS

(in thousands, except share and per share amounts)

	As of December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$183	$863
Unbilled revenues	30	226
Prepaid expenses	448	225
Total current assets	661	1,314
Property and equipment, net	371	511
Right-of-use assets	2,080	2,621
Security deposit	500	500
Total assets	$3,612	$4,946

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$1,827	$574
Accrued expenses and other current liabilities	456	187
Deferred revenues	161	-
Short-term borrowings	373	300
Convertible promissory notes, at fair value, current portion	5,739	-
Current portion of lease liabilities	441	385
Subscription liability	1,650	-
Total current liabilities	10,647	1,446
Convertible promissory notes, at fair value, net of current portion	-	4,248
Warrant liabilities, at fair value	2,934	949
SAFE liabilities, at fair value	10,109	7,673
Lease liabilities, net of current portion	1,280	1,720
Total liabilities	24,970	16,036

Commitments and contingencies (Note 11)

Redeemable convertible preferred stock
Series Seed redeemable convertible preferred stock, par value $0.00001 per share: 6,011,818 shares authorized; 4,185,420 issued and outstanding. (Liquidation value of $18,865)	15,770	15,770

Stockholders’ deficit
Common stock, par value $0.00001 per share: 19,841,878 shares authorized; 7,444,072 and 6,737,941 shares issued and outstanding at December 31, 2025 and 2024, respectively.	-	-
Additional paid-in capital	5,410	3,979
Accumulated deficit	(42,538)	(30,839)
Total stockholders’ deficit	(37,128)	(26,860)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$3,612	$4,946

The accompanying notes are an integral part of these financial statements.

F-22

GRAVITICS, INC.

STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	For the Years Ended December 31,
	2025	2024
Revenue	$1,044	$2,610
Operating expenses:
Cost of revenue	867	2,339
Research and development	3,457	2,124
General and administrative	5,723	4,942
Total operating expenses	10,047	9,405
Loss from operations	(9,003)	(6,795)
Other income (expense):
Change in fair value of SAFE liabilities	1,159	(1,108)
Change in fair value of convertible promissory notes	(1,858)	(1,246)
Change in fair value of warrant liabilities	(1,985)	(87)
Gain on extinguishment of unsecured promissory note	-	186
Other income (expense), net	(12)	2
Total other expense, net	(2,696)	(2,253)
Net loss	$(11,699)	$(9,048)

Net loss per share of common, basic and diluted	$(1.88)	$(2.11)
Weighted-average shares of common stock outstanding, basic and diluted	6,211,039	4,289,651

The accompanying notes are an integral part of these financial statements.

F-23

Gravitics, INC.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share amounts)

	Redeemable Convertible				Additional		Total
	Preferred Stock		Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance December 31, 2023	4,053,323	$14,945	7,106,059	$-	$2,352	$(21,791)	$(19,439)
Issuance of redeemable convertible preferred stock and common stock upon conversion of promissory note	132,097	825	66,049	-	48	-	48
Exercise of stock options			65,833	-	-	-	-
Contribution of common stock by stockholder	-	-	(500,000)	-	-	-	-
Reclassification of warrant liability to equity	-	-	-	-	71	-	71
Stock based compensation	-	-	-	-	1,508	-	1,508
Net loss	-	-	-	-	-	(9,048)	(9,048)
Balance December 31, 2024	4,185,420	15,770	6,737,941	-	3,979	(30,839)	(26,860)
Issuance of pre-funded warrants	-	-	-	-	60	-	60
Exercise of pre-funded warrants	-	-	694,673	-	7	-	7
Exercise of stock options			11,458	-	-	-	-
Stock based compensation	-	-	-	-	1,364	-	1,364
Net loss	-	-	-	-	-	(11,699)	(11,699)
Balance December 31, 2025	4,185,420	$15,770	7,444,072	$-	$5,410	$(42,538)	$(37,128)

The accompanying notes are an integral part of these financial statements.

F-24

Gravitics, INC.

STATEMENTS OF CASH FLOWS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2025	2024
Operating activities:
Net loss	$(11,699)	$(9,048)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	178	178
Change in right-of-use assets	541	512
Cash interest paid on convertible promissory notes	(367)	(749)
Change in fair value of convertible promissory notes	1,858	1,246
Change in fair value of warrant liabilities	1,985	87
Change in fair value of SAFE liabilities	(1,159)	1,108
Gain on extinguishment of unsecured promissory note	-	(186)
Stock-based compensation	1,364	1,508
Changes in operating assets and liabilities:
Unbilled revenues	196	(226)
Prepaid expenses	(223)	(57)
Accounts payable	1,253	380
Accrued expenses and other current liabilities	272	(241)
Deferred revenues	161	-
Operating lease liabilities	(384)	(334)
Cash used in operating activities	(6,024)	(5,822)
Investing activities:
Purchases of property and equipment	(38)	(71)
Cash used in investing activities	(38)	(71)
Financing activities:
Proceeds from issuance of SAFE instruments	-	3,057
Proceeds from issuance of SAFE instruments and pre-funded warrants	3,655	-
Proceeds from advance subscriptions	1,650	-
Proceeds from issuance of common stock upon exercise of pre-funded warrants	7	-
Proceeds from short-term borrowings	170	-
Repayment of short-term borrowing principal	(100)	-
Cash provided by financing activities	5,382	3,057
Net decrease in cash and cash equivalents	(680)	(2,836)
Cash and cash equivalents at beginning of the year	863	3,699
Cash and cash equivalents at the end of the year	$183	$863

Supplemental cash flow information:
Interest paid	$380	$802
Supplemental non-cash investing and financing activities:
Conversion of convertible promissory note into common and preferred stock	$-	$873
Reclassification of warrant liability to equity	$-	$71

The accompanying notes are an integral part of these financial statements.

F-25

GRAVITICS, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Description of Business

Gravitics, Inc. (the “Company”), a Delaware corporation, is engaged in the design, development and commercialization of large space structures including orbital carriers, cargo logistics spacecraft, space station modules, and related engineering and technical services. The Company’s primary customer base consists of government entities and the commercial space industry. The Company was incorporated in the state of Delaware on May 7, 2021. The Company’s headquarters are in Marysville, Washington.

2. Going Concern and Liquidity

In accordance with ASC 205-40, Going Concern, the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. The Company has incurred recurring losses and negative cash flows from operations since inception, and, as of December 31, 2025, the Company had cash and cash equivalents of $0.2 million and an accumulated deficit of $42.5 million. In January 2026, the Company sold 337,540 shares of Series A-1 redeemable convertible preferred stock to existing investors at a price of $4.89 per share for gross proceeds of $1.7 million and further sold 2,240,041 shares of Series A-1 redeemable convertible preferred stock at a price of $4.89 per share for gross proceeds of $10.9 million in a subsequent closing in January and February 2026. See Note 16.

Since its inception in May 2021, the Company has funded its operations through the sale of simple agreements for future equity (“SAFEs”), the sale of redeemable convertible preferred stock, the issuance of convertible promissory notes, and revenue from customers. The Company does not believe that its current capital resources, which consist of cash and cash equivalents, will be sufficient to fund operations through at least the next twelve months from the date the accompanying financial statements are issued based on its current operating plan. As the Company continues to pursue its business plan, it expects to finance its operations through equity offerings, debt financings, or other capital sources. However, there can be no assurance that any additional financing or strategic arrangements will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, it may be necessary to significantly reduce its scope of operations to reduce the current rate of spending.

Based on the factors above, the Company has concluded that substantial doubt exists with respect to its ability to continue as a going concern within one year after the date that these financial statements were issued.

The Company’s financial statements have been prepared on the basis of the Company continuing as a going concern, which assumes the continuity of operations, the realization of assets and the settlement of liabilities and commitments as they come due in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. Significant Accounting Policies and Basis of Presentation

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and the Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

F-26

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Concentration of Credit Risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company deposits cash and cash equivalents with high credit quality financial institutions in the United States. These deposits are held in checking and money market accounts and may, from time to time, exceed the federally insured amounts. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk in its cash and cash equivalents.

Concentration of Customer Risk

For the years ended December 31, 2025 and 2024, two customers accounted for substantially all of the Company’s total revenue. At December 31, 2025 one customer accounted for all of the Company’s unbilled revenue. At December 31, 2024, two customers accounted for all of the Company’s unbilled revenue.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in money market accounts.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. The fair value standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. The Company uses the hierarchy prescribed in the accounting guidance for fair value measurements, based upon the available inputs to the valuation and the degree to which they are observable or not observable in the market. The three levels in the hierarchy are as follows:

●	Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date;

●	Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3 - Unobservable inputs reflecting the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The carrying amounts of certain financial assets and liabilities, including prepaid and other current assets, accounts payable, accrued liabilities, and short-term borrowings approximate fair value because of the short maturity and liquidity of those instruments. The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety. See Note 7 for fair value disclosures related to the Company’s convertible promissory notes, warrant liabilities, and SAFE liabilities.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures for repairs and maintenance which do not extend the useful life of the related assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the leasehold period, if shorter and applicable. The estimated useful life of furniture and fixtures is 7 years and office equipment is estimated at 5 years. The useful life of computer equipment is 5 years and tools, machinery and other equipment range from 3 to 5 years. Leasehold improvements are amortized over the shorter of the asset’s useful life or the term of the lease. Upon asset retirements or disposals, costs and accumulated depreciation and amortization balances are removed and any gains or losses are recognized upon retirement or disposal.

F-27

Leases

The Company determines if an arrangement is or contains a lease and the classification of that lease at contract inception. Specifically, the Company considers whether it controls the underlying asset and has the right to obtain substantially all of the economic benefits or outputs from the asset. The Company entered into a lease agreement for its office and manufacturing facility and accounts for its lease obligation under ASU No. 2016-02, Leases (Topic 842).

Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the lease commencement date. Operating lease ROU assets are based on the corresponding lease liability adjusted for (i) payments made at or before the commencement date, (ii) initial direct costs incurred and (iii) tenant incentives under the lease. The Company does not account for renewals or early terminations unless it is reasonably certain to exercise these options at commencement. Operating lease expense is recognized on a straight-line basis over the lease term. The Company accounts for lease and non-lease components as a single lease component for operating leases. The Company does not record leases with terms of 12 months or less on the balance sheet.

As the implicit rate for the operating lease was not determinable, the Company used its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments. The incremental borrowing rate reflects the estimated interest rate that the Company would have to pay to borrow on a collateralized basis, an amount equal to the lease payments in a similar economic environment over a similar term.

Convertible Promissory Notes

The Company evaluated its convertible promissory notes and determined they include embedded features that would otherwise require potential bifurcation. Neither the notes nor any embedded features were required to be classified as equity. Therefore, the Company elected the fair value option (“FVO”) under ASC 825, Financial Instruments, for all convertible promissory notes at their respective dates of issuance. Under the FVO, the convertible notes are recorded at fair value upon initial recognition and are subsequently remeasured at fair value at each reporting date. Changes in fair value, excluding changes attributable to instrument-specific credit risk, are recognized in other income (expense) within the statements of operations. The portion of the total change in fair value resulting from changes in instrument-specific credit risk is recognized separately in other comprehensive income (loss). Upon derecognition of the convertible notes, any cumulative gain or loss previously recognized in other comprehensive income as a result of changes in instrument-specific credit risk will be reclassified to net income. For both years presented, the Company determined that the change in fair value of its FVO liabilities attributable to instrument-specific credit risk was not significant. Accordingly, net loss equals comprehensive loss for all periods presented. The election of the FVO is irrevocable and is applied on an instrument-by-instrument basis. As a result of the FVO election, the embedded features within the convertible notes are not required to be separately accounted for. Debt issuance costs incurred in connection with convertible notes measured at fair value under the FVO are expensed as incurred.

SAFE Liabilities

The Company has issued SAFEs to various investors. SAFEs represent instruments that provide a form of financing to the Company and possess characteristics of both a debt and equity instrument. The SAFEs have the potential for cash settlement upon the occurrence of certain “liquidity events” (including a change of control, direct listing, or initial public offering) and “dissolution events” (including voluntary termination of operations, a general assignment for the benefit of the Company’s creditors, or any other liquidation, dissolution or winding up of the Company (excluding a liquidity event), whether voluntary or involuntary). The instruments at the election of the holder, can also be settled in shares of the Company’s common stock, which are contingently redeemable upon a liquidation event that may obligate the Company to transfer assets at some point in the future.

F-28

The Company has elected the FVO under ASC 825, Financial Instruments, to account for the SAFEs in their entirety at fair value. The Company elected the FVO because the SAFEs are hybrid financial instruments containing embedded features that would otherwise require analysis to determine whether bifurcation is necessary, and measurement at fair value more faithfully represents the economic substance of the instruments. The Company evaluated the SAFEs and did not identify any embedded features that are required to be classified as equity. The election was made on an instrument-by-instrument basis at the date of initial recognition of each SAFE and is irrevocable.

The SAFE liability is subject to re-measurement at each balance sheet date until a triggering event, equity financing, change in control or dissolution occurs, and any change in fair value is recognized in the Company’s statements of operations.

Warrants to Purchase Common Stock

Common stock warrants are accounted for in accordance with applicable accounting guidance provided in ASC 815, Derivatives and Hedging - Contracts in Entity’s Own Equity, as either derivative liabilities or as equity instruments depending on the specific terms of the warrant agreement.

Redeemable Convertible Preferred Stock

The Company classifies its preferred stock outside of total stockholders’ deficit because, in the event of certain “liquidation events” (including a merger, acquisition or sale of all or substantially all of the Company’s assets) that are not solely within the control of the Company, the shares would become redeemable at the option of the holders. The Company does not accrete the carrying values of the preferred stock to the redemption values since a liquidation event was not considered probable as of December 31, 2025 and 2024. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.

Revenue Recognition

The Company recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”).

In accordance with ASC 606, revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company accounts for revenue contracts with customers through the following steps:

●	Identification of the contract, or contracts, with the customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of the revenue when, or as, the Company satisfies a performance obligation.

The Company satisfies its performance obligations over time and measures progress toward complete satisfaction of its performance obligations using the cost-to-cost input method, which recognizes revenue based on costs incurred to date relative to total estimated costs at completion. Changes in estimated total costs at completion are recognized on a cumulative catch-up basis in the period in which the change in estimate is identified.

The Company capitalizes costs to fulfill its contracts as fixed assets or inventory, as appropriate, under other applicable U.S. GAAP. There were no significant incremental costs to obtain or fulfill its revenue contracts under the guidance of ASC 340-40, Other Assets and Deferred Costs — Contracts with Customers, during the years ended December 31, 2025 and 2024. See Note 13 for further discussion of the Company’s revenue arrangements.

F-29

Research and Development

Research and development expenses are recognized as incurred and primarily include costs related to wages, software, and contracted services associated with engineering and product development activities.

Stock-based Compensation

The Company measures employee and nonemployee stock-based awards at their grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards. The Company accounts for forfeitures in the period in which they occur.

Estimating the fair value of stock-based awards requires the input of subjective assumptions, including the estimated fair value of the Company’s common stock for restricted stock awards and stock options. Additionally, for stock options, the Company estimates the expected life of the options and stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards.

As the Company’s common stock was not publicly traded through December 31, 2025, its board of directors periodically estimated the fair value of the Company’s common stock considering, among other things, contemporaneous valuations of its common stock prepared by a third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes (“ASC 740”), from its inception. Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company recognizes the tax benefits of uncertain tax positions only when the positions are “more likely than not” to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of laws and regulations of the jurisdiction. The application of laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations, and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management’s estimate. As of December 31, 2025, the Company does not have any unrecognized tax benefits. The Company records interest (and penalties where applicable), net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense in the statements of operations.

Segments

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company identifies its operating segments according to how the Company’s business activities are managed and evaluated. ASC 280 establishes standards for companies to report financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

F-30

The Company currently operates in one reportable segment. The CODM has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. When evaluating the Company’s financial performance, the CODM reviews total revenues, total expenses, and expenses by functional classification, using this information to make decisions on a Company-wide basis. Accordingly, the Company has determined that it has a single reportable and operating segment structure.

The key measure of segment profit or loss reviewed by CODM is net loss. The CODM uses net loss as well as revenue results to allocate resources in the annual budgeting and forecasting process and also uses those measures as a basis for evaluating financial performance regularly by comparing actual results with established budgets and forecasts. All significant expense categories are presented on the statements of operations. The measure of segment assets is reported on the balance sheets as total assets. Segment revenues and expenses are identical to those disclosed in the statements of operations.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): “Improvements to Income Tax Disclosures”. ASU 2023-09 is intended to improve income tax disclosure requirements by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) the disaggregation of income taxes paid by jurisdiction. The guidance makes several other changes to the income tax disclosure requirements as well. The guidance in ASU 2023-09 is effective for annual reporting periods in fiscal years beginning after December 15, 2024. The Company adopted this ASU retrospectively for the fiscal year beginning January 1, 2025. The adoption of ASU 2023-09 resulted in enhanced income tax disclosures and did not have an impact on the Company’s consolidated financial position, results of operations, or cash flows. The required information has been disclosed in Note 15.

Recently Issued Accounting Pronouncements

The Company considers the applicability of and impact of all ASUs. ASUs not discussed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Company’s financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses. ASU 2024-03 requires additional disclosure of specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The requirements will be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its financial statements and disclosures.

Net Loss Per Share

Basic net loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period. The weighted-average number of shares of common stock outstanding used in the basic net loss per share calculation does not include unvested restricted stock awards as these instruments are considered contingently issuable shares until they vest. Diluted net loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as convertible preferred stock, common stock warrants, restricted stock awards and stock options, which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same for basic net loss per share due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive. The Company’s preferred stock and unvested restricted stock entitles the holder to participate in dividends and earnings of the Company, and, if the Company were to recognize net income, it would have to use the two-class method to calculate earnings per share. The two-class method is not applicable during periods with a net loss, as the holders of the convertible preferred stock and unvested restricted stock have no obligation to fund losses.

F-31

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive, due to the reported losses:

	December 31,
	2025	2024
Redeemable convertible preferred stock	4,185,420	4,185,420
Convertible promissory notes	1,077,168	904,786
SAFEs	1,518,594	1,005,335
Common stock warrants	2,500,650	1,604,681
Unvested restricted stock awards	299,823	1,927,741
Stock options	2,688,294	2,920,881
	12,269,949	12,548,844

Amounts in the above table reflect the common stock equivalents. Amounts included for convertible promissory notes, SAFEs, and common stock warrants reflect an estimate, as the conversion mechanics of such instruments provide for holders to receive shares based on a percentage of the fully diluted capitalization of the company at the time of exercise or conversion, as applicable. For SAFEs, the estimated common stock equivalents were calculated based on the applicable post-money valuation cap relative to the Company’s estimated fully diluted capitalization.

4. Property and Equipment, Net

Property and equipment, net consisted of the following at December 31, 2025 and 2024 (amounts in thousands):

	December 31,
	2025	2024
Tools, machinery, and equipment	$308	$305
Computer equipment	190	155
Furniture and fixtures	132	132
Office equipment	103	103
Leasehold improvements	143	143
	876	838
Less: accumulated depreciation	(505)	(327)
Property and equipment, net	$371	$511

Depreciation and amortization expense was $0.2 million in each of the years ended December 31, 2025 and 2024.

F-32

5. Short-term borrowings

The following table summarizes the outstanding borrowings as of December 31, 2025 and 2024 (amounts in thousands):

	December 31,
	2025	2024
Due to related parties	$45	$-
Due to employees	28	-
Third party borrowings	300	300
Total short-term borrowings	$373	$300

Related Party Loans

During the year ended December 31, 2025, the Company entered into short-term, non-interest-bearing loan arrangements with certain officers and shareholders of the Company, as described below. These loans are due to related parties as defined by ASC 850, Related Party Disclosures. These related party transactions were not conducted at arm’s length, as the loans do not bear interest. Given the short-term nature of these arrangements (all subsequently repaid in the first quarter of 2026), the effect of imputing interest at a market rate is not considered material to the financial statements.

The Company’s Chief Executive Officer, Shareholder, and Director, advanced a total of $125,000 to the Company during 2025 through two separate non-interest-bearing loans. A $100,000 loan issued in the first quarter of 2025 was fully repaid in the second quarter of 2025. A second loan of $25,000 was issued in the third quarter of 2025 and remains outstanding as of December 31, 2025. The loan was subsequently repaid in the first quarter of 2026.

The Company’s Cofounder, Chief Marketing Officer, and Shareholder, advanced a total of $19,970 to the Company during 2025 through two separate non-interest-bearing loans of $4,970 and $15,000, respectively, both issued in the third quarter of 2025. Both loans remain outstanding as of December 31, 2025. The loans were subsequently repaid in the first quarter of 2026.

As of December 31, 2025, total amounts due to related parties under these non-interest-bearing loan arrangements were $44,970.

Employee Loan

In the third quarter of 2025, the Company received a short-term business loan of $25,000 from an employee of the Company. The general terms of the loan provided for a minimum 4.0% interest rate, with principal and interest repayable within 30 days of the loan issuance date and a 2% retroactive interest penalty payable until the loan is repaid in full. As the loan was not repaid within the initial 30-day term, the 2% retroactive interest penalty was applied. As of December 31, 2025, the outstanding balance was $27,857, consisting of principal of $25,000 and accrued interest and penalties of $2,857. Interest expense and penalties of $2,857 are included in other income (expense), net in the accompanying statements of operations. The short-term employee business loan and related interest was repaid in full in the first quarter of 2026.

Third party borrowing

In 2023, the Company received a cash advance of $0.3 million from an unrelated third party. The advance was not formalized under a written loan agreement and has no stated maturity date, repayment schedule, or interest rate. The advance is payable on demand in accordance with ASC 470-10-45-10, which requires that obligations that by their terms are due on demand be classified as current liabilities, even though liquidation may not be expected within one year. In March 2026, the advance was formalized under a promissory note which matures in September 2026. The Company has classified the obligation within current liabilities as of December 31, 2025.

The Company has entered into one noncancellable operating lease for office and manufacturing space, with a term ending in 2029. The Company determines if a contract is or contains a lease based on its relevant terms in accordance with ASC 842, including whether it conveys to the Company the right to obtain substantially all of the economic benefits of the identified leased asset and to direct its use.

F-33

The components of lease cost for the years ended December 31, 2025 and 2024 were as follows (amounts in thousands):

	Year Ended December 31,
	2025	2024
Operating lease cost	$702	$702
Variable lease cost	134	228
Total lease cost	$836	$930

Other information related to leases as of December 31, 2025 and 2024 were as follows (dollar amounts in thousands):

	Year Ended December 31,
	2025	2024
Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities:
Cash used in operations for operating leases	$545	$524

	December 31,
	2025	2024
Weighted-average remaining lease term - operating leases (years)	3.3	4.3
Weighted-average discount rate - operating leases	8.3%	8.3%

F-34

Maturities of lease liabilities under noncancellable leases as of December 31, 2025 are as follows (amounts in thousands):

2026	$567
2027	590
2028	613
2029	212
Total lease payments	1,982
Less imputed interest	(261)
Total lease liabilities	$1,721

Current portion of lease liabilities	$441
Lease liabilities, net of current portion	1,280
$1,721

7. Fair Value Measurements

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis (amounts in thousands):

	December 31, 2025
	Level 1	Level 2	Level 3	Total Fair Value
Liabilities:
Convertible promissory notes	$-	$-	$5,739	$5,739
Warrant liabilities	-	-	2,934	2,934
SAFE liabilities	-	-	10,109	10,109
Total liabilities	$-	$-	$18,782	$18,782

	December 31, 2024
	Level 1	Level 2	Level 3	Total Fair Value
Liabilities:
Convertible promissory notes	-	-	4,248	4,248
Warrant liabilities	-	-	949	949
SAFE liabilities	-	-	7,673	7,673
Total liabilities	$-	$-	$12,870	$12,870

There were no transfers between levels 1, 2, or 3, of such instruments during the years ended December 31, 2025 and 2024.

SAFEs

Since inception, the Company has issued SAFEs to various investors. The SAFEs are classified as liabilities and measured at fair value under the fair value option elected in accordance with ASC 825, Financial Instruments. Refer to Note 3 for additional information regarding the Company’s accounting policy for SAFEs.

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The following table summarizes the change in SAFE fair value for the years ended December 31, 2025 and 2024 (amounts in thousands):

		Related Party
	SAFE	SAFE
	Liabilities	Liabilities	Total
Balance at January 1, 2024	$3,375	$133	$3,508
Issuance of SAFES	1,557	1,500	3,057
Change in fair value	993	115	1,108
Balance at December 31, 2024	5,925	1,748	7,673
Issuance of SAFES	655	2,940	3,595
Change in fair value	(986)	(173)	(1,159)
Balance at December 31, 2025	$5,594	$4,515	$10,109

In connection with certain 2025 SAFE financings, the Company also issued pre-funded warrants to purchase shares of common stock at an exercise price of $0.01 per share. The warrants were exercisable within two business days of issuance and were immediately exercised. The Company allocated the total financing proceeds using the with-and-without method, whereby the SAFEs, which are measured at fair value on a recurring basis, were initially recorded at fair value, and the residual proceeds were allocated to the warrants and recorded in additional paid-in capital. Refer to Note 9 for additional information regarding warrants to purchase common stock.

The fair value estimate of SAFEs includes significant inputs not observable in market, which represents a Level 3 measurement within the fair value hierarchy. The Company estimates fair value using a probability-weighted scenario analysis combined with a Black-Scholes option pricing model. Under this approach, three potential settlement outcomes are modeled for each SAFE: (i) an equity financing, in which the SAFEs automatically convert into shares of redeemable convertible preferred stock at a price based on the lower of the price per share paid by new investors or the price implied by the applicable post-money valuation cap; (ii) a liquidity event, in which the SAFEs convert into the greater of the cash-out amount (the original purchase amount) or the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price; and (iii) a dissolution event, in which SAFE holders receive a pro rata portion of remaining proceeds, subject to the liquidation priority provisions of the SAFE agreements. The fair value of each scenario comprises the present value of the bond-like payoff component plus the value of an embedded call option representing incremental equity upside above the SAFE conversion price. The scenario values are then probability-weighted to arrive at the indicated fair value for each SAFE series.

The significant inputs used in the Level 3 fair value measurement of the SAFEs are as follows:

	December 31,
	2025	2024
Equity value	$111,800	$30,601
Volatility	32.0% - 32.5%	33.5% - 36.5%
Discount rate	3.8% - 9.2%	5.2% - 8.5%
Expected term to event (in years)	0.13 - 0.75	1.0 - 1.75
Probability of equity financing	85.0%	75.0%
Probability of liquidity event	12.5%	15.0%
Probability of dissolution event	2.5%	10.0%

Equity value: The fair value of the Company’s equity as of December 31, 2024 was estimated at approximately $30.6 million based on a third party valuation. The fair value of the Company’s equity as of December 31, 2025 was estimated at approximately $111.8 million, based on the anticipated Series A financing (see Note 16). This equity value was allocated across the Company’s fully diluted capitalization to derive implied per-share values used in measuring the fair value of the Company’s SAFEs, convertible promissory notes, and warrant liabilities.

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Volatility: Equity volatility was estimated using a structural credit model, which derives implied asset volatility from publicly traded comparable companies in the aerospace and defense industry and adjusts for the Company’s capital structure. The narrower range and modest decline from December 31, 2024 to December 31, 2025 reflect the significantly shortened expected terms to the anticipated settlement events as of December 31, 2025.

Discount rate. The discount rate applied to the bond-like payoff component of each SAFE was determined through a calibration approach. The calibrated rate is adjusted for changes in market credit conditions as indicated by movements in selected effective yield indices. The range of discount rates reflects the different credit characteristics implied at each series’ respective calibration date and subsequent market conditions.

Expected term and scenario probabilities: The expected timing of each settlement event and the assigned probability weights are based on management’s assessment of the Company’s most likely path, informed by the status of ongoing financing activities, market conditions, and the Company’s financial position. As of December 31, 2025, management assigned an 85% probability to an equity financing expected to close by February 15, 2026, reflecting the advanced stage of the Company’s Series A preferred stock financing, compared to a 75% probability assigned as of December 31, 2024 for an equity financing expected by December 31, 2025. The probability of a dissolution event decreased from 10.0% to 2.5%, reflecting the near-term availability of capital through the anticipated financing. The expected terms shortened significantly from December 31, 2024 to December 31, 2025, driven by the proximity of the anticipated Series A closing date.

In January 2026, the Company completed a Series A preferred stock financing (see Note 16). The fair value of the SAFE liabilities as of December 31, 2025 was significantly influenced by the terms of this subsequent financing, as the equity value and scenario probabilities were informed by the expected Series A transaction price and the advanced status of that transaction as of the measurement date.

Convertible promissory notes

The Company’s convertible promissory notes are measured at fair value on a recurring basis and are classified within Level 3 of the fair value hierarchy under ASC 820, Fair Value Measurement, as the fair value measurements incorporate significant unobservable inputs. Refer to Note 3 for additional information regarding the Company’s accounting policy for convertible promissory notes.

The following table summarizes the change in convertible promissory note fair value for the years ended December 31, 2025 and 2024 (amounts in thousands):

		Related Party
	Convertible	Convertible
	Promissory	Promissory
	Notes	Notes	Total
Balance at January 1, 2024	$4,433	$386	$4,819
Change in fair value	1,112	134	1,246
Repayment of interest, including $199 PIK interest	(749)	-	(749)
Settlements	(1,068)	-	(1,068)
Balance at December 31, 2024	3,728	520	4,248
Change in fair value	1,604	254	1,858
Repayment of interest, including $92 PIK interest	(367)	-	(367)
Balance at December 31, 2025	$4,965	$774	$5,739

The fair values of the convertible notes were determined using a probability-weighted scenario analysis and a Black-Scholes option pricing model for the embedded conversion feature. The valuation models four possible outcomes: (1) an equity financing event, (2) a corporate transaction, (3) repayment at maturity, and (4) dissolution. Each scenario is assigned a probability weighting based on management’s assessment of the likelihood of occurrence. Under each scenario, the bond component is valued using a discounted cash flow approach at an adjusted yield derived from the migrated market yield for similar credit rated debt instruments. The conversion feature is valued as a call option using the Black-Scholes model.

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The significant inputs used in the Level 3 fair value measurement of convertible promissory notes are as follows:

	December 31,
	2025	2024
Equity value	$111,800	$30,601
Volatility	57.0%	47.0% - 54.0%
Discount rate	20.3% - 35.5%	19.6% - 34.8%
Expected term to event (in years)	0.13 - 0.83	1.0 - 1.83
Probability of equity financing	85.0%	75.0%
Probability of corporate transaction	10.0%	10.0%
Probability of maturity	2.5%	5.0%
Probability of dissolution	2.5%	10.0%

Equity value: The fair value of the Company’s equity as of December 31, 2024 was estimated at approximately $30.6 million based on a third party valuation. The fair value of the Company’s equity as of December 31, 2025 was estimated at approximately $111.8 million, based on the anticipated Series A financing (see Note 16). This equity value was allocated across the Company’s fully diluted capitalization to derive implied per-share values used in measuring the fair value of the Company’s SAFEs, convertible promissory notes, and warrant liabilities.

Volatility: the expected equity volatility was estimated using structural credit model applied to a group of comparable publicly traded aerospace and defense companies. The analysis selects the implied asset volatility of the comparable group, which is then converted to equity volatility using the Company’s capital structure and leverage. The increase year-over-year reflects higher observed volatility among the comparable company set and the Company’s capital structure.

Discount rate: the discount rate represents an adjusted yield derived from the migrated market yield for selected effective yield indices, adjusted from each note’s issuance date to the respective valuation date. The range across notes reflects different issuance dates and corresponding initial market yields at inception for each note.

Expected term and scenario probabilities: the expected timing of each settlement event and the assigned probability weights are based on management’s assessment of the Company’s most likely path, informed by the status of ongoing financing activities, market conditions, and the Company’s financial position. As of December 31, 2025, management assigned an 85% probability to an equity financing expected to close by February 15, 2026, reflecting the advanced stage of the Company’s Series A preferred stock financing, compared to a 75% probability assigned as of December 31, 2024 for an equity financing expected by December 31, 2025. The probability of a dissolution event decreased from 10.0% to 2.5%, reflecting the near-term availability of capital through the anticipated financing. The expected terms shortened significantly from December 31, 2024 to December 31, 2025, driven by the proximity of the anticipated Series A closing date (see Note 16).

Warrant liabilities

The following table summarizes the change in liability-classified warrant fair value for the years ended December 31, 2025 and 2024 (amounts in thousands):

		Related Party
	Warrant	Warrant
	Liabilities	Liabilities	Total
Balance at January 1, 2024	$817	$107	$924
Change in fair value	75	12	87
Change in classification to equity	(62)	-	(62)
Balance at December 31, 2024	830	119	949
Change in fair value	1,859	126	1,985
Balance at December 31, 2025	$2,689	$245	$2,934

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The Company’s liability-classified warrants are measured at fair value on a recurring basis and are classified within Level 3 of the fair value hierarchy under ASC 820. The fair values of the warrant liabilities were determined using an intrinsic value method. The warrants entitle the holders to a variable number of shares of common stock equal to a specified percentage of the Company’s fully diluted capitalization; accordingly, the fair value of each warrant is computed as the product of the indicated number of warrant shares (based on the applicable equity ownership percentage and the fully diluted capitalization at the measurement date) and the concluded common stock value per share at that date.

The significant inputs used in the Level 3 fair value measurement of the warrant liabilities are as follows:

	December 31,
	2025	2024
Equity value	$111,800	$30,601
Fully diluted capitalization (shares)	20,013,152	18,820,109
Equity ownership percentage (per warrant)	0.5% - 6.0%	0.5% - 6.0%

Equity value: The fair value of the Company’s equity as of December 31, 2024 was estimated at approximately $30.6 million based on a third party valuation. The fair value of the Company’s equity as of December 31, 2025 was estimated at approximately $111.8 million, based on the anticipated Series A financing (see Note 16). This equity value was allocated across the Company’s fully diluted capitalization to derive implied per-share values used in measuring the fair value of the Company’s SAFEs, convertible promissory notes, and warrant liabilities.

Fully diluted capitalization: the Company’s fully diluted capitalization reflects the number of shares issuable upon the exercise or conversion of outstanding convertible securities as of the valuation date.

Equity ownership percentage: the equity ownership percentage is contractually stated within each convertible note purchase agreement

8. Convertible Promissory Notes

Secured Promissory Notes

During the period from September through December 2023, the Company issued four convertible promissory notes to various investors for aggregate principal borrowings of $4.8 million, all of which remain outstanding as of December 31, 2025. One of the four notes, with an initial principal balance of $0.5 million, was issued to TVC Momentum Fund I, LP (“TVC”), an entity affiliated with a member of the Company’s Board of Directors and therefore considered a related party. Each note bears interest at 18% per annum, is a senior secured obligation of the Company ranking pari passu with the other notes, and matures on October 31, 2026. Three of such notes, inclusive of the TVC note, accrue interest on a payment-in-kind (“PIK”) basis, with interest compounded monthly and added to the outstanding note balance; one note requires cash interest payments on a monthly basis. As the convertible notes are measured at fair value under the fair value option, see below, interest is not separately presented but is reflected as a component of the change in fair value of convertible promissory notes in the accompanying statements of operations. Each note is convertible into shares of common stock at a conversion price equal to the lower of (a) $100.0 million divided by the Company’s Fully Diluted Capitalization, or (b) the price per share paid by investors in a Next Equity Financing, subject to minimum ownership floors ranging from 0.25% to 3.00%. The notes convert automatically upon a Corporate Transaction or Initial Public Offering, and at maturity the lender may elect to convert or receive cash payment. In connection with the issuance of each note, the Company also issued warrants to the respective lenders (see Note 9).

Due to certain embedded features within the convertible notes that would require potential bifurcation, the Company elected to account for the convertible notes under the fair value option pursuant to ASC 825, to which changes in fair value, inclusive of stated interest, are recorded through the accompanying statements of operations. As of December 31, 2025 and 2024, the aggregate estimated fair value of the four outstanding convertible promissory notes was $5.7 million and $4.2 million, respectively. The aggregate unpaid principal balance of the convertible promissory notes, inclusive of accumulated PIK interest, was approximately $5.4 million and $4.9 million as of December 31, 2025 and 2024, respectively. As of December 31, 2025, the aggregate fair value exceeded the aggregate unpaid principal balance by approximately $0.3 million. As of December 31, 2024, the aggregate fair value was less than the aggregate unpaid principal balance by approximately $0.7 million. Refer to Note 7 for additional information regarding the fair value measurement of the convertible promissory notes.

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Default

In February 2025, the Company failed to make required interest payments within the five business day contractual cure period, constituting an Event of Default under the terms of two note agreements. While the Company subsequently cured the February 2025 payments, it ceased making cash interest payments beginning in August 2025. The Event of Default remained outstanding and uncured as of December 31, 2025.

Under the terms of these notes, upon an Event of Default, the contractual interest rate increases to the maximum legally permitted rate in the State of Delaware until all Events of Default have been cured. During the year ended December 31, 2025, the Company incurred $0.2 million of incremental default interest. As the note is measured at fair value under the fair value option, the default interest and the effects of the modified default interest rate are reflected as a component of the change in fair value of the convertible promissory note in the accompanying statements of operations rather than as a separate interest expense line item.

In addition, the Event of Default entitled the holders to additional warrants to purchase shares of common stock equal to 1.0% and 3.0%, respectively, of the Company’s fully diluted capitalization, without cash consideration (the “Default Warrants”). Refer to Note 9 for further information.

Unsecured Promissory Note

On June 16, 2023, the Company issued a $1.0 million unsecured convertible promissory note (the “Unsecured Promissory Note”) bearing interest at 15% per annum with a maturity date of May 16, 2024. The Company elected the FVO for the Unsecured Promissory Note at issuance. On May 14, 2024, the Unsecured Promissory Note was converted in its entirety into 132,097 shares of Series Seed-I Preferred Stock and 66,049 shares of common stock pursuant to a Stock Issuance Agreement that modified the original conversion terms. The Company recognized a gain on extinguishment of $0.2 million in conjunction with the modification.

In connection with the issuance of the Unsecured Promissory Note in June 2023, the Company issued a warrant entitling the holder to purchase a number of shares equal to 50% of the shares issuable upon conversion of the note (the “Unsecured Promissory Note Warrant”). At issuance, the number of shares underlying the Unsecured Promissory Note Warrant was variable because the settlement amount was based on a percentage of shares issued upon conversion rather than a fixed number of shares. As a result, the Unsecured Promissory Note Warrant was not considered indexed to the Company’s own stock under ASC 815-40-15, which precluded equity classification. The Unsecured Promissory Note Warrant was accordingly classified as a liability and measured at fair value, with changes in fair value recognized in earnings. Upon conversion of the Unsecured Promissory Note on May 14, 2024, the number of shares underlying the Unsecured Promissory Note Warrant became fixed at 99,072 shares of common stock. Because the exercise shares were no longer variable, the Note Warrant met the conditions for equity classification and was reclassified from a liability to equity at its then-current fair value of $0.1 million. In April 2026, the Unsecured Promissory Note Warrant was cancelled for no consideration.

9. Warrants to Purchase Common Stock

Common stock warrants are accounted for in accordance with ASC 815, Derivatives and Hedging - Contracts in Entity’s Own Equity, as either derivative liabilities or equity instruments depending on the specific terms of the warrant agreement. In connection with the issuance of four convertible promissory notes during the year ended December 31, 2023 (see Note 8) (the “Convertible Note Warrants”), the Company issued warrants to each respective noteholder entitling them to receive a variable number of shares of common stock equal to a specified percentage (ranging from 0.5% to 6.0%) of the Company’s fully diluted capitalization, exercisable without cash consideration, each expiring on the 10-year anniversary of its issuance date. One of the four Convertible Note Warrants was issued to TVC, a related party (see Note 8).

F-40

Each warrant must be exercised in whole upon full mandatory conversion of the related convertible note and contains only standard anti-dilution adjustments. The convertible note warrants are freestanding financial instruments not within the scope of ASC 480. As the convertible note warrants fail the indexation test, they are precluded from equity classification and are classified as liabilities under ASC 815-40 and measured at fair value each reporting period with changes recognized in the statements of operations.

Default Warrants

As discussed in Note 8, the Event of Default under the Company’s convertible notes entitled the holders to additional warrants to purchase shares of common stock equal to 1.0% and 3.0%, respectively, of the Company’s fully diluted capitalization. As of December 31, 2025, the Default Warrants had not yet been issued; however, the Company’s obligation to issue the warrants had been triggered by the uncured Event of Default. Because the Default Warrants, as contemplated under the note agreements, entitled the holders to a variable number of shares based on a fixed percentage of the Company’s fully diluted capitalization, the warrant obligation failed the indexation criteria under ASC 815-40 and was classified as a liability measured at fair value. The Company recognized the fair value of the Default Warrant obligation of $1.0 million as a component of the change in fair value of warrant liabilities in the accompanying statements of operations for the year ended December 31, 2025. The Company issued 870,164 default warrants in January 2026 in conjunction with the Series A financing (see Note 16).

Pre-funded Warrants

In connection with certain 2025 SAFE financings (refer to Note 10), the Company issued pre-funded warrants to purchase an aggregate of 694,673 shares of common stock at a nominal exercise price of $0.01 per share, in two tranches in April 2025 to entities affiliated with Type One Ventures, a related party (the “Pre-funded Warrants”.) The pre-funded warrants were exercisable for a period of two business days from the respective dates of issuance and contained standard anti-dilution adjustments. The pre-funded warrants do not meet the definition of a derivative under ASC 815 because the initial net investment approximated the value of the underlying shares due to the pre-funded nature of the instruments. Accordingly, the Company evaluated the pre-funded warrants as hybrid instruments containing embedded written call options under ASC 815-40 and concluded that they are indexed to the Company’s own stock and meet the equity classification requirements.

Warrants outstanding and warrant activity (reflects the number of common shares as if the warrants were converted to common stock) for the year ended December 31, 2025 is as follows:

Description	Classification	Exercise Price	Expiration Date	Balance December 31, 2024	Warrants Issued	Warrants Exercised	Warrants Expired	Adjustments (i)	Balance December 31, 2025
Secured Promissory Note Warrants	Liability	$0.01	11/24/2033	1,411,508	-	-	-	89,478	1,500,986
Secured Promissory Note Warrants	Liability	$0.01	12/5/2033	94,101	-	-	-	5,965	100,066
Default Warrants	Liability	$0.01	11/24/2033	-	600,395	-	-	-	600,395
Default Warrants	Liability	$0.01	12/5/2033	-	200,131	-	-	-	200,131
Pre-funded warrants	Equity	$0.01	(ii)	-	694,673	(694,673)	-	-	-
Unsecured Promissory Note Warrants	Equity	$0.00	8/24/2034	99,072	-	-	-	-	99,072
				1,604,681	1,495,199	(694,673)	-	95,443	2,500,650

(i) Reflects changes in estimated shares issuable due to changes in the Company’s fully diluted capitalization from December 31, 2024 to December 31, 2025. The Secured Promissory Note Warrants entitle holders to a specified percentage of fully diluted equity rather than a fixed number of shares.

(ii) Pre-funded warrants were exercisable for two business days from date of issuance and were immediately exercised upon issuance.

10. SAFE Liabilities

During the years ended December 31, 2025 and 2024, the Company issued SAFEs with an aggregate purchase amount of $3.6 million and $3.1 million, respectively, of which $2.9 million and $1.5 million, respectively, were issued to entities affiliated with Type One Ventures, a significant investor whose representative serves as a member of the Company’s Board of Directors (the “Related Party SAFE Investors”).

F-41

The SAFEs provide for automatic conversion upon an equity financing and specified rights upon a liquidity or dissolution event. If there is an equity financing prior to termination of the SAFEs, each SAFE will automatically convert on the initial closing of such equity financing into a number of shares of the Company’s redeemable convertible preferred stock. For each tranche, the conversion price will be the lower of (a) the price per share paid by the new money investors in the equity financing, and (b) the SAFE price determined for that tranche in accordance with its terms, which is calculated based on the stated post-money valuation cap and the Company’s capitalization immediately prior to the financing.

If a liquidity event (including a change of control, direct listing, or initial public offering) occurs prior to termination of the SAFEs, each investor will be entitled, immediately prior to such event and subject to the liquidation priority described below, to receive the greater of: (1) a cash payment equal to the purchase amount (the “cash-out amount”), or (2) the consideration payable in respect of a number of shares of common stock equal to the purchase amount divided by the “liquidity price,” which is determined by reference to the applicable post-money valuation cap for the tranche and the liquidity capitalization at the time of the event. If a dissolution event occurs prior to termination, each investor will be entitled, subject to the liquidation priority, to receive proceeds equal to the cash-out amount.

The SAFEs do not bear interest, have no stated maturity date, and do not provide dividend or participation rights prior to conversion. In a liquidity or dissolution event, the SAFEs are intended to operate like non-participating convertible preferred stock with the following priority: junior to all outstanding indebtedness and other creditor claims; on par with other SAFEs and the Company’s redeemable convertible preferred stock; and senior to the Company’s common stock.

The SAFEs are classified as non-current liabilities in the balance sheets based on their contractual terms and recorded at fair value under the fair value option pursuant to ASC 825. Changes in fair value are recognized in earnings within other income (expense) in the accompanying statements of operations. The Company recognized issuance costs related to the SAFEs as incurred. Refer to Note 7 for additional information regarding the fair value measurement of the SAFEs.

11. Commitments and Contingencies

In the ordinary course of business, the Company may be subject to certain legal actions and claims, which may arise from time to time. The Company is not aware of any such pending legal or other proceedings that are reasonably likely to have a material impact on the Company. Notwithstanding, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages. Excessive verdicts can result from litigation, and as such, could result in a material adverse impact on the Company’s business, financial position, results of operations, and/or cash flows. Additionally, the Company may in the future incur judgments or enter into settlements of claims which may have a material adverse impact on the Company’s business, financial position, results of operations and/or cash flows.

12. Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Redeemable Convertible Preferred Stock

In 2024, the Company issued 132,097 shares of Series Seed-I upon conversion of the outstanding principal balance of the Unsecured Promissory Note (see Note 8).

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The redeemable convertible preferred stock consisted of the following at each of December 31, 2025 and 2024 (dollar amounts in thousands):

	Authorized Shares	Issued and Outstanding Shares	Liquidation Value	Carrying Value
Series Seed-I	3,202,357	1,375,958	$12,890	$8,554
Series Seed-II	1,280,902	1,280,902	1,500	2,600
Series Seed-III	1,528,560	1,528,560	4,475	4,616
Total	6,011,819	4,185,420	$18,865	$15,770

The significant rights and preferences of the Series Seed-I, Series Seed-II, and Series Seed-III, redeemable convertible preferred stock (collectively, the “Preferred Stock” or “Series Seed”) are as follows:

Dividends

Holders of Preferred Stock are entitled to receive non-cumulative dividends at a rate of 6% of the applicable original issue price per share when and if declared by the board of directors. No dividends have been declared through December 31, 2025.

Liquidation

In the event of a liquidation, dissolution, winding up or deemed liquidation event of the Company, either voluntary or involuntary, holders of the Preferred Stock are entitled to receive, prior to any distribution to holders of common stock, an amount per share equal to the greater of (1) 1.5 times the applicable original issue price per share, plus any declared but unpaid dividends, or (2) the amount that would have been received if such shares had been converted into common stock immediately prior to such event. If the assets of the Company available for distribution are insufficient to permit payment in full of the liquidation preference, the available assets will be distributed ratably among the holders of preferred stock in proportion to the full amounts to which they would otherwise be entitled.

Conversion

Each share of Preferred Stock is convertible into common stock at the option of the holder at any time at a conversion price equal to the applicable original issue price, subject to customary anti-dilution adjustments. The applicable original issue prices are of the Series Seed-I, Series Seed-II, and Series Seed-III are $6.25 per share, $0.78 per share, and $1.95 per share, respectively. Each share of preferred stock is initially convertible on a one-for-one basis into common stock, subject to adjustment for stock splits, dividends, recapitalizations and certain dilutive issuances. All outstanding shares of preferred stock will automatically convert into common stock upon the occurrence of certain events, including the closing of a firm-commitment underwritten public offering meeting specified thresholds or upon written consent of the requisite holders.

Voting

Each holder of Preferred Stock shall be entitled to a number of votes equal to the number of common shares they can convert to as of the record date. The holders of record of preferred stockholders vote with common stockholders as a single class on an as-converted basis and can elect one (1) director of the Company (the “Preferred Director”). Common stockholders can elect two (2) directors. Initially, the board of Directors may appoint the Preferred Director.

Redemption Rights

The Preferred Stock is subject to redemption under certain deemed liquidation events not solely within the control of the Company, as defined, and as such is considered contingently redeemable for accounting purposes and is classified as temporary equity in the Company’s balance sheets.

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Common Stock

The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders. In any liquidation, dissolution or winding up, after payment in full of the convertible preferred stock liquidation preference (including any declared but unpaid dividends), the remaining assets are distributed pro rata among the holders of convertible preferred stock and common stock on an as-converted basis. In January 2024, the Company amended and restated its certificate of incorporation to increase the authorized shares of capital stock to 25,853,696 shares, consisting of 19,841,878 shares of common stock and 6,011,818 shares of preferred stock.

Subscription Liability

During the year ended December 31, 2025, the Company received $1.7 million of proceeds from investors in advance of the closing of its planned Series A equity financing (the “Series-A financing”). The Series-A financing did not close as of December 31, 2025, and such proceeds were recorded as a subscription liability within current liabilities on the balance sheets. Refer to Note 16 for further information.

13. Revenue from contracts with customers

The Company generates revenue from fixed-price contracts for the design and manufacture of customized space structures and related services. The Company’s significant revenue contracts during the years ended December 31, 2025 and 2024 are summarized below:

U.S. Government Contracts

On March 25, 2024, the Company executed a $1.7 million fixed-price contract with the U.S. Air Force Research Laboratory (“SpaceWERX”) pursuant to which the Company will develop orbital platforms that will enable rapid and flexible response options for the United States Space Force. The contract was subject to the Federal Acquisition Regulation and included termination for the U.S. government’s convenience provisions. The contract included a single, combined performance obligation of module design services and was substantially completed in 2025.

Commercial Contracts

On May 18, 2024, the Company executed a $125.0 million fixed-price contract with Axiom Space, Inc. (“Axiom”), a related party, for the design, manufacture, assembly, integration, testing, and delivery of a cargo vehicle compatible with berthing to Axiom’s commercial space station. Axiom is considered a related party because the lead investor in Axiom also serves as the lead investor of the Company and has board representation at both entities, enabling it to significantly influence the management and operating policies of both the Company and Axiom. The contract includes a single, combined performance obligation for the integrated design and manufacture of the cargo vehicle. The contract term extends through December 31, 2029, or another mutually agreed date. The contract provides for milestone-based payments that are scheduled to coincide with the Company’s expected performance and are intended to provide the customer with protection against nonperformance. The Company has evaluated these payment terms and concluded that the contract does not contain a significant financing component, as the timing and structure of payments arise for reasons other than the provision of finance to either party. Performance under the contract was ongoing as of December 31, 2025 and 2024.

In February 2025, the Company and Axiom executed a modification to the Axiom contract that revised the milestone payment schedule, including the addition of a $1.5 million project kickoff payment and a $6.0 million payment upon successful completion of a Preliminary Design Review (“PDR”), as defined in the Axiom contract. The total contract price was unchanged at $125.0 million. As the remaining goods and services were not distinct from the goods and services transferred prior to the modification, the modification was accounted for as part of the existing contract. Because the modification affected only the timing of milestone payments and did not change the transaction price or the estimated costs to complete, no cumulative catch-up adjustment to revenue was required.

F-44

Payment of the $6.0 million PDR milestone is contingent upon Axiom receiving additional equity funding from the lead investor of its initial Series D preferred funding (the “Funding Contingency”), may be paid in one or more installments in line with Axiom’s equity closings, and may not exceed 5% of such funding; any portion that cannot be paid due to the Funding Contingency will be added to a later contractual milestone payment, and accordingly the total transaction price of $125.0 million is not affected. As of December 31, 2025, the Company had successfully completed the PDR milestone and billed and collected $0.5 million; however, the remaining $5.5 million remained subject to the Funding Contingency.

As of December 31, 2025, the Company had recognized cumulative revenue of approximately $1.9 million under the Axiom contract and had received cumulative milestone payments of approximately $2.1 million. The excess of payments received over cumulative revenue recognized resulted in a net contract liability of approximately $0.2 million, which is presented as deferred revenue in the accompanying balance sheet.

The following table presents the Company’s revenue from contracts with customers disaggregated by customer type for the years ended December 31, 2025 and 2024 (amounts in thousands):

	Year Ended December 31,
	2025	2024
U.S. Government	$761	$1,014
Commercial	283	1,596
	$1,044	$2,610

All revenue from contracts with customers is recognized over time and is derived from contracts with customers in the United States.

Contract Balances

The Company receives payments from customers based on billing schedules established in its contracts. For U.S. government contracts, payments are made upon the completion and acceptance of specified contractual tasks. For commercial contracts, payments are made upon the achievement of contractual milestones. Contract assets relate to the Company’s conditional right to consideration for performance completed under its contracts in advance of billing. Contract assets are reclassified to accounts receivable when the right to consideration becomes unconditional. Contract liabilities relate to payments received in advance of performance. Contract liabilities are recognized as revenue as the Company satisfies its performance obligations. Contract assets and contract liabilities arising from the same contract are presented net as either a single contract asset or a single contract liability on a contract-by-contract basis. Contract assets and contract liabilities consist of unbilled accounts receivable and deferred revenues, respectively.

The activity within the Company’s unbilled revenue for the years ended December 31, 2025 and December 31, 2024 was as follows (amounts in thousands):

	Year Ended December 31,
	2025	2024
Balance, beginning of year	$226	$-
Increase in unbilled revenue	558	226
Revenue billed	(754)	-
Balance, end of year	$30	$226

F-45

The activity within the Company’s deferred revenue for the years ended December 31, 2025 and December 31, 2024 was as follows (amounts in thousands):

	Year Ended December 31,
	2025	2024
Balance, beginning of year	$-	$-
Deferral of revenue	161	-
Recognition of unearned revenue	-	-
Balance, end of year	$161	$-

The Company’s SpaceWERX contract was substantially complete as of the reporting date. The Company’s contract with Axiom for the design and manufacture of a customized cargo vehicle has a total transaction price of $125.0 million; however, the contract is terminable by the customer for convenience at any time without advance notice prior to the completion of the Critical Design Review milestone, as defined in the Axiom contract, which had not occurred as of December 31, 2025. Upon termination, the Company is entitled to payment only for services performed through the date of termination. Accordingly, the noncancelable portion of the transaction price allocated to remaining performance obligations under this contract was not material as of December 31, 2025.

14. Share-based Compensation

In August 2022, the Company adopted the 2022 Equity Incentive Plan (the “2022 Plan”), which provides for the issuance of stock options, restricted stock and restricted stock units, and other equity awards to employees, directors, and consultants. In August 2024, the 2022 Plan was amended to increase the number of shares of common stock reserved for issuance under the plan to 3,546,000. As of December 31, 2025, 780,415 shares remained available for issuance under the 2022 Plan.

Stock options and restricted shares granted under the Company’s 2022 plan generally vest over a period of four years from the date of grant, and in the case of stock options, have a term of 10 years. The Company recognizes the grant date fair value of each option and restricted share over its vesting period

The Company recorded stock-based compensation expense for stock options and restricted stock outside of the 2022 plan, see below, in the following expense categories of its statements of operations for the years ended December 31, 2025 and 2024 (amounts in thousands):

	Year Ended December 31,
	2025	2024
Research and development	$356	$529
General and administrative	1,008	979
	$1,364	$1,508

F-46

Stock Options

The following table summarizes stock option activity for the 2022 Plan for the year ended December 31, 2025:

			Weighted
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
	Number	Exercise	Contractual	Value
	of Shares	Price	Term (in years)	(in thousands)
Balance, January 1, 2025	2,920,881	$0.46	8.06	$748
Granted	798,667	0.63	—	—
Exercised	(11,458)	0.00	—
Forfeitures	(726,506)	0.71	—	—
Expired	(293,290)	0.18	—	—
Balance, December 31, 2025	2,688,294	$0.48	7.76	$1,991
Exercisable at December 31, 2025	1,775,082	$0.41	7.45	$1,446

The aggregate intrinsic value represents the total amount by which the fair market value of the common stock subject to options exceeds the exercise price of the related options. The total intrinsic value of stock options exercised during the years ended December 31, 2025 and 2024 was $7,217 and $47,393, respectively.

The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in estimating the fair value of stock-based awards represent management’s estimate and involve inherent uncertainties and the application of management’s judgment.

●	The risk-free interest rate used is based on the published U.S. Department of Treasury interest rates in effect at the time of stock option grant for zero-coupon U.S. Treasury notes with maturities approximating each grant’s expected term;

●	The dividend yield is zero as the Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future;

●	The expected term for options granted is calculated using the simplified method and represents the average time that options are expected to be outstanding based on the midpoint between the vesting date and the end of the contractual term of the award;

●	As the Company is a privately held company with no trading history of common stock, expected volatility is derived from the historical volatilities of a select group of comparable peer companies, for a look-back period commensurate with the expected term of the stock options.

The weighted-average grant-date fair value of the options awarded to employees and directors for the years ended December 31, 2025 and 2024 was $0.30 and $0.37 per option, respectively. The fair value of the options was estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2025	2024
Risk-free interest rate	4.2%	4.3%
Expected term (years)	5.9	5.8
Expected volatility	44.1%	49.5%
Expected dividend yield	—	—

As of December 31, 2025, there was $0.3 million of unrecognized compensation expense that is expected to be recognized over a weighted-average period of 2.3 years.

F-47

Restricted Stock – Outside of the 2022 Plan

In November 2022, the Company entered into agreements, outside of the 2022 plan, with certain founders and executive shareholders that imposed vesting and repurchase restrictions on previously issued shares of common stock. The affected shares were accounted for as restricted stock awards under ASC 718, Compensation—Stock Compensation. The restricted shares vest over a four-year service period, subject to continued service. Compensation expense is recognized over the requisite service period based on the grant-date fair value of the common stock on the date which the repurchase restrictions were placed.

In December 2024, the Company entered into a contribution agreement with a founder shareholder pursuant to which 500,000 of the restricted shares subject to the vesting and repurchase restrictions described above were returned to the Company and cancelled, consisting of 343,654 vested shares and 156,346 unvested shares. The cancelled shares resumed the status of authorized and unissued common stock. No cash or other consideration was paid in connection with the cancellation. The Company accounted for the cancellation of the restricted shares as a repurchase for no consideration in accordance with ASC 718. Because no replacement award or other consideration was provided, and previously unrecognized compensation cost was recognized at the cancellation date. The cancellation of the 156,346 unvested shares resulted in the acceleration of $0.1 million of previously unrecognized compensation cost, which was recognized in the statements of operations for the year ended December 31, 2024.

Restricted stock outside of the 2022 plan activity for the year ended December 31, 2025 was as follows:

		Weighted-
		Average
	Number	Grant Date
	of Shares	Fair Value
Unvested at December 31, 2024	1,927,741	$0.72
Vested	(1,627,918)	$0.72
Unvested at December 31, 2025	299,823	$0.72

As of December 31, 2025, total unrecognized compensation expense related to unvested restricted stock was $0.2 million, which is expected to be recognized over a weighted-average period of approximately 0.3 years.

15. Income Tax

The Company is taxed as a corporation for income tax purposes and is subject to federal, state, and local income taxes.

For the years ended December 31, 2025 and 2024, the Company had no federal or state income tax expense. The effective tax rate was (0.0%) for the years ended December 31, 2025 and 2024.

A reconciliation of income tax benefit at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	Year Ended December 31,
	2025		2024
	$	%	$	%
U.S. Statutory Tax Rate	$(2,457)	21.0%	$(1,900)	21.0%
Change in Valuation Allowances	1,594	-13.6%	1,075	-11.9%
Nontaxable or Nondeductible Items
Change in Fair Value of SAFE Notes	(243)	2.1%	233	-2.6%
Change in FV Convertible Notes	390	-3.3%	262	-2.9%
Change in FV of Warrants	417	-3.6%	18	-0.2%
Share-Based Compensation	278	-2.4%	310	-3.4%
Payroll Tax Credit	(63)	0.5%	-	0.0%
R&D 280(c) Addback	80	-0.7%	-	0.0%
Other	4	0.0%	2	0.0%
Actual income tax benefit effective tax rate	$-	0.0%	$-	0.0%

F-48

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets using enacted tax rates in effect for years in which differences are expected to reverse.

Significant components of the Company’s deferred tax assets for federal income taxes consisted of the following:

	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$4,956	$2,980
Capitalized research and development expenditures	1,146	1,580
Lease liabilities	361	442
Research and development tax credits	23	23
Share-based compensation	14	6
Accrued expenses and other	4	3
Total deferred tax assets	6,504	5,034
Less: valuation allowance	(6,081)	(4,487)
Deferred tax asset, net of valuation allowance	$423	$547
Deferred tax liabilities:
Fixed assets	(46)	(63)
Right-of-use assets	(377)	(484)
Total deferred tax liabilities	(423)	(547)
Net deferred tax assets	$-	$-

Based upon the Company’s history of operating losses and anticipated future losses, management has determined that the deferred tax assets do not meet the more likely than not threshold for realizability. Accordingly, a full valuation allowance has been recorded against the Company’s net deferred tax assets as of December 31, 2025 and 2024. The valuation allowance increased by $1.6 million and $1.1 million, respectively, during the years ended December 31, 2025 and 2024. The valuation allowance balance as of December 31, 2025 and 2024 was $6.1 million and $4.4 million, respectively.

As of December 31, 2025 and 2024, the Company has federal net operating loss (“NOL”) carryforwards of approximately $23.6 million and $14.2 million, respectively, which are available to offset future federal taxable income. As of December 31, 2025 and 2024, the Company has federal research and development tax credits of approximately $23,000 and $23,000, respectively. The federal NOL carryforwards have no expiration. The state NOL carryforwards will begin to expire in 2042. The research and development tax credits will begin to expire in 2043.

Net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service (the “IRS”) and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50% as defined under Sections 382 and 383 of the Internal Revenue Code, which could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the Company’s value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not yet conducted a study to determine if any such limitation exists.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the United States. The legislation includes significant corporate tax reforms, including the permanent reinstatement of the ability to deduct domestic research and development expenditures as incurred beginning in fiscal 2025, replacing the previous requirement to capitalize and amortize such expenditures over five years. As part of OBBBA, the law changed such that all the R&D costs that were required to be capitalized from 2022 through 2024 can (1) be 100% deducted in 2025, (2) be 50% deducted in 2025 and 50% deducted in 2026, or (3) be deducted over the remaining years per the original amortization schedule. Foreign R&D expenditures are still required to be capitalized and amortized over a period of fifteen years. The Company did not accelerate deductions related to previously capitalized domestic R&D expenditures and continues to amortize such amounts over their original five-year recovery period.

The Company is subject to taxation in the United States (federal) and in the state of Colorado. Due to the Company’s NOL carryforwards, tax years 2022 through 2024 remain open for examination by federal and state tax authorities.

F-49

16. Subsequent Events

Series A redeemable convertible preferred stock

In January 2026, the Company issued 337,540 shares of Series A-1 redeemable convertible preferred stock at a price of $4.89 per share for gross proceeds of $1.7 million, which were received during 2025 in advance of the closing and recorded as subscription liability (see Note 12), and further sold 2,240,041 shares of Series A-1 redeemable convertible preferred stock at a price of $4.89 per share for gross proceeds of $10.9 million in a subsequent closing in January and February 2026 (collectively, the “Series A-I Closing”). Total gross proceeds of the Series A-I Closing are inclusive of $4.9 million received from existing investors.

In connection with the Series A-I Closing, the Company amended and restated its certificate of incorporation to, among other things, increase the authorized shares of capital stock to 37,179,718 shares, consisting of 27,000,000 shares of common stock and 10,179,718 shares of preferred stock, and to authorize and designate three new series of preferred stock: Series A-I (4,073,456 shares), Series A-II (738,035 shares), and Series A-III (1,116,759 shares) (collectively, the “Series A Preferred Stock”). The Company also amended its 2022 Equity Incentive Plan to increase the number of shares of common stock reserved for issuance under the plan from 3,546,000 to 5,381,207.

The Series A-I Closing constituted an equity financing under the SAFE agreements (see Note 10). In connection with the Series A-I Closing, all outstanding SAFEs converted into 1,373,131 shares of Series A-I redeemable convertible preferred stock at a conversion price of $4.89 per share, and 738,035 shares of Series A-II redeemable convertible preferred stock at a conversion price of $4.75 per share. The SAFE liabilities of $10.1 million as of December 31, 2025 were fully satisfied and settled as a result of the conversion.

The Series A-I Closing constituted a next equity financing under the Company’s convertible promissory note agreements (see Note 8). In connection with the Series A-I Closing, and the signing of the Merger Agreement on March 6, 2026 (see below), all outstanding convertible promissory notes and accrued interest, inclusive of $0.6 million of default interest, converted into 122,744 shares of Series A-I redeemable convertible preferred stock at a conversion price of $4.89 per share, and 1,121,204 shares of Series A-III redeemable convertible preferred stock at a conversion price of $4.60 per share. The convertible promissory note liabilities of $5.7 million as of December 31, 2025 were fully satisfied and settled as a result of the conversion.

The Series A Closing further constituted an equity financing under the SAFE agreements. In connection with the Series A Closing, all outstanding SAFEs converted into 1,373,131 shares of Series A-I redeemable convertible preferred stock at a conversion price of $4.89 per share, and 738,035 shares of Series A-II redeemable convertible preferred stock at a conversion price of $4.75 per share. The SAFE liabilities of $10.1 million as of December 31, 2025 were derecognized accordingly.

The Series A Closing constituted a next equity financing under the Company’s convertible note agreements. In connection with the Series A Closing, all outstanding convertible promissory notes and accrued interest, inclusive of $0.6 million of default interest, converted into 122,744 shares of Series A-I redeemable convertible preferred stock at a conversion price of $4.89 per share, and 1,121,204 shares of Series A-III redeemable convertible preferred stock at a conversion price of $4.60 per share. The convertible note liabilities of $5.7 million as of December 31, 2025 were derecognized accordingly.

Entry into materially definitive agreement

On March 6, 2026, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Non-Invasive Monitoring Systems, Inc., a publicly traded shell company, and Gravitics Merger Sub, Inc., a wholly owned subsidiary of Non-Invasive Monitoring Systems. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Non-Invasive Monitoring Systems (the “Merger”). The transaction is expected to be accounted for as a reverse recapitalization, with the Company treated as the accounting acquirer.

At the effective time of the Merger, all outstanding shares of the Company’s capital stock will be converted into shares of Non-Invasive Monitoring Systems common stock, such that the Company’s stockholders will hold not less than 95.5% of the total post-merger equity. All outstanding stock options and warrants of the Company will be exchanged for equivalent instruments of the post-merger entity.

Closing of the Merger is expected on or before June 30, 2026 and is subject to customary conditions, including regulatory approvals, stockholder approvals by both companies, effectiveness of a registration statement on Form S-4, and readiness of the public offering. The financial effect of the Merger on the Company’s financial statements cannot be estimated at this time, as the transaction has not yet closed.

F-50

ANNEX A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

NON-INVASIVE MONITORING SYSTEMS, INC.,

GRAVITICS MERGER SUB, INC.

and

GRAVITICS, INC.

March 6, 2026

A-1

2.33	FDA and Related Matters	21
2.34	Board Action	21
2.35	Indebtedness	21
2.36	Customers and Suppliers	22

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE ACQUISITION SUBSIDIARY	22
3.1	Organization, Qualification and Corporate Power	22
3.2	Capitalization	23
3.3	Authorization of Transaction	23
3.4	Noncontravention	24
3.5	Subsidiaries	24
3.6	Parent Reports	25
3.7	Compliance with Laws	26
3.8	Financial Statements	26
3.9	Absence of Certain Changes	27
3.10	Undisclosed Liabilities	27
3.11	Off-Balance Sheet Arrangements	27
3.12	Tax Matters	27
3.13	Assets	28
3.14	Owned Real Property	28
3.15	Real Property Leases	28
3.16	Contracts	28
3.17	Accounts Receivable	29
3.18	Powers of Attorney	29
3.19	Insurance	29
3.20	Warranties	30
3.21	Litigation	30
3.22	Employees	30
3.23	Employee Benefits	30
3.24	Environmental Matters	30
3.25	Permits	31
3.26	Certain Business Relationships with Affiliates	31
3.27	Tax-Free Reorganization	31
3.28	Brokers’ Fees	33
3.29	Disclosure	33
3.30	Interested Party Transactions	33
3.31	Indebtedness	33
3.32	Accountants	33
3.33	Minute Books	33
3.34	Board Action	34

ARTICLE IV	COVENANTS	34
4.1	Closing Efforts	34
4.2	Governmental and Thirty Party Notices and Consents	34
4.3	Super 8-K	34
4.4	Operation of Company Business	34
4.5	Access to Company Information	36
4.6	Operation of Parent Business	36
4.7	Access to Parent Information	37
4.8	Expenses	38
4.9	D&O Insurance	38

4.10	Quotation of Merger Shares and Uplisting	38
4.11	Name, Trading Symbol, and Fiscal Year Change	38
4.12	Parent Board; Amendment of Charter Documents	38
4.13	Parent Equity Plan; Employment Agreements	38
4.14	Information Provided to Stockholders	39
4.15	No Registration	39
4.16	Underwritten Public Offering and Uplisting	39
4.17	Form S-4 Registration Statement	39
4.18	Resale Registration Statement	39
4.19	Timely Filing of Parent Exchange Act Reports	40
4.20	No Shop	40
4.22	Parent Series B Preferred Stock	40

ARTICLE V	CONDITIONS TO CONSUMMATION OF MERGER	40
5.1	Conditions to Each Party’s Obligations	40
5.2	Conditions to Obligations of the Parent and the Acquisition Subsidiary	41
5.3	Conditions to Obligations of the Company	42

ARTICLE VI	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	43
6.1	Survival of Representations and Warranties	43

ARTICLE VII	DEFINITIONS	44

ARTICLE VIII	TERMINATION	50
8.1	Termination by Mutual Agreement	50
8.2	Termination for Failure to Close	50
8.3	Termination by Operation of Law	50
8.4	Termination for Failure to Perform Covenants or Conditions	50
8.5	Effect of Termination or Default; Remedies	51
8.6	Remedies; Specific Performance	51
8.7	Termination Fees	51

ARTICLE IX	MISCELLANEOUS	52
9.1	Press Releases and Announcements	52
9.2	No Third Party Beneficiaries	52
9.3	Entire Agreement	53
9.4	Succession and Assignment	53
9.5	Counterparts and Facsimile Signature	53
9.6	Headings	53
9.7	Notices	53
9.8	Governing Law	54
9.9	Amendments and Waivers	54
9.10	Severability	54
9.11	Submission to Jurisdiction	54
9.12	Waiver of Jury Trial	54
9.12	Construction	54

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”), dated as of March 6, 2026, by and among Non-Invasive Monitoring Systems, Inc., a Florida corporation (the “Parent”), Gravitics Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (the “Acquisition Subsidiary”), and Gravitics, Inc., a Delaware corporation (the “Company”). The Parent, the Acquisition Subsidiary, and the Company are each a “Party” and referred to collectively herein as the “Parties.”

WHEREAS, this Agreement contemplates a merger of the Acquisition Subsidiary with and into the Company, with the Company remaining as the surviving entity after the merger (the “Merger”), whereby the stockholders of the Company will receive shares of Parent Common Stock in exchange for their shares of Company Capital Stock; and

WHEREAS, the Parent, the Acquisition Subsidiary and the Company desire that the Merger qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulation and not subject the holders of equity securities of the Company to tax liability under the Code;

NOW, THEREFORE, in consideration of the representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties hereto, intending legally to be bound, agree as follows:

ARTICLE I
THE MERGER

1.1 The Merger. Upon and subject to the terms and conditions set forth in this Agreement, the Acquisition Subsidiary shall merge with and into the Company at the Effective Time (as defined below). From and after the Effective Time, the separate corporate existence of the Acquisition Subsidiary shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and become a wholly-owned Subsidiary of the Parent. The “Effective Time” shall be the time at which a certificate of merger in proper form and duly executed, reflecting the Merger (the “Certificate of Merger”), pursuant to Section 251(c) of General Corporation Law of the State of Delaware (the “DGCL”), is filed with the Secretary of State of the State of Delaware. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

1.2 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Lucosky Brookman LLP, commencing at 10:00 a.m. local time on or before June 30, 2026, or on such other date that the Parties may mutually agree upon in writing, or, if all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby have not been satisfied or waived by such date, on such mutually agreeable later date as soon as practicable (and in any event not later than three (3) Business Days) after the satisfaction or waiver of all conditions (excluding the delivery of any documents to be delivered at the Closing by any of the Parties) set forth in Article V hereof (the “Closing Date”). As used in this Agreement, the term “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in the state of New York are required or authorized by applicable Law to close.

1.3 Actions at the Closing:

(a) the Company shall deliver to the Parent and the Acquisition Subsidiary the various certificates, instruments and documents to be delivered by the Company pursuant to Sections 5.1 and 5.2;

(b) the Parent and the Acquisition Subsidiary shall deliver to the Company the various certificates, instruments and documents to be delivered by the Parent and/or Acquisition Subsidiary pursuant to Sections 5.1 and 5.3;

(c) the Surviving Corporation shall file the Certificate of Merger with the Secretary of State of the State of Delaware; and

(d) The members of the Parent Board immediately prior to the Effective Time shall (i) appoint such individuals to the Parent Board for the Post-Merger Parent to be designated by the Company, a majority of whom shall qualify as “independent” under Nasdaq Rule 5605(a)(2), and which will include Colin Doughan as Chairman, and (ii) resign as directors. The officers of the Post-Merger Parent shall be those individuals to be determined by the newly constituted Parent Board.

1.4 Additional Actions. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either the Company or the Acquisition Subsidiary or (b) otherwise to carry out the purposes of this Agreement, each of the Surviving Corporation and the Post-Merger Parent and its proper officers and directors or their designees shall be authorized (to the fullest extent allowed under applicable Law) to execute and deliver, in the name and on behalf of either the Company or the Acquisition Subsidiary, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of the Company or the Acquisition Subsidiary, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the Company or the Acquisition Subsidiary, as applicable, and otherwise to carry out the purposes of this Agreement.

1.5 Conversion of Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holder of any of the following securities:

(a) The shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into shares of Company Common Stock or the right to receive Merger Shares, pursuant to their respective terms.

(b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Company Common Stock owned beneficially by the Parent or the Acquisition Subsidiary and other than Dissenting Shares (as defined below)), shall be cancelled and converted into the right to receive (subject to the provisions of Section 1.6) the portion of the Merger Shares to which such share is entitled (the “Conversion Ratio”). The shares of the Parent Common Stock into which the shares of the Company Common Stock are converted pursuant to this Section shall be referred to herein as the “Merger Shares.” The aggregate number of Merger Shares to be issued in connection with the Merger will be calculated based on the relative values of the Parent and the Company; provided, however, that (i) the total number of Merger Shares issued to the Company Stockholders at the Effective Time shall not represent less than 95.5% of the total equity ownership of the Post-Merger Parent, with each Company Stockholder receiving his, her or its Pro Rata Share, and (ii) the shares of Parent Common Stock held by the pre-Closing stockholders of the Parent (the “Parent Stockholders”) will represent not more than 4.5% of the total equity ownership of the Post-Merger Parent.

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(c) The Parent shall deliver certificates for the Merger Shares or issue the Merger Shares in book entry to each Company Stockholder entitled thereto who shall have presented a certificate that immediately prior to the Effective Time represents Company Common Stock or Company Preferred Stock to be converted into Merger Shares pursuant to this Section 1.5 (the “Company Stock Certificates”) to the Parent or the Surviving Corporation or the Parent’s transfer agent.

(d) Each issued and outstanding share of common stock, par value $0.001 per share, of the Acquisition Subsidiary shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

1.6 Dissenting Shares.

(a) For purposes of this Agreement, “Dissenting Shares” means shares of the Company Common Stock held as of the Effective Time by a Company Stockholder who has not voted such Company Common Stock in favor of the adoption of this Agreement and the Merger and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the DGCL and not effectively withdrawn or forfeited prior to the Effective Time. Dissenting Shares shall not be converted into or represent the right to receive shares of the Parent Common Stock unless such Company Stockholder’s right to appraisal shall have ceased in accordance with the DGCL. If such Company Stockholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then (i) as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Shares issuable in respect of such Company Common Stock pursuant to Section 1.5(a), and (ii) promptly following the occurrence of such event and, if requested by the Parent, the proper surrender of such person’s Company Stock Certificate, the Parent shall deliver to such Company Stockholder a certificate representing the Merger Shares to which such holder is entitled pursuant to Section 1.5(a).

(b) The Company shall give the Parent prompt notice of any written demands for appraisal of any Company Stock, withdrawals of such demands, and any other instruments that relate to such demands received by the Company. The Company shall not, except with the prior written consent of the Parent, make any payment with respect to any demands for appraisal of the Company Stock or offer to settle or settle any such demands unless required by the court of the State of Delaware having jurisdiction thereof.

1.7 Fractional Shares. No certificates or scrip representing fractional Merger Shares shall be issued to the Company Stockholders on the surrender for exchange of shares of the Company Stock, and such the Company Stockholders shall not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of the Parent with respect to any fractional Merger Shares that would have otherwise been issued to such Company Stockholders. In lieu of any fractional Merger Shares that would have otherwise been issuable, each fractional Merger Share shall be rounded up to the nearest whole share.

1.8 Stock Options.

(a) As of the Effective Time, all outstanding Company Options that remain unexercised, whether vested or unvested, shall be canceled and exchanged for options to purchase shares of Parent Common Stock (“Parent Options”) under the Parent Equity Plan (as defined below) without further action by the holder thereof. Each Parent Option shall constitute an option to acquire such number of shares of Parent Common Stock as is equal to the number of shares of the Company Common Stock subject to the unexercised portion of the Company Option multiplied by the Conversion Ratio for the Company Common Stock (with any fraction resulting from such multiplication to be rounded down to the nearest whole number). The exercise price per share of each Parent Option shall be equal to the exercise price of the Company Option prior to conversion divided by the Conversion Ratio (rounded up to the nearest whole cent). The vesting schedule for the Parent Options shall be the same as that of the Company Options that are exchanged for the Parent Options, except that such vesting schedule will also provide that 100% of the unvested portion of all Parent Options shall immediately accelerate and become fully exercisable or non-forfeitable upon termination of employment without Cause or resignation for Good Reason within twelve (12) months of the Effective Time.

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(b) As soon as practicable after the Effective Time, the Post-Merger Parent or the Surviving Corporation shall take appropriate actions (i) to collect the Company Options and the agreements evidencing the Company Options, which shall be deemed to be canceled but shall entitle the holder to exchange the Company Options for the Parent Options, and (ii) to issue in lieu thereof new Parent Options pursuant to Section 1.8(a), including the delivery by the Parent to such holders of new option agreements.

(c) The Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of the Parent Common Stock for delivery upon exercise of the Parent Options to be issued for the Company Options, in accordance with this Section 1.8.

(d) Section 1.8(a) of this Agreement is intended to comply with Section 409A of the Code, or an exemption thereunder, and shall be construed and administered in accordance with Section 409A of the Code. Notwithstanding any other provision of this Agreement, the issuances of Parent Options in exchange for Company Options provided under Section 1.8(a) of this Agreement may only be made in a manner that complies with Section 409A or an applicable exemption.

1.9 Warrants

(a) As of the Effective Time, all outstanding Company Warrants that remain unexercised, shall be canceled and exchanged for warrants to purchase shares of Parent Common Stock (“Parent Warrants”) without further action by the holder thereof. Each Parent Warrant shall constitute an warrant to acquire such number of shares of Parent Common Stock as is equal to the number of shares of the Company Common Stock subject to the unexercised portion of the Company Warrant multiplied by the Conversion Ratio for the Company Common Stock (with any fraction resulting from such multiplication to be rounded down to the nearest whole number). The exercise price per share of each Parent Warrant shall be equal to the exercise price of the Company Warrant prior to conversion divided by the Conversion Ratio (rounded up to the nearest whole cent).

(b) As soon as practicable after the Effective Time, the Post-Merger Parent or the Surviving Corporation shall take appropriate actions (i) to collect the Company Warrants and the agreements evidencing the Company Warrants, which shall be deemed to be canceled but shall entitle the holder to exchange the Company Warrants for the Parent Warrants, and (ii) to issue in lieu thereof new Parent Warrants pursuant to Section 1.9(a), including the delivery by the Parent to such holders of new warrant agreements.

(c) The Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of the Parent Common Stock for delivery upon exercise of the Parent Warrants to be issued for the Company Warrants, in accordance with this Section 1.9.

1.10 Certificate of Incorporation and Bylaws.

(a) The certificate of incorporation of the Acquisition Subsidiary in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until duly amended or repealed, and the Surviving Corporation may make any necessary filings in the State of Delaware as shall be necessary or appropriate to effectuate or carry out fully the purpose of this Section 1.10(a).

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(b) The bylaws of the Acquisition Subsidiary in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until duly amended or repealed.

1.11 No Further Rights. From and after the Effective Time, no shares of the Company Common Stock shall be deemed to be outstanding, and holders of the Company Common Stock, certificated or uncertificated, shall cease to have any rights with respect thereto, except as provided herein or by law, other than the right to receive the Parent Common Stock in connection with the Merger.

1.12 Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of the Company Common Stock shall thereafter be made. If, after the Effective Time, the Company Stock Certificates are presented to the Post-Merger Parent or the Surviving Corporation, they shall be cancelled and exchanged for Merger Shares in accordance with Section 1.5, subject to the provisions hereof and applicable Law in the case of Dissenting Shares.

ARTICLE II

REPRESENTATION AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Parent that the statements contained in this Article II are true and correct, except as set forth in the disclosure schedule provided by the Company to the Parent on the date hereof (the “Company’s Disclosure Schedules”). The Company’s Disclosure Schedules shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article II; and to the extent that it is clear from the context thereof that such disclosure also applies to any other numbered paragraph contained in this Article II, the disclosures in any numbered paragraph of the Disclosure Schedule shall qualify such other corresponding numbered paragraph in this Article II. For purposes of this Article II, the phrase “to the knowledge of the Company” or any phrase of similar import shall be deemed to refer to the actual knowledge of any senior officer of the Company.

2.1 Organization, Qualification and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (as defined below). The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has furnished or made available to the Parent complete and accurate copies of its certificate of incorporation and bylaws, each as amended. The Company is not in default under or in violation of any provision of its certificate of incorporation, as amended to date, or its bylaws, as amended to date. For purposes of this Agreement, “Company Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Company, or (b) the ability of Company to consummate the transactions contemplated hereby on a timely basis; provided, however, that Company Material Adverse Effect shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Parent; (vi) any changes in applicable Laws or accounting rules, including GAAP; (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement; (viii) any natural or man-made disaster or acts of God; (ix) any epidemics, pandemics, or disease outbreaks or worsening thereof; or (x) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company operates (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether a Company Material Adverse Effect has occurred).

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2.2. Capitalization. The authorized capital stock of the Company consists of 27,000,000 shares of Company Common Stock, and 10,179,718 shares of Company Preferred Stock. The Company has previously provided to the Parent a complete and accurate list of (i) all stockholders of the Company, indicating the number and class of Company stock held by each stockholder, (ii) all stock option plans and other stock or equity-related plans of the Company (“Company Equity Plans”) and the number of shares of the Company Common Stock remaining available for future awards thereunder, (iii) all outstanding Company Options and Company Warrants, indicating (A) the holder thereof, (B) the number of shares of Company Common Stock subject to each Company Option and Company Warrant, (C) the Company Equity Plan under which each Company Option issued, (D) the exercise price, date of grant, vesting schedule and expiration date for each Company Option or Company Warrant, and (E) any terms regarding the acceleration of vesting, and (iv) all outstanding debt convertible into the Company Capital Stock, indicating (A) the date of issue, (B) the holder thereof, (C) the unpaid principal amount thereof, (D) the interest rate thereon, (E) the accrued and unpaid interest thereon, (F) the number and class of the Company Capital Stock into which such debt is convertible, and (G) the conversion price thereof. All of the issued and outstanding shares of the Company Capital Stock are, and all shares of Company Capital Stock that may be issued upon exercise of the Company Options or the Company Warrants or conversion of convertible debt will be (upon issuance in accordance with their terms), duly authorized, validly issued, fully paid, nonassessable and, effective as of the Effective Time, free of all preemptive rights. Other than the Company Options and the Company Warrants and convertible debt listed in Section 2.2 of the Company’s Disclosure Schedules, there are no outstanding or authorized options, warrants, securities, rights, agreements or commitments to which the Company is a party or which are binding upon the Company providing for the issuance or redemption of any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company. Other than as listed in Section 2.2 of the Company’s Disclosure Schedules, there are no agreements to which the Company is a party or by which it is bound with respect to the voting (including without limitation voting trusts or proxies), registration under the Securities Act, or sale or transfer (including without limitation agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or “drag-along” rights) of any securities of the Company. To the knowledge of the Company, there are no agreements among other parties, to which the Company is not a party and by which it is not bound, with respect to the voting (including without limitation voting trusts or proxies) or sale or transfer (including without limitation agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any securities of the Company. All of the issued and outstanding shares of the Company Common Stock were issued in compliance with applicable securities laws.

2.3 Authorization of Transaction. The Company has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and, subject to the adoption of this Agreement and (a) the approval of the Merger by the vote of stockholders of the Company required by Delaware law and (b) the approvals and waivers set forth in Section 2.3 of the Company’s Disclosure Schedules (collectively, the “Company Consents”), the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company. Without limiting the generality of the foregoing, the Company Board: (i) determined that the Merger is fair and in the best interests of the Company and the Company Stockholders, (ii) adopted this Agreement in accordance with the provisions of the DGCL, and (iii) directed that this Agreement and the Merger be submitted to the Company Stockholders for their adoption and approval and resolved to recommend that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited under applicable bankruptcy, insolvency and similar laws, rules or regulations affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

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2.4 Non-contravention. Subject to the receipt of the Company Consents and the filing of the Certificate of Merger as required by the DGCL, neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby will (a) conflict with or violate any provision of the certificate of incorporation or bylaws of the Company, as amended to date, (b) require on the part of the Company any filing with, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a “Governmental Entity”), except for such permits, authorizations, consents and approvals for which the Company is obligated to use its Reasonable Best Efforts to obtain pursuant to Section 4.2(a), (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Company is a party or by which the Company is bound or to which any of its assets is subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation in any contract or instrument set forth in Section 2.4 of the Company’s Disclosure Schedules, for which the Company is obligated to use its Reasonable Best Efforts to obtain waiver, consent or approval pursuant to Section 4.2(b), (ii) any conflict, breach, default, acceleration, termination, modification or cancellation which would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to adversely affect the consummation of the transactions contemplated hereby or (iii) any notice, consent or waiver the absence of which would not have a Company Material Adverse Effect and would not adversely affect the consummation of the transactions contemplated hereby, (d) result in the imposition of any Security Interest (as defined below) upon any assets of the Company or (e) violate any federal, state, local, municipal, foreign, international, multinational, Governmental Entity or other constitution, law, statute, ordinance, principle of common law, rule, regulation, code, governmental determination, order, writ, injunction, decree, treaty, convention, governmental certification requirement or other public limitation, U.S. or non-U.S., including Tax and U.S. antitrust laws (collectively, “Laws”) applicable to the Company, or any of its properties or assets. For purposes of this Agreement: “Security Interest” means any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (i) mechanic’s, materialmen’s and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business of the Company and not material to the Company; and “Ordinary Course of Business” means the ordinary course of the Company’s business, consistent with past custom and practice (including with respect to frequency and amount).

2.5 Subsidiaries. The Company has one Subsidiary, Gravitics Texas, LLC, which is an entity duly organized, validly existing and in corporate and tax good standing under the laws of the jurisdiction of its organization.

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2.6 Compliance with Laws.

(a) The Company and the conduct and operations of its business are in compliance with each Law applicable to the Company or any of its properties or assets, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has complied with all federal and state securities laws and regulations, including being current in all of its reporting obligations under such federal and state securities laws and regulations except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has not, and the past and present officers, directors and Affiliates of the Company have not, been the subject of, nor does any officer or director of the Company have any reason to believe that the Company or any of its officers, directors or Affiliates will be the subject of, any civil or criminal proceeding or investigation by any federal or state agency alleging a violation of securities laws.

(d) The Company has not been the subject of any voluntary or involuntary bankruptcy proceeding, nor has it been a party to any material litigation.

(e) The Company has not, and the past and present officers, directors and Affiliates have not, been the subject of, nor does any officer or director of the Company have any reason to believe that the Company or any of its officers, directors or Affiliates will be the subject of, any civil, criminal or administrative investigation or proceeding brought by any federal or state agency having regulatory authority over such entity or person; and

(f) The Company is not a “blank check company” as such term is defined by Rule 419 of the Securities Act.

(g) The Company has at all times complied, with all Anti-Corruption Laws. Neither Company nor any Person associated with or acting for or on behalf of the Company, has, directly or indirectly, (a) violated any provision of any Anti-Corruption Law; (b) made, offered, promised, authorized, or promised to make or offer, any bribe, rebate, payoff, influence payment, commission, kickback, or anything of value, including any reward, advantage, or benefit of any kind, to or for the benefit of any Government Official, for the purpose of (i) influencing any act or decision of such Government Official, (ii) inducing such Government Official to do or omit to do any act in violation of a lawful duty, (iii) obtaining or retaining business for or with any Person, (iv) expediting or securing the performance of official acts of a routine nature, (v) created or caused the creation of any false or inaccurate books and records of the Company related to any of the foregoing, or (vi) in the case of each of (i)-(v) above, in violation of any Anti-Corruption Law; (c) paid, offered, promised to pay or offer, authorized, or ratified any bribe, rebate, payoff, payment, kickback, or other similar unlawful payment of any nature; (d) made, offered, promised to make or offer, authorized, or ratified any unlawful contributions, gifts, entertainment, or other unlawful expenditures; (e) established or maintained any unlawful fund of corporate monies or other properties; or (f) created or caused the creation of any false or inaccurate books and records of the Company related to any of the foregoing.

(h) The Company maintains, and has maintained, compliance policies, procedures, and internal controls reasonably calculated to promote and ensure compliance with Anti-Corruption Laws and applicable Anti-Money Laundering Laws. The Company has (a) made and kept books, records, and accounts which, in reasonable detail, accurately and fairly reflect transactions in relation to the Company; (b) devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are recorded as necessary to permit preparation of periodic financial statements and to maintain accountability, (ii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (iii) no “off the books” accounts are created or maintained; and (c) the Company has not circumvented their respective internal accounting controls or falsified any of their respective books and records.

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(i) Neither the Company, nor any of its Affiliates, nor Persons acting on its behalf has received any notice or communication from any Person that alleges, or been involved in any internal investigation involving any allegations relating to, potential violation of any Anti-Corruption Laws or Anti-Money Laundering Laws, or have received a request for information from any Governmental Entity regarding Anti-Corruption Law or Anti-Money Laundering Laws. The Company has not made a voluntary or other disclosure to, have not received any written notice, subpoena, request for information, or citation from, and to the knowledge of the Company, is not aware of any oral notice or request for information by, and so far as the Company is aware, there is no past or present inquiry, investigation, litigation, enforcement action or other proceeding by, any Governmental Entity related to alleged violations of any Anti-Corruption Laws or Anti-Money Laundering Laws (as defined below) by the Company, or any Person acting on behalf of the Company and there is no issue or circumstance indicating that the Company may become subject to any such notices, subpoena, request for information, citation, inquiry, investigation, litigation, enforcement action or other proceeding.

(j) Neither the Company, nor, to the knowledge of the Company, any attorney, accountant, consultant, financial advisor, sales representative, distributor, or other agent of the Company, has employed or retained, directly or indirectly, a Government Official or a family member of a Governmental Official. No Government Official has, directly or indirectly, the right of control over, or any beneficial interest in, the Company.

(k) The operations of the Company are and for the past five (5) years have been conducted at all times in material compliance with the requirements of applicable Anti-Money Laundering Laws, including, but not limited to, 18 U.S.C. §§ 1956-57, the Bank Secrecy Act of 1970, as amended by the USA PATRIOT ACT of 2001, and the rules and regulations promulgated thereunder, and the anti-money laundering laws of the jurisdictions in which the Company conducts business, the rules and regulations thereunder and any related or similar rules, regulation or guidelines issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”).

(l) The Company, including any of its respective directors, executives, employees, and to the knowledge of the Company and its Subsidiaries, their Representatives, are, and since its incorporation, have been, and continue to be, in compliance with all applicable Laws relating to economic, financial, or trade sanctions, export controls, customs or anti-boycott measures administered, enacted, or enforced by a relevant International Trade Authority (“International Trade Laws”) and have not taken any action that violates, evades, or avoids, or attempts to violate International Trade Laws.

(m) Neither the Company nor any of its directors, officers, or employees, nor, to the knowledge of the Company any of its directors, executives, employees, Representatives or agents acting on behalf of the Company, currently or since its incorporation: (i) is or has been the target of any economic or financial sanctions administered or enforced by any International Trade Authority, (ii) is or has been located, organized, or resident in a country or territory that is the target of comprehensive sanctions (currently, Cuba, Iran, North Korea, Syria and the Crimea, Donetsk, Luhansk, Zaporzhizhia, or Kherson oblasts (or so-called “People’s Republics”) of Ukraine) (a “Sanctioned Jurisdiction”) or (iii) is or has been owned, 50% or more, individually or in the aggregate by, controlled by, or is or has acted on behalf of a Person described in clause (i) or (ii) above. or any other Sanctioned Person (clauses (i) through (iii), collectively, “Sanctions”).

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(n) Neither the Company nor any of its respective directors, officers, or employees, nor, to the knowledge of the Company and any of its respective directors, executives, employees, Representatives or agents acting on behalf of the Company, currently or since its incorporation, is unlawfully conducting or has unlawfully conducted any business or engaged in any transaction involving any contribution of funds, goods or services to or for the benefit of any Sanctioned Person or unlawfully dealt in any property or interests in property of any Sanctioned Person.

(o) The Company has instituted, and maintain, policies and procedures reasonably designed to promote and achieve continued compliance with applicable International Trade Laws.

(p) To the knowledge of the Company and its Subsidiaries, since its incorporation, there has not been any investigation or review related to, and the Company is not aware of any potential or actual material violation by the Company, including any of its directors, executives, employees, and to the knowledge of the Company, its Representatives, of Anti-Corruption Laws, Anti-Money Laundering Laws or International Trade Laws pending (or, to the knowledge of the Company, threatened) by any Governmental Entity.

2.7 Financial Statements. (a) The Company has provided the Parent with the unaudited balance sheet of the Company (the “Company Balance Sheet”) at December 31, 2025 (the “Company Balance Sheet Date”), and the related unaudited consolidated statements of operations and unaudited cash flows for the years ended December 31, 2025 and 2024 (collectively, the “Company Unaudited Financial Statements”) The Company Unaudited Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of the respective dates thereof and for the periods referred to therein. Prior to the Effective Time, the Company will provide to Parent audited financial statements for the Company’s fiscal years ended December 31, 2024 and 2025 (the “Company Audited Financial Statements”), which comply as to form with the applicable rules and regulations of the SEC for inclusion of such Company Audited Financial Statements in the Parent’s filings with the SEC as required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are consistent in all material respects with the books and records of the Company.

(b) The books of account and other financial records of the Company have been kept accurately, in all material respects, in the ordinary course of business consistent with applicable Laws, and the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company have been properly recorded therein in all material respects.

(c) No bankruptcy, insolvency, winding up, or similar proceedings have occurred or are pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or Company’s or any of its Subsidiaries’ properties or assets, and there is no basis therefor. The Company will be as of immediately prior to the Closing, financially solvent in accordance with GAAP and applicable Laws, with the ability to pay its debts as they become due in the ordinary course of business.

2.8 Absence of Certain Changes. Since the Company Balance Sheet Date, and except as set forth in Section 2.8 of the Company’s Disclosure Schedules, (a) to the knowledge of the Company, there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Company Material Adverse Effect, and (b) the Company has not taken any of the actions set forth in paragraphs (a) through (m) of Section 4.4.

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2.9 Undisclosed Liabilities. Except as reflected or reserved against in the Company Balance Sheet or the notes thereto or as set forth in Section 2.9 of the Disclosure Schedule, the Company has not incurred any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the Company Balance Sheet (b) liabilities not exceeding $100,000 in the aggregate that have arisen since the Company Balance Sheet Date in the Ordinary Course of Business, and (c) contractual and other liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet.

2.10 Tax Matters.

(a) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Taxes” means all taxes, charges, fees, levies or other similar assessments or liabilities, including without limitation income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment insurance, social security, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

(ii) “Tax Returns” means all United States of America, state, local or foreign government reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with the Taxes.

(b) Except as set forth in Section 2.10 of the Company’s Disclosure Schedules, the Company has filed on a timely basis (taking into account any valid extensions) all Tax Returns that it was required to file, and all such Tax Returns were complete and accurate in all material respects. The Company has never been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns. The Company has paid on a timely basis all Taxes that were due and payable in accordance with the Tax Returns. The unpaid Taxes of the Company for tax periods through the Company Balance Sheet Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Company Balance Sheet. The Company does not have any actual or potential liability for any Tax obligation of any taxpayer other than the Company (including without limitation any affiliated group of corporations or other entities that included the Company during a prior period). All Taxes that the Company is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity.

(c) Except as set forth in Section 2.10 of the Company’s Disclosure Schedules, the Company has delivered or made available to the Parent complete and accurate copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company since the date of the Company’s incorporation (the “Organization Date”). No examination or audit of any Tax Return of the Company by any Governmental Entity is currently in progress or, to the knowledge of the Company, threatened or contemplated. The Company has not been informed by any jurisdiction that the jurisdiction believes that the Company was required to file any Tax Return that was not filed. The Company has not waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.

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(d) The Company (i) is not a “consenting corporation” within the meaning of Section 341(f) of the Code, and none of the assets of the Company are subject to an election under Section 341(f) of the Code; (ii) has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code; (iii) has not made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that may be treated as an “excess parachute payment” under Section 280G of the Code; (iv) does not have any actual or potential liability for any Taxes of any person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local, or foreign law), or as a transferee or successor, by contract, or otherwise; or (v) is not or has not been required to make a basis reduction pursuant to Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b).

(e) The Company has not undergone a change in its method of accounting resulting in an adjustment to its taxable income pursuant to Section 481 of the Code.

(f) +No state or federal “net operating loss” of the Company determined as of the Closing Date is subject to limitation on its use pursuant to Section 382 of the Code or comparable provisions of state law as a result of any “ownership change” within the meaning of Section 382(g) of the Code or comparable provisions of any state law occurring prior to the Closing Date.

2.11 Assets. The Company owns or leases all tangible assets reasonably necessary for the conduct of its business as presently conducted. Except as set forth in Section 2.11 of the Company’s Disclosure Schedules, each such tangible asset currently used in the operation of the business is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used. Except as set forth in Section 2.11 of the Company’s Disclosure Schedules, no asset of the Company (tangible or intangible) (including without limitation any shares or other equity interests in or securities of any corporation, partnership, association or other business organization or division thereof), is subject to any Security Interest.

2.12 Owned Real Property. The Company does not own any real property.

2.13 Real Property Leases. Section 2.13 of the Company’s Disclosure Schedules lists all real property leased or subleased to or by the Company and lists the term of such lease, any extension and expansion options, and the rent payable thereunder. The Company has delivered or made available to the Parent complete and accurate copies of the leases and subleases listed in Section 2.13 of the Company’s Disclosure Schedules. With respect to each lease and sublease listed in Section 2.13 of the Company’s Disclosure Schedules:

(a) the lease or sublease is a legal, valid, binding and enforceable obligation of the Company and is in full force and effect;

(b) the lease or sublease will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing, and the Closing will not result in a breach or default by the Company or, to the knowledge of the Company, any other party under such lease or sublease;

(c) neither the Company nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such lease or sublease, and to the knowledge of the Company, no event has occurred, is pending or is threatened, which, after the giving of notice, with lapse of time or both, would constitute a breach or default by the Company or, to the knowledge of the Company, any other party under such lease or sublease, except for any breach, violation or default that has not had and would not reasonably be anticipated to have a Company Material Adverse Effect; and

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(d) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or sub-leasehold.

2.14 Contracts.

(a) Section 2.14 of the Company’s Disclosure Schedules lists the following agreements (written or oral) to which the Company is a party as of the date of this Agreement (other than the Transaction Documentation (as hereinafter defined)):

(i) any agreement (or group of related agreements) for the lease of personal property from or to third parties (A) which provides for lease payments in excess of $25,000 per annum or (B) which has a remaining term longer than 12 months and is not cancellable without penalty by the Company on sixty (60) days or less prior written notice;

(ii) any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, is not cancellable without penalty by the Company on sixty (60) days or less prior written notice and involves more than the sum of $500,000, or (B) in which the Company has granted manufacturing rights, “most favored nation” pricing provisions or exclusive marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii) any agreement to which, to the knowledge of the Company, is a party to a material joint venture or legal partnership;

(iv) any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) involving more than $250,000 or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

(v) any agreement that purports to limit in any material respect the right of the Company to engage in any line of business, or to compete with any person or operate in any geographical location;

(vi) any employment agreement or consulting agreement which provides for payments in excess of $200,000 per annum (other than employment or consulting agreements terminable on less than thirty (30) days’ notice);

(vii) any agreement involving any officer, director or stockholder of the Company or any Affiliate (other than stock subscription, stock option, restricted stock, warrant or stock purchase agreements the forms of which have been made available to the Parent);

(viii) any agreement or commitment for capital expenditures in excess of $500,000, for a single project (it being represented and warranted that the liability under all undisclosed agreements and commitments for capital expenditures does not exceed $2,000,000 in the aggregate for all projects);

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(ix) any agreement which contains any provisions requiring the Company to indemnify any other party thereto (excluding indemnities contained in agreements for the purchase, sale or license of products entered into in the Ordinary Course of Business);

(x) any agreement, other than as contemplated by this Agreement, relating to the future sales of securities of the Company other than outstanding stock option, restricted stock, warrant or stock purchase agreements the forms of which have been made available to the Parent;

(xi) any agreement that would be a “material contract” of the Company (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act;

(xii) any settlement, conciliation or similar agreement (A) with any Governmental Entity or (B) which would require the Company to pay consideration of more than $100,000 after the date of this Agreement;

(xiii) any agreement for futures, swap, collar, put, call, floor, cap, option, or other contract that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates;

(xiv) any agreement with any Governmental Entity during the preceding three (3) years; and

(xv) any other agreement (or group of related agreements) (A) under which the Company is obligated to make payments or incur costs in excess of $100,000 in any year or (B) not entered into in the Ordinary Course of Business, in each case which is not otherwise described in clauses (i) through (xiv).

(b) The Company has delivered or made available to the Parent a complete and accurate copy of each agreement listed in Section 2.14 of the Company’s Disclosure Schedules. With respect to each agreement so listed, and except as set forth in Section 2.14 of the Company’s Disclosure Schedules: (i) the agreement is a legal, valid, binding and enforceable obligation of the Company and in full force and effect, except as such enforceability may be limited under applicable bankruptcy, insolvency and similar laws, rules or regulations affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity; (ii) the agreement will continue to be legal, valid, binding and enforceable obligation of the Company, except as such enforceability may be limited under applicable bankruptcy, insolvency and similar laws, rules or regulations affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity and will be in full force and effect immediately following the Effective Time in accordance with the terms thereof as in effect immediately prior to the Effective Time; and (iii) neither the Company nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or, to the knowledge of the Company, any other party under such contract, except for any breach, violation or default that has not had a Company Material Adverse Effect.

2.15 Accounts Receivable. Except as set forth on Schedule 2.15, all accounts receivable of the Company reflected in the Company Financial Statements and incurred since the date thereof and prior to the Closing in the ordinary course of business have been recorded in accordance with GAAP and: (a) represent arm’s length sales actually made in the ordinary course of the Company’s business; (b) are collectible in full (net of reserves for doubtful accounts reflected in the Company Balance Sheet) in the ordinary course of the Company’s business within ninety days of the invoice date; (c) are subject to no counterclaim, deduction or setoff; and (d) are not in dispute. The reserves and allowance for doubtful accounts set forth in the Company Unaudited Financial Statements have been established in accordance with GAAP (except as may be indicated in the notes thereto) and are consistent with the past practices of the Company. To the knowledge of the Company, no Person which owes such an account receivable has given the Company notice that it is insolvent or shutting down its business in any material respect.

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2.16 Powers of Attorney. Except as set forth in Section 2.16 of the Company’s Disclosure Schedules, there are no outstanding powers of attorney executed on behalf of the Company.

2.17 Insurance. Section 2.17 of the Company’s Disclosure Schedules lists each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company is a party. Such insurance policies are of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of the Company. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, the Company is not liable for retroactive premiums or similar payments, and the Company is otherwise in compliance in all material respects with the terms of such policies. The Company has no knowledge of any threatened termination of, or a material premium increase of more than 5% with respect to, any such policy. Each such policy will continue to be enforceable and in full force and effect immediately following the Effective Time in accordance with the terms thereof as in effect immediately prior to the Effective Time.

2.18 Warranties. No product or service sold or delivered by the Company is subject to any guaranty, warranty, right of credit or other indemnity other than the applicable standard terms and conditions of sale of the Company.

2.19 Litigation. Except as set forth in Section 2.19 of the Company’s Disclosure Schedules, as of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator (a “Legal Proceeding”) which is pending or, to the Company’s knowledge, threatened against the Company which (a) seeks either damages in excess of $50,000 individually or $250,000 in the aggregate, (b) if determined adversely to the Company, could have, individually or in the aggregate, a Company Material Adverse Effect or (c) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.

2.20 Employees.

(a) Section 2.20 of the Company’s Disclosure Schedules contains a list of all employees of the Company whose annual rate of compensation exceeds $200,000 per year, along with the position of each such person. Each such person is a party to a non-disclosure and assignment of inventions agreement with the Company. To the knowledge of the Company, no key employee (within the meaning of Section 416 of the Code) or group of employees acting in concert has any plans to terminate employment with the Company.

(b) The Company is not a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. To the knowledge of the Company, (i) no organizational effort has been made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to employees of the Company, and (ii) to the Company’s knowledge of the Company, there are no circumstances or facts which could individually or collectively give rise to a suit against the Company by any current or former employee or applicant for employment based on discrimination prohibited by fair employment practices laws.

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(c) To the knowledge of the Company, (i) no allegations of (A) sexual harassment, sexual misconduct or discrimination, whether such discrimination arises from race, color, religion, national origin, ethnic background, sex, gender identity, sexual orientation, age, disability, veteran status or any other legally protected classification under applicable federal, state, or local law or (B) unlawful workplace terminations arising from any exercise of constitutional, statutory, or other legal rights (collectively, subclauses A and B, “Misconduct”) have been made involving any current or former director, officer, employee or independent contractor of the Company, (ii) the Company has not entered into any settlement agreements related to allegations of Misconduct by any current or former director, officer, employee, or independent contractor of the Company or any of its Subsidiaries; and (iii) since its inception, the Company has not received, has not had knowledge of, or reasonably should have had knowledge of any complaints or allegations of Misconduct which have been alleged to have been committed by any officer, director, employee or contractor of the Company or any Person who formerly acted in such capacity.

2.21 Employee Benefits.

(a) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement providing direct or indirect compensation for services rendered, including without limitation insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation.

(ii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(iii) “ERISA Affiliate” means any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company.

(b) Section 2.21(b) of the Company’s Disclosure Schedules contains a complete and accurate list of all Employee Benefit Plans maintained, or contributed to, by the Company or any ERISA Affiliate (collectively, the “Company Benefit Plans”). Complete and accurate copies of (i) all Company Benefit Plans which have been reduced to writing, (ii) written summaries of all unwritten Company Benefit Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, and (iv) all annual reports filed on Form 5500 Series and (for all funded plans) all plan financial statements for the last three plan years for each Company Benefit Plan that is required to file an annual report, have been made available to the Parent. Except as set forth on Section 2.21(b) of the Company’s Disclosure Schedules, each Company Benefit Plan has been administered in all material respects in accordance with its terms and each of the Company and the ERISA Affiliates has in all material respects met its obligations with respect to such Company Benefit Plan and has made all required contributions thereto not later than the due date therefor (including extensions). The Company, each ERISA Affiliate and each Company Benefit Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder (including without limitation Section 4980B of the Code, Subtitle K, Chapter 100 of the Code and Sections 601 through 608 and Section 701 et seq. of ERISA). All filings and reports as to each Company Benefit Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor have been duly submitted.

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(c) To the knowledge of the Company, there are no Legal Proceedings (except claims for benefits payable in the normal operation of the Company Benefit Plans and proceedings with respect to qualified domestic relations orders, qualified medical support orders or similar benefit directives) against or involving any Company Benefit Plan or asserting any rights or claims to benefits under any Company Benefit Plan that could give rise to any material liability.

(d) All the Company Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received a determination, advisory or opinion letter from the Internal Revenue Service to the effect that such Company Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such Company Benefit Plan has been amended since the date of its most recent determination letter or application therefor in any respect (other than amendments required by law or which are not reasonably expected to result in loss of such plan’s qualified status), and no act or omission has occurred, that would adversely affect its qualification or materially increase its cost. Each Company Benefit Plan which is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies the requirements of, Section 401(k)(3) and Section 401(m)(2) of the Code for each plan year ending prior to the Closing Date.

(e) Neither the Company nor any ERISA Affiliate has ever maintained an Employee Benefit Plan subject to Section 412 of the Code or Title IV of ERISA.

(f) At no time has the Company or any ERISA Affiliate been obligated to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(g) There are no unfunded obligations under any Company Benefit Plan providing benefits after termination of employment to any employee of the Company (or to any beneficiary of any such employee), including but not limited to retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Code or other applicable Law and insurance conversion privileges under state law. The assets of each Company Benefit Plan which is funded are reported at their fair market value on the books and records of such Company Benefit Plan.

(h) No act or omission has occurred and no condition exists with respect to any Company Benefit Plan maintained by the Company or any ERISA Affiliate that would subject the Company or any ERISA Affiliate to (i) any material fine, penalty, tax or liability of any kind imposed under ERISA or the Code or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Company Benefit Plan.

(i) No Company Benefit Plan is funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(j) Each Company Benefit Plan is amendable and terminable unilaterally by the Company at any time without liability to the Company as a result thereof and no Company Benefit Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company from amending or terminating any such Company Benefit Plan.

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(k) Section 2.14 and Section 2.21(k) of the Company’s Disclosure Schedules discloses each: (i) agreement with any stockholder, director, executive officer or other key employee of the Company (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which any person may receive payments from the Company that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such person’s “parachute payment” under Section 280G of the Code; and (iii) agreement or plan binding the Company, including without limitation any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan or the Company Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. The accruals for vacation, sickness and disability expenses are accounted for on the Company Interim Balance Sheet and are adequate and materially reflect the expenses associated therewith in accordance with GAAP.

(l) The representations and warranties contained in this Section 2.21 are the Company’s sole representations and warranties with respect to employee benefit matters.

2.22 Environmental Matters.

(a) To the knowledge of the Company, the Company has complied with all applicable Environmental Laws (as defined below), except for violations of Environmental Laws that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. There is no pending or, to the knowledge of the Company, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving the Company, except for litigation, notices of violations, formal administrative proceedings or investigations, inquiries or information requests that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, “Environmental Law” means any Law relating to the environment, including without limitation any Law pertaining to (i) treatment, storage, disposal, generation and transportation of industrial, toxic or hazardous materials or substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of industrial, toxic or hazardous materials or substances, or solid or hazardous waste, including without limitation emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (v) the protection of wild life, marine life and wetlands, including without limitation all endangered and threatened species; (vi) storage tanks, vessels, containers, abandoned or discarded barrels, and other closed receptacles; (vii) the reclamation of mines; and (viii) manufacturing, processing, using, distributing, treating, storing, disposing, transporting or handling of materials regulated under any law as pollutants, contaminants, toxic or hazardous materials or substances or oil or petroleum products or solid or hazardous waste. As used above, the terms “release” and “environment” shall have the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”).

(b) To the knowledge of the Company, there are no documents that contain any environmental reports, investigations or audits relating to premises currently or previously owned or operated by the Company (whether conducted by or on behalf of the Company or a third party, and whether done at the initiative of the Company or directed by a Governmental Entity or other third party) which were issued or conducted during the past five years and which the Company has possession of.

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(c) The Company has not been notified that there is any material environmental liability with respect to any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company.

2.23 [Intentionally omitted].

2.24 Customers. Section 2.24 of the Company’s Disclosure Schedule sets forth a list of each customer that accounted for more than 5% of the revenues of the Company during the last full fiscal year and the amount of revenues accounted for by such customer during such period. No such customer has notified the Company in writing within the past year that it will stop buying services from the Company or reduce the amount of services it expects to purchase compared to 2024 or 2025.

2.25 Permits. Section 2.25 of the Company’s Disclosure Schedule sets forth a list of all authorizations, approvals, clearances, licenses, permits, certificates or exemptions (including, without limitation, manufacturing approvals and authorizations, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalent, and including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property) from any Governmental Entity (“Permits”) issued to or held by the Company. Such listed Permits are the only material Permits that are required for the Company and the Company Subsidiaries to conduct their respective businesses as presently conducted except for those the absence of which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, each such Permit is in full force and effect and, to the knowledge of the Company, no suspension or cancellation of such Permit is threatened Except for such instances as would not reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, each such Permit will continue in full force and effect immediately following the Closing.

2.26 Certain Business Relationships with Affiliates. Except as listed in Section 2.26 of the Company’s Disclosure Schedule, no Affiliate of the Company (a) owns any material property or right, tangible or intangible, which is used in the business of the Company, (b) to the knowledge of the Company, has any claim or cause of action against the Company, or (c) owes any money to, or is owed any money by, the Company. Section 2.26 of the Company’s Disclosure Schedule describes any transactions involving the receipt or payment in excess of $120,000 in any fiscal year between the Company and any Affiliate of the Company which have occurred or existed since the Organization Date, other than employment agreements or other compensation arrangements.

2.27 Brokers’ Fees. Except as set forth in Section 2.27 of the Company’s Disclosure Schedule, the Company has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

2.28 Books and Records. The minute books and other similar records of the Company contain, in all material respects, complete and accurate records in all material respects of all actions taken at any meetings of the Company’s stockholders, the Company Board or any committees thereof and of all written consents executed in lieu of the holding of any such meetings.

2.29 Intellectual Property.

(a) The Company owns, is licensed or otherwise possesses legally enforceable rights to use, license and exploit all issued patents (“Patent Rights”), copyrights, trademarks, service marks, trade names, trade secrets, and registered domain names and all applications for registration therefor (collectively, the “Intellectual Property Rights”) and all computer programs and other computer software, databases, know-how, proprietary technology, formulae, and development tools, together with all goodwill related to any of the foregoing (collectively, the “Intellectual Property”), as is necessary to conduct its businesses as presently conducted, except where such failure, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

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(b) Section 2.29(b) of the Company’s Disclosure Schedule sets forth, with respect to all issued patents and all registered copyrights, trademarks, service marks and domain names registered with any Governmental Entity by the Company or for which an application for registration has been filed with any Governmental Entity by the Company, (i) the registration or application number, the date filed and the title, if applicable, of the registration or application and (ii) the names of the jurisdictions covered by the applicable registration or application. Section 2.27(b) of the Company’s Disclosure Schedule identifies each agreement currently in effect containing any ongoing royalty or payment obligations of the Company in excess of $100,000 per annum with respect to Intellectual Property Rights and Intellectual Property that are licensed or otherwise made available to the Company.

(c) All Intellectual Property Rights of the Company that have been registered by it with any Governmental Entity are valid and subsisting, except where the failure to register individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect. As of the Effective Date, in connection with such registered Intellectual Property Rights, all necessary registration, maintenance and renewal fees will have been paid and all necessary documents and certificates will have been filed with the relevant Governmental Entities. The Company has not filed for registration of any Intellectual Property rights other than with respect to patents.

(d) The Company is not, nor will as a result of the consummation of the Merger or other transactions contemplated by this Agreement be, in breach in any material respect of any license, sublicense or other agreement relating to the Intellectual Property Rights of the Company and the Company Subsidiaries, or any licenses, sublicenses or other agreements as to which the Company is a party and pursuant to which the Company uses any patents, copyrights (including software), trademarks or other intellectual property rights of or owned by third parties (the “Third Party Intellectual Property Rights”), the breach of which would be reasonably likely to result in a Company Material Adverse Effect.

(e) The Company has not been named as a defendant in any suit, action or proceeding which involves a claim of infringement or misappropriation of any Third Party Intellectual Property Right and neither the Company n has received any notice or other communication (in writing or otherwise) of any actual or alleged infringement, misappropriation or unlawful or unauthorized use of any Third Party Intellectual Property Right.

(f) The Company has received no written notice that any person is infringing, misappropriating or making any unlawful or unauthorized use of any Intellectual Property Rights of the Company in a manner that has a material impact on the business of the Company, except for such infringement, misappropriation or unlawful or unauthorized use as would not be reasonably expected to have a Company Material Adverse.

2.30 Disclosure. No representation or warranty by the Company contained in this Agreement, and no statement contained in the Company’s Disclosure Schedule, or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Company pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

2.31 [Intentionally omitted]

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2.32 Accountants. EisnerAmper LLP (the “Company Auditor”), which is auditing the Company Financial Statements, is: (a) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002) and (b) “independent” with respect to the Company within the meaning of Regulation S-X. The Company does not expect that the reports of the Company Auditor on the Company Financial Statements will contain an adverse opinion or a disclaimer of opinion, or will be qualified as to uncertainty, audit scope, or accounting principles. The Company does not expect any disagreements with the Company Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures with respect to the audit of the Company Financial Statements, or that any of the reportable events listed in Item 304(a)(1)(iv) or (v) of Regulation S-K will occur with respect to the audit of the Company Financial Statements by the Company Auditor.

2.33 FDA and Related Matters. The conduct of business by the Company complies, and at all times has substantially complied, in all material respects with the Federal Food, Drug and Cosmetic Act (the “FDCA”) and similar federal, state and foreign laws applicable to the evaluation, testing, manufacturing, distribution, advertising and marketing of each of the Company’s products, in whatever stage of development or commercialization except to the extent that the failure to so comply would not have a Material Adverse Effect. To the knowledge of the Company, as of the date hereof, neither the United States Food and Drug Administration (the “FDA”) nor any comparable regulatory authority or Governmental Entity is considering limiting, suspending or revoking any Permit pursuant to the FDCA and similar federal, state and foreign laws or changing the marketing classification or labeling of the products of the Company. To the knowledge of the Company, there is no false or misleading information or material omission in any product application or other submission by the Company to the FDA or any comparable regulatory authority or governmental agency. The Company has fulfilled and performed in all material respects its obligations under each such Permit, and, as of the date hereof, to the knowledge of the Company, the Company is not in breach or default of any such Permit except to the extent that such breach, default, would not have a Material Adverse Effect. To the knowledge of the Company, any third party that is a manufacturer or contractor for the Company is in compliance in all material respects with all such Permits insofar as they pertain to the manufacture of product components or products for the Company. The Company has not received any Form FDA-483, notice of adverse finding, FDA warning letter, notice of violation or “untitled letter,” notice of FDA action for import detention or refusal, or any other notice from the FDA or other governmental agency alleging or asserting noncompliance with any applicable laws or Permits. The Company is not subject to any obligation arising under an administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter or other notice, response or commitment made to or with the FDA or any comparable regulatory authority or governmental agency. The Company has made all notifications, submissions and reports required by the FDCA or similar federal, state and foreign laws, except to the extent that the failure to make such notifications, submission or reports would not have a Material Adverse Effect.

2.34 Board Action. The Company Board (a) has unanimously determined that the Merger is advisable and in the best interests of the Company’s stockholders and is on terms that are fair to such Company stockholders, (b) adopted this Agreement in accordance with the provisions of the DGCL, and (c) directed that this Agreement and the Merger be submitted to the Company stockholders for their adoption and approval and resolved to recommend that the Company stockholders vote in favor of the adoption of this Agreement and the approval of the Merger and the transactions contemplated hereby.

2.35 Indebtedness. Section 2.35 of the Company’s Disclosure Schedule sets forth the principal amount of all of the outstanding Indebtedness of the Company as of the date of this Agreement.

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2.36 Customers and Suppliers. The Company has made available to the Parent a list of the 10 largest customers (by revenues received) (collectively, “Company Major Customers”) and the 10 largest suppliers (by amounts spent) of the Company for the twelve (12) month period ended December 31, 2025. Since December 31, 2025, and through the date of this Agreement, to the knowledge of the Company, (a) no such Company customer or supplier has given notice in writing or otherwise that it may or will cancel or otherwise terminated its relationship with the Company nor has any Company customer or supplier reduced the volume, whether based on units or dollars, of its purchases from or sales to the Company by more than 10% for any calendar quarter compared to the same quarter for the prior year, and (b) no such Company customer or supplier has given notice in writing or otherwise that it may or will cancel or otherwise terminate its relationship with the Company or reduce its usage of the services of or purchases of products from the Company.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PARENT
AND THE ACQUISITION SUBSIDIARY

The Parent represents and warrants to the Company that the statements contained in this Article III are true and correct, except as set forth in the disclosure schedule provided by the Parent to the Company on the date hereof (the “Parent’s Disclosure Schedules”). The Parent’s Disclosure Schedules shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III; and to the extent that it is clear from the context thereof that such disclosure also applies to any other numbered paragraph contained in this Article III, the disclosures in any numbered paragraph of the Disclosure Schedule shall qualify such other corresponding numbered paragraph in this Article III. For purposes of this Article III, the phrase “to the knowledge of the Parent” or any phrase of similar import shall be deemed to refer to the actual knowledge of any senior officer of the Parent.

3.1 Organization, Qualification and Corporate Power. The Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida, and the Acquisition Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Parent is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have a Parent Material Adverse Effect (as defined below). The Parent has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Parent has furnished or made available to the Company complete and accurate copies of its articles of incorporation and bylaws. Neither the Parent nor the Acquisition Subsidiary is in default under or in violation of any provision of its certificate or articles of incorporation, as amended to date, or its bylaws, as amended to date. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Parent, or (b) the ability of Parent to consummate the transactions contemplated hereby on a timely basis; provided, however, that Parent Material Adverse Effect shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Parent operates; (iii) any changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Company; (vi) any changes in applicable Laws or accounting rules, including GAAP; (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement; (viii) any natural or man-made disaster or acts of God; (ix) any epidemics, pandemics, or disease outbreaks or worsening thereof; or (x) any failure by the Parent to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a Parent Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Parent compared to other participants in the industries in which the Parent operates (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether a Parent Material Adverse Effect has occurred)..

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3.2 Capitalization. As of immediately prior to the Effective Time, but prior to giving effect to the issuance of the Merger Shares, the authorized capital stock of the Parent will consist of 400,000,000 shares of the Parent Common Stock, of which 154,810,655 shares will be issued and outstanding, and 100 shares of Series B preferred stock, par value $1.00 per share, of which 100 shares are outstanding. The Parent Common Stock is currently quoted and trading on the Expert Market of the OTC (the “Expert Market”) and is not subject to any notice of suspension or delisting nor is Parent aware of any facts or circumstances that could cause the Parent Common Stock to be suspended or delisted. All of the issued and outstanding shares of the Parent Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights. Except as contemplated by the Transaction Documentation or as described in Section 3.2 of the Parent’s Disclosure Schedules, there are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Parent is a party or which are binding upon the Parent providing for the issuance or redemption of any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Parent. Except as contemplated by the Transaction Documentation, there are no agreements to which the Parent is a party or by which it is bound with respect to the voting (including without limitation voting trusts or proxies), registration under the Securities Act, or sale or transfer (including without limitation agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or “drag-along” rights) of any securities of the Parent. There are no agreements among other parties, to which the Parent is not a party and by which it is not bound, with respect to the voting (including without limitation voting trusts or proxies) or sale or transfer (including without limitation agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any securities of the Parent. All of the issued and outstanding shares of the Parent Common Stock were issued in compliance with applicable federal and state securities laws. The Merger Shares to be issued at the Closing pursuant to Section 1.5 hereof, when issued and delivered in accordance with the terms hereof and of the Certificate of Merger, shall be duly and validly issued, fully paid and nonassessable and free of all preemptive rights and will be issued in compliance with applicable federal and state securities laws. At the Effective Time, but prior to giving effect to the issuance of the Merger Shares, there will be 154,810,655 shares of the Parent Common Stock issued and outstanding.

3.3 Authorization of Transaction. Each of the Parent and the Acquisition Subsidiary has all requisite power and authority to execute and deliver this Agreement to perform its obligations hereunder and thereunder. The execution and delivery by the Parent and the Acquisition Subsidiary of this Agreement and the agreements contemplated hereby and thereby (collectively, the “Transaction Documentation”), and the consummation by the Parent and the Acquisition Subsidiary of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Parent and the Acquisition Subsidiary, respectively. Each of the documents included in the Transaction Documentation has been duly and validly executed and delivered by the Parent or the Acquisition Subsidiary, as the case may be, and constitutes a valid and binding obligation of the Parent or the Acquisition Subsidiary, as the case may be, enforceable against them in accordance with its terms, except as such enforceability may be limited under applicable bankruptcy, insolvency and similar laws, rules or regulations affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

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3.4 Non-contravention. Subject to the filing of the Certificate of Merger as required by the DGCL, neither the execution and delivery by the Parent or the Acquisition Subsidiary, as the case may be, of this Agreement or the Transaction Documentation, nor the consummation by the Parent or the Acquisition Subsidiary, as the case may be, of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the organizational documents or bylaws of the Parent or the Acquisition Subsidiary, as the case may be, (b) require on the part of the Parent or the Acquisition Subsidiary, as the case may be, any filing with, or permit, authorization, consent or approval of, any Governmental Entity, other than required notification to FINRA, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Parent or the Acquisition Subsidiary, as the case may be, is a party or by which either is bound or to which any of their assets are subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not reasonably be expected to have a Parent Material Adverse Effect and would not reasonably be expected to adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which would not reasonably be expected to have a Parent Material Adverse Effect and would not reasonably be expected to adversely affect the consummation of the transactions contemplated hereby, (d) result in the imposition of any Security Interest upon any assets of the Parent or the Acquisition Subsidiary or (e) violate any Laws applicable to the Parent or the Acquisition Subsidiary or any of their properties or assets.

3.5 Subsidiaries.

(a) Other than as set forth in Section 3.5 of the Parent’s Disclosure Schedule, the Parent has no Subsidiaries other than the Acquisition Subsidiary. The Acquisition Subsidiary is an entity duly organized, validly existing and in corporate and tax good standing under the laws of the jurisdiction of its organization. The Acquisition Subsidiary was formed solely to effectuate the Merger, and has not conducted any business operations since its organization. The Parent has delivered or made available to the Company complete and accurate copies of the charter, bylaws or other organizational documents of the Acquisition Subsidiary. The Acquisition Subsidiary has no assets other than minimal paid-in capital, has no liabilities or other obligations, and is not in default under or in violation of any provision of its charter, bylaws or other organizational documents. All of the issued and outstanding shares of capital stock of the Acquisition Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All shares of the Acquisition Subsidiary are owned by the Parent free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), claims, Security Interests, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Parent or the Acquisition Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of the Parent, the Acquisition Subsidiary (except as contemplated by this Agreement). There are no outstanding stock appreciation, phantom stock or similar rights with respect to the Acquisition Subsidiary. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of the Acquisition Subsidiary.

(b) At all times from August 1, 2023, through the date of this Agreement, the business and operations of the Parent have been conducted exclusively through the Parent.

(c) The Parent does not control directly or indirectly or have any direct or indirect participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association which is not a Subsidiary.

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3.6 SEC Reports.

(a) The Parent has furnished or made available to the Company complete and accurate copies, as amended or supplemented, of its (a) Annual Report on Form 10-K for the fiscal year ended July 31, 2025, as filed with the SEC, which contained audited balance sheets of the Parent as of July 31, 2025 and 2024 and the related statements of operation, changes in shareholders’ equity and cash flows for the years then ended; (b) Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2025 and 2024, and (c) all other reports filed by the Parent under Section 13, subsections (a) or (c) of Section 14, or Section 15(d) of the Exchange Act with the SEC (such reports are collectively referred to herein as the “Parent Reports”). The Parent Reports constitute all of the documents required to be filed or furnished by the Parent with the SEC, including under Section 13 or subsections (a) or (c) of Section 14 of the Exchange Act, through the date of this Agreement. The Parent Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder when filed. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the staff of the SEC with respect to any of the Parent Reports. As of their respective dates, the Parent Reports, including any financial statements, schedules or exhibits included or incorporated by reference therein, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Parent Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC.

(b) Other than as set forth in Section 3.6 of the Parent’s Disclosure Schedules, the Parent and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Parent and its Subsidiaries are being made only in accordance with authorizations of management and the Parent Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Parent’s and its Subsidiaries’ assets that could have a material effect on the Parent’s financial statements.

(c) Other than as set forth in Section 3.6 of the Parent’s Disclosure Schedules, the Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Parent required under the Exchange Act with respect to such reports. The Parent has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to the Parent’s auditors and the audit committee of the Parent Board and on Section 3.6(c) of the Parent’s Disclosure Schedules (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Parent’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Parent’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

(d) Each of the principal executive officer and the principal financial officer of the Parent (or each former principal executive officer and each former principal financial officer of the Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”) with respect to the Parent Reports, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Parent nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Parent or any of its Subsidiaries. The Parent is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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3.7 Compliance with Laws. From August 1, 2023 through the date hereof, each of the Parent and its Subsidiaries:

(a) and the conduct and operations of their respective businesses, are in compliance with each Law applicable to the Parent, any Parent Subsidiary or any of their properties or assets, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect except for late filings of reports required by the Exchange Act;

(b) has complied with all federal and state securities laws and regulations, including being current in all of its reporting obligations under such federal and state securities laws and regulations;

(c) has not, and the past and present officers, directors and Affiliates of the Parent have not, been the subject of, nor does any officer or director of the Parent have any reason to believe that the Parent or any of its officers, directors or Affiliates will be the subject of, any civil or criminal proceeding or investigation by any federal or state agency alleging a violation of securities laws;

(d) has not been the subject of any voluntary or involuntary bankruptcy proceeding, nor has it been a party to any material litigation;

(e) has not, and the past and present officers, directors and Affiliates have not, been the subject of, nor does any officer or director of the Parent have any reason to believe that the Parent or any of its officers, directors or Affiliates will be the subject of, any civil, criminal or administrative investigation or proceeding brought by any federal or state agency having regulatory authority over such entity or person to the extent that such investigation or proceeding relates to the Parent or any Subsidiary.;

(f) does not and will not on the Closing, have any liabilities, contingent or otherwise, including but not limited to notes payable and accounts payable, and is not a party to any executory agreements; and

(g) is not a “blank check company” as such term is defined by Rule 419 of the Securities Act.

3.8 Financial Statements. The audited financial statements and unaudited interim financial statements of the Parent included in the Parent Reports (collectively, the “Parent Financial Statements”) (i) complied as to form in all material respects with applicable accounting requirements and, as appropriate, the published rules and regulations of the SEC with respect thereto when filed, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto, and in the case of quarterly financial statements, as permitted by Form 10-Q under the Exchange Act), (iii) fairly present in all material respects the financial condition, results of operations and cash flows of the Parent as of the respective dates thereof and for the periods referred to therein, and (iv) are consistent in all material respects with the books and records of the Parent.

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3.9 Absence of Certain Changes. Since the date of the balance sheet contained in the most recent Parent Report, (a) there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Parent Material Adverse Effect and (b) neither the Parent nor the Acquisition Subsidiary has taken any of the actions set forth in paragraphs (a) through (m) of Section 4.6.

3.10 Undisclosed Liabilities. Except as set forth in Section 3.10 of the Parent’s Disclosure Schedules, none of the Parent and its Subsidiaries has any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the balance sheet contained in the most recent Parent Report, (b) liabilities which have arisen since the date of the balance sheet contained in the most recent Parent Report in the Ordinary Course of Business which do not exceed $50,000 in the aggregate and (c) contractual and other liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet, and liabilities related to this Agreement and related transactions.

3.11 Off-Balance Sheet Arrangements. Neither the Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Parent and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Parent or any of its Subsidiaries in the Parent’s or such Subsidiary’s published financial statements or other Parent Reports.

3.12 Tax Matters.

(a) Each of the Parent and its Subsidiaries has filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were complete and accurate in all material respects. Neither the Parent nor any of its Subsidiaries is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which only the Parent and its Subsidiaries are or were members. Each of the Parent and its Subsidiaries has paid on a timely basis all Taxes that were due and payable. The unpaid Taxes of the Parent and its Subsidiaries for tax periods through the date of the balance sheet contained in the most recent Parent Report do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on such balance sheet. Neither the Parent nor any of its Subsidiaries has any actual or potential liability for any Tax obligation of any taxpayer (including without limitation any affiliated group of corporations or other entities that included the Parent or any of its Subsidiaries during a prior period) other than the Parent and its Subsidiaries. All Taxes that the Parent or any of its Subsidiaries is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity.

(b) The Parent has delivered or made available to the Company complete and accurate copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Parent or any of its Subsidiaries since 2020. No examination or audit of any Tax Return of the Parent or any of its Subsidiaries by any Governmental Entity is currently in progress or, to the knowledge of the Parent, threatened or contemplated. Neither the Parent nor any of its Subsidiaries has been informed by any jurisdiction that the jurisdiction believes that the Parent or its Subsidiaries was required to file any Tax Return that was not filed. Neither the Parent nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.

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(c) Neither the Parent nor any of its Subsidiaries: (i) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code; (ii) has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that may be treated as an “excess parachute payment” under Section 280G of the Code; (iii) has any actual or potential liability for any Taxes of any person (other than the Parent and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local or foreign law), or as a transferee or successor, by contract or otherwise; or (iv) is or has been required to make a basis reduction pursuant to Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b).

(d) None of the assets of the Parent or any of its Subsidiaries: (i) is property that is required to be treated as being owned by any other person pursuant to the provisions of former Section 168(f)(8) of the Code; (ii) is “tax-exempt use property” within the meaning of Section 168(h) of the Code; or (iii) directly or indirectly secures any debt the interest of which is tax exempt under Section 103(a) of the Code.

(e) Neither the Parent nor any of its Subsidiaries has undergone a change in its method of accounting resulting in an adjustment to its taxable income pursuant to Section 481 of the Code.

(f) No state or federal “net operating loss” of the Parent determined as of the Closing Date is subject to limitation on its use pursuant to Section 382 of the Code or comparable provisions of state law as a result of any “ownership change” within the meaning of Section 382(g) of the Code or comparable provisions of any state law occurring prior to the Closing Date.

3.13 Assets. Neither the Parent nor the Acquisition Subsidiary conduct any business or owns or leases or any tangible assets. No asset of the Parent or the Acquisition Subsidiary (tangible or intangible) is subject to any Security Interest.

3.14 Owned Real Property. Neither the Parent nor any of its Subsidiaries owns any real property.

3.15 Real Property Leases. Neither the Parent nor any Subsidiary is a part to any real property leases.

3.16 Contracts

(a) Section 3.16 of the Parent’s Disclosure Schedule lists all of the agreements (written or oral) to which the Parent or any of its Subsidiaries is a party as of the date of this Agreement, including without limitation:

(i) any agreement (or group of related agreements) for the lease of personal property from or to third parties;

(ii) any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services;

(iii) any agreement establishing a partnership or joint venture;

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(iv) any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

(v) any agreement that purports to limit in any material respect the right of the Parent to engage in any line of business, or to compete with any person or operate in any geographical location;

(vi) any employment or consulting agreement;

(vii) any agreement involving any current or former officer, director or stockholder of the Parent or any Affiliate thereof;

(viii) any agreement under which the consequences of a default or termination would reasonably be expected to have a Parent Material Adverse Effect;

(ix) any agreement which contains any provisions requiring the Parent or any of its Subsidiaries to indemnify any other party thereto (excluding indemnities contained in agreements for the purchase, sale or license of products entered into in the Ordinary Course of Business);

(x) any agreement, other than as contemplated by this Agreement, relating to the sales of securities of the Parent or any of its Subsidiaries to which the Parent or such Subsidiary is a party.

(b) The Parent has delivered or made available to the Company a complete and accurate copy of each agreement listed in Section 3.16 of the Parent’s Disclosure Schedule. With respect to each agreement so listed: (i) the agreement is legal, valid, binding and enforceable and in full force and effect; (ii) the agreement will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; and (iii) neither the Parent nor any of its Subsidiaries nor, to the knowledge of the Parent, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of the Parent, is threatened, which, after the giving of notice, with lapse of time or otherwise, would constitute a breach or default by the Parent or any of its Subsidiaries or, to the knowledge of the Parent, any other party under such contract.

3.17 Accounts Receivable. The Parent and its Subsidiaries have no accounts receivables.

3.18 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Parent or any of its Subsidiaries.

3.19 Insurance. Section 3.19 of the Parent’s Disclosure Schedules lists each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Parent or any of its Subsidiaries is a party. Such insurance policies are of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of the Parent and its Subsidiaries. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, neither the Parent nor any of its Subsidiaries may be liable for retroactive premiums or similar payments, and the Parent and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. The Parent has no knowledge of any threatened termination of, or material premium increase with respect to, any such policy. Each such policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

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3.20 Warranties. Since May 3, 2019, the Parent has not sold any services or products.

3.21 Litigation. As of the date of this Agreement, there is no Legal Proceeding which is pending or, to the Parent’s knowledge, threatened against the Parent or any Subsidiary of the Parent which, if determined adversely to the Parent or such Subsidiary, could have, individually or in the aggregate, a Parent Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. For purposes of this Section 3.10, any such pending or threatened Legal Proceedings where the amount at issue exceeds or could reasonably be expected to exceed the lesser of $50,000 per Legal Proceeding or $250,000 in the aggregate shall be considered to possibly result in a Parent Material Adverse Effect hereunder.

3.22 Employees.

(a) The Parent and the Parent Subsidiaries currently have no employees, and have not have not had any employees since 2019.

(b) Neither the Parent nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, nor have any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. The Parent has no knowledge of any organizational effort made or threatened, either currently or since the date of organization of the Parent, by or on behalf of any labor union with respect to employees of the Parent or any of its Subsidiaries.

3.23 Employee Benefits. Neither the Parent nor any of its Subsidiaries or ERISA Affiliates maintains, sponsors or contributes to or in the past has maintained, sponsored or contributed to any Employee Benefit Plan or multiemployer plan (as defined in Section 4001(a)(3) of ERISA).

3.24 Environmental Matters.

(a) Each of the Parent and its Subsidiaries has complied with all applicable Environmental Laws, except for violations of Environmental Laws that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. There is no pending or, to the knowledge of the Parent, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving the Parent or any of its Subsidiaries, except for litigation, notices of violations, formal administrative proceedings or investigations, inquiries or information requests that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Set forth in Section 3.24(b) of the Parent’s Disclosure Schedules is a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by the Parent or any of its Subsidiaries (whether conducted by or on behalf of the Parent or its Subsidiaries or a third party, and whether done at the initiative of the Parent or any of its Subsidiaries or directed by a Governmental Entity or other third party) which were issued or conducted during the past five years and which the Parent has possession of or access to. A complete and accurate copy of each such document has been provided to the Company.

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(c) The Parent is not aware of any material environmental liability of any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Parent or any of its Subsidiaries.

3.25 Permits. Section 3.25 of the Parent’s Disclosure Schedules sets forth a list of all authorizations, approvals, clearances, permits, licenses, registrations, certificates, orders, approvals or exemptions from any Governmental Entity (including without limitation those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property) (“Parent Permits”) issued to or held by the Parent or any of its Subsidiaries. Such listed permits are the only Parent Permits that are required for the Parent and any of its Subsidiaries to conduct their respective businesses as presently conducted except for those the absence of which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each such Parent Permit is in full force and effect and, to the knowledge of the Parent, no suspension or cancellation of such Parent Permit is threatened and there is no basis for believing that such Parent Permit will not be renewable upon expiration. Each such Parent Permit will continue in full force and effect immediately following the Closing.

3.26 Certain Business Relationships with Affiliates. No Affiliate of the Parent or of any of its Subsidiaries (a) owns any property or right, tangible or intangible, which is used in the business of the Parent or any of its Subsidiaries, and except as disclosed on Section 3.26 of the Parent’s Disclosure Schedules (b) has any claim or cause of action against the Parent or any of its Subsidiaries, or (c) owes any money to, or is owed any money by, the Parent or any of its Subsidiaries. Section 3.26 of the Parent’s Disclosure Schedules describes any transactions involving the receipt or payment in excess of $120,000 in any fiscal year between the Parent or any of its Subsidiaries and any Affiliate thereof which have occurred or existed since the beginning of the time period covered by the Parent Financial Statements.

3.27 Tax-Free Reorganization.

(a) The Merger will be consummated in compliance with the material terms of this Agreement and none of the material terms and conditions in this Agreement will be waived or modified by the Parent or the Acquisition Subsidiary.

(b) The Conversion Ratio was negotiated through arm’s length bargaining and, accordingly, the fair market value of the Parent Common Stock to be received by the Company Stockholders in the Merger will be approximately equal to the fair market value of the Company Common Stock surrendered by such the Company Stockholders in the Merger.

(c) Other than as set forth on Schedule 3.27 of the Parent’s Disclosure Schedule, neither the Parent nor any “related person” with respect to the Parent within the meaning of Treasury Regulation section 1.368-1(e)(4): (i) has purchased or will purchase any Company Common Stock with consideration other than the Parent Common Stock or has furnished cash or other property directly or indirectly in connection with redemptions of Company Common Stock or distributions by the Company to the Company Stockholders, in connection with or in contemplation of the Merger, or (ii) has any present plan or intention to reacquire any of the Merger Shares.

(d) Each of the Parent and the Acquisition Subsidiary will pay its respective expenses incurred in connection with the Merger and neither the Parent nor the Acquisition Subsidiary will pay any of the expenses of the Company Stockholders incurred in connection with the Merger.

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(e) There is no inter-corporate indebtedness existing between the Parent and the Company or between the Acquisition Subsidiary and the Company that was issued, acquired or will be settled at a discount.

(f) Neither the Parent nor the Acquisition Subsidiary is or will be under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(2)(F)(iii) and (iv) of the Code.

(g) On the date of the Merger, the fair market value of the assets of the Company will exceed the sum of its liabilities (including any liabilities to which such assets are subject).

(h) None of the compensation received by any stockholder-employee of the Company pursuant to any employment, consulting or similar agreement is or will be separate consideration for, or allocable to, any of his or her Company Common Stock. None of the Merger Shares received by any stockholder-employee of the Company pursuant to the Merger (other than any such shares received in connection with the termination in the Merger of certain stock options to purchase the Company Common Stock) are or will be separate consideration for, or allocable to, any such employment, consulting or similar arrangement. The compensation paid to any stockholder-employee of the Company pursuant to such employment, consulting or similar agreement is or will be for service actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for such services.

(i) The Parent (i) is not an “investment company” as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code; (ii) has no present plan or intention to liquidate the Surviving Corporation or to merge the Surviving Corporation with or into any other corporation or entity, or to sell or otherwise dispose of the stock of the Surviving Corporation which the Parent will acquire in the Merger, or to cause the Surviving Corporation to sell or otherwise dispose of its assets, all except in the ordinary course of business or if such liquidation, merger or disposition is described in Section 368(a)(2)(C) or Treasury Regulation Section 1.368-2(d)(4) or Section 1.368-2(k); and (iii) has no present plan or intention, following the Merger, to issue any additional shares of stock of the Surviving Corporation or to create any new class of stock of the Surviving Corporation.

(j) The Acquisition Subsidiary is a wholly-owned subsidiary of the Parent, formed solely for the purpose of engaging in the Merger, and will carry on no business prior to the Merger.

(k) Immediately prior to the Merger, the Parent will be in control of Acquisition Subsidiary within the meaning of Section 368(c) of the Code.

(l) Immediately following the Merger, the Surviving Corporation will hold at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by the Company immediately prior to the Merger (for purposes of this representation, amounts used by the Company to pay reorganization expenses, if any, will be included as assets of the Company held immediately prior to the Merger).

(m) The Acquisition Subsidiary will have no liabilities assumed by the Surviving Corporation and will not transfer to the Surviving Corporation any assets subject to liabilities in the Merger.

(n) Following the Merger, the Surviving Corporation will continue the Company’s historic business or use a significant portion of the Company’s historic business assets in a business as required by Section 368 of the Code and the Treasury Regulations promulgated thereunder.

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3.28 Brokers’ Fees. Other than as set forth in Section 3.28 of the Parent’s Disclosure Schedules, neither the Parent nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

3.29 Disclosure. No representation or warranty by the Parent or the Acquisition Subsidiary contained in this Agreement, and no statement contained in the any document, certificate or other instrument delivered or to be delivered by or on behalf of the Parent or the Acquisition Subsidiary pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading. The Parent has disclosed to the Company all material information relating to the Parent or any of its Subsidiaries or the transactions contemplated by this Agreement.

3.30 Interested Party Transactions. To the knowledge of the Parent, no officer, director or stockholder of the Parent or any “affiliate” (as such term is defined in Rule 12b-2 under the Exchange Act) or “associate” (as such term is defined in Rule 405 under the Securities Act) of any such person currently has or has had, either directly or indirectly, (a) an interest in any person that (i) furnishes or sells services or products that are furnished or sold or are proposed to be furnished or sold by the Parent or any of its Subsidiaries or (ii) purchases from or sells or furnishes to the Parent or any of its Subsidiaries any goods or services, or (b) a beneficial interest in any contract or agreement to which the Parent or any of its Subsidiaries is a party or by which it may be bound or affected. Neither the Parent nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Parent or any of its Subsidiaries.

3.31 Indebtedness. Section 3.31 of the Parent’s Disclosure Schedule sets forth the principal amount of all of the outstanding Indebtedness of the Parent as of the date of this Agreement.

3.32 Accountants. Weinberg & Company, P.A. (the “Parent Auditor”) is and has been throughout the periods covered by the financial statements of the Parent for the most recently completed fiscal year and through the date hereof (a) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), (b) “independent” with respect to the Parent within the meaning of Regulation S-X and (c) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board. Schedule 3.32 of the Parent’s Disclosure Schedules lists all non-audit services performed by Parent Auditor for the Parent and/or any of its Subsidiaries. Except as set forth on Section 3.32 of the Parent’s Disclosure Schedules, the report of the Parent Auditor on the financial statements of the Parent for the past fiscal year did not contain an adverse opinion or a disclaimer of opinion, or was qualified as to uncertainty, audit scope, or accounting principles, although it did express uncertainty as to the Parent’s ability to continue as a going concern. During the Parent’s most recent fiscal year and the subsequent interim periods, there were no disagreements with the Parent Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. None of the reportable events listed in Item 304(a)(1)(iv) or (v) of Regulation S-K occurred with respect to the Parent Auditor.

3.33 Minute Books. The minute books and other similar records of the Parent and each of its Subsidiaries contain, in all material respects, complete and accurate records of all actions taken at any meetings of directors (or committees thereof) and stockholders or actions by written consent in lieu of the holding of any such meetings since the time of organization of each such corporation through the date of this Agreement. The Parent has provided true and complete copies of all such minute books and other similar records to the Company’s representatives.

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3.34 Board Action. The Parent Board (a) has unanimously determined that the Merger is advisable and in the best interests of the Parent’s stockholders and is on terms that are fair to such Parent stockholders, (b) has caused the Parent, in its capacity as the sole stockholder of the Acquisition Subsidiary, and the Board of Directors of the Acquisition Subsidiary, to approve the Merger and this Agreement by unanimous written consent, (c) adopted this Agreement in accordance with the provisions of the DGCL, and (d) such Parent stockholder approval required for the Uplisting to a national stock exchange.

ARTICLE IV
COVENANTS

4.1 Closing Efforts. Each of the Parties shall use its best efforts, to the extent commercially reasonable in light of the circumstances (“Reasonable Best Efforts”), to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including without limitation using its Reasonable Best Efforts to ensure that (i) its representations and warranties remain true and correct in all material respects through the Closing Date and (ii) the conditions to the obligations of the other Parties to consummate the Merger are satisfied. Notwithstanding the foregoing, in no event shall either Party be required to spend a significant amount of money to satisfy the Reasonable Best Efforts Requirement.

4.2 Governmental and Third-Party Notices and Consents.

(a) Each Party shall use its Reasonable Best Efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such Party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable Laws in connection with the consummation of the transactions contemplated by this Agreement.

(b) The Company shall use its Reasonable Best Efforts to obtain, at its expense, all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are required to be listed in Section 2.4 of the Company’s Disclosure Schedule.

(c) The Parent shall use its Reasonable Best Efforts to obtain, at its expense, all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are required to be listed in Section 3.25 of the Parent’s Disclosure Schedules.

4.3 Super 8-K. The Company will prepare, with input from the Parent, a Current Report on Form 8-K relating to this Agreement and the transactions contemplated hereby, which will include the “Form 10 information” required by Items 2.01(f) and 5.01(a)(8) of Form 8-K and the financial statements required thereby (the “Super 8-K”), and the Post-Merger Parent will file the Super 8-K with the SEC within four (4) Business Days after the Closing Date.

4.4 Operation of Company Business. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time (the “Pre-Closing Period”), the Company shall conduct its operations in the Ordinary Course of Business and in material compliance with all Laws applicable to the Company or any of its properties or assets and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, prior to the Effective Time, the Company shall not without the written consent of the Parent (which shall not be unreasonably withheld or delayed) and except as contemplated by this Agreement:

(a) Except as contemplated by this Agreement, issue or sell, or redeem or repurchase, any stock or other securities of the Company or any warrants, options or other rights to acquire any such stock or other securities (except pursuant to the conversion or exercise of outstanding convertible securities or the Company Options or the Company Warrants outstanding on the date hereof), or amend any of the terms of (including without limitation the vesting of) any such convertible securities or options or warrants;

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(b) except as contemplated by this Agreement split, combine or reclassify any shares of its capital stock, or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(c) create, incur or assume any indebtedness for borrowed money (excluding obligations in respect of capital leases) except in the Ordinary Course of Business or in connection with the transactions contemplated by this Agreement; assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity; or make any loans, advances or capital contributions to, or investments in, any other person or entity;

(d) enter into, adopt or amend any Employee Benefit Plan or any employment or severance agreement or arrangement or (except for normal increases in the Ordinary Course of Business for employees who are not Affiliates) increase in any manner the compensation or fringe benefits of, or materially modify the employment terms of, its directors, officers or employees, generally or individually, or pay any bonus or other benefit to its directors, officers or employees;

(e) acquire, sell, lease, license or dispose of any assets or property (including without limitation any shares or other equity interests in or securities of any corporation, partnership, association or other business organization or division thereof), other than purchases and sales of assets in the Ordinary Course of Business;

(f) mortgage or pledge any of its property or assets (including without limitation any shares or other equity interests in or securities of any corporation, partnership, association or other business organization or division thereof), or subject any such property or assets to any Security Interest;

(g) discharge or satisfy any Security Interest or pay any obligation or liability other than in the Ordinary Course of Business;

(h) amend its charter, by-laws or other organizational documents;

(i) change in any material respect its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP;

(j) enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any material contract or agreement;

(k) institute or settle any Legal Proceeding;

(l) take any action or fail to take any action permitted by this Agreement with the knowledge that such action or failure to take action would result in (i) any of the representations and warranties of the Company set forth in this Agreement becoming untrue in any material respect or (ii) any of the conditions to the Merger set forth in Article V not being satisfied; or

(m) agree in writing or otherwise to take any of the foregoing actions.

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4.5 Access to Company Information.

(a) The Company shall permit representatives of the Parent to have full access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company) to all premises, properties, financial and accounting records, contracts, other records and documents, and personnel, of or pertaining to the Company.

(b) The Parent and each of its Subsidiaries (i) shall treat and hold as confidential any Company Confidential Information (as defined below), (ii) shall not use any of the Company Confidential Information except in connection with this Agreement, and (iii) if this Agreement is terminated for any reason whatsoever, shall return to the Company all tangible embodiments (and all copies) thereof which are in its possession. For purposes of this Agreement, “Company Confidential Information” means any information of the Company that is furnished to the Parent or any of its Subsidiaries by the Company in connection with this Agreement; provided, however, that it shall not include any information (A) which, at the time of disclosure, is available publicly other than as a result of non-permitted disclosure by the Parent, any of its Subsidiaries or their respective directors, officers, or employees, (B) which, after disclosure, becomes available publicly through no fault of the Parent, any of its Subsidiaries or their respective directors, officers, or employees, (C) which the Parent or any of its Subsidiaries knew or to which the Parent or any of its Subsidiaries had access prior to disclosure, provided that the source of such information is not known by the Parent or any of its Subsidiaries to be bound by a confidentiality obligation to the Company, or (D) which the Parent or any of its Subsidiaries rightfully obtains from a source other than the Company, provided that the source of such information is not known by the Parent or any of its Subsidiaries to be bound by a confidentiality obligation to the Company.

4.6 Operation of the Parent Business. Except as contemplated by this Agreement, during the period from the date of this Agreement to the earlier of Effective Time and the Termination Date, if any, the Parent shall (and shall cause each of its Subsidiaries to) not conduct any business and act in material compliance with all Laws applicable to the Parent, any Parent Subsidiary or any of their properties or assets and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact its current business organization, keep available the services of its current officers to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, prior to the Effective Time, the Parent shall not (and shall cause each of its Subsidiaries not to), without the written consent of the Company:

(a) Other than in connection with the Public Offering, issue or sell, or redeem or repurchase, any stock or other securities of the Parent or any rights, warrants or options to acquire any such stock or other securities, except as contemplated by, and in connection with, the Merger;

(b) split, combine or reclassify any shares of its capital stock; declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock; provided, however, the Parent shall be entitled to effect a reverse stock split with the consent of the Company (the “Reverse Stock Split”);

(c) create, incur or assume any indebtedness (including obligations in respect of capital leases); assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity; or make any loans, advances or capital contributions to, or investments in, any other person or entity provided that the Parent may restructure its current notes payable to make them convertible into the Parent Common Stock immediately following the consummation of the Public Offering;

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(d) enter into, adopt or amend any benefit plan or any employment or severance agreement or arrangement or increase in any manner the compensation or fringe benefits of, or materially modify the employment terms of, its directors, officers or employees, generally or individually, or pay any bonus or other benefit to its directors, officers or employees, except the adoption of the Parent Equity Plan and entry into the Executive Employment Agreements (as defined below);

(e) acquire, sell, lease, license or dispose of any assets or property (including without limitation any shares or other equity interests in or securities of any Subsidiary of the Parent or any corporation, partnership, association or other business organization or division thereof);

(f) mortgage or pledge any of its property or assets or subject any such property or assets to any Security Interest;

(g) discharge or satisfy any Security Interest or pay any obligation or liability other than in the Ordinary Course of Business;

(h) amend its charter, by-laws or other organizational documents (except as contemplated hereby);

(i) change in any material respect its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP;

(j) enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any contract or agreement;

(k) institute or settle any Legal Proceeding;

(l) take any action or fail to take any action permitted by this Agreement with the knowledge that such action or failure to take action would result in (i) any of the representations and warranties of the Parent and/or the Acquisition Subsidiary set forth in this Agreement becoming untrue in any material respect or (ii) any of the conditions to the Merger set forth in Article V not being satisfied; or

(m) agree in writing or otherwise to take any of the foregoing actions.

4.7 Access to Parent Information.

(a) The Parent shall (and shall cause the Acquisition Subsidiary to) permit representatives of the Company to have full access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Parent and the Acquisition Subsidiary) to all premises, properties, financial and accounting records, contracts, other records and documents, and personnel of or pertaining to the Parent and the Acquisition Subsidiary.

(b) The Company (i) shall treat and hold as confidential any Parent Confidential Information (as defined below), (ii) shall not use any of the Parent Confidential Information except in connection with this Agreement, and (iii) if this Agreement is terminated for any reason whatsoever, shall return to the Parent all tangible embodiments (and all copies) thereof which are in its possession. For purposes of this Agreement, “Parent Confidential Information” means any information of the Parent or any Parent Subsidiary that is furnished to the Company by the Parent or its Subsidiaries in connection with this Agreement; provided, however, that it shall not include any information (A) which, at the time of disclosure, is available publicly other than as a result of non-permitted disclosure by the Company or its respective directors, officers, or employees, (B) which, after disclosure, becomes available publicly through no fault of the Company or their respective directors, officers, or employees, (C) which the Company knew or to which the Company had access prior to disclosure, provided that the source of such information is not known by the Company to be bound by a confidentiality obligation to the Parent or any Subsidiary of the Parent or (D) which the Company rightfully obtains from a source other than the Parent or a Subsidiary of the Parent, provided that the source of such information is not known by the Company to be bound by a confidentiality obligation to the Parent or any Subsidiary of the Parent.

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4.8 Expenses. Each of the Parent and the Company will pay its respective expenses incurred in connection with the Merger Agreement and the Merger and for its company maintenance and operations during the Pre-Closing Period (including reasonable legal fees, accounting fees, etc.). The Company will pay all expenses incurred specifically in connection with the Public Offering and Uplisting (including the Nasdaq listing fee, SEC registration fee, Edgar filing fees, and FINRA filing fee).

4.9 D&O Insurance. Prior to the Closing, the Company will procure a commercially reasonable D&O and “tail” insurance policy that is acceptable to the Parent and its officers and directors (the “D&O Tail Policy”) with respect to liability insurance for the pre-Closing officers and directors of the Parent (acting in their respective capacities as such) in connection with liabilities arising during, or occurring or attributable to, the period at or prior to the Closing (including, without limitation, in connection with the Public Offering), in each case, with a claims period of at least six (6) years after the Closing Date.

4.10 Quotation of Merger Shares and Uplisting. The Parent and the Company shall take whatever steps are necessary to cause the Parent Common Stock including the Merger Shares to be eligible for quotation on any national securities exchange operated by the Nasdaq Stock Market LLC or the New York Stock Exchange.

4.11 Name, Trading Symbol and Fiscal Year Change. The Parent shall take all necessary steps to enable it to change its corporate name and stock trading symbol to such name and stock trading symbol as are agreeable to the Company as of the Effective Time, if the Parent has not already done so prior to the Effective Time. The Parent shall change its fiscal year end to December 31 on or promptly after the Effective Date, if so requested by the Company.

4.12 Parent Board; Amendment of Charter Documents. The Parent shall take such actions as are necessary (a) to authorize the Parent Board to reconstitute to comply with the initial listing requirements of Nasdaq, the NYSE, the NYSE American, or other national securities exchange, and (b) to amend its articles of incorporation and bylaws in a manner satisfactory to the Company.

4.13 The Parent Equity Plan; Employment Agreements. Prior to or as of the Effective Time, (a) the Parent Board and stockholders of the Parent shall adopt the Parent Equity Plan in form and substance acceptable to the Company (“Parent Equity Plan”) reserving for issuance such number of shares of the Parent Common Stock as are sufficient for equity awards to be made thereunder and (b) the Parent shall assume any employment agreements with each member of the Company’s senior management in the form and substance acceptable to the Parties and such individuals (the “Executive Employment Agreements”).

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4.14 Information Provided to Stockholders. The Company shall prepare, with the cooperation of the Parent, information to be sent to the holders of shares of the Company Common Stock in connection with receiving their approval of the Merger, this Agreement and related transactions, and the Parent shall prepare, with the cooperation of the Company, information to be sent to the holders of shares of the Parent Common Stock in connection with receiving their approval of the Merger, this Agreement and related transactions. The Parent and the Company shall each use Reasonable Best Efforts to cause information provided to such party’s stockholders to comply with applicable federal and state securities laws requirements. Each of the Parent and the Company agrees to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the information sent, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the information to be sent to the stockholders of each party. The Company will promptly advise the Parent, and the Parent will promptly advise the Company, in writing if at any time prior to the Effective Time either the Company or the Parent shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the information sent in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable Law. The information sent by the Company shall contain the recommendation of the Company Board that the holders of shares of Company Common Stock approve the Merger and this Agreement and the conclusion of the Company Board that the terms and conditions of the Merger are advisable and fair and in the best interests of the Company and such holders. The information sent by the Parent shall contain the recommendation of the Parent Board that the holders of shares of the Parent Common Stock approve such matters that are required to be approved by the Parent stockholders in connection with the Uplisting. Anything to the contrary contained herein notwithstanding, neither the Company nor the Parent shall include in the information sent to its stockholders any information with respect to the other party or its affiliates or associates, the form and content of which information shall not have been approved by such party in its reasonable discretion prior to such inclusion.

4.15 No Registration. Except as otherwise set forth herein, during the Pre-Closing Period the Parent (a) shall not register, nor shall it take any action to facilitate registration of, under the Securities Act, any shares of the Parent Common Stock., and (b) shall use its Reasonable Best Efforts to cancel any agreements, understandings or undertakings to register securities under the federal securities laws, which agreements, understandings or undertakings might otherwise survive the Closing. For avoidance of doubt, the Parent and Post-Merger Parent (as applicable) may register (a) the Merger Shares under the Form S-4 Registration Statement and Resale Registration Statement (as further set forth in Sections 4.17 and 4.18 below, respectively), and (b) any securities of the Parent offered in connection with the Public Offering (as further set forth in Section 4.16 below).

4.16 Underwritten Public Offering and Uplisting. The Parent and the Company shall each use its Reasonable Best Efforts to consummate for the Post-Merger Parent (a) an underwriting public offering of $40.0 million (the “Public Offering”) and (b) a corresponding uplisting to Nasdaq, the NYSE, the NYSE American, or other national securities exchange (the “Uplisting”). For the avoidance of doubt, the Company will prepare, with input from the Parent, any Registration Statement, listing application for Nasdaq, the NYSE, the NYSE American, or other national securities exchange, and other documentation related to the Public Offering and Uplisting.

4.17 Form S-4 Registration Statement. As soon as practicable after the signing of this Agreement, the Company will prepare, with input from the Parent, and the Parent will file a Registration Statement on Form S-4 (the “Form S-4 Registration Statement”) with the SEC to register the Merger Shares (other than any Merger Shares that are not permitted to be registered on Form S-4 pursuant to applicable Law) and provide the Parent’s stockholders with necessary details to vote on the Merger, and each of the Parties shall use its Reasonable Best Efforts to have such Form S-4 Registration Statement declared effective as soon as practicable after the filing thereof.

4.18 Resale Registration Statement. Within sixty (60) days after the Effective Time, the Post-Merger Parent shall prepare and file a Registration Statement on Form S-1, or a Registration Statement on Form S-3, if the Post-Merger Parent is then eligible to use a Form S-3 (in either case, a “Resale Registration Statement”), with the SEC to register the resale of all the Merger Shares that were not issued pursuant to the Form S-4 Registration Statement or are held by affiliates of the Post-Merger Parent, and the Post-Merger Parent shall use Reasonable Best Efforts to have such Resale Registration Statement declared effective as soon as practicable after the filing thereof.

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4.19 Parent Exchange Act Reports. So long as any Merger Shares remain outstanding, Parent shall timely file all Exchange Act reports and take actions reasonably requested by holders of Merger Shares to enable resales under Rule 144.

4.20 No Shop. From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, (a) neither Party shall, nor permit any of their Affiliates, directors, officers or employees to, and shall use commercially reasonable efforts to cause their Representatives not to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, recapitalization, purchase or disposition of any material amount of the assets of such Party or any material amount of the capital stock or other ownership interests of such (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of such Party in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing, and (b) each Party will notify the other Party orally and in writing promptly (but in no event later than one (1) Business Day) after receipt by such Party, or any of the Representatives thereof, of any proposal or offer from any Person to effect an Acquisition Transaction or any request for non-public information relating to such Party or for access to the properties, books or records of such Party by any Person in connection with an Acquisition Transaction.

4.21 Parent Series B Preferred Stock. Prior to the Effective Time, the Parties will address the treatment of the Parent’s Series B Preferred Stock to the mutual satisfaction of the Parties.

ARTICLE V
CONDITIONS TO CONSUMMATION OF MERGER

5.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the Merger are subject to the satisfaction of the following conditions:

(a) each Party shall have completed its due diligence in a manner satisfactory to such Party;

(b) the Reverse Stock Split shall have been approved by the Parent’s stockholders and FINRA and shall have become effective;

(c) the Form S-4 Registration Statement shall have been declared effective by the SEC;

(d) the Uplisting shall have been approved by Nasdaq, the NYSE, the NYSE American, Capital Market, or other applicable national securities exchange on which the Parties have applied for listing of the Post-Merger Parent;

(e) the Public Offering shall be ready for consummation immediately prior to or at the Effective Time;

(f) Simultaneously with the Effective Time, approximately $500,000 (plus accrued interest) of the Parent’s outstanding indebtedness owed to Dr. Phillip Frost or an Affiliate of Dr. Frost (which includes $150,000 owed to Dr. Jane Hsiao) shall have been converted into shares of Parent Common Stock at a conversion price equal to Fair Market Value, with the any shares issued in connection with such conversion to be included in the Parent Stockholders’ 4.5% equity ownership in the Parent as of the Effective Time; and,

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(g) Immediately following the Effective Time, the remaining approximately $300,000 (plus accrued interest) of indebtedness owed to Dr. Frost or his Affiliate shall have been repaid.

5.2 Conditions to the Obligations of the Parent and the Acquisition Subsidiary. The obligation of each of the Parent and the Acquisition Subsidiary to consummate the Merger is subject to the satisfaction (or waiver by the Parent) of the following additional conditions:

(a) the Company shall have obtained (and shall have provided copies thereof to the Parent) the written consents of (i) all of the members of its Board of Directors, (ii) the Company Stockholders holding shares of the Company Common Stock representing a majority of the voting power outstanding shares of the Company Common Stock and Company Preferred Stock entitled to vote on this Agreement and the Merger, to approve the execution, delivery and performance by the Company of this Agreement and the other Transaction Documentation to which it is a Party, in form and substance satisfactory to the Parent;

(b) the number of Dissenting Shares shall not exceed 10% of the voting power of outstanding shares of the Company Common Stock and preferred stock as of the Effective Time;

(c) the Company shall have obtained (and shall have provided copies thereof to the Parent) all other waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, referred to in Section 4.2 which are required on the part of the Company, except such waivers, permits, consents, approvals or other authorizations the failure of which to obtain or effect does not, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement;

(d) the representations and warranties of the Company set forth in this Agreement (when read without regard to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct as of the date of this Agreement and shall be true and correct as of the Effective Time as though made as of the Effective Time (provided, however, that to the extent such representation and warranty expressly relates to an earlier date, such representation and warranty shall be true and correct as of such earlier date), except for any untrue or incorrect representations and warranties that, individually or in the aggregate, do not would reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement;

(e) the Company shall have performed or complied with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time, except for such non-performance or non-compliance as would not reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement;

(f) no Legal Proceeding shall be pending wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

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(g) the Company shall have delivered to the Parent and the Acquisition Subsidiary a certificate (the “Company Certificate”) to the effect that each of the conditions specified in clauses (a) of Section 5.1 and clauses (a) through (e) (insofar as clause (e) relates to Legal Proceedings involving the Company) of this Section 5.2 is satisfied in all respects, and covering such other matters as the Parent shall reasonably request;

(h) each of the individuals agreed upon by the Parties shall have executed and delivered to the Parent a Lock-Up Agreement in the form mutually acceptable to the Parties and such individuals;

(i) the Company shall have delivered to the Parent the Company Audited Financial Statements, which are compliant with applicable SEC regulations for inclusion under Item 2.01(f) and/or 5.01(a)(8) of Form 8-K;

(j) no Company Material Adverse Effect shall have occurred; and

(k) the D&O Title Policy shall have been obtained; and

(l) the Parent shall have received from Lucosky Brookman, LLP, counsel to the Company, a legal opinion addressed to the Parent and dated as of the Closing Date, in form and substance mutually agreed upon by the Parties’ respective legal counsel.

5.3 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions:

(a) the Parent shall have obtained (and shall have provided copies thereof to the Company) the written consents of (i) all of the members of its the Parent Board, (ii) all of the sole members of the Board of Directors of the Acquisition Subsidiary, (iii) the sole stockholder of Acquisition Subsidiary, and (iv) holders of more than 50% of the Parent Common Stock outstanding immediately prior to the Effective Time, in each case to the execution, delivery and performance by the each such entity of this Agreement and/or the other Transaction Documentation to which each such entity a party, in form and substance satisfactory to the Company;

(b) the Parent shall have obtained (and shall have provided copies thereof to the Company) all of the other waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, referred to in Section 4.2 which are required on the part of the Parent or any of its Subsidiaries, except for waivers, permits, consents, approvals or other authorizations the failure of which to obtain or effect does not, individually or in the aggregate, have a Parent Material Adverse Effect or a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement;

(c) the representations and warranties of the Parent set forth in this Agreement (when read without regard to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct as of the date of this Agreement and shall be true and correct as of the Effective Time as though made as of the Effective Time (provided, however, that to the extent such representation and warranty expressly relates to an earlier date, such representation and warranty shall be true and correct as of such earlier date), except for any untrue or incorrect representations and warranties that, individually or in the aggregate, do not may reasonably be expected to have a Parent Material Adverse Effect or a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement;

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(d) each of the Parent and the Acquisition Subsidiary shall have performed or complied with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time, except for such non-performance or non-compliance as may not reasonably be expected to have a Parent Material Adverse Effect or a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement;

(e) no Legal Proceeding shall be pending wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(f) the Parent Board of Directors of the Parent shall have adopted, and the stockholders of the Parent shall have approved, the Parent Equity Plan and approved the issuance of the Parent Options;

(g) the Parent shall have delivered to the Company a certificate (the “Parent Certificate”) to the effect that each of the conditions specified in clauses (a) of Section 5.1 and clauses (a) through (f) (insofar as clause (e) relates to Legal Proceedings involving the Parent or the Acquisition Subsidiary) of this Section 5.3 is satisfied in all respects, and covering such other matters as the Company shall reasonably request;

(h) the Company shall have received a certificate of the Parent’s transfer agent and registrar certifying that as of the Closing Date there are 154,810,655 shares (pre-Reverse Stock Split) of the Parent Common Stock issued and outstanding;

(i) the Parent shall have delivered to the Company (i) evidence of the resignations of all individuals who served as directors and/or officers of the Parent immediately prior to the Effective Time, which resignations shall be effective as of the Effective Time, (ii) evidence of the appointment of new directors and officers for the Parent as set forth in Section 1.3(d) hereof.

(j) the Company shall have received from Nason, Yeager, Gerson, Harris & Fumero, P.A., counsel to the Parent and the Acquisition Subsidiary, a legal opinion addressed to the Company and dated as of the Closing Date, in form and substance mutually agreed upon by the Parties’ respective legal counsel;

(k) no Parent Material Adverse Effect shall have occurred;

(l) the Parent Common Stock will be DTC-eligible and DTC will not have placed a “freeze” or a “chill” on the Parent Common Stock; and

(m) The Parent shall have no debt other than the approximately $800,000 (plus accrued interest) owed to an Affiliate of Dr. Phillip Frost’s Affiliate, which will have been either converted to Parent Common Stock pursuant to Section 5.1(f) hereof, or repaid pursuant to Section 5.1(g) hereof.

Article vi
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

6.1 Survival of Representations and Warranties. All representations and warranties contained in this Agreement, the Company Certificate or the Parent Certificate shall not survive the Closing.

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ARTICLE VII
DEFINITIONS

For purposes of this Agreement, each of the following capitalized defined terms is defined in this Section or the Section of this Agreement indicated below.

“Acquisition Transaction” has the meaning set forth in Section 4.21.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Acquisition Subsidiary” has the meaning set forth in the Preamble.

“Agreement” has the meaning set forth in the Preamble.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977 or any other applicable Law concerning anti-bribery, anti-corruption, illegal payments, or gratuities, including the provisions of all anti-corruption and anti-bribery Laws of each jurisdiction in which the Company, the Parent, or any Company or Parent Subsidiary operates or has operated or in which any Person acting on behalf thereof is conducting or has conducted business.

“Anti-Money Laundering Laws” has the meaning set forth in Section 2.6(k).

“Business Day” has the meaning set forth in Section 1.2.

“Cause” means termination by Parent for one (or more) of the following reasons: (i) any willful act of theft, dishonesty, misconduct, or falsification of any employment or company records by the employee that has a material adverse effect upon the Company; (ii) willful and improper disclosure of the company’s confidential or proprietary information by the employee that has a material adverse effect upon the company; (iii) any willful action by the employee that has a material adverse effect on the company’s reputation or business; (iv) conviction (including any plea of guilty or no contest) of the employee for any criminal act that impairs the employee’s ability to perform duties for the company; (v) a willful breach of any agreement with Company by the employee that has a material adverse effect upon the Company; (vi) a willful violation of any company policy by the employee that has a material adverse effect upon the company; (vii) the employee’s death; or (viii) a disability that results in the employees inability to perform the essential functions of the employee’s position.

“CERCLA” has the meaning set forth in Section 2.22(a).

“Certificate of Merger” has the meaning set forth in Section 1.1.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company Audited Financial Statements” has the meaning set forth in Section 2.7(a).

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“Company Auditor” has the meaning set forth in Section 2.32.

“Company Balance Sheet” has the meaning set forth in Section 2.7(a).

“Company Balance Sheet Date” has the meaning set forth in Section 2.7(a).

“Company Benefit Plans” has the meaning set forth in Section 2.21(b).

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Certificate” has the meaning set forth in Section 5.2(g).

“Company Common Stock” means the common stock of the Company, $0.00001 par value per share.

“Company Confidential Information” has the meaning set forth in Section 4.5(b).

“Company Consents” has the meaning set forth in Section 2.3.

“Company Equity Plan” has the meaning set forth in Section 2.1.

“Company Major Customers” has the meaning set forth in Section 2.36.

“Company Material Adverse Effect” has the meaning set forth in Section 2.1.

“Company Option” means an option (whether or not vested or exercisable) to purchase shares of Company Common Stock.

“Company Preferred Stock” means the Company’s (a) Series Seed-I Preferred Stock, $0.00001 par value per share, (b) Series Seed-II Preferred Stock, $0.00001 par value per share, (c) Series Seed-III Preferred Stock, $0.00001 par value per share, (d) Series A-I Preferred Stock, $0.00001 par value per share, (e) Series A-II Preferred Stock, $0.00001 par value per share, and (f) Series A-III Preferred Stock, $0.00001 par value per share.

“Company’s Disclosure Schedules” has the meaning set forth in Article II.

“Company Stock Certificates” has the meaning set forth in Section 1.5(c).

“Company Stockholder” means, prior to the Effective Time, a holder of shares of Company Capital Stock, in its, his or her capacity as such.

“Company Termination Fee” has the meaning set forth in Section 8.7(b).

“Company Unaudited Financial Statements” has the meaning set forth in Section 2.7(a).

“Company Warrant” means a warrant to purchase shares of either Company Common Stock or Company Preferred Stock.

“Contemplated Transactions” has the meaning set forth in Section 8.3.

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“Control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Conversion Ratio” has the meaning set forth in Section 1.5(b).

“D&O Tail Policy” has the meaning set forth in Section 4.9.

“Defaulting Party” has the meaning set forth in Section 8.6.

“Non-Defaulting Party” has the meaning set forth in Section 8.6.

“DGCL” has the meaning set forth in Section 1.1.

“Dissenting Shares” has the meaning set forth in Section 1.6(a).

“Effective Time” has the meaning set forth in Section 1.1.

“Employee Benefit Plan” has the meaning set forth in Section 2.21(a)(i).

“Environmental Law” has the meaning set forth in Section 2.22(a).

“ERISA” has the meaning set forth in Section 2.21(a)(ii).

“ERISA Affiliate” has the meaning set forth in Section 2.21(a)(iii).”Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Executive Employment Agreements” has the meaning set forth in Section 4.13.

“Expert Market” has the meaning set forth in Section 3.2.

“Fair Market Value,” for the purposes of this Agreement, means the price per share at which shares are being offered in the Public Offering.

“FDA” has the meaning set forth in Section 2.33.

“FDCA” has the meaning set forth in Section 2.33.

“FINRA” means the Financial Industry Regulatory Authority.

“Form S-4 Registration Statement” has the meaning set forth in Section 4.17.

“GAAP” has the meaning set forth in Section 2.7(a).

“Good Reason” means the employees resignation as a result of any of the following without the employees prior consent: (i) a reduction in the employees current base salary rate; (ii) a material change in the employees title; (iii) a material reduction in the employees duties, authority, or responsibilities for the company; or (iv) a change of 50 miles or more in the location of the employees principal workplace for the company (not including any business travel on behalf of the company).

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“Governmental Entity” has the meaning set forth in Section 2.4.

“Government Official” means any officer, employee, official, representative, or any Person acting for or on behalf of any Governmental Entity, or public international organization, any political party or official thereof, and any candidate for political office.

“Indebtedness” shall mean, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money; (b) any payment obligations evidenced by any bond, debenture, debt security, promissory note, mortgage or other similar instruments; (c) any obligations, contingent or otherwise, to pay the deferred purchase price for assets, property or services, including “earnout” payments; (d) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities, in each case, to the extent drawn; (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed; (f) obligations under leases required to be capitalized under GAAP; (g) obligations under any Financial Derivative/Hedging Arrangement; and the employer portion of any applicable Taxes relating thereto (determined as if no deferral (if any) of such Taxes has occurred as permitted by the CARES Act or any Payroll Tax Executive Order and computed as though all such obligations were payable as of the Closing); (i) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (h) above; and (j) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations.

“Intellectual Property” and “Intellectual Property Rights” have the meanings set forth in Section 2.29(a).

“International Trade Authority” means the United States government, including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the Bureau of Industry and Security of the U.S. Department of Commerce; U.S. Customs and Border Protection, and the U.S. Census Bureau the United Nations Security Council; the European Union, any Member State of the European Union and the competent national authorities thereof; the United Kingdom, including the Office of Financial Sanctions Implementation of His Majesty’s Treasury and the Export Control Joint Unit of the UK Department of International Trade; and any other relevant Governmental Entity having jurisdiction over the parties to this Agreement.

“International Trade Laws” has the meaning set forth in Section 2.6(l).

“Laws” has the meaning set forth in Section 2.4.

“Legal Proceeding” has the meaning set forth in Section 2.19.

“Lien” shall mean any mortgage, pledge, security interest, easement, option, right of first refusal, encumbrance, lien, license restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

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“Lock-Up Agreement” means an agreement restricting holders of shares from selling their shares for a specific period of time.

“Merger” has the meaning set forth in the Recitals.

“Merger Shares” has the meaning set forth in Section 1.5(b).

“Misconduct” has the meaning set forth in Section 2.20(c).

“Ordinary Course of Business” has the meaning set forth in Section 2.4.

“Organization Date” has the meaning set forth in Section 2.10(c).

“Outside Termination Date” has the meaning set forth in Section 8.2.

“Parent” has the meaning set forth in the Preamble.

“Parent Board” means the board of directors of the Parent.

“Parent Certificate” has the meaning set forth in Section 5.3(g).

“Parent Common Stock” means the common stock of the Parent, $0.01 par value per share.

“Parent Confidential Information” has the meaning set forth in Section 4.7(b).

“Parent Equity Plan” has the meaning set forth in Section 4.13.

“Parent Financial Statements” has the meaning set forth in Section 3.8.

“Parent Material Adverse Effect” has the meaning set forth in Section 3.1.

“Parent Options” has the meaning set forth in Section 1.8(a).

“Parent Permits” has the meaning set forth in Section 3.25.

“Parent Reports” has the meaning set forth in Section 3.6(a).

“Parent’s Disclosure Schedules” has the meaning set forth in Article III.

“Parent Stockholders” has the meaning set forth in Section 1.5(b).

“Parent Termination Fee” has the meaning set forth in Section 8.7(a).

“Parent Warrants” has the meaning set forth in Section 1.9(a).

“Party” and “Parties” have the meanings set forth in the Preamble.

“Patent Rights” has the meaning set forth in Section 2.29(a).

“Permits” has the meaning set forth in Section 2.25.

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“Permitted Lien” shall mean: (a) Liens for current period Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (b) statutory and contractual Liens of landlords with respect to leased real property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of leased real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the Company; (e) Liens securing the Indebtedness of the Company; (f) in the case of Intellectual Property, non-exclusive license agreements granted by the Company in the ordinary course of business; and (g) Liens incurred in connection with capital lease obligations of the Company.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Entity or other entity of any kind.

“Post-Merger Parent” means the combined company resulting from the Merger.

“Pre-Closing Period” has the meaning set forth in Section 4.4.

“Pro Rata Share” means, with respect to any Company Stockholder, the percentage obtained by dividing (a) the number of Merger Shares actually received by such Company Stockholder pursuant to Section 1.5, by (b) the aggregate number of Merger Shares actually received by all Company Stockholders pursuant to Section 1.5.

“Public Offering” has the meaning set forth in Section 4.16.

“Reasonable Best Efforts” has the meaning set forth in Section 4.1.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, and consultants of such Person.

“Resale Registration Statement” has the meaning set forth in Section 4.18.

“Reverse Stock Split” has the meaning set forth in Section 4.6(b).

“Sanctioned Jurisdiction” has the meaning set forth in Section 2.6(m).

“Sanctions” has the meaning set forth in Section 2.6(m).

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.6(d).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” has the meaning set forth in Section 1.13.

“Security Interest” has the meaning set forth in Section 2.4.

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“Subsidiary” means, with respect to any party, any corporation, limited liability company, partnership, association, trust or other form of legal entity of which (a) more than fifty percent (50%) of the outstanding voting securities are on the date of this Agreement directly or indirectly owned by such party, or (b) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

“Super 8-K” has the meaning set forth in Section 4.3.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Taxes” has the meaning set forth in Section 2.10(a).

“Tax Returns” has the meaning set forth in Section 2.10(a).

“Third Party Intellectual Property Rights” has the meaning set forth in Section 2.29(d).

“Transaction Documentation” has the meaning set forth in Section 3.3.

“Uplisting” has the meaning set forth in Section 4.16.

ARTICLE VIII
TERMINATION

8.1 Termination by Mutual Agreement. This Agreement may be terminated at any time by mutual consent of the Parties, provided that such consent to terminate is in writing and is signed by each of the Parties.

8.2 Termination for Failure to Close. This Agreement shall automatically be terminated if the Closing Date shall not have occurred by June 30, 2026, unless extended by the mutual written agreement of the Parties (the “Outside Termination Date”).

8.3 Termination by Operation of Law. This Agreement may be terminated by any Party hereto if there shall be any Law that renders consummation of the transactions contemplated by this Agreement (the “Contemplated Transactions”) illegal or otherwise prohibited, or a court of competent jurisdiction or any government (or Governmental Entity) shall have issued an order, decree or ruling, or has taken any other action restraining, enjoining or otherwise prohibiting the consummation of such transactions and such order, decree, ruling or other action shall have become final and non-appealable.

8.4 Termination for Failure to Perform Covenants or Conditions. This Agreement may be terminated prior to the Effective Time:

(a) by the Parent and the Acquisition Subsidiary if: (i) any of the conditions set forth in Section 5.2 hereof have not been fulfilled in all material respects by the Closing Date; (ii) the Company shall have breached or failed to observe or perform in any material respect any of its covenants or obligations under this Agreement if such breach is not cured within ten (10) days of written notice of such breach from the Parent (to the extent such breach is curable) or (iii) as otherwise set forth herein; or

(b) by the Company if: (i) any of the conditions set forth in Section 5.3 hereof have not been fulfilled in all material respects by the Closing Date; (ii) the Parent or the Acquisition Subsidiary shall have breached or failed to observe or perform in any material respect any of its covenants or obligations under this Agreement if such breach is not cured within ten (10) days of written notice of such breach from the Company (to the extent such breach is curable) or (iii) as otherwise set forth herein.

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8.5 Effect of Termination or Default; Remedies. In the event of termination of this Agreement as set forth above, this Agreement shall forthwith become void and there shall be no liability on the part of any Party hereto, provided that such Party is a Non-Defaulting Party (as defined below). The foregoing shall not relieve any Party from liability for damages actually incurred as a result of such Party’s breach of any term or provision of this Agreement.

8.6 Remedies; Specific Performance. In the event that any Party shall fail or refuse to consummate the Contemplated Transactions or if any default under or breach of any representation, warranty, covenant or condition of this Agreement on the part of any Party (the “Defaulting Party”) shall have occurred that results in the failure to consummate the Contemplated Transactions, then in addition to the other remedies provided herein, the non-defaulting Party (the “Non-Defaulting Party”) shall be entitled to seek and obtain money damages from the Defaulting Party, or may seek to obtain an order of specific performance thereof against the Defaulting Party from a court of competent jurisdiction, provided that the Non-Defaulting Party seeking such protection must file its request with such court within forty-five (45) days after it becomes aware of the Defaulting Party’s failure, refusal, default or breach. In addition, the Non-Defaulting Party shall be entitled to obtain from the Defaulting Party court costs and reasonable attorneys’ fees incurred in connection with or in pursuit of enforcing the rights and remedies provided hereunder.

8.7 Termination Fees

(a) If this Agreement is terminated by the Parent for any reason other than the Company failing to satisfy their closing conditions prior to the Termination Date, then the Parent shall pay to the Company a nonrefundable fee in an amount equal to $250,000 (payable in cash) (the “Parent Termination Fee”).

(b) If this Agreement is terminated by the Company for any reason other than the Parent failing to satisfy their closing conditions prior to the Termination Date, then the Company shall pay to the Parent a nonrefundable fee in an amount equal to $250,000 (payable in cash) (the “Company Termination Fee”).

(c) Any Company Termination Fee or Parent Termination Fee payable in cash due under this Section 8.7 shall be paid by wire transfer of same day funds. If a Party fails to pay when due any amount payable by it under this Section 8.7 then such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(d) The Parties agree that, (i) subject to Section 8.5, payment of the Parent Termination Fee by the Parent shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement, it being understood that in no event shall the Parent be required to pay the amounts payable pursuant to this Section 8.7 on more than one occasion and (ii) following payment of the Parent Termination Fee (A) the Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (B) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the Parent or Acquisition Subsidiary or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (C) the Company and its Affiliates shall be precluded from any other remedy against the Parent, Acquisition Subsidiary and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 8.7(d) shall limit the rights of the Company with respect to claims of Fraud or Willful Breach of this Agreement by either Party prior to the date of termination.

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(e) The Parties agree that, (i) subject to Section 8.5, payment of the Company Termination Fee by the Company shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Parent following the termination of this Agreement, it being understood that in no event shall the Company be required to pay the amounts payable pursuant to this Section 8.7 on more than one occasion and (ii) following payment of the Company Termination Fee (A) the Company shall have no further liability to the Parent in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Company giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (B) neither the Parent nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the Company or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (C) the Parent and its Affiliates shall be precluded from any other remedy against the Company and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 8.7(e) shall limit the rights of the Parent with respect to claims of Fraud or Willful Breach of this Agreement by either Party prior to the date of termination.

(f) Each of the Parties acknowledges that (i) the agreements contained in this Section 8.7 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 8.7 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Party in the circumstances in which such amount is payable.

ARTICLE IX

MISCELLANEOUS

9.1 Press Releases and Announcements. No Party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable Law or stock market rule (in which case the disclosing Party shall use reasonable efforts to advise the other Parties and provide them with a copy of the proposed disclosure prior to making the disclosure).

9.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns; provided, however, that the provisions in Article I concerning issuance of the Merger Shares are intended for the benefit of the Company Stockholders.

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9.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior or (other than as set forth in the Transaction Documentation) contemporaneous understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof.

9.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties.

9.5 Counterparts and Facsimile Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Facsimile signatures delivered by fax and/or e-mail/.pdf transmission shall be sufficient and binding as if they were originals and such delivery shall constitute valid delivery of this Agreement.

9.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7 Notices. All notices, consents, waivers, and other communications which are required or permitted under this Agreement shall be in writing will be deemed given to a party (a) on the date of delivery, if delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); or (b) the date of transmission if sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment if such notice or communication is delivered prior to 5:00 P.M., New York, N.Y. City time, on a Business Day, or the next Business Day after the date of transmission, if such notice or communication is delivered on a day that is not a Trading Day or later than 5:00 P.M., New York, N.Y. City time, on any Business Day,

If to the Company or the Company Stockholders:	Copy to (which copy shall not constitute notice hereunder):

Gravitics, Inc. 4150 152nd St NE, Suite 102 Marysville, WA 98271 Attn: Colin Doughan, Chief Executive Officer	Lucosky Brookman LLP 101 Wood Avenue South Woodbridge, NJ 08830 Attn: Eric Mendelson E-mail: emendelson@lucbro.com

If to the Parent or the Acquisition Subsidiary (prior to the Closing):

If to the Parent or Acquisition Subsidiary:	Copy to (which copy shall not constitute notice hereunder):

Non-Invasive Monitoring Systems, Inc. 4400 Biscayne Blvd. Suite 180 Miami, Florida, 33137 Attn: Jim Martin, CFO	Nason, Yeager, Gerson, Harris & Fumero, P.A. 3001 PGA Boulevard, Suite 305 Palm Beach Gardens, FL 33410 Attn: Michael D. Harris E- mail: Mharris@nasonyeager.com

Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

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9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York, except that the provisions of the laws of the State of each Party’s state of incorporation shall apply with respect to the rights and duties of the board of directors of the Parties and where such provisions are otherwise mandatorily applicable.

9.9 Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

9.11 Submission Exclusive to Jurisdiction. Each of the Parties (a) submits to the exclusive jurisdiction of any state or federal court sitting in the County of New York in the State of New York in any action or legal proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may only be heard and determined in any such court, and (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Any Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 9.6. Nothing in this Section 9.11, however, shall affect the right of any Party to serve legal process in any other manner permitted by law.

9.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

9.13 Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b) Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger and Reorganization as of the date first above written.

PARENT:

NON-INVASIVE MONITORING SYSTEMS, INC.

By:	/s/ James Martin
Name:	James Martin
Title:	Chief Financial Officer

ACQUISITION SUBSIDIARY:

GRAVITICS MERGER SUB, INC.

By:	/s/ James Martin
Name:	James Martin
Title:	President

COMPANY:

GRAVITICS, INC.

By:	/s/ Colin Doughan
Name:	Colin Doughan
Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger and Reorganization

ANNEX B

Form of Lock-Up Agreement

[To be filed by amendment]

B-1

ANNEX C

2026 Equity Incentive Plan

[To be filed by amendment]

C-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Florida Law. The Florida Business Corporation Act, as amended (the “FBCA”) permits, under certain circumstances, the indemnification of officers, directors, employees and agents of a corporation with respect to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, to which such person was or is a party or is threatened to be made a party, by reason of his or her being an officer, director, employee or agent of a corporation, or is or was serving at the request of, such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including appeals thereof; provided, however, that the officer, director, employee or agent acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any such third-party action by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person (1) did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or (2) with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

In the case of proceedings by or in the right of the corporation, the statute permits indemnification of any person by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of, such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and certain amounts paid in settlement in connection with such proceeding, including appeals thereof; provided, however, that the officer, director, employee or agent acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification is made where such person is adjudged liable, unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, determines that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent that such person is successful on the merits or otherwise in defending against any such proceeding, the statute provides that he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

Also, under the statute, expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

Articles of Incorporation. Our articles of incorporation, as amended, provide that we shall indemnify our directors, officers, employees and agents to the full extent permitted by FBCA, including in circumstances in which indemnification is otherwise discretionary under such law. These indemnification provisions may be sufficiently broad to permit indemnification of our officers, directors and other corporate agents for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for the directors and officers of the Company or for persons controlling such entity, pursuant to our articles of incorporation or the FBCA, we acknowledge that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition to the authority granted to us by the FBCA to indemnify our directors, certain other provisions of the FBCA have the effect of further limiting the personal liability of our directors. For example, a director of a Florida corporation cannot be held personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act regarding corporate management or policy except in the case of certain qualifying breaches of the director’s duties.

We do not currently maintain director and officer liability insurance on behalf of our director and officers. However, we intend to purchase and maintain such insurance when economically feasible.

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Item 21. Exhibits and Financial Statement Schedules.

A list of exhibits included as part of this Registration Statement is set forth in the Exhibit Index which is hereby incorporated by reference.

Item 22. Undertakings.

The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and

iii.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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EXHIBIT INDEX

Exhibit Number	Description

2.1˄*	Agreement and Plan of Merger, dated March 6, 2026 (included as Annex A to the information statement/prospectus that forms a part of this Registration Statement on Form S-4)
3.1*	Articles of Incorporation, as amended, of Non-Invasive Monitoring Systems, Inc. (incorporated by Reference to Exhibit 3.1 to Non-Invasive Monitoring Systems, Inc.’s Current Report on Form 8-K filed on April 8, 2008)
3.2*	Articles of Amendment to Articles of Incorporation of Non-Invasive Monitoring Systems, Inc. (incorporated by reference to Exhibit 3.1 to Non-Invasive Monitoring Systems, Inc.’s Current Report on Form 8-K filed on December 3, 2008)
3.3*	Articles of Amendment to Articles of Incorporation of Non-Invasive Monitoring Systems, Inc. (incorporated by reference to Exhibit 3.3 to Non-Invasive Monitoring Systems, Inc.’s Quarterly Report on Form 10-Q filed on March 17, 2010)
3.4*	Articles of Amendment to Articles of Incorporation of Non-Invasive Monitoring Systems, Inc. (incorporated by reference to Annex A to Non-Invasive Monitoring Systems, Inc.’s Schedule 14C filed on April 3, 2012)
3.5*	By-Laws, as amended, of Non-Invasive Monitoring Systems, Inc. (incorporated by reference to Exhibit 3.1 to Non-Invasive Monitoring Systems, Inc.’s Quarterly Report on Form 10-Q filed on December 15, 2009)
4.1**	Form of Common Stock Certificate
5.1**	Opinion of Nason Yeager Gerson Harris & Fumero, P.A. regarding the validity of the securities being registered
10.1**	[Voting and Support Agreements]
10.2**	[Equity Compensation Agreements]
10.3**	[Registration Rights Agreement]
10.4**	[Employment Agreements]
10.5**	[Lock-Up Agreements]
23.1**	Consent of Weinberg & Company, P.A., Independent Registered Public Accounting Firm for Non-Invasive Monitoring Systems, Inc.
23.2**	Consent of EisnerAmper LLP, Independent Registered Public Accounting Firm for Gravitics, Inc.
23.3**	Consent of Nason Yeager Gerson Harris & Fumero, P.A. (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page to Form S-4)
99.2**	Consent of [●] to be named as a director upon completion of the Merger
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Extension Labels Linkbase
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
107**	Fee Filing Table

˄	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.

[˄˄	Portions of the exhibit (indicated by asterisks) have been omitted in accordance with the rules of the SEC.]

[†	Management Compensation Agreement]

*	Filed herewith
**	To be filed by amendment

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Miami, State of Florida, on _____, 2026.

NON-INVASIVE MONITORING SYSTEMS, INC.

By:
Jane H. Hsiao, Ph.D.
Interim Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jane H. Hsiao and James J. Martin, and each or any one of them, as his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on _____, 2026.

Interim Chief Executive Officer and Chairman of the Board of Directors
Jane H. Hsiao, Ph.D.	(Principal Executive Officer)

Chief Financial Officer and Director (Principal Financial Officer
James J. Martin	and Principal Accounting Officer)

Phillip Frost, M.D.	Director

Adam Logal	Director

II-4